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2007





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Mercantile
BANCORP, INC.

About Mercantile Bancorp, Inc.

Mercantile Bancorp, Inc. is a community bank holding company headquartered in Quincy, Illinois with banking facilities serving twenty-four communities located throughout west-central Illinois, northern and western Missouri, eastern Kansas, southwestern Florida, and west-central Indiana. In addition to eight banks included in its consolidated group, the company has minority interests in ten other banking organizations located in Missouri, Georgia, Tennessee, North Carolina, Florida, Colorado and California. The company is focused on meeting the financial needs of its markets by offering competitive financial products, services and technologies. It is engaged in retail, commercial, agricultural banking and asset management. Its core products include loans, deposits, trust and investment management.

Financial Highlights

Total Assets



$906
$1,041
$1,138
$1,423
2003
2004
2005
2006
2007
(Shown in Millions)

Total Deposits



$758
$873
$946
$1,167
2003
2004
2005
2006
2007
(Shown in Millions)

Total Loans



$643
$772
$861
$1,033
2003
2004
2005
2006
2007
(Shown in Millions)

Net Income



$8.3
$8.3
$9.5
$10.0
2003
2004
2005
2006
2007
(Shown in Millions)

Book Value Per Share*



$9.12
$9.80
$10.35
$11.50
$12.43
2003
2004
2005
2006
2007

Earnings Per Share*



$0.95
$0.95
$1.08
$1.18
$1.15
2003
2004
2005
2006
2007

*In December 2007, the company's Board of Directors approved a three-for-two stock split. Share and per share data in the selected consolidated financial information have been retroactively restated for the stock split as if it occurred on January 1, 2003.

This report may contain information and "forward-looking statements" that relate to matters that are not historical facts and which are usually preceded by the words "may," "will," "should," "could," "would," "plan," "potential," "estimate," "project," "believe," "intend," "anticipate," "expect," "target" and similar expressions. These forward-looking statements are subject to significant risks, assumptions and uncertainties. Because of these and other uncertainties, our actual results may be materially different from those described in these forward-looking statements. The forward-looking statements in this report speak only as of the date of the report, and we do not assume any obligation to update the forward-looking statements or to update the reasons why actual results could differ from those contained in the forward-looking statements.

Letter to Shareholders



Dear Shareholders:

2007 will be remembered as a trying year for the banking industry; however, Mercantile Bancorp, Inc. emerged stronger, larger and financially sound. I do not minimize the impact of a slowing economy and a troubled real estate market in many sections of the country and our markets, but for your company it was a year of solidifying, strengthening and extending the Mercantile brand. Our historically prudent lending practices, high levels of customer care, and the stable markets we serve allowed us to avoid many of the problems faced by financial institutions nationwide.

Entering 2008, economic predictions uniformly projected a rather flat economy with continuing loan issues. Mercantile Bancorp is not immune to potential isolated problems, although we feel confident in the high quality of our loan portfolios and our assets. Our 2007 loan loss provision was actually lower than in the previous year. We believe this is just one factor that validates our confidence in the quality of our loan portfolio.

We anticipated the Federal Reserve Board lowering interest rates throughout 2007 and positioned ourselves to remain flexible in our pricing and investing on our balance sheet, thereby minimizing the impact of changing interest rates on our margins. Although we did not receive those rate cuts in 2007, our conservative principles and interest rate risk planning prepared us when the Federal Reserve dramatically lowered the discount rate early in 2008, though the best preparation would insulate no balance sheet to the dramatic shift in pricing that was delivered. Due to continuing pricing issues, we anticipate some margin compression this coming year.

I will later discuss our outlook in greater detail. Let's first review Mercantile Bancorp's 2007 performance.

Solidifying Our Brand

We made good on our promise to pursue our three-pronged growth strategy: internal growth through core bank holdings, earnings and asset growth through acquisition, and income growth through strategic investments in start-up banks.

Total assets rose to $1.6 billion at year-end compared with $1.4 billion at the end of the prior year, a result of organic growth and the acquisition of HNB Financial Services, Inc., which was completed in September 2007. Mercantile's loan portfolio grew to $1.2 billion at the end of 2007 compared with $1.0 billion at the end of the prior year. This growth further strengthened the company, giving us greater size and resources to increase market share and to continue to seek operating efficiencies.

In a year when many banks saw their share prices fall, sometimes precipitously, the value of Mercantile Bancorp shares hit an all-time high. We completed a 3-for-2 stock split in December, creating additional shares for trading and bringing the stock price back into a range we believe is more conducive to purchase MBR shares. We anticipate the larger number of outstanding shares will, in time, lead to increased daily trading volume. Net income for the year ended December 31, 2007 was $10.0 million, or $1.15 per share, on 8.7 million weighted average shares outstanding, compared with net income of $10.3 million, or $1.18 cents per share in 2006 on the then-existing shares.

A significant reason for the year-over-year earnings difference is the company's larger gains from the sale of two equity investments in start-up banks in 2006. In 2007, pretax gains from equity investment sales equaled $2.7 million, compared to $4.3 million in 2006. Equity investments in start-up banks are a modest but opportunistic part of our overall three-prong growth strategy. Untimed sales of the positions can cause an irregular net income stream, but the quality returns on investment received have proven them worthy considerations. Depending on the individual circumstances of a sale, we may take our gains in cash, stock in the acquiring company, or a combination of the two.

Note that investments in start-up bank equity increase assets on our balance sheet but, prior to liquidation of the investments, are non-earning to the income statement, thereby reducing the return on equity ratio to the company. Investing in a start-up corresponds to our core business of community banking, and doing so with a long-term, strategic perspective, and noting the modest impact on our overall capital structure, has delivered a reasonable and qualified risk.

Interest and dividend income of $95.9 million increased considerably last year, from $76.2 million, fueled by greater income from commercial and residential real estate loans. Non-interest income was approximately $13.9 million – on par with non-interest income in 2006. However, excluding gains from the sale of equity investments, non-interest income rose significantly as customer service fees and income from the company's trust, brokerage and land management businesses grew year-over-year.

Building Our Brand in Core Markets

Acquiring HNB Financial Services provided Mercantile five additional full-service bank locations in northeastern Missouri, adding approximately $167 million in assets and a quality group of managers and employees. We anticipate the HNB acquisition will in time facilitate operating efficiencies, generate economies of scale and create higher loan limits that will enhance lending opportunities. Adding HNB to Mercantile Bancorp's group of core holdings has created a continuous 100-mile presence from Quincy, Ill. to suburban St. Louis.

We plan to seek regulatory approval in 2008 to combine one of Mercantile's existing Missouri-chartered banks, Perry State Bank, with certain operations of HNB Bank in early 2009. If approved by the regulators, Perry State Bank would operate as HNB Bank to capitalize on the existing strong brand recognition. The combined operations would have more than $330 million in assets and operate in the Missouri communities of Hannibal, Perry, Monroe City, Palmyra, Bowling Green, Troy and Wentzville.

The increased number of HNB locations provides greater presence and market share in the Quincy-Hannibal area, a regional business hub, and will complement existing Mercantile Bank locations in the market. In addition, it will allow for further extension of trust, brokerage and land-management business throughout the region, a valuable opportunity to increase non-interest income.

The presence of an HNB facility in the vibrant St. Louis suburb of St. Charles prompted us to sell our 37 percent equity interest in New Frontier Bancshares, Inc., also in St. Charles, for $6.8 million, a 7.6 percent annualized gain on our investment. In addition, this sale allowed us to extend the trust office of Mercantile Bank into a private office park facility in St. Charles, which is proving to be an excellent growth opportunity for trust services to the company.

In early 2008, the need to replace a retiring bank president at The Royal Palm Bank of Florida afforded an opportunity to attract a Naples-based banking leader to our franchise. We were fortunate to find that individual in J. Gregory Murphy, a 20-year resident of Naples who stepped into the president's position in early March and immediately attracted opportunities to improve the franchise. From its acquisition and through the economic downturn in Florida, we have held steadfast in our belief that from a long-term perspective, this charter offers great opportunities in the decade ahead. Going forward, under Greg's leadership, I am firm in that commitment.

A combination of prudent growth while maintaining high standards for service continues to offer tremendous opportunity for a community bank holding company to succeed. We must compete on pricing at all levels while managing inherent risk; we must have qualified and well trained personnel in our banks; and we must provide the internal and external technology that our associates, existing and potential customers have come to expect. We will continue to invest in all of those resources and needs. Combined, these steps will allow our banks to compete at all levels in their markets, ensuring growth and future success for the company.

"A combination of prudent growth while maintaining high standards for service continues to offer tremendous opportunity for a community bank holding company to succeed."

Strengthening Our Operations

Our commitment to the future was one of many reasons to build a new main bank facility in Quincy, completed in 2007, and opened for business in January 2008. It allowed for consolidating various groups of employees serving Mercantile Bank and the holding company in common areas, rather than working from crowded and inefficient quarters in several Mercantile Bank facilities. The new building is not only a full-service banking facility for customers of the Quincy region; it serves as headquarters for the holding company's executives as well.

We are fortunate to have a well-led and talented Data Services team, which is helping the company to increase efficiencies and develop state-of-the art product and service offerings to its customers. Our experience and investment in operations management and technology also improve our ability to integrate and coordinate operations as we grow organically and through acquisition.

Late in 2007, we announced plans to merge the operations of one of our core bank holdings, Farmers State Bank of Northern Missouri, into Mercantile Bank. Although Farmers State Bank has a fine reputation and a quality team of bankers, we believe its locations in Savannah and St. Joseph, Mo. will derive greater benefit and name recognition under the Mercantile Bank name and charter. The change is subject to regulatory approval and our plan is to complete the merger in second quarter 2008.

This strategy is consistent with our actions in 2006, when we consolidated the operations of five Illinois-chartered banks into two entities. We made the moves to maintain a high level of customer service while reducing administrative, regulatory and compliance costs. We anticipate similar benefits for Farmers State Bank operations.

The merger will also facilitate expanding trust and land management services in that region, complementing and enhancing the established and successful brokerage unit in place with significant assets under management. This brokerage group has successfully demonstrated the ability to deliver quality asset management services through a community bank platform. Successfully executing this strategy will provide a template for expanding trust, brokerage and land management services at our wholly owned banks. One of our key philosophies is some of our best customers are asset management customers. They are loyal and most likely to consolidate their banking and financial services needs with us.

Expanding Our Income

The success of our trust, brokerage and land management expansion strategy is a key reason non-interest income, excluding the sales of equity investments in start-up banks, rose significantly in 2007. Also, increased interest income was very encouraging. We look forward to income contributions from HNB this year.

We experienced robust growth in our commercial and real estate lending, which contributed to year-over-year growth of interest income. Contrary to some national trends, agricultural and commercial land values in many of our served markets actually increased, leading to borrowings and reasonably healthy real estate markets. I believe some of this trend is due to recognition that the land in our communities has long been valued attractively. These markets look appealing compared to other, more volatile areas.

We remain disciplined in our loan review processes, balancing prudence and care with a willingness to continue to make loans to qualifying individuals and businesses. Our excellent customer relationships enable us to more effectively qualify new loans and to monitor existing loans. Our liquidity and strong capital position enabled us to continue lending to good credits when others were pulling back. We plan to continue this practice while keeping abreast of the economies in our markets.

The real estate value corrections in various markets will affect credits in most loan portfolios; however, the vast majority of our credit extensions are to quality borrowers with supporting cash flows. An area we are monitoring is the dramatic correction of Florida real estate values, but we are confident our exposure is limited. We do not make sub-prime loans, so there are no direct issues related to those products. We make a modest number of jumbo home loans and we have supportive buyers in selling our mortgages to our secondary market sources.

Freddie Mac, one of the key secondary market buyers for non-jumbo real estate loans, is tightening the standards for loans it will purchase, but we believe the loans we generate will continue to pass muster with Freddie Mac, Fannie Mae, the Federal Home Loan Bank system and any quality secondary market buyers we source. We are carefully monitoring our real estate development loans, particularly in Florida, but as of this writing, we do not see any major issues looming.

We expect our strategic investments in start-up community banks serving growing markets will continue to make long-term contributions to income. In 2007 we sold one and added three equity investments to our portfolio, bringing our current total to 10 investments. We used some of the proceeds from the sale of New Frontier to finance these investments, which are generally less than 5 percent of the equity in these banks. We limit our equity investments to 10 percent or less of our total capital.

We invested in the start-up of Manhattan Bancorp, parent of Bank of Manhattan, a community bank serving the needs of the South Bay section of Los Angeles County California. The South Bay portion has a population of 1.3 million and is experiencing rapid growth in bank deposits.

We also acquired a stake in Brookhaven Bank, Atlanta, a bank focusing primarily on serving the needs of businesses, professional organizations, and, to a lesser extent, retail-banking customers. Brookhaven's principal market is DeKalb County, Georgia, a fast-growing and affluent section of the greater Atlanta metroplex.

In addition, we took a stake in Solera National Bancorp, Inc., headquartered in Lakewood, Colorado, a fast-growing suburb of Denver, which studies report is one of the nation's fastest growing metropolitan areas. The new bank serves the needs of residents, small-to-medium-size businesses and licensed professionals in the Denver market. However, its focus is on customers of Hispanic origin. Denver's Hispanics have among the nation's highest Hispanic per-capita income levels. The number of Hispanic residents and Hispanic-owned businesses in the Denver area is growing rapidly.

Despite being in multiple geographic regions and serving different markets, the high growth and community bank focus of our equity investments is clear and consistent with our own operating philosophy. An additional benefit of our relationship with these banks is their ability to call on us to participate in larger loans that require a partner with greater capital reserves and lending capabilities. We have participated in several such opportunities after reviewing the loans and finding them consistent with our criteria.

In time, we may have the option of increasing our stake in these banks, or to acquire them ourselves. As investments, they require little of our management's time, resources or attention. We stay focused on running our business.

We are also committed to enhancing shareholder value through cash dividends. In February 2007 our board increased the cash dividend rate by 12.5 percent. Given the strong valuation of our stock this past year, we repurchased only a few shares and most of these were part of a private buyback from a long-time investor.

Extending Our Brand

Although an important part of our growth strategy is acquisition, management and your board believe the best strategy is to maximize the value of every bank in our holding company. We have plenty of opportunities

"This brokerage group has successfully demonstrated the ability to deliver quality asset management services through a community bank platform."

to build our business organically through increased lending, deposits and asset management services.

Right now, we are focused on strengthening and solidifying our existing operations, though we will always consider opportunities that have potential to create significant value. Our stock performance last year was gratifying, positioning the company to utilize its stock as currency in future opportunities. We will weigh carefully any consideration we may receive if we issue shares of our stock in an acquisition. Our price-to-book value ratio ascended in 2007 while the bank industry's declined on average. Our price-to-book ratio, which was below the NASDAQ bank average in 2006, now stands above the NASDAQ average.

We want to expand our visibility with shared marketing efforts among our banks and innovative products and services. We plan to maximize efficiency by implementing common technology platforms throughout our company. As I write this, the economic forecasts for growth, at least for the first half of the year, are quite conservative.

That said, we will continue to seek opportunities to expand our presence by building business in existing locations, possibly through additional branches, but mainly by investing in quality people. As always, we will focus on communities that fit the profile we have developed—stable communities that are centers for business, housing, and finance.

Early this year, we opened a loan production office in Carmel, Indiana, a community of about 70,000 adjacent to the north side of Indianapolis. This office will focus on business lending relationships, but in the near future we intend to seek regulatory approval to develop it into a full-service banking facility. This is our first facility in Indiana and it has retail and business opportunities similar to our existing markets, markets we know how to serve. We hired Kevin P. Murphy as regional president. Kevin is an experienced banker with a lifetime of contacts in the Indianapolis area, and he has the support and guidance of a quality group of local business leaders.

In conclusion, I'd like to thank Chairman Dan S. Dugan and your Board of Directors for their support and guidance throughout the year. I took over the day-to-day management from Dan early in 2007. His continuing leadership, enthusiastic participation and valued support created a seamless transition for my senior management team and me. Our shareholders benefited from our entire board's insights and skill as we navigated the economics of this past year.

I extend my thanks as well to our long-time and new shareholders for participating in our vision for Mercantile Bancorp. We continue with diligence to seek growth, create value and maintain your continued trust and confidence.

Sincerely,

Ted T. Awerkamp
President and CEO
April 8, 2008

"The best strategy is to maximize the value of every bank in our holding company."

Board of Directors, Executive Officers & Affiliate Bank Presidents

Directors & Executive Officers

Dan S. Dugan
Chairman
Mercantile Bancorp, Inc.

Ted T. Awerkamp
President & CEO
Mercantile Bancorp, Inc.




Directors

William G. Keller, Jr.
Partner, Schmiedeskamp, Robertson,
Neu & Mitchell LLP, Lawyers

Frank H. Musholt
Vice President & General Manager
Hollister-Whitney Elevator Company

Walter D. Stevenson III, M.D.
Retired, Eye-Care/Eye Surgery
Quincy Medical Group

Michael J. Foster
Retired, President
ADM Alliance Nutrition, Inc.

Dennis Prock
Founder & Chairman
For Your Convenience

James W. Tracy
Senior Vice President & General Counsel
Dot Foods, Inc.








Executive Officers

Daniel J. Cook
Executive Vice President & CIO
Mercantile Bancorp, Inc.

Michael P. McGrath
Executive Vice President, Treasurer,
Secretary, & CFO
Mercantile Bancorp, Inc.




Affiliate Bank Presidents

H. Blaine Strock III
President & CEO
Mercantile Bank

David W. DeShon
Regional President
Mercantile Bank - Western Missouri

Kevin P. Murphy
Regional President
Mercantile Bank - Indiana LPO

Jerald L. Bartell
President & CEO
Marine Bank & Trust

Glen A. Bailey
President & CEO
Perry State Bank

Steve Quinn
President & CEO
Brown County State Bank

Mark G. Fitzpatrick
President & CEO
Heartland Bank

Greg Murphy
President & CEO
The Royal Palm Bank of Florida

Ronald B. Verdier
President & CEO
HNB National Bank

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2007

OR

☐ **Transition report pursuant to Section 13 or 15(d) of the Securities and Exchange Act of 1934**

Commission File No.: 001-32434

MERCANTILE BANCORP, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	**37-1149138** (I.R.S. Employer Identification Number)
200 N. 33rd Street, Quincy, Illinois (Address of Principal Executive Offices)	**62301** (Zip Code)

(217) 223-7300

(Registrant's Telephone Number, Including Area Code)

Securities registered under Section 12(b) of the Exchange Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock (par value $.42 per share)	**American Stock Exchange**

Securities registered under Section 12(g) of the Exchange Act:

Not Applicable

(Title of Class)

Indicate by check mark if the Company is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Company is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Company is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.
(Check one). Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 30, 2007 the aggregate market value of the outstanding shares of the Company's common stock (based on the average stock price on June 30, 2007), other than shares held by persons who may be deemed affiliates of the Company, was approximately $113.7 million. Determination of stock ownership by non-affiliates was made solely for the purpose of responding to this requirement and the Company is not bound by this determination for any other purpose.

As of March 10, 2008, the number of outstanding shares of the Company's common stock, par value $0.4167 per share, was 8,709,655.

Table of Contents

PART I

PART II.

PART III.

PART IV.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Mercantile Bancorp, Inc. definitive Proxy Statement for its 2008 Annual Meeting of Stockholders to be held on May 19, 2008, are incorporated by reference to this Annual Report on Form 10-K in response to items under Part III.

PART I

Item 1. Business

Mercantile Bancorp, Inc.

General. Mercantile Bancorp, Inc. (the "Company"), a multi-state bank holding company, is headquartered in Quincy, Illinois. The Company was incorporated on April 15, 1983 for the purpose of enabling Mercantile Trust & Savings Bank ("MTSB"), an Illinois banking corporation, to operate within a bank holding company structure. Several of the Company's subsidiary banks serve rural communities, and a significant portion of the Company's business is related directly or indirectly to the agricultural industry. However, the Company has diversified in recent years by expanding into higher-growth metropolitan areas. As of December 31, 2007, there were total assets of approximately $1.6 billion and total deposits of approximately $1.3 billion, and as of December 31, 2006, the Company had total assets of approximately $1.4 billion and total deposits of approximately $1.2 billion. Its subsidiaries operate three banks in Illinois, three banks in Missouri, one bank in Kansas and one bank in Florida. As described in more detail below, MTSB has represented on average approximately 44% of the Company's revenue, 47.6% of its pre-consolidated net income and 41% of its pre-consolidated assets annually, and most of the Company's loans are related to real estate with, on average, approximately 65% being farmland, construction, commercial and mortgage loans. The Company's website is located at www.mercbanx.com.

The Company, through its subsidiaries, conducts a full-service consumer and commercial banking business, which includes mainly deposit gathering, safekeeping and distribution; lending for commercial, financial and agricultural purposes, real estate purposes (including farmland, construction and mortgages), and consumer purposes; and asset management including trust, estate and agency management, retail brokerage services, and agricultural business management. Notwithstanding the broad range of services and products, approximately 77% of the Company's revenues is derived on average annually from its subsidiaries' lending activities. The other principal revenue sources are investment securities with approximately 9% of revenue on average, service charges and fees on customer accounts with approximately 5% of revenue on average, and all asset management services combined with approximately 3% of revenue on average.

The Company's principal, direct activities consist of owning and supervising the banks, through which the Company derives most of its revenues. The Company directs the policies and coordinates the financial resources of the banks. The Company provides and performs various technical and advisory services for the banks, coordinates the banks' general policies and activities, and participates in the banks' major decisions.

Wholly-Owned Subsidiaries. As of December 31, 2007, the Company was the sole shareholder of the following banking subsidiaries:

- MTSB, located in Quincy, Illinois;
- Marine Bank & Trust ("Marine Bank"), located in Carthage, Illinois;
- Perry State Bank ("Perry"), located in Perry, Missouri;
- Brown County State Bank ("Brown County"), located in Mt. Sterling, Illinois;
- Farmers State Bank of Northern Missouri ("Farmers"), located in Savannah, Missouri;

- Royal Palm Bancorp, Inc. ("Royal Palm") (the sole shareholder of Royal Palm Bank of Florida ("Royal Palm Bank"), located in Naples, Florida; and

- HNB Financial Services, Inc. ("HNB Financial") (the sole shareholder of HNB National Bank ("HNB"), located in Hannibal, Missouri

On September 7, 2007, the Company completed the acquisition of 100% of the outstanding common stock of HNB Financial in a cash transaction valued at $31.3 million (including direct costs of the acquisition). HNB Financial has five locations in northeast Missouri. At the date of acquisition, HNB Financial had total assets of $181.0 million, loans of $115.2 million and deposits of $129.6 million. As of December 31, 2007, HNB Financial had total assets of $177.9 million, loans of $118.9 million and deposits of $129.7 million.

MTSB is the largest subsidiary owned by the Company, representing 43.2% of the Company's pre-consolidated net income for 2007 and 49.9% for 2006, and 36.5% of its assets as of December 31, 2007 and 41.1% as of December 31, 2006. Marine and Perry are the next largest income-producing subsidiaries, representing respectively 14.1% and 14.7% of the Company's pre-consolidated net income for 2007 and 14.3% and 14.8% for 2006, and 9.8% and 9.5% of its assets as of December 31, 2007 and 10.6% and 12.2% as of December 31, 2006.

Majority-Owned Subsidiaries. As of December 31, 2007, the Company was the majority, but not sole, shareholder of Mid-America Bancorp, Inc. ("Mid-America") (the sole shareholder of Heartland Bank ("Heartland") located in Leawood, Kansas), in which the Company owns 54.6% (84,600 shares) of the outstanding voting stock. During 2007, the Company purchased 3,000 shares of Mid-America, and Mid-America issued a total of 8,002 shares of its common stock to minority shareholders, resulting in the Company's percentage ownership of Mid-America increasing to 54.6% as of December 31, 2007 from 52.7% as of December 31, 2006.

Other Investments in Financial Institutions. As of December 31, 2007, the Company had less than majority ownership interests in several other banking organizations located throughout the United States. Specifically, the Company owned the following percentages of the outstanding voting stock of these banking entities:

- 5.0% of Integrity Bank ("Integrity"), located in Jupiter, Florida;

- 0.8% of Premier Bancshares, Inc. ("Premier"), the sole shareholder of Premier Bank, located in Jefferson City, Missouri;

- 5.0% of Premier Community Bank of the Emerald Coast ("Premier Community"), located in Crestview, Florida;

- 4.1% of Paragon National Bank ("Paragon"), located in Memphis, Tennessee;

- 0.1% of Integrity Bancshares, Inc. ("Integrity Bancshares"), the sole shareholder of Integrity Bank, located in Alpharetta, Georgia;

- 1.3% of Enterprise Financial Services Corp. ("Enterprise"), the sole shareholder of Enterprise Bank & Trust, based in Clayton, Missouri;

- 0.5% of First Charter Corporation ("First Charter"), based in Charlotte, North Carolina;

- 4.4% of Solera National Bancorp, Inc. ("Solera"), the sole shareholder of Solera National Bank, located in Lakewood, Colorado;

- 5.0% of Manhattan Bancorp, Inc. ("Manhattan"), the sole shareholder of Bank of Manhattan, located in Los Angeles, California; and

- 5.0% of Brookhaven Bank ("Brookhaven"), located in Atlanta, Georgia.

On June 20, 2007, the Company announced it had agreed to acquire an approximate 4.4 percent interest in Solera, a newly organized banking institution headquartered in Lakewood, Colorado, a suburb of Denver. The Company purchased 105,030 shares at a price of $10.00 per share, for a total investment of $1,050,300. As an investor in the shares, the Company also received 21,006 shareholder warrants that represent options to purchase that number of additional shares in Solera at the maturity date in 2010 at $12.50 a share. Solera received all necessary regulatory approvals and opened for business in the third quarter of 2007. This purchase has been recorded as a cost method investment of the Company.

On July 18, 2007, the Company purchased 149,700 shares, representing a 4.99 percent interest, of the outstanding common stock of Manhattan, at a cost of $1,497,000. Los Angeles-based Manhattan is a bank holding company that is the parent of Bank of Manhattan, a community bank serving the banking needs of the South Bay section of Los Angeles County, California, the largest county by population in the nation. Bank of Manhattan opened for business in August of 2007. Manhattan stock is publicly traded on the Over-the-Counter Bulletin Board under the symbol "MNHN", and has been recorded as an available-for-sale investment of the Company.

During July and September 2007, the Company purchased a total of 116,671 shares, representing a 4.99 percent interest, of the outstanding common stock of Brookhaven, at a cost totaling $1,167,000. Headquartered in Atlanta, Georgia, Brookhaven is a state-chartered community bank serving the banking needs of DeKalb County, Georgia, a fast-growing and affluent section of the greater Atlanta metroplex, and opened for business in August of 2007. This purchase has been recorded as a cost method investment of the Company.

Other 2007 Events. On July 5, 2007, a partial distribution was made of the Enterprise shares that had been held in escrow since July 5, 2006, the date that Enterprise acquired the outstanding common stock of NorthStar Bancshares, Inc. (including the Company's 19.6% equity interest in NorthStar) in a stock and cash transaction. Of the total Enterprise shares exchanged for NorthStar shares in that transaction, a portion was placed in escrow in July 2006 as a reserve against potential losses incurred by Enterprise resulting from certain NorthStar loans, and another portion was placed in escrow as a reserve against breach of contract by NorthStar. The termination date for any claims against the escrow for loan losses was July 5, 2007, and at that date any shares not liquidated to resolve loan losses were distributed to the former NorthStar stockholders. The Company's portion of the July 5, 2007 distribution was 9,503 shares of Enterprise with a market value of $24.64 per share at that date, resulting in the Company recording a gain on sale of assets of approximately $234 thousand in the third quarter of 2007. The termination date for any claims against the escrow for breach of contract was October 5, 2007, and at that date any shares not liquidated to resolve breach of contract issues were distributed to the former NorthStar stockholders. The Company's portion of the October 5, 2007 distribution was 18,615 shares of Enterprise with a market value of $24.99 per share at that date, resulting in the Company recording a gain on sale of assets of approximately $465 thousand in the fourth quarter of 2007.

On July 17, 2007, the Company approved the amendment and extension of an existing line of credit through US Bank, N.A., which expired June 30, 2007. The new $8 million credit facility bears interest of 1.5% below the national prime rate and will mature on June 30, 2008. The Company intends to continue to use this revolving credit line for various corporate purposes, including, but not limited to, pursuit of the Company's growth and operating strategy, stock repurchases, and/or other general corporate purposes. The amount of the new facility has been reduced from its previous level of $15 million. Other than the reduction of the loan amount and extension of the term, the loan terms remain the same.

On August 22, 2007, the Company announced that the acquisition of First Charter by Fifth Third Bancorp will have a positive financial impact. The Company owns 164,012 shares of First Charter, received from the sale of its stake in GBC Bancorp, Inc. in November 2006, when First Charter acquired GBC. Based on the terms disclosed by Fifth Third and First Charter, shareholders will receive $31 per share. Upon consummation, this is projected to generate a gain of approximately $1.1 million for the Company on its $4.0 million First Charter investment. Fifth Third has announced it will pay First Charter shareholders using 70% Fifth Third common stock and 30% cash. Fifth Third reports that it expects the sale to close in the first quarter of 2008.

On August 30, 2007, the Company participated in a private placement of $20 million of initially fixed and then floating interest rate trust preferred securities, through a newly formed Delaware trust subsidiary, Mercantile Bancorp Capital Trust IV (the "Trust"). The trust preferred securities, as well as the underlying junior subordinated debt securities issued by the Company to the Trust mature in 2037, but may be redeemed at the Company's option quarterly, beginning in October 2017. The Trust bears interest at the fixed rate of 6.84% until October 30, 2017, at which time interest will convert to floating at three month LIBOR plus 1.58%. The Trust simultaneously issued $619,000 of the Trust's common shares to the Company. The Company used the proceeds from the sale of the securities to finance a portion of the acquisition of HNB Financial, which was completed on September 7, 2007.

On September 7, 2007, the Company amended its loan agreement with U.S. Bank National Association ("US Bank"). Pursuant to the amendment, the Company entered into two additional term loans from US Bank, each in the principal amount of $5 million. One loan bears interest at a fixed rate of 6.13%, and cannot be repaid prior to maturity without US Bank's consent and without penalty. The other loan bears interest at a fixed rate of 6.27%, and may be repaid at any time without penalty. Each loan requires quarterly principal payments of $125,000 beginning in December 2009, with the balance due in full on August 31, 2010. The proceeds were used as part of the purchase price for the Company's acquisition of HNB Financial.

On September 27, 2007, the Company completed the sale of its 36.4% equity position in New Frontier Bancshares, Inc. ("New Frontier") of St. Charles, Missouri, for approximately $6.8 million. New Frontier repurchased 32,647 shares of its common stock, valued at $208 per share, and paid the Company in cash. The Company had made incremental investments in New Frontier since 2000 totaling approximately $4.7 million, net of amortization of core deposit intangibles, at an average cost of approximately $144 per share. The Company recorded a gain on the sale of approximately $2.1 million in third quarter 2007, which equates to an annualized return on investment of approximately 7.6 percent.

On October 16, 2007, the Company announced plans to merge Farmers into MTSB. Farmers, wholly owned by the Company since 1999, is located in Savannah and St. Joseph, Missouri. The Company expects the merger to generate operational and technological efficiencies, and to further leverage the successes achieved in expanding trust and wealth management services by both banks. MTSB also received regulatory approval to change its name to Mercantile Bank effective January 1, 2008. The merger is subject to approval by bank regulatory agencies and Farmers will begin operating under the Mercantile Bank name in April 2008.

In December 2007, the Company's Board of Directors approved a three-for-two stock split. The additional shares of stock were issued on December 28, 2007 to stockholders of record at the close of business on December 17, 2007. Share and per share data in the consolidated financial statements and notes have been retroactively restated for the stock split.

Employees. As of December 31, 2007, the Company and its subsidiaries had 415 full-time employees and 51 part-time employees, which together equate to 441 full-time-equivalent employees. None of the employees are represented by a collective bargaining group.

Business Strategies – Growth and Operations. The Company has developed and is pursuing both growth and operating strategies to target its markets with its products and services, all as described in greater detail below.

Growth Strategy. The Company has grown through a combination of internal growth, acquisitions and minority interest investments in other banking companies. In the rural markets of west-central Illinois and northeast Missouri in which the Company has maintained a presence historically, the Company's strategy focuses on continuing to be, and to strengthen its position as, a significant competitor. Since 1988, the Company has acquired and successfully integrated nine bank holding companies and/or banks in these rural areas, three of which were merged into other subsidiaries of the Company in 2006. The Company continues to look for opportunities to open branches or acquire community banks in these markets.

In addition to its traditional, rural markets, the Company is diversifying its business by expanding into urban and suburban areas that are less dependent upon the agricultural economy. In 2004 the Company acquired a controlling interest in Mid-America Bancorp, Inc. in Leawood, Kansas (a suburb of Kansas City), and in 2006 the Company purchased 100% of the outstanding common stock of Royal Palm Bancshares, Inc. in Naples, Florida. In February of 2008 the Company announced the opening of a loan production office in Carmel, Indiana, a suburb of Indianapolis. This office will initially operate as an adjunct of Mercantile Bank, but the Company's intent is to develop it into a full service banking facility.

The Company has further pursued diversification over the past several years by acquiring minority equity interests in de novo (startup) or relatively new banks located in or near larger metropolitan areas such as New Frontier Bancshares, Inc. in St. Charles, Missouri (a suburb of St. Louis), NorthStar Bancshares, Inc. in Liberty, Missouri (a suburb of Kansas City); Integrity Bank in Jupiter, Florida (located near West Palm Beach), GBC Bancorp, Inc. in Lawrenceville, Georgia (a suburb of Atlanta), Premier Bancshares, Inc. in Jefferson City, Missouri (the state capitol of Missouri), Premier Community Bank of the Emerald Coast in Crestview, Florida (located on the Gulf Coast in the Florida panhandle), Paragon National Bank in Memphis, Tennessee, Solera National Bancorp, Inc. in Lakewood, Colorado (a suburb of Denver), Manhattan Bancorp, Inc. in Los Angeles, California, and Brookhaven Bank, in Atlanta, Georgia. The Company will continue to evaluate opportunities for such diversification.

The Company's goal in purchasing minority interest positions in banks with high-growth potential is to either acquire controlling interest at some point in the future, or to realize gains on the sale of the investments. This strategy produced excellent results in 2006 and 2007, as the Company sold three of its investments. In 2006, the Company sold its investments in NorthStar Bancshares and GBC Bancorp, resulting in pre-tax gains of approximately $4.3 million, as well as the acquisition of stock in two other bank holding companies. The Company's shares of NorthStar were partially exchanged for shares of Enterprise Financial Services, Inc. of Clayton, Missouri (a suburb of St. Louis), while the GBC stock was exchanged for shares in First Charter Corporation of Charlotte, North Carolina. Both Enterprise and First Charter meet the Company's criteria of well-managed banks in high-growth markets, and offer further potential for the Company to realize gains on these holdings. In 2007, the Company sold its investment in New Frontier Bancshares, Inc. in a cash deal that generated a pre-tax gain of approximately $2.1 million, and also received additional shares of Enterprise that had been held in escrow since the 2006 sale of NorthStar, resulting in 2007 pre-tax gains of approximately $699 thousand.

In 2005, MTSB hired a new trust officer, and in 2007 added a second officer, who are both operating out of an office in St. Charles, Missouri. Management believes this is an opportunity to increase noninterest income by providing trust services, as well as cross-selling other bank products, to a larger and rapidly growing market, and that the commitment to high-quality, personalized service will enable the Company to compete effectively with existing providers in the area. As of December 31, 2007, this office has generated approximately $18 million in assets under management and in custodial accounts. Additionally, marketing efforts targeted at area lawyers and estate planning professionals have created the potential for increased estate and trust fees in the future.

In evaluating acquisition opportunities, the Company plans to continue to focus on the needs of small- to medium-sized businesses in both the rural communities in which its banking centers are located and in bedroom communities of larger metropolitan areas, which while within a commutable distance from a metropolitan area, generally have the characteristics of a small town. The Company's management believes that the larger regional banks are not allocating their resources to serve small- to medium-sized businesses effectively. These customers generally have the size and sophistication to demand customized products and services, which management believes its bankers are well equipped to understand and address as a result of their experience. Further, it has been the Company's experience that it is less costly to establish a location in a rural or bedroom community than in a metropolitan area, and that these markets are generally less competitive.

The Company is looking for opportunities in rural and/or bedroom communities that meet one of the following criteria:

1. 100% acquisitions of existing financial institutions to be consolidated and operated within the existing structure of the Company;
2. Minority investments in financial institutions with the potential to acquire controlling or full ownership in the future; and
3. Equity interests in denovo institutions in high-growth markets with proven management, with the intention of allowing these investments to grow and build value, resulting in gains to be realized upon future dispositions.

The Company believes its current banking locations provide it with the necessary platform to expand its services within its existing markets and into new markets offering growth potential, and that the Company has the back office and technology systems in place to accommodate additional growth.

Operating Strategy. While pursuing the Company's growth strategy outlined above, the Company plans to continue its focus on customer service, efficient back office and other support services, asset quality and prudent capital management as described below.

The Company operates under a community banking philosophy that is customer driven, emphasizing long-term customer relationships, and provides practical financial solutions, convenience and consistent service. Each of the Company's banking centers are administered by a local president who has knowledge of the particular community and lending expertise in the specific industries found within the community. The bank presidents have the authority and flexibility within general parameters to make customer-related decisions, as the Company's management believes that the most efficient and effective decisions are made at the point of customer contact by the people who know the customer. With the Company's decentralized-decision making process, the Company is able to provide customers with rapid decisions on lending issues.

In October 2007, the Company announced plans to consolidate two of its subsidiaries, with Farmers being merged with and into MTSB, expected to be completed in April 2008. This plan follows the Company's 2006 consolidation of its Illinois bank affiliates from six separately chartered banks to three. Security State Bank of Hamilton and State Bank of Augusta were merged with and into Marine Bank, and Golden State Bank was merged with and into Brown County. The Company is confident that these plans are consistent with its community banking philosophy. Customers of the merged banks should be unaffected by the changes, as they will continue to deal with the same customer service and lending staff. The Company expects the merger of Farmers with MTSB to improve efficiencies in its operations through reductions in administrative, regulatory and compliance costs, which in turn will allow the Company to devote greater resources to providing quality products and customer service.

The support services the Company provides to its banking centers are centralized in the Company's main offices located in Quincy, Illinois. These services include back office operations, credit administration, human resources, internal audit, compliance, investment portfolio research and advice, and data processing. As a result, the Company's operations enhance efficiencies, maintain consistency in policies and procedures and enable the Company's employees to focus on developing and strengthening customer relationships.

The Company's lending officers have developed comprehensive policies and procedures for credit underwriting and funding that have enabled the Company to maintain sound credit quality while growing its loan portfolio and the overall organization. Combined with the Company's significant lending experience, these procedures and controls have enabled the Company to provide responsive, customized service to its customers. The Company's total assets have grown from $906 million at December 31, 2003, to $1.6 billion at December 31, 2007, with the bulk of the increase in assets due to loan growth. The Company has experienced an increase in non-performing loans in 2007 compared to historical levels. The Company intends to continue to adhere to the practices and policies that have contributed to its sound asset quality to date to minimize any serious credit quality issues.

The Company's goal is to operate at a capital level that supports its growth but does not unduly hamper its achievement of an attractive return on equity. In order to strike this balance, the Company relies on its management's expertise to prudently manage its capital resources. Growth of capital has been achieved through retention of earnings, and it is management's strategy to continue this growth through the profitable expansion of lending and deposit services in the Company's existing markets, as well as further acquisitions of well-managed, profitable banking organizations. Another aspect of the Company's capital management planning is its issuance of trust preferred securities as a source of funding for its acquisition strategies.

Products and Services – General. The Company, through its subsidiaries, conducts a full-service consumer and commercial banking business, which includes mainly deposit gathering, safekeeping and distribution; lending for commercial, financial and agricultural purposes, real estate purposes (including farmland, construction and mortgages), and consumer purposes; and asset management including trust, estate and agency management, retail brokerage services, and agricultural business management. These products and services are provided in all of the Company's markets through its main offices and branches, which markets are identified in more detail below. However, lending activities generate collectively most of the Company's consolidated revenue each year and individually are the only products and services, other than interest income on investment securities that have equaled or exceeded 10% of the Company's consolidated revenue consistently over the past three fiscal years. Approximately 77% of the Company's revenues has been derived on average annually from its subsidiaries' lending activities.

The Company has a single segment, banking, in that all of its bank subsidiaries are engaged in banking activities. Also, the Company's business is not seasonal although weather conditions year to year may impact the businesses of certain borrowers such as agricultural clients and thus affect their need for and ability to afford bank financing.

Lending Activities. The Company's objective is to offer the commercial, agricultural, residential and consumer customers in its markets a variety of products and services, including a full array of loan products. The Company's bank subsidiaries make real estate loans (including farmland, construction and mortgage loans), commercial, financial and agricultural loans, and consumer loans. Total loans include loans held for sale. The Company strives to do business in the areas served by its banks and their branches, and all of the Company's marketing efforts and the vast majority of its loan customers are located within its existing market areas. The following is a discussion of each major type of lending.

Real Estate Loans. The Company's banks make real estate loans for farmland, construction and mortgage purposes as more thoroughly described below. Collectively, these loans, which include loans held for sale, comprise the largest category of the Company's loans. At December 31, 2007, the Company had $835.6 million in such loans, representing 69.4% of total loans. At December 31, 2006, the Company had approximately $683.5 million in such loans, representing 66.1% of total loans.

Farmland Real Estate Loans. Farm real estate loans are collateralized by owner-occupied and investment properties located in the Company's market areas. The Company's banks offer a variety of mortgage loan products that generally are amortized over five to twenty years. The loans generally have rates fixed for up to a five year period, with the loans either having an adjustable rate feature or a balloon at the maturity of the term. Loans secured by farm real estate are generally originated in amounts of no more than 80% of the lower of cost or appraised value. The bank underwrites and seeks Farm Service Agency guarantees to enhance the credit structure of some farm real estate loans.

The banks secure a valid lien on farmland real estate loans and obtain a mortgage title insurance policy that insures that the property is free of encumbrances prior to the banks lien. The banks require hazard insurance if the farm property has improvements and if the property is in a flood plain as designated by FEMA or HUD, the banks require flood insurance.

Farmland real estate loans have generated the following approximate dollar amounts and represented the following percentages of the Company's consolidated revenues for the years indicated: $5.8 million, or 5.3% for 2007; $5.0 million, or 5.6% for 2006; and $4.2 million or 6.1% for 2005. At December 31, 2007, the Company had approximately $91.5 million in such loans, representing 7.6% of total loans. At December 31, 2006, the Company had approximately $73.0 million in such loans, representing 7.1% of total loans.

Construction Real Estate Loans. The Company's banks also make loans to finance the construction of residential and non-residential properties. Construction loans generally are secured by first liens on real estate. The Company's banks conduct periodic inspections, either directly or through an agent, prior to approval of periodic draws on these loans. Construction loans involve additional risks attributable to the fact that loan funds are advanced upon the security of a project under construction, and the project is of uncertain value prior to its completion. Because of uncertainties inherent in estimating construction costs, the market value of the completed project and the effects of governmental regulation on real property, it can be difficult to accurately evaluate the total funds required to complete a project and the related loan to value ratio. As a result of these uncertainties, construction lending often involves the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project rather than the ability of a borrower or guarantor to repay the loan. If a bank is forced to foreclose on a project prior to completion, there is no assurance that the bank will be able to recover all of the unpaid portion of the loan. In addition, the bank may be required to fund additional amounts to complete a project and may have to hold the property for an indeterminate period of time. While the Company's banks have underwriting procedures designed to identify what management believes to be acceptable levels of risk in construction lending, these procedures may not prevent losses from the risks described above.

The banks secure a valid lien on construction real estate loans and obtain a mortgage title insurance policy that insures that the property is free of encumbrances prior to the banks lien. The banks require hazard insurance if the construction property has improvements, insurance bonding on a contractor and if the property is in a flood plain as designated by FEMA or HUD, the banks require flood insurance.

Construction loans have generated the following approximate dollar amounts and represented the following percentages of the Company's consolidated revenues for the years indicated: $14.0 million or 12.7% for 2007, $7.6 million or 8.4% for 2006; and $2.7 million or 4.0% for 2005. At December 31, 2007, the Company had $216 million in such loans, representing 17.9% of total loans. At December 31, 2006, the Company had $152.6 million in such loans, representing 14.8% of total loans.

Mortgage Real Estate Loans. A significant portion of the Company's lending activity consists of the origination of mortgage loans collateralized by properties located in the Company's market areas. The Company's banks offer a variety of residential mortgage loan products that generally are amortized over five to twenty-five years. Residential loans collateralized by mortgage real estate generally have been originated in amounts of no more than 90% of the lower of cost or appraised value or the bank requires private mortgage insurance. Of the residential mortgage real estate loans originated, the Company generally retains on its books shorter-term loans with fixed or variable rates, and sells into the secondary mortgage market longer-term, fixed-rate loans to either Fannie Mae, or a regional Federal Home Loan Bank, and retains the loan servicing rights.

The Company's banks offer a variety of commercial real estate mortgage loan products that generally are amortized up to twenty years. The rates on these loans usually range from a daily variable rate to a fixed rate for no more than five years. The commercial real estate mortgage loans are collateralized by owner/operator real estate mortgages, as well as investment real estate mortgages. Loans collateralized by commercial real estate mortgages are generally originated in amounts of no more than 80% of the lower of cost or appraised value.

The banks secure a valid lien on mortgage real estate loans and obtain a mortgage title insurance policy that insures that the property is free of encumbrances prior to the bank's lien. The banks require hazard insurance in the amount of the loan and, if the property is in a flood plain as designated by FEMA or HUD, the banks require flood insurance.

Commercial real estate loans have generated the following approximate dollar amounts representing the following percentages of the Company's consolidated revenues for the years indicated: $16.8 million or 15.3% for 2007, $11.6 million or 12.9% for 2006; and $9.6 million or 14.0% for 2005. As of December 31, 2007, the Company had $204 million in such loans, which represented 17.0% of the Company's total loans. As of December 31, 2006, the Company had $190.7 million in commercial real estate mortgage loans, which represented 18.5% of the Company's total loans.

Residential real estate loans have generated the following approximate dollar amounts representing the following percentages of the Company's consolidated revenues for the years indicated: $16.6 million or 15.1% for 2007, $13.7 million or 15.2% for 2006; and $11.8 million or 17.3% for 2005. As of December 31, 2006, the Company had $324 million in such loans, which represented 26.9% of the Company's total loans. As of December 31, 2006, the Company had $267.2 million in residential real estate loans, which represented 25.9% of the Company's total loans.

The most significant risk concerning mortgage real estate loans is the fluctuation in market value of the real estate collateralizing the loans. A decrease in market value of real estate securing a loan may jeopardize a bank's ability to recover all of the unpaid portion of the loan if the bank is forced to foreclose. If there were significant decreases in market value throughout one or more markets of the Company, the Company could experience multiple losses in such market or markets. While the Company's banks have underwriting procedures designed to identify what management believes to be acceptable lender risks in mortgage lending, these procedures may not prevent losses from the risks described above. It is not the Company's practice to make subprime loans, and the exposure to any subprime loans is minimal.

Commercial, Financial and Agricultural Loans. These loans are primarily made within the Company's market areas and are underwritten on the basis of the borrower's ability to service the debt from income. As a general practice, the Company's banks take as collateral a lien on any available equipment, accounts receivables or other assets owned by the borrower and often obtain the personal guaranty of the borrower. In general, these loans involve more credit risk than residential mortgage loans and commercial mortgage loans and, therefore, usually yield a higher return. The increased risk in commercial, financial and agricultural loans is due to the type of collateral securing these loans. The increased risk also derives from the expectation that commercial, financial and agricultural loans generally will be serviced principally from the operations of the business, and those operations may not be successful. Historical trends have shown these types of loans to have higher delinquencies than real estate loans. Approximately 39% of all of the Company's net charge-offs for the years 2003 through 2007 were related to commercial, financial or agricultural loans, compared to 17% for loans secured by real estate. No category within this type of lending activity represented a disproportionate share of net charge-offs or non-performing loans during such. As a result of these additional complexities, variables and risks, commercial, financial and agricultural loans require more thorough underwriting and servicing than other types of loans.

Commercial, financial and agricultural loans, which include floor plan loans, generated the following approximate dollar amounts and represented the following percentages of the Company's consolidated revenues for the years indicated: $19.7 million or 17.9% for 2007, $19.6 million or 21.8% for 2006; and $16.0 million or 23.3% for 2005. At December 31, 2007, the Company had $238 million in such loans, representing 19.8% of total loans. At December 31, 2006, the Company had $225.1 million in such loans, representing 21.8% of total loans.

Within the category of commercial, financial and agricultural loans, agricultural operating loans have produced the following approximate dollar amounts and represented the following percentages of the Company's consolidated revenues for the years indicated: $4.6 million or 4.2% for 2007; $4.2 million or 4.7% for 2006; and $3.5 million or 5.1% for 2005. At December 31, 2007, the Company had $64 million in such loans, representing 5.3% of total loans. At December 31, 2006, the Company had $57.4 million in such loans, representing 5.6% of total loans.

Consumer Loans. The Company provides a wide variety of consumer loans (also referred to in this report as installment loans to individuals) including motor vehicle, watercraft, education, personal (collateralized and non-collateralized) and deposit account collateralized loans. The terms of these loans typically range from 12 to 72 months and vary based upon the nature of collateral and size of loan. Consumer loans entail greater risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by rapidly depreciating assets such as automobiles. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan balance. The remaining deficiency often does not warrant further substantial collection efforts against the borrower beyond obtaining a deficiency judgment. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws may limit the amount that can be recovered on such loans. Approximately 44% of all of the Company's net charge-offs for the years 2003 through 2007 were related to consumer loans.

Consumer loans generated the following approximate dollar amounts and represented the following percentages of the Company's consolidated revenues for the years indicated: $11.0 million or 10.0% for 2007; $9.5 million or 10.5% for 2006; and $8.3 million or 12.2% for 2005. At December 31, 2007, the Company had $131 million in such loans, which represented 10.9% of the Company's total loans. At December 31, 2006, the Company had $124.7 million in such loans, which represented 12.1% of the Company's total loans.

The discussion of each subsidiary bank below includes information concerning each such bank's revenue generated from lending activities, which constitute the largest source of revenue for each bank.

Underwriting Strategy. The Company's lending activities reflect an underwriting strategy that emphasizes asset quality and fiscal prudence in order to keep capital resources available for the most attractive lending opportunities in the Company's markets. Lending officers are assigned various levels of loan approval authority based upon their respective levels of experience and expertise. When the amount of loans to a borrower exceeds the officer's lending limit, the loan request goes to either an officer with a higher limit or the Board of Directors loan committee for approval. The Company's strategy for approving or disapproving loans is to follow conservative loan policies and underwriting practices, which include:

- granting loans on a sound and collectible basis;
- investing funds properly for the benefit of the Company's shareholders and the protection of its depositors;
- serving the legitimate needs of the communities in the Company's markets while obtaining a balance between maximum yield and minimum risk;
- ensuring that primary and secondary sources of repayment are adequate in relation to the amount of the loan;
- developing and maintaining adequate diversification of the loan portfolio as a whole and of the loans within each category; and

- ensuring that each loan is properly documented and, if appropriate, insurance coverage is adequate. The Company's loan review personnel and compliance officer interact on a regular basis with commercial, mortgage and consumer lenders to identify potential underwriting or technical exception variances.

In addition, the Company has placed increased emphasis on the early identification of problem loans to aggressively seek resolution of the situations and thereby keep loan losses at a minimum.

Markets and Competition. The Company identifies four regional markets for its banking activities, which include the counties in which the Company maintains offices and also counties in which the Company has no offices but whose inhabitants are targets of the Company's financial services because of their close proximity to counties in which the Company maintains offices. They are the following: (1) a tri-state region including west-central Illinois, northeast Missouri, and a portion of southeastern and central Iowa; (2) the greater St. Joseph-Savannah, Missouri market, which is located approximately 60 miles north of Kansas City, Missouri; (3) a suburban Leawood, Kansas-Kansas City, Missouri market; and (4) the greater Naples-Ft. Myers-Marco Island area in southwest Florida. The tri-state market is the Company's principal market and has accounted for approximately 83% of the Company's consolidated revenues for 2005 through 2007.

At present, the Company maintains the following approximate percentages of market share in the following markets as measured by the deposits held by the Company's subsidiary banks operating in or targeting such markets relative to the deposits held by all institutions insured by the Federal Deposit Insurance Corporation ("FDIC") located in such markets as of June 30, 2007: 21.67% for the tri-state market; 5.04% for the greater St. Joseph-Savannah, Missouri market; 0.55% for the suburban Leawood, Kansas-Kansas City, Missouri market and .57% for the southwest Florida market. The Company's share of the tri-state market at 21.67% is the largest of 56 FDIC-insured institutions located in that market. The Company's shares of the greater St. Joseph-Savannah, Missouri market, Leawood, Kansas-Kansas City, Missouri market, and southwest Florida market are discussed below in the descriptions of Farmers, Mid-America and Royal Palm, respectively.

The source of the deposit data and corresponding market shares used above and throughout this section of the report is the FDIC Summary of Deposit ("SOD") web link. The SOD contains deposit data for more than 89,000 branches/offices of FDIC-insured institutions. The FDIC collects deposit balances for commercial and savings banks as of June 30 of each year, and the Office of Thrift Supervision collects the same data for savings institutions.

The Company believes that it maintains a visible, competitive presence in all of its markets. The Company's banks are subject to vigorous competition from other banks and financial institutions in their respective markets. The business lines in which the Company's banks compete are highly competitive, and growth with profitability depends mainly on the Company's ability to effectively compete for, and retain, deposits and loans in the markets.

The primary factors in competing for savings deposits are convenient office locations, interest rates offered, and the range of additional bank services offered. Direct competition for savings deposits comes from other commercial bank and thrift institutions, money market mutual funds, insurance companies, credit unions and corporate and government securities which may offer more attractive rates than insured depository institutions are willing to pay.

The primary factors in competing for loans include, among others, interest rate consideration, loan origination fees, borrower equity infusion, and the range of additional bank services offered. Competition for origination of all loan types normally comes from other commercial banks, thrift institutions, credit unions, finance companies, mortgage bankers, mortgage brokers, insurance companies and government agricultural lending agencies. In that 77% on average of the Company's consolidated revenues are derived from loans of all categories, the Company's competitive position in lending services is crucial to its implementation of ongoing growth and operating strategies, as discussed above.

The Company has been able to compete effectively with other financial service providers by emphasizing customer service and technology, by establishing long-term customer relationships and building customer loyalty, and by providing products and services designed to address the specific needs of its customers. The Company's operating strategy emphasizing customer service, efficient back office and other support services, asset quality and prudent capital management have permitted the Company to compete effectively against both larger and smaller financial institutions in its markets; however, if the Company fails to continue to successfully implement its strategies and/or other financial institutions with more substantial resources become more aggressive in their pursuit of market share, the Company's competitive position could suffer.

Many of the Company's existing competitors are well-established, larger financial institutions with substantially greater resources and lending limits, such as US Bank, Bank of America, Commerce Bank and Wachovia Bank. These institutions offer some services, such as extensive and established branch networks and trust services, that the Company does not provide or provide to the extent these other institutions provide them. In addition, many of the Company's non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally insured banks. The Company also acknowledges that to the extent certain larger financial institutions and potential non-bank competitors have not yet entered the Company's markets, they could do so at any time and threaten the Company's competitive position.

The discussion of each subsidiary bank below includes a description of each such bank's market and competitive position within such markets, as measured by FDIC-insured deposits.

Mercantile Trust & Savings Bank

MTSB is chartered under the laws of the State of Illinois and offers complete banking and trust services to the commercial, industrial and agricultural areas that it serves. Services include commercial, real estate and personal loans; checking, savings and time deposits; trust and other fiduciary services; brokerage services; and other customer services, such as safe deposit facilities. The largest portion of MTSB's lending business is related to the general business and real estate activities of its commercial customers, followed closely by residential mortgage loans. MTSB's principal service area includes the city of Quincy and Adams County, Illinois. MTSB is the largest bank owned by the Company, representing approximately $5.6 million or 43.2% of the Company's pre-consolidated net income for 2007 and approximately $5.6 million or 49.9% in 2006, and approximately $609.8 million or 36.8% of the Company's pre-consolidated assets as of December 31, 2007 and $584.9 million or 41.1% as of December 31, 2006.

MTSB's principal banking office is currently located at 200 North 33rd Street, Quincy, Illinois. Construction of this facility began in August 2006, with the building completed and opened for business in January 2008. MTSB owns its main banking premises in fee simple. In addition, MTSB owns and operates three branches, one drive-through facility, and nine automatic teller machines in Quincy. MTSB opened a trust office in St. Charles, Missouri in February 2005, and a loan production office in Carmel, Indiana in February 2008.

MTSB wholly owns Mercantile Investments, Inc. ("MII"), a Delaware corporation. MII's offices are located in a leased facility at Century Yard, Cricket Square, Elgin Avenue, Grand Cayman, Cayman Islands. The sole activity of the subsidiary is to invest in securities, including corporate debentures. As of December 31, 2007 and 2006, MII had total assets of approximately $98.7 million and $95.0 million, respectively, which represented a significant portion of MTSB's securities portfolio at those dates. The primary strategy for forming the subsidiary was to take advantage of the current State of Illinois tax laws that exclude income generated by a subsidiary that operates off-shore from State of Illinois taxable income. The only other impact on the Company's consolidated financial statements in regard to the investment subsidiary is the additional administrative costs to operate the subsidiary, which is a minimal amount. For 2007 and 2006, the Company's Illinois income taxes decreased by approximately $126 thousand and $125 thousand, respectively, as a result of MII's operations off-shore.

MTSB plans to continue to utilize the subsidiary to manage a significant amount of its securities portfolio as long as it is advantageous to do so from a tax standpoint. All securities purchased by MII are approved by the MII Investment Committee which includes members of the Company's management. The Illinois Department of Revenue could challenge the establishment of and/or related business purposes of MII or a change in state law could negate or lessen the state income tax advantages of MII.

The by-laws of MII only allow holding investments and corporate debentures as permissible activities. There are no current plans to expand these permissible activities for MII.

MTSB owns a 6.65% interest in Illinois Real Estate Title Center, LLC ("IRETC"), a multi-bank-owned limited liability company that operates a title insurance agency. IRETC is located in leased space in Springfield, Illinois, and owned in partnership with other central-Illinois banking companies and Investors Title Insurance Company of Chapel Hill, North Carolina. IRETC engages in the sale and issuance of commercial and residential, owner and mortgagee title insurance policies. As of December 31, 2007 and 2006, IRETC had total assets of approximately $388 thousand and $339 thousand, respectively.

In January, 2007 MTSB hired H. Blaine Strock, III as President and CEO to replace Ted T. Awerkamp upon Mr. Awerkamp's promotion to President and CEO of the Company. As of December 31, 2007, MTSB had 162 full-time employees and 12 part-time employees and approximately 15,200 depositors. The population of its primary service area is approximately 250,000.

The primary source of MTSB's revenue is from lending activities, which have represented on average approximately 72% of its revenue annually for the years 2005 through 2007. MTSB generated the following approximate revenues from loans for the following years: $29.8 million for 2007; $29.4 million for 2006, and $23.9 million for 2005. At December 31, 2007, loans totaled $426 million or 69.9% of MTSB's total assets. Other principal revenue sources are investment securities with approximately 10% of revenue on average, service charges and fees on customer accounts with approximately 5% of revenue on average, and all asset management services combined with approximately 6% of revenue on average.

As indicated above, MTSB's market includes the core market of Adams County, Illinois, in which MTSB's main office and branches are located. Also, MTSB targets its products and services to the inhabitants of Marion County, Missouri, which borders Adams County to the west and includes many residents who work and conduct commerce in Quincy, Illinois, the seat of local government for Adams County. Therefore, its total market includes both counties.

At present, MTSB maintains a 22.7% share of its total market and 29.9% of its core market, as measured by the deposits held by MTSB relative to the deposits held by all FDIC-insured institutions located in such markets as of June 30, 2007. MTSB's shares are the largest held by any of the 25 institutions in its total market and 17 institutions in its core market. The next largest shares in the total market are 15.5% held by another locally headquartered bank holding company and its subsidiary bank, 6.6% held by another locally headquartered bank holding company and its subsidiary bank and 5.9% held by a substantially larger bank holding company headquartered outside of the market with one or more branches in the market. The next largest shares in its core market are 20.4% held by another locally headquartered bank holding company and its subsidiary bank, 7.7% held by a substantially larger bank holding company headquartered outside of the market with one or more branches in the market, and 6.4% held by another locally headquartered bank holding company and its subsidiary bank.

Marine Bank & Trust

Marine Bank is chartered under the laws of the State of Illinois and offers complete banking and trust services to the commercial, industrial and agricultural areas that it serves. Its full-service branches in Hamilton and Augusta were formerly separately chartered banks (Security State Bank of Hamilton and State Bank of Augusta) until their merger with and into Marine Bank in November 2006. Services include commercial, real estate and personal loans; checking, savings and time deposits; trust and other fiduciary services; brokerage services and safe deposit facilities. The largest portion of Marine Bank's lending business is related to commercial and agricultural customers. Marine Bank's principal service area includes the villages of Carthage, Hamilton and Augusta, Hancock County, Illinois; portions of northeastern Adams County, western Schuyler County and southwestern McDonough County, all in Illinois; and the City of Keokuk and Lee County, Iowa. Marine Bank represented approximately $1.8 million or 14.1% of the Company's pre-consolidated net income for 2007 and $1.6 million or 14.0% in 2006, and approximately $170.0 million or 10.3% of the Company's pre-consolidated assets as of December 31, 2007 and $164.8 million or 11.6% as of December 31, 2006.

Marine Bank's principal banking office is located at 410 Buchanan Street, Carthage, Illinois. Marine Bank owns its main banking premises in fee simple and currently owns and operates a full-service banking facility in each of Hamilton and Augusta, Illinois. Marine Bank also owns and operates six automatic teller machines located in Carthage, Hamilton and Augusta.

As of December 31, 2007, Marine Bank had 43 full-time employees and 4 part-time employees and approximately 6,900 depositors. The population of its primary service area is approximately 20,000.

The primary source of Marine Bank's revenue is from lending activities, which have represented on average approximately 80% of its revenue annually for the years 2005 through 2007. Marine Bank generated the following approximate revenues from loans for the following years: $8.8 million for 2007, $8.6 million for 2006, and $7.9 million for 2005. At December 31, 2007, loans totaled $125.4 million or 73.7 % of Marine Bank's total assets. Other principal revenue sources are investment securities with approximately 8% of revenue on average, service charges and fees on customer accounts with approximately 6% of revenue on average, and all asset management services combined with approximately 2% of revenue on average.

As indicated above, Marine Bank's market includes the core market of Hancock County, Illinois, in which its main office is located, the target markets of McDonough and Schuyler counties in Illinois, which border Hancock County to the east and southeast, respectively, and the target market of Lee County, Iowa, which borders Hancock County to the west. At present, Marine Bank maintains a 7.9% share of its total market and 38.0% of its core market, as measured by the deposits held by Marine Bank relative to the deposits held by all FDIC-insured institutions located in such markets as of June 30, 2007. Marine Bank's share is the second largest of 26 institutions in its total market. The largest share of 11.8% and third largest share of 7.9% are held by federally chartered rural Illinois banks.

Perry State Bank

Perry is chartered under the laws of the State of Missouri and offers complete banking services to the commercial, industrial and agricultural areas that it serves. Services include commercial, real estate and personal loans; checking; savings and time deposits; brokerage services, safe deposit facilities and other customer services. The largest portion of Perry's lending business is related to agricultural real estate loans. Perry's principal service area includes the towns of Perry, Monroe City, Hannibal, and Bowling Green, Missouri and the counties of Ralls, Monroe, Marion, Audrain, and Pike, Missouri. Perry represented approximately $1.9 million or 14.7% of the Company's pre-consolidated net income for 2007 and $1.6 million or 14.3% in 2006 and approximately $158.6 million or 9.6% of the Company's pre-consolidated assets as of December 31, 2007, and $150.7 million or 10.6% as of December 31, 2006.

Perry owns its principal banking office, which is located at 103 E. Main in Perry, Missouri, in fee simple and currently owns and operates a full-service banking facility in each of Monroe City and Bowling Green, Missouri, and two facilities in Hannibal, Missouri. In addition, Perry owns and operates six automated teller machines located in Perry, Monroe City, Hannibal, and Bowling Green.

As of December 31, 2007, Perry had 46 full-time employees and 12 part-time employees and approximately 8,300 depositors. The population of its primary service area is approximately 50,000.

The primary source of Perry's revenue is from lending activities, which have represented on average approximately 82% of its revenue annually for the years 2005 through 2007. Perry generated the following approximate revenues from loans for the following years: $10.2 million for 2007, $9.2 million for 2006, and $7.4 million for 2005. At December 31, 2007, loans totaled $128.4 million or 81.0% of Perry's total assets. Other principal revenue sources are investment securities with approximately 7% of revenue on average, and service charges and fees on customer accounts with approximately 9% of revenue on average.

As indicated above, Perry's market includes the core market of Ralls County, Missouri, in which its main office is located, and the target market of Audrain, Marion, Monroe and Pike counties, Missouri, in which it maintains branches and which surround Ralls County.

At present, Perry maintains a 9.4% share of its total market and 54.3% of its core market, as measured by the deposits held by Perry relative to the deposits held by all FDIC-insured institutions located in such markets as of June 30, 2007. Perry holds the second largest share out of 20 institutions in its total market. The largest share of its total market is 12.8% held by a federally chartered bank headquartered outside of the market. The third-ranked institution in its total market is a federally chartered bank headquartered in northeast Missouri that holds an 8.2% share. Perry shares its core market with only one other institution, which is a state chartered bank headquartered in northeast Missouri that holds a 45.7% share.

Brown County State Bank

Brown County is chartered under the laws of the State of Illinois and offers complete banking services to the commercial, industrial and agricultural areas that it serves. Its full-service branch in Golden was formerly a separately chartered bank (Golden State Bank) until its merger with and into Brown County in July 2006. Services include commercial, real estate and personal loans; checking, savings and time deposits; brokerage services; safe deposit facilities and other customer services. The largest portion of Brown County's lending activity involves agricultural operating and real estate loans; however, residential mortgage loans also represent a significant though lesser portion of the bank's lending activities. Brown County's principal service area includes the village of Mt. Sterling and Brown County, the village of Camp Point and Adams County, and a portion of southern Hancock County, all in Illinois. Brown County represented approximately $923 thousand or 7.2% of the Company's pre-consolidated net income for 2007 and $882 thousand or 7.9% in 2006, and approximately $80.3 million or 4.8% of the Company's pre-consolidated assets as of December 31, 2007 and $76.5 million or 5.4% as of December 31, 2006.

Brown County's principal banking office is located at 101 E. Main St., Mt. Sterling, Illinois. Brown County owns the property in fee simple and currently owns and operates a full-service banking facility in Golden, Illinois. Brown County also owns and operates two automatic teller machines in Mt. Sterling and Golden.

As of December 31, 2007, Brown County had 16 full time employees and 2 part-time employees and approximately 3,100 depositors. The population of its primary service area is approximately 10,000.

The primary source of Brown County's revenue is from lending activities, which have represented on average approximately 70% of its revenue annually for the years 2005 through 2007. Brown County generated the following approximate revenues from loans for the following years: $3.9 million for 2007, $3.6 million for 2006, and $3.3 million for 2005. At December 31, 2007, loans totaled $60.4 million or 75.2% of Brown County's total assets. Other principal revenue sources are investment securities with approximately 16% of revenue on average, service charges and fees on customer accounts with approximately 7% of revenue on average and all asset management services combined with approximately 4% of revenue on average.

As indicated above, Brown County's market includes the core market of Brown County, in which its main office is located, and the target markets of Adams and Hancock counties, which border Brown County to the west and northwest, respectively. At present, Brown County maintains a 2.8% share of its total market and 33.1% of its core market, as measured by the deposits held by Brown County relative to the deposits held by all FDIC-insured institutions located in such markets as of June 30, 2007. Brown County holds the second largest share out of 5 institutions in its core market. The largest share is held by another rural Illinois bank with 45.1%. The third-ranked institution in its core market is a state chartered bank headquartered outside of the market that holds an 8.4% share.

Farmers State Bank of Northern Missouri

Farmers is chartered under the laws of the State of Missouri and offers complete banking services to the commercial, industrial and agricultural areas that it serves. Services include commercial, real estate and personal loans; checking, savings and time deposits; brokerage services, safe deposit facilities and other customer services. The largest portion of Farmers' lending business is related to commercial, agricultural and real estate loans. Farmers' principal service area includes the communities of Savannah and St. Joseph in the counties of Andrew and Buchanan, Missouri, respectively. Farmers represented approximately $408 thousand or 3.2% of the Company's pre-consolidated net income for 2007 and incurred a net loss of approximately $246 thousand in 2006, and approximately $99.2 million or 6.0% of the Company's pre-consolidated assets as of December 31, 2007 and $95.5 million or 6.7% as of December 31, 2006.

Farmers' principal banking office is located at 301 W. Main Street, Savannah, Missouri. The bank owns its main banking premises in fee simple, owns and operates one full-service banking facility in St. Joseph, and leases and operates another full-service banking facility in St. Joseph. In addition, Farmers has four automatic teller machines located in Savannah and St. Joseph.

As of December 31, 2007, Farmers had 30 full-time employees and 5 part-time employees and approximately 2,700 depositors. The population of its primary service area is approximately 103,000.

The primary source of Farmers' revenue is from lending activities, which have represented on average approximately 74% of its revenue annually for the years 2005 through 2007. Farmers generated the following approximate revenues from loans for the following years: $5.3 million for 2007, $4.7 million for 2006, and $3.9 million for 2005. At December 31, 2007, loans totaled $70.4 million or 71.0% of Farmers' total assets. Other principal revenue sources are investment securities with approximately 10% of revenue on average, service charges and fees on customer accounts with approximately 7% of revenue on average and all asset management services combined with approximately 12% of revenue on average.

As indicated above, Farmers' market includes the core market of Andrew County, Missouri, in which its main office is located, and the target market of Buchanan County, Missouri, which is south of Andrew County and encompasses the city of St. Joseph where Farmers maintains additional banking facilities. Together these counties include the greater St. Joseph-Savannah, Missouri market, which is located approximately 60 miles north of Kansas City, Missouri.

At present, Farmers maintains a 5.0% share of its total market and 26.5% of its core market, as measured by the deposits held by Farmers relative to the deposits held by all FDIC-insured institutions located in such markets as of June 30, 2007. Farmers' shares are the ninth largest of 13 institutions in its total market and third largest of four institutions in its core market. The largest shares of its total market are 20.6%, 19.1% and 12.5%, which are held by two larger federally chartered banks and one state chartered bank. The largest share of its core market is 36.1%, which is held by a larger federally chartered bank. The remaining shares are 26.5% and 11.0% and are held by institutions with which Farmers competes in Buchanan County as well.

Mid-America Bancorp, Inc.

Mid-America Bancorp, Inc. ("Mid-America"), parent company of Heartland Bank ("Heartland"), is chartered under the laws of the State of Kansas and offers complete banking services to the commercial and retail areas that it serves. Services include commercial, real estate and personal loans; checking, savings and time deposits; brokerage services, safe deposit facilities and other customer services. The largest portion of Heartland's lending business is related to the activities of its commercial customers. Heartland's principal service area includes greater Kansas City, primarily Johnson County in Kansas and Jackson County in Missouri.

Mid-America became a majority-owned subsidiary of the Company in February 2004. The Company's ownership percentage was 54.6% (84,600 shares) as of December 31, 2007. Mid-America's financial information has been reported on a consolidated basis with the Company's financial statements as of December 31, 2007. Mid-America represented approximately $1.3 million or 10.3% of the Company's pre-consolidated net income for 2007 and $1.7 million or 14.8% in 2006, and $193 million or 11.6% of the Company's pre-consolidated assets as of December 31, 2007 and $174.2 million or 12.2% as of December 31, 2006.

Heartland's principal banking office is located at 4801 Town Center Drive, Leawood, Kansas. Heartland owns its main banking premises in fee simple and owns and operates two automatic teller machines located in Leawood and Prairie Village. In January 2006, Heartland opened a mortgage banking branch in a leased facility in Prairie Village, Kansas, a suburb of Kansas City, and in December 2006 a full-service branch bank in a leased facility in Kansas City, Missouri.

As of December 31, 2007, Heartland had 33 full-time employees and 2 part-time employees and approximately 2,600 depositors. The population of its primary service area is approximately 1,500,000.

The primary source of Heartland's revenue is from lending activities, which have represented on average approximately 87% of its revenue annually for the years 2005 through 2007. Heartland generated the following approximate revenues from loans for the following years: $13.3 million for 2007, $10.1 million for 2006, and $6.2 million for 2005. At December 31, 2007, loans totaled $162.8 million or 84.5% of Heartland's total assets. Other principal revenue sources are investment securities with approximately 6% of revenue on average, and all asset management services combined with approximately 3% of revenue on average.

As indicated above, Heartland's market includes the core market of Johnson County, Kansas, in which its main office is located, and the target market of Jackson County, Missouri, which borders Johnson County to the east and includes Kansas City, Missouri. Together these counties include the Company's suburban Leawood, Kansas-Kansas City, Missouri market.

At present, Heartland holds relatively small shares of both its total market and core market with 0.6% and 1.0%, respectively, as measured by the deposits held by Heartland relative to the deposits held by all FDIC-insured institutions located in such markets as of June 30, 2007. The largest shares of its total market are 11.1%, 9.1% and 8.4% and are held by substantially larger, federally chartered banks with significant regional and/or national presences. Heartland ranks 33rd out of 91 FDIC-insured institutions in its total market and 22nd out of 62 such institutions in its core market, as measured by such deposits; therefore, though small, Heartland's shares are greater than at least one-half of the other institutions in its markets.

Royal Palm Bancorp, Inc.

Royal Palm Bancorp, Inc. ("Royal Palm"), parent company of The Royal Palm Bank of Florida ("Royal Palm Bank"), is chartered under the laws of the State of Florida and offers complete banking services to the commercial and retail areas that it serves. Services include commercial, real estate and personal loans; checking, savings and time deposits; safe deposit facilities and other customer services. The largest portion of Royal Palm Bank's lending business is related to the activities of its commercial customers. Royal Palm Bank's principal service area includes the communities of Naples and Marco Island in Collier County, Florida and Fort Myers, Bonita Springs and Cape Coral in Lee County, Florida.

Royal Palm became a wholly-owned subsidiary of the Company in November 2006, and its financial information has been reported on a consolidated basis with the Company's financial statements as of December 31, 2007. Royal Palm represented approximately $444 thousand or 3.4% of the Company's pre-consolidated net income for 2007 and $148 thousand or 1.3% in 2006 and approximately $168.6 million or 10.2% of the Company's pre-consolidated assets as of December 31, 2007, and $191.3 million or 13.4% as of December 31, 2006.

Royal Palm's principal banking office is located at 1255 Creekside Parkway, Naples, Florida. Royal Palm leases its main banking premises, owns and operates a full-service banking facility in Fort Myers and leases a full-service banking facility in Marco Island. In addition, Royal Palm owns and operates three automatic teller machines located in Naples, Fort Myers and Marco Island.

As of December 31, 2007, Royal Palm Bank had 29 full-time employees and 4 part-time employees and approximately 2,400 depositors. The population of its primary service area is approximately 900,000.

The primary source of Royal Palm's revenue is from lending activities, which represented on average approximately 85% of its revenue annually for the years 2006 and 2007. Royal Palm generated approximate revenues from loans of $9.6 million and $10.5 million at December 31, 2007, and December 31, 2006, respectively, including the period prior to acquisition by the Company in November 2006. At December 31, 2007, loans totaled $112.5 million or 66.7% of Royal Palm's total assets. Other principal revenue sources are investment securities with approximately 7% of revenue on average and service charges and fees on customer accounts with approximately 1% of revenue on average.

As indicated above, Royal Palm's market includes the core market of Collier County, Florida, in which its main office is located, and the target market of Lee County, Florida, which borders Collier County to the northwest and includes Fort Myers, Florida. Together these counties include the Company's Southwest Florida market.

At present, Royal Palm holds relatively small shares of both its total market and core market with 0.6% and 0.9%, respectively, as measured by the deposits held by Royal Palm relative to the deposits held by all FDIC-insured institutions located in such markets as of June 30, 2007. The largest shares of its total market are 15.4%, 14.1% and 11.2% and are held by two substantially larger, federally chartered banks with significant regional and/or national presences and one state chartered bank headquartered outside of the market. Royal Palm ranks 28th out of 58 FDIC-insured institutions in its total market and 21st out of 40 such institutions in its core market, as measured by such deposits; therefore, though small, Royal Palm's shares are greater than almost half of the other institutions in its markets.

HNB Financial Services, Inc.

HNB Financial Services, Inc. ("HNB Financial"), parent company of HNB National Bank ("HNB"), is chartered under the laws of the State of Missouri and offers complete banking services to the commercial and retail areas that it serves. Services include commercial, real estate and personal loans; checking, savings and time deposits; trust and other fiduciary services; safe deposit facilities and other customer services. The largest portion of HNB's lending business is related to the activities of its real estate customers. HNB's principal service area includes the communities of Hannibal in Marion County, Troy in Lincoln County, and Wentzville in St. Charles County, Missouri.

HNB Financial became a wholly-owned subsidiary of the Company in September 2007, and its financial information has been reported on a consolidated basis with the Company's financial statements as of December 31, 2007, including HNB Financial's earnings subsequent to the acquisition in September 2007. HNB Financial represented approximately $497 thousand or 3.9% of the Company's pre-consolidated net income for 2007, and $177.9 million or 10.7 of the Company's pre-consolidated assets as of December 31, 2007.

HNB Financial's principal banking office is located at 100 North Main, Hannibal, Missouri. HNB Financial owns its main banking premises, and currently owns and operates a full-service banking facility in each of Palmyra, Troy, and Wentzville, Missouri, and two facilities in Hannibal, Missouri. In addition, HNB Financial owns and operates nine automatic teller machines located in Hannibal, Palmyra, Troy, Wentzville, and Warrenton, Missouri. HNB Financial also leases five automatic teller machines located in Hannibal, Troy, Moscow Mills, and St. Charles, Missouri.

As of December 31, 2007, HNB Bank had 56 full-time employees and 10 part-time employees and approximately 12,000 depositors. The population of its primary service area is approximately 80,000.

The primary source of HNB Financial's revenue is from lending activities, which represented approximately 73% of its revenue annually for 2007, including the period prior to acquisition by the Company in September 2007. At December 31, 2007, loans totaled $118.9 million or 66.8% of HNB Financial's total assets. Other principal revenue sources are investment securities with approximately 11% of revenue on average, service charges and fees on customer accounts with approximately 9% of revenue on average and all asset management services combined with approximately 2% of revenue on average.

As indicated above, HNB Financial's market includes the core market of Marion County, Missouri, in which its main office is located, and the target markets of Lincoln County, Ralls County, and St. Charles County, Missouri, which borders Marion County to the south.

At present, HNB Financial maintains 2.64% share of its total market and 23.9% shares of its core market as measured by the deposits held by HNB Financial relative to the deposits held by all FDIC-insured institutions located in such markets as of June 30, 2007. The largest shares of its total market are 11.8%, 11.5% and 8.0%, and all three are held by substantially larger, federally chartered banks with significant regional and/or national presences. HNB Financial ranks 11th out of 44 FDIC-insured institutions in its total market and is the largest of 10 such institutions in its core market, as measured by such deposits

Lending Activities

Additional information regarding the Company's lending activities, including the nature of the Company's loan portfolio, loan maturities, non-performing assets, allowances for loan losses and related matters, is set forth in Management's Discussion and Analysis of Financial Condition and Results of Operations, Item 7 of this Annual Report, under the headings "Provision for Loan Losses," "Loan Portfolio," "Non-Performing Loans," and "Potential Problem Loans," among others.

Investment Securities Activities

A description of the Company's investment activities including the investment portfolio and maturities thereof is included in Management's Discussion and Analysis of Financial Condition and Results of Operations, Item 7 under the heading "Investment Securities".

Sources of Funds

A description of the Company's sources of funds, including deposits and borrowings, is set forth in Management's Discussion and Analysis of Financial Condition and Results of Operations, Item 7 under the headings "Deposits", "Short-term Borrowings", and "Long-term Debt", among others.

Laws and Regulations Applicable to Bank Holding Companies

General. As a registered bank holding company under the Bank Holding Company Act (the "BHC Act"), the Company is subject to regulation and supervision by the Board of Governors of the Federal Reserve System (the "FRB"). The FRB has the authority to issue cease and desist orders or take other enforcement action against our holding company if it determines that our actions represent unsafe and unsound practices or violations of law. Regulation by the FRB is principally intended to protect depositors of our subsidiary banks and the safety and soundness of the U.S. banking system, not the stockholders of the Company.

Limitation on Acquisitions. The BHC Act requires a bank holding company to obtain prior approval of the FRB before: (1) taking any action that causes a bank to become a controlled subsidiary of the bank holding company; (2) acquiring direct or indirect ownership or control of voting shares of any bank or bank holding company, if the acquisition results in the acquiring bank holding company having control of more than 5% of the outstanding shares of any class of voting securities of such bank or bank holding company, and such bank or bank holding company is not majority-owned by the acquiring bank holding company prior to the acquisition; (3) acquiring all or substantially all the assets of a bank; or (4) merging or consolidating with another bank holding company.

Limitation on Activities. The activities of bank holding companies are generally limited to the business of banking, managing or controlling banks, and other activities that the FRB has determined to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Bank holding companies that qualify and register as "financial holding companies" are also able to engage in certain additional financial activities, such as securities and insurance underwriting, subject to limitations set forth in federal law. As of December 31, 2007, the Company was not a "financial holding company."

Regulatory Capital Requirements. The FRB has promulgated capital adequacy guidelines for use in its examination and supervision of bank holding companies. If a bank holding company's capital falls below minimum required levels, then the bank holding company must implement a plan to increase its capital, and its ability to pay dividends and make acquisitions of new banks may be restricted or prohibited.

The FRB currently uses two types of capital adequacy guidelines for holding companies, a two-tiered risk-based capital guideline and a leverage ratio guideline. The two-tiered risk-based capital guideline assigns risk weightings to all assets and certain off-balance sheet items of the holding company's banking operations, and then establishes a minimum ratio of the holding company's "Tier 1" capital to the aggregate dollar amount of risk-weighted assets (which amount is almost always less than the aggregate dollar amount of such assets without risk weighting) and a minimum ratio of the holding company's total qualified capital ("Tier 1" capital plus "Tier 2" capital, adjusted) to the aggregate dollar amount of such risk-weighted assets. The leverage ratio guideline establishes a minimum ratio of the holding company's Tier 1 capital to its total tangible assets, without risk-weighting.

Under both guidelines, Tier 1 capital (also referred to as core capital) is defined to include: common shareholders' equity (including retained earnings), qualifying non-cumulative perpetual preferred stock and related surplus, qualifying cumulative perpetual preferred stock and related surplus (limited to a maximum of 25% of Tier 1 capital), and minority interests in the equity accounts of consolidated subsidiaries. Goodwill and most intangible assets are deducted from Tier 1 capital.

For purposes of the total risk-based capital guideline, Tier 2 capital (also referred to as supplementary capital) is defined to include: allowances for loan and lease losses (limited to 1.25% of risk-weighted assets), perpetual preferred stock not included in Tier 1 capital, intermediate-term preferred stock and any related surplus, certain hybrid capital instruments, perpetual debt and mandatory convertible debt securities, and intermediate-term subordinated debt instruments (subject to limitations). The maximum amount of qualifying Tier 2 capital is 100% of qualifying Tier 1 capital. For purposes of the total risk-based capital guideline, total capital equals Tier 1 capital, *plus* qualifying Tier 2 capital, *minus* investments in unconsolidated subsidiaries, reciprocal holdings of bank holding company capital securities, and deferred tax assets and other deductions.

The FRB's current capital adequacy guidelines require that a bank holding company maintain a Tier 1 risk-based capital ratio of at least 4%, a total risk-based capital ratio of at least 8%, and a Tier 1 leverage ratio of at least 4%. Top performing companies may be permitted to operate with slightly lower capital ratios, while poor performing or troubled institutions may be required to maintain or build higher capital ratios.

On December 31, 2007 and 2006, the Company was in compliance with all of the FRB's capital adequacy guidelines.

The Company has issued the following amounts of junior subordinated debentures to Mercantile Bancorp Capital Trust I, II, III and IV (the "Trusts"), respectively: $10.3 million in August 2005, $20.6 million in July 2006, $10.3 million in July 2006 and $20.6 million in August 2007. The Trusts are wholly-owned unconsolidated subsidiaries, which were formed for the purpose of these transactions. The Company owns all of the securities of the Trusts that possess general voting powers. In connection with the Company's issuance of the debentures to the Trusts, the Trusts issued cumulative preferred securities to third parties in private placement offerings. The Trusts invested the proceeds of its issuances in the Company's junior subordinated debentures. In accordance with bank regulations, 25% of Tier 1 capital may be comprised of the junior subordinated debentures owed to the Trusts, with any excess above the 25% limit included in Tier 2 capital. As of December 31, 2007, all of the Company's junior subordinated debentures qualify as either Tier 1 or Tier 2 capital.

Source of Strength. FRB policy requires a bank holding company to serve as a source of financial and managerial strength to its subsidiary banks. Under this "source of strength doctrine," a bank holding company is expected to stand ready to use its available resources to provide adequate capital funds to its subsidiary banks during periods of financial stress or adversity, and to maintain resources and the capacity to raise capital that it can commit to its subsidiary banks. Furthermore, the FRB has the right to order a bank holding company to terminate any activity that the FRB believes is a serious risk to the financial safety, soundness or stability of any subsidiary bank.

Liability of Commonly Controlled Institutions. Under cross-guaranty provisions of the Federal Deposit Insurance Act (the "FDIA"), each bank subsidiary of a bank holding company is liable for any loss incurred by the Federal Deposit Insurance Corporation's insurance fund for banks in connection with the failure of any other bank subsidiary of the bank holding company.

Laws and Regulations Applicable to the Company's Subsidiary Banks

General. The Company's three subsidiary banks located in Illinois, MTSB, Marine Bank and Brown County, are all state non-member banks. As such, they are subject to regulation and supervision by the Illinois Department of Financial and Professional Regulation and the Federal Deposit Insurance Corporation ("FDIC"). Two of the Company's banks in Missouri, Perry and Farmers, are state non-member banks, and are subject to regulation and supervision by the Missouri Division of Finance and the FDIC. The Company's other Missouri bank, HNB, is a federally chartered bank subject to regulation and supervision by the Missouri Division of Finance and the OCC. Heartland, the Company's subsidiary bank in Kansas, is a state non-member bank and is subject to regulation and supervision by the Kansas Division of Banking and the FDIC. Royal Palm Bank, the Company's subsidiary bank in Florida, is a state non-member bank and is subject to regulation and supervision by the Florida Office of Financial Regulation and the FDIC.

These bank regulatory agencies, in addition to supervising and examining the banks subject to their authority, are empowered to issue cease and desist orders or take other enforcement action against the banks if they determine that the banks' activities represent unsafe and unsound banking practices or violations of law. Regulation by these agencies is principally designed to protect the depositors of the banks and the safety and soundness of the U.S. banking system, not the stockholders of the banks or bank holding companies such as the Company.

Bank Regulatory Capital Requirements. The FDIC has adopted minimum capital requirements applicable to state non-member banks which are similar to the capital adequacy guidelines established by the FRB for bank holding companies. These guidelines are discussed above under "**Laws and Regulations Applicable to Bank Holding Companies – *Regulatory Capital Requirements*.**"

Depending on the status of a bank's capitalization under the applicable guidelines, federal law may require or permit federal bank regulators to take certain corrective actions against the bank. For purposes of these laws, an insured bank is classified in one of the following five categories, depending upon its regulatory capital:

> "well-capitalized" if it has a total Tier 1 leverage ratio of 5% or greater, a Tier 1 risk-based capital ratio of 6% or greater and a total risk-based capital ratio of 10% or greater (and is not subject to any order or written directive specifying any higher capital ratio);
>
> "adequately capitalized" if it has a total Tier 1 leverage ratio of 4% or greater (or a Tier 1 leverage ratio of 3% or greater, if the bank has a CAMELS rating of 1), a Tier 1 risk-based capital ratio of 4% or greater and a total risk-based capital ratio of 8% or greater;
>
> "undercapitalized" if it has a total Tier 1 leverage ratio that is less than 4% (or a Tier 1 leverage ratio that is less than 3%, if the bank has a CAMELS rating of 1), a Tier 1 risk-based capital ratio that is less than 4% or a total risk-based capital ratio that is less than 8%;
>
> "significantly undercapitalized" if it has a total Tier 1 leverage ratio that is less than 3%, a Tier 1 risk based capital ratio that is less than 3% or a total risk-based capital ratio that is less than 6%; and
>
> "critically undercapitalized" if it has a Tier 1 leverage ratio that is equal to or less than 2%.

Federal banking laws require the federal regulatory agencies to take prompt corrective action against undercapitalized banks, that is, banks falling into any of the latter three categories set forth above.

On December 31, 2007 and 2006, all of the Company's subsidiary banks were "well capitalized" under applicable requirements.

Deposit Insurance and Assessments. The deposits of all of the Company's subsidiary banks are insured by the FDIC's Depository Insurance Fund, in general, up to a maximum of $100,000 per insured depositor, except for deposits held in an IRA account, which are insured up to a maximum of $250,000 per account. Under federal banking law and regulations, insured banks are required to pay quarterly assessments to the FDIC for deposit insurance. The FDIC's assessment system requires insured banks to pay varying assessment rates, depending upon the level of the bank's capital, the degree of supervisory concern over the bank, and various other factors, including the overall levels of reserves in the FDIC's insurance fund from time to time.

Limitations on Interest Rates and Loans to One Borrower. The rate of interest a bank may charge on certain classes of loans may be limited by state and federal law. At certain times in the past, these limitations have resulted in reductions of net interest margins on certain classes of loans. Federal and state laws impose additional restrictions on the lending activities of banks including, among others, the maximum amount that a bank may loan to one borrower.

Payment of Dividends. The Company's subsidiary banks are subject to federal and state banking laws limiting the payment of cash dividends by banks. Typically, such laws restrict dividends to the bank's undivided profits account or, if greater, profits earned during the current and preceding fiscal year. In addition, under federal banking law, an FDIC-insured institution may not pay dividends while it is undercapitalized under regulatory capital guidelines or if payment would cause it to become undercapitalized. In addition, the FDIC has authority to prohibit or to limit the payment of dividends by a bank if, in the banking regulator's opinion, payment of a dividend would constitute an unsafe or unsound practice in light of the financial condition of the banking organization.

The USA Patriot Act. The USA Patriot Act of 2001, as recently renewed and amended (the "Patriot Act"), has imposed substantial new record-keeping and due diligence obligations on banks and other financial institutions, with a particular focus on detecting and reporting money-laundering transactions involving domestic or international customers. The U.S. Treasury Department has issued and will continue to issue regulations clarifying the Patriot Act's requirements. The Patriot Act requires all "financial institutions," as defined, to establish certain anti-money laundering compliance and due diligence programs, which impose significant costs on our Company and all financial institutions.

Community Reinvestment Act. The Company's subsidiary banks are subject to the federal Community Reinvestment Act (the "CRA") and implementing regulations. CRA regulations establish the framework and criteria by which the federal bank regulatory agencies assess an institution's record of helping to meet the credit needs of its community, including low- and moderate-income neighborhoods. Some states have enacted their own community reinvestment laws and regulations applicable to financial institutions doing business within their borders. A banking institution's performance under the federal CRA and any applicable state community reinvestment act laws is taken into account by regulators in reviewing certain applications made by the institution, including applications for approval of expansion transactions such as mergers and branch acquisitions.

Transactions with Affiliates. The Company's subsidiary banks are subject to federal laws that limit certain transactions between banks and their affiliated companies, including loans, other extensions of credit, investments or asset purchases. Among other things, these laws place a ceiling on the aggregate dollar amount of such transactions expressed as a percentage of the bank's capital and surplus. Furthermore, loans and extensions of credit from banks to their non-bank affiliates, as well as certain other transactions, are required to be secured in specified amounts. Finally, the laws require that such transactions be on terms and conditions that are or would be offered to nonaffiliated parties. We carefully monitor our compliance with these restrictions on transactions between banks and their affiliates.

Other Laws. Our banking subsidiaries are subject to a variety of other laws particularly affecting banks and financial institutions, including laws regarding permitted investments; loans to officers, directors and their affiliates; security requirements; anti-tying limitations; anti-money laundering, financial privacy and customer identity verification; truth-in-lending; permitted types of interest bearing deposit accounts; trust department operations; brokered deposits; and audit requirements.

Laws Governing Interstate Banking and Branching

Under federal law, a bank holding company generally is permitted to acquire additional banks located anywhere in the United States, including in states other than the acquiring holding company's home state. There are a few limited exceptions to this ability, such as interstate acquisitions of newly organized banks (if the law of the acquired bank's home state prohibits such acquisitions), interstate acquisitions of banks where the acquiring holding company would control more than 10% of the total amount of insured deposits in the United States, and interstate acquisitions where the acquiring holding company would control more than 30% of the insured deposits in the acquired bank's home state (or any lower percentage established by the acquired bank's home state), unless such acquisition represents the initial entry of the acquiring holding company into the acquired bank's home state or where the home state waives such limit by regulatory approval or by setting a higher percentage threshold for the insured deposit limit.

Under federal law, banks generally are permitted to merge with banks headquartered in other states, thereby creating interstate branches. The principal exception to this ability is a merger with a bank in another state that is a newly organized bank, if the laws of the other state prohibit such mergers. Interstate bank mergers are subject to the same type of limits on the acquiring bank and its bank affiliates controlling deposits in the acquired institution's home state as interstate bank acquisitions. In addition, banks may acquire one or more branches from a bank headquartered in another state or establish de novo branches in another state, if the laws of the other state permit such branch acquisitions or the establishment of such de novo branches.

In addition, states may prohibit interstate acquisitions, by a bank holding company controlling only out of state banks or by an out of state bank, of an in-state bank or bank branches, if such acquisition would result in the acquiring institution's controlling more than a specified percentage of in-state deposits, provided such restriction applies as well to in-state banking organizations' acquisitions within the state.

Regulation of Other Non-Banking Activities.

Federal and state banking laws affect the ability of the Company or its subsidiary banks to engage, directly or indirectly through non-bank subsidiaries or third parties, in activities of a non-traditional banking nature, such as insurance agency, securities brokerage, or investment advisory activities. To the extent that we are authorized to engage and do engage in such activities, we are careful to comply with the applicable banking laws, as well as any other laws and regulations specifically regulating the conduct of these non-banking activities, such as the federal and state securities laws, regulations of self-regulatory organizations such as the Financial Industry Regulatory Authority and state insurance laws and regulations. These laws and regulations are principally focused on protecting customers of the Company's subsidiaries rather than the stockholders of the Company.

Sarbanes-Oxley Act of 2002

On July 30, 2002, the President signed into law the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley"), which implemented legislative reforms intended to address corporate and accounting fraud. In addition to the establishment of a new accounting oversight board that enforces auditing, quality control and independence standards on registered companies and their independent public accounting firms, Sarbanes-Oxley placed certain direct restrictions on the scope of non-audit services that may be provided by accounting firms to their public company audit clients. Any permitted non-audit services provided by an auditing firm to a public company audit client must be preapproved by the company's audit committee. In addition, Sarbanes-Oxley makes certain changes to the requirements for periodic rotation of audit partners in public audit firms. Sarbanes-Oxley requires chief executive officers and chief financial officers, or their equivalent, to certify to the accuracy of their company's periodic reports filed with the Securities and Exchange Commission, subject to civil and criminal penalties if they knowingly or willingly violate this certification requirement. The Company's Chief Executive Officer and Chief Financial Officer have signed certifications to this Form 10-K as required by Sarbanes-Oxley. In addition, under Sarbanes-Oxley, counsel is required to report evidence of a material violation of the securities laws or a breach of fiduciary duty by a company to its chief executive officer or its chief legal officer, and, if such officer does not appropriately respond, to report such evidence to the audit committee or other similar committee of the board of directors or the board itself.

Under Sarbanes-Oxley, longer prison terms will apply to corporate executives who violate federal securities laws; the period during which certain types of suits can be brought against a company or its officers is extended; and bonuses issued to top executives prior to restatement of a company's financial statements are now subject to disgorgement if such restatement was due to corporate misconduct. Executives are also prohibited from trading the company's securities during retirement plan "blackout" periods, and loans to company executives (other than loans by financial institutions permitted by federal rules and regulations) are restricted. In addition, a provision directs that civil penalties levied by the Securities and Exchange Commission as a result of any judicial or administrative action under Sarbanes-Oxley be deposited to a fund for the benefit of harmed investors. The Federal Accounts for Investor Restitution provision also requires the Securities and Exchange Commission to develop methods of improving collection rates. The legislation accelerates the time frame for disclosures by public companies, as they must immediately disclose any material changes in their financial condition or operations. Directors and executive officers must also provide information for most changes in their individual ownership of their company's securities within two business days of the change.

Sarbanes-Oxley increases the oversight of, and codifies certain requirements relating to audit committees of public companies and how they interact with the company's "registered public accounting firm." Audit Committee members must be independent and are absolutely barred from accepting consulting, advisory or other compensatory fees from the issuer, other than normal directors fees. In addition, companies must disclose whether at least one member of the committee is a "financial expert" (as such term is defined by the Securities and Exchange Commission) and if not, why not. Under Sarbanes-Oxley, an independent public accounting firm is prohibited from performing audit services for a registered company if the company's chief executive officer, chief financial officer, comptroller, chief accounting officer or any person serving in equivalent positions was previously employed by the audit firm and participated in the firm's audit of the company during the one-year period preceding the audit initiation date. Sarbanes-Oxley also prohibits any officer or director of a company or any other person acting under their direction from taking any action to fraudulently influence, coerce, manipulate or mislead any independent accountant engaged in the audit of the company's financial statements for the purpose of rendering the financial statements materially misleading. Sarbanes-Oxley requires the Securities and Exchange Commission to prescribe rules requiring inclusion of any internal control report and assessment by management in the annual report to shareholders. Sarbanes-Oxley requires the company's registered public accounting firm that issues the audit report to attest to and report on management's assessment of the company's internal controls.

Changes in Law and Regulation Affecting the Company Generally

Future Legislation. Various items of legislation are from time to time introduced in Congress and state legislatures with respect to the regulation of financial institutions. Such legislation may change our operating environment and the operating environment of our subsidiaries in substantial and unpredictable ways. We cannot determine the ultimate effect that potential legislation, if enacted, or implementing regulations, would have upon our financial condition or results of operations or upon our shareholders.

Fiscal Monetary Policies. The Company's business and earnings are affected significantly by the fiscal and monetary policies of the federal government and its agencies. The Company is particularly affected by the policies of the FRB, which regulates the supply of money and credit in the United States. Among the instruments of monetary policy available to the FRB are conducting open market operations in United States government securities, changing the discount rates of borrowings of depository institutions, imposing or changing reserve requirements against depository institutions' deposits, and imposing or changing reserve requirements against certain borrowings by banks and their affiliates.

These methods are used in varying degrees and combinations to directly effect the availability of bank loans and deposits, as well as the interest rates charged on loans and paid on deposits. The policies of the FRB have a material effect on the Company's business, results of operations and financial condition.

The references in the foregoing discussion to various aspects of statutes and regulations are merely summaries which do not purport to be complete and which are qualified in their entirety by reference to the actual statutes and regulations.

Item 1A – Risk Factors

Various risks and uncertainties, some of which are difficult to predict and beyond the Company's control, could negatively impact the Company. Adverse experience with the risks listed below could have a material impact on the Company's financial condition and results of operations, as well as the value of its common stock.

Changes in the domestic interest rate environment could negatively affect the Company's net interest income. Interest rate risk is the risk that changes in market rates and prices will adversely affect financial condition or results of operations. Net interest income is the Company's largest source of revenue and is highly dependent on achieving a positive spread between the interest earned on loans and investments and the interest paid on deposits and borrowings. Changes in interest rates could negatively impact the ability to attract deposits, make loans, and achieve a positive spread resulting in compression of the net interest margin.

Liquidity risk may affect the ability of the Company to meet future contractual obligations. Liquidity risk is the risk that the Company will have insufficient cash or access to cash to satisfy current and future financial obligations, including demands for loans and deposit withdrawals, funding operating costs, and for other corporate purposes. Liquidity risk arises whenever the maturities of financial instruments included in assets and liabilities differ. Results of operations could be affected if the Company were unable to satisfy current or future financial obligations.

The financial services industry is highly competitive, and competitive pressures could intensify and adversely affect the Company's financial results. The Company operates in a highly competitive industry that could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. The Company competes with other commercial banks, savings and loan associations, mutual savings banks, finance companies, mortgage banking companies, credit unions and investment companies. In addition, technology has lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks. Many of these competitors have fewer regulatory constraints and some have lower cost structures.

If economic conditions worsen, the Company may suffer from credit risk and the Company's allowance for loan losses may not be adequate to cover actual losses. Credit risk is the risk that loan customers or other counter-parties will be unable to perform their contractual obligations resulting in a negative impact on earnings. Like all financial institutions, the Company maintains an allowance for loan losses to provide for loan defaults and non-performance. The allowance for loan losses is based on historical loss experience as well as an evaluation of the risks associated with the loan portfolio, including the size and composition of the portfolio, current economic conditions and geographic concentrations within the portfolio. If the economy in the Company's primary geographic market areas, west-central Illinois, northern Missouri, eastern Kansas and southwest Florida, should worsen, this may have an adverse impact on the loan portfolio. If for any reason the quality of the portfolio should weaken, the allowance for loan losses may not be adequate to cover actual loan losses, and future provisions for loan losses could materially and adversely affect financial results.

Changes in accounting standards may materially impact the Company's financial statements. From time to time, the Financial Accounting Standards Board (FASB) changes the financial accounting and reporting standards that govern the preparation of financial statements. These changes can be hard to predict and can materially impact how the Company records and reports financial condition and results of operations. In some cases, it may be necessary to apply a new or revised standard retroactively, resulting in the significant restatement of prior period financial statements.

The Company relies on other companies to provide key components of the Company's business infrastructure. Third party vendors provide key components of business infrastructure such as internet connections, network access and mutual fund distribution. These parties are beyond the Company's control, and any problems caused by these third parties, including their not providing their services for any reasons or their performing their services poorly, could adversely affect the ability to deliver products and services to customers and otherwise to conduct business.

Significant legal actions could subject the Company to substantial uninsured liabilities. From time to time the Company is subject to claims related to operations. These claims and legal actions, including supervisory actions by regulators, could involve large monetary claims and significant defense costs. To protect the Company from the cost of these claims, insurance coverage is maintained in amounts and with deductibles believed to be appropriate, but this insurance coverage may not cover all claims or continue to be available at a reasonable cost. As a result, the Company may be exposed to substantial uninsured liabilities, which could adversely affect results of operations and financial condition.

The Company faces operational risks, including systems failure risks. The Company may suffer from operational risks which may create loss resulting from human error, inadequate or failed internal processes and systems, and other external events. Losses may occur due to violations of, or noncompliance with, laws, rules, regulations, prescribed practices, or ethical standards. In addition, the Company's computer systems and network infrastructure, like that used by competitors, is always vulnerable to unforeseen problems. These problems may arise in both internally developed systems and the systems of third-party service providers. The Company's operations are dependent upon the ability to protect computer equipment against physical damage as well as security risks, which include hacking or identity theft.

The Company's stock price can be volatile. The Company's stock price can fluctuate widely in response to a variety of factors, including: actual or anticipated variations in quarterly operating results; recommendations by securities analysts; significant acquisitions or business combinations; operating and stock price performance of other companies that investors deem comparable; new technology used or services offered by competitors; news reports relating to trends, concerns and other issues in the financial services industry, and changes in government regulations. Many of these factors that may adversely affect the Company's stock price do not directly pertain to its operating results, including general market fluctuations, industry factors and economic and political conditions and events, including terrorist attacks, economic slowdowns or recessions, interest rate changes, credit loss trends or currency fluctuations.

If the value of real estate in the Company's market area were to decline materially, a significant portion of the loan portfolio could become under-collateralized, which might have a material adverse affect on the Company. In addition to considering the financial strength and cash flow characteristics of borrowers, the Company often secures loans with real estate collateral, which in each case provides an alternate source of repayment in the event of default by the borrower. This real property may deteriorate in value during the time the credit is extended, and if it is necessary to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, earnings and capital could be adversely affected.

The Company may not be able to influence the activities of the banking organizations in which it owns a minority interest. The Company owns a minority interest in several banking organizations throughout the United States. As minority shareholders, the Company may be unable to influence the activities of these organizations, and may suffer losses due to these activities.

The Company is subject to the local economies where it operates, and unfavorable economic or market conditions in these areas could have a material adverse effect on the Company's financial condition and results of operations. The Company's success depends upon the general business and economic conditions in the United States and in its primary areas of operation in west-central Illinois, northern Missouri, eastern Kansas and southwest Florida. Economic conditions in the local market areas, including the agricultural prices for land and crops and commercial and residential real estate values, may have an adverse effect on the quality of the Company's loan portfolio and financial performance. An economic downturn within the Company's footprint could negatively impact household and corporate incomes. This impact may lead to decreased demand for loan and deposit products and increase the number of customers who fail to pay interest or principal on their loans.

The Company may be adversely affected by government regulation. All banks are subject to extensive federal and state banking regulations and supervision. Banking regulations are intended primarily to protect depositors' funds and the federal deposit insurance funds, not the shareholders. Regulatory requirements affect lending practices, capital structure, investment practices, dividend policy and growth. Failure to meet minimum capital requirements could result in the imposition of limitations that would adversely impact operations and could, if capital levels dropped significantly, result in being required to cease operations. Changes in governing law, regulations or regulatory practices could impose additional costs on the Company or adversely affect the ability to obtain deposits or make loans and thereby hurt revenues and profitability.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

As of December 31, 2007, the Company's principal office is located in a building owned and also occupied by MTSB in Quincy, Illinois. Each of the Company's subsidiary banks operates from a main office, branch locations, and other offices in their respective communities. In the aggregate, the Company's banks have eight main offices, nineteen full-service branch locations and three other offices.

On August 24, 2006, MTSB entered into a Construction Agreement to build a $12.4 million banking facility in Quincy, Illinois. Construction began in October 2006 and was completed in January 2008. Due to construction modifications, the total commitment increased to $12.8 million, of which, approximately $12.1 million had been expended as of December 31, 2007.

The banks own all of their main offices, branches and other locations, except for one main bank, six branches and two other offices that are leased. All of the leases have initial and/or renewal terms that the Company's management deems adequate to accommodate its present business plans for such locations. The total net book value of the Company's and subsidiary banks' investment in premises and equipment was $42.0 million as of December 31, 2007, and $25.7 million as of December 31, 2006. The increase in such investment is the result primarily of the acquisitions of Royal Palm in November 2006 and HNB Financial in September 2007, and the construction of MTSB's new facility as of December 31, 2007.

Item 3. Legal Proceedings

The Company and its subsidiary banks are involved in various legal actions arising from ordinary business activities. Management believes that the liability, if any, arising from such actions will not have a material adverse effect on the Company's financial statements or business.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during the fourth quarter of 2007.

Item 4A. Executive Officers of Registrant

The following information is provided for the Company's executive officers as of January 1, 2008. Messrs. Dugan and Awerkamp are also directors of the Company. The executive officers are elected annually by the Board of Directors.

Dan S. Dugan, age 67, has served as the Chairman of the Company since 1983 and MTSB since 1980. He served as President and Chief Executive Officer of the Company from 1983 until his retirement on February 28, 2007 and as President and CEO of MTSB from 1980 to 2005. Mr. Dugan continues to serve as a director of MTSB, Perry, Farmers, Mid-America, Royal Palm and HNB.

Ted T. Awerkamp, age 50, succeeded Mr. Dugan as President and Chief Executive Officer of the Company effective March 1, 2007, and also serves as a director of MTSB, Marine Bank, Brown County, Royal Palm and HNB. Mr. Awerkamp previously held the position of Vice President and Secretary of the Company since 1994, as well as President and CEO of MTSB since 2005. He served as Executive Vice President and Chief Operating Officer of MTSB from 1993 to 2005. Prior to that time, he served as Assistant Vice President and Vice President of MTSB and as President of the former Security State Bank of Hamilton (now merged with Marine Bank and Trust). Mr. Awerkamp has been a member of the Board of Directors of the Company and MTSB since 1994.

Michael P. McGrath, age 53, has served as Executive Vice President, Chief Financial Officer and Treasurer of the Company since December 2006, and as Secretary of the Company since March 1, 2007. He served as Vice President and Treasurer of the Company from 1986 to December 2006 and as Senior Vice President and Controller of MTSB from 2002 to December 2006. From 1985 through 2002, he served as Vice President and Controller of MTSB. Prior to 1985, he was a certified public accountant with the firm of Gray Hunter Stenn LLP in Quincy, Illinois.

Daniel J. Cook, age 52, has served as Executive Vice President and Chief Investment Officer of the Company since December 2006. He served as Vice President-Investments of the Company from 2005 to December 2006 and Senior Vice President-Investments of MTSB from 2002 to December 2006. Prior to 2002, he served as Vice President-Investments for MTSB. Mr. Cook also has served as President of MII since January 2003. Before joining MTSB in 1993, Mr. Cook was Vice President-Investments of Southwest Bank of St. Louis. He coordinates investment purchases and sales, manages asset/liability allocations, and assists in formulating and executing investment policies for the Company and its subsidiary banks.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The common stock, $.42 par value per share of the Company (the "Common Stock"), the Company's only capital stock, is registered under the Securities Exchange Act of 1934 and began trading on the American Stock Exchange on February 28, 2005, under the symbol MBR. Prior to that date, the Company's shares were traded between shareholders and third parties either privately or through market makers utilizing the Over-the-Counter Bulletin Board (the "OTCBB"), a regulated quotation service that displays real-time quotes, last-sale prices, and volume information in over-the-counter equity securities. During such period, price information concerning trades through the OTCBB was available from the OTCBB.

Based on information obtained from the American Stock Exchange and the OTCBB, the high and low bid quotations for the Common Stock for each of the quarters of 2007 and 2006, the two last completed fiscal years of the Company, are set forth in the table below and have been adjusted to reflect the three-for-two stock split in December 2007. All such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions.

As of December 31, 2007, there were 231 record holders of the Common Stock, which includes 51 holders whose shares are held by The Depository Trust Company, a registered clearing agency, but excludes persons or entities holding stock in nominee or street name through various banks, brokerage houses and other institutions. The exact number of beneficial owners is unknown to the Company at this time.

The Company's shareholders are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefore. Funds for the payment of dividends by the Company are primarily obtained from dividends paid to the Company by its subsidiary banks. The Company's current policy is to pay dividends on a quarterly basis, the amount of which is determined by the Board of Directors considering the Company's capital needs and other plans at the time. At present, the Company expects that comparable cash dividends will continue to be paid in the future; however, the declaration of future dividends is in the sole discretion of the Board. There is no assurance as to future dividends because they are dependent upon earnings, general economic conditions, the financial condition of the Company and its subsidiary banks and other factors as may be appropriate in the Board's determination of dividend policy, including but not limited to, restrictions arising from federal and state banking laws and regulations to which the Company and its banks are subject.

In February 2006, the Company announced a new dividend policy. Subject to the Board of Directors' ongoing assessment of the Company's financial performance and capital needs, the Company intends to make four equal quarterly dividend payments. Formerly, the Company made three small quarterly payments and a larger, special year-end dividend, the amount of which was based on the Company's net income for the entire year.

For the fiscal years 2007 and 2006, the dollar amount of the dividends paid per share of Common Stock are set forth on the table below. All per share amounts have been restated to reflect the three-for-two stock split in December 2007.

	Price Range		Cash Dividends
2007	**High($)**	**Low($)**	**Declared Per Share ($)**
1st Quarter	15.08	14.40	.06
2nd Quarter	15.23	14.80	.06
3rd Quarter	16.23	14.13	.06
4th Quarter	17.77	15.30	.06
2006			
1st Quarter	16.00	12.89	.0533
2nd Quarter	15.23	14.11	.0533
3rd Quarter	15.00	14.33	.0533
4th Quarter	15.08	14.33	.0533

There were no issuer purchases of equity securities (i.e., the Company's common stock) during the three months ended December 31, 2007:

Fourth Quarter 2007 Calendar Month	Total Number of Shares Purchased (1)	Average Price Paid per Share (1)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (2)	Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (3)
October	0	n/a	0	$ 8,229,424
November	0	n/a	0	$ 8,229,424
December	0	n/a	0	$ 8,229,424
Total	0	n/a	0	

(1) The total number of shares purchased and the average price paid per share include, in addition to other purchases, shares purchased in the open market and through privately negotiated transactions by the Company's 401(k) Profit Sharing Plan. For the months indicated, there were no shares purchased by the Plan.

(2) Includes only those shares that were repurchased under the Company's publicly announced stock repurchase program, i.e. the $10 million stock repurchase program approved by the Board on August 15, 2005 and announced on August 17, 2005 (the "2005 Repurchase Program"). Does not include shares purchased by the Company's 401(k) Profit Sharing Plan.

(3) Dollar amount of repurchase authority remaining at month-end under the 2005 Repurchase Program, the Company's only publicly announced repurchase program in effect at such dates. The 2005 Repurchase Program is limited to 883,656 shares (10% of the number of outstanding shares on the date the Board approved the program, adjusted to reflect the three-for-one stock split in June 2006 and the three-for-two stock split in December 2007), subject to adjustment, but not to exceed $10 million in repurchases.

Company Performance

Set forth below is a line graph comparing the cumulative total stockholder return on the Company's common stock over an approximately three-year period ending on December 31, 2007, with the cumulative total return on the S&P 500 Regional Banks Index and the Russell 2000 Index over the same period, assuming the investment of $100 in each on February 28, 2005, the first date the Company's common stock was registered with the Securities and Exchange Commission and listed for trading on the American Stock Exchange, and the reinvestment of all dividends. These indices are included for comparative purposes only and do not necessarily reflect management's opinion that such indices are an appropriate measure of the relative performance of the stock involved, and are not intended to forecast or be indicative of possible future performance of the Company's common stock.



Comparison of Cumulative Total Return
$150
$145
$140
$135
$130
$125
$120
$115
$110
$105
$100
$95
$90
$85
$80
$75
Feb-05
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07
Sep-07
Dec-07
Mercantile Bancorp, Inc.
S&P 500 Regional Banks Index
Russell 2000 Index

Company/Index	Feb 05	Mar 05	Jun 05	Sep 05	Dec 05	Mar 06	Jun 06	Sep 06	Dec 06	Mar 07	Jun 07	Sep 07	Dec 07
Mercantile Bancorp, Inc.	$ 100.00	$ 103.11	$ 100.45	$ 104.89	$ 104.00	$ 121.78	$ 118.93	$ 116.27	$ 118.67	$ 118.67	$ 121.07	$ 122.40	$ 139.60
S&P 500 Regional Banks Index	$ 100.00	$ 98.99	$ 100.79	$ 96.87	$ 101.07	$ 104.39	$ 105.17	$ 108.73	$ 112.03	$ 109.56	$ 107.10	$ 95.85	$ 76.69
Russell 2000 Index	$ 100.00	$ 97.00	$ 100.88	$ 105.32	$ 106.18	$ 120.67	$ 114.29	$ 114.44	$ 124.22	$ 126.28	$ 131.49	$ 127.03	$ 120.81

Item 6. Selected Financial Data

The following selected financial data for each of the five years in the period ended December 31, 2007, have been derived from Mercantile Bancorp, Inc.'s annual consolidated financial statements. The financial data for each of the three years in the period ended December 31, 2007, appears elsewhere in this report. This financial data should be read in conjunction with the financial statements and the related notes thereto appearing in this report.

	Year Ended December 31,				
	2007	2006	2005	2004	2003
	(dollars in thousands, except per share data)				
BALANCE SHEET ITEMS					
Securities	$ 216,257	$ 188,579	$ 165,066	$ 173,371	$ 185,093
Loans held for sale	3,338	1,660	3,635	3,367	4,619
Loans	1,201,551	1,031,656	857,648	768,722	637,937
Allowance for loan losses	12,794	10,613	8,082	7,115	5,830
Total assets	1,639,145	1,422,827	1,137,824	1,040,553	906,160
Total deposits	1,319,459	1,166,814	946,129	873,427	758,183
Short-term borrowings	45,589	26,338	32,587	21,385	14,367
Long-term debt	143,358	107,249	51,720	49,758	48,185
Minority interest	9,446	9,198	7,561	3,438	263
Stockholders' equity	108,282	100,658	91,488	85,982	80,034
RESULTS OF OPERATIONS					
Interest and dividend income	$ 95,943	$ 76,150	$ 59,780	$ 49,786	$ 46,201
Interest expense	53,461	38,414	24,338	17,993	17,740
Net interest income	42,482	37,736	35,442	31,793	28,461
Provision for loan losses	2,969	3,914	2,368	1,746	2,487
Noninterest income	13,959	13,930	8,547	7,857	8,519
Noninterest expense	39,408	31,616	27,817	25,878	22,986
Minority interest	622	792	648	151	43
Provision for income taxes	3,441	5,025	3,652	3,557	3,153
Net income	10,001	10,319	9,504	8,318	8,311
CAPITAL RATIOS					
Total capital to risk-weighted assets	10.49%	10.92%	11.75%	10.42%	11.70%
Tier 1 capital to risk-weighted assets	7.86%	9.70%	10.88%	9.55%	10.80%
Tier 1 capital to average assets	6.72%	8.09%	9.00%	7.49%	8.00%
PER SHARE DATA					
Basic earnings per share (1)	$ 1.15	$ 1.18	$ 1.08	$ .95	$ .95
Cash dividends	.24	0.21	0.20	0.17	0.15
Book value	12.43	11.50	10.35	9.80	9.12
OTHER INFORMATION					
Return on average assets	0.68%	0.85%	0.88%	0.83%	0.95%
Return on average equity	9.60%	10.84%	10.59%	9.98%	10.52%
Dividend payout ratio	20.87%	17.80%	18.52%	17.89%	15.79%
Net interest margin	3.18%	3.38%	3.55%	3.43%	3.50%
Average stockholders' equity to average assets	7.08%	7.87%	8.33%	8.34%	9.00%
Allowance for loan losses as a percentage of total loans	1.06%	1.03%	0.94%	0.92%	0.91%
Full service offices	27	22	18	19	18

(1) In December 2007, the Company's Board of Directors approved a three-for-two stock split. Share and per share data in the selected consolidated financial information have been retroactively restated for the stock split as if it occurred on January 1, 2003.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following is management's discussion and analysis of the financial condition and results of operations of Mercantile Bancorp, Inc. for the years ended December 31, 2007, 2006, and 2005. It should be read in conjunction with "Business," "Selected Financial Data," the consolidated financial statements and the related notes to the consolidated financial statements.

Forward-Looking Statements

This document, including information incorporated by reference, contains "forward-looking statements" (as that term is defined in the Private Securities Litigation Reform Act of 1995). These forward-looking statements may be identified by the use of such words as: "believe", "expect", "anticipate", "intend", "plan", "estimate", or words of similar meaning, or future or conditional verbs such as "will," "would," "should," "could," or "may."

Examples of forward-looking statements include, but are not limited to, estimates or projections with respect to our future financial condition, results of operations or business, such as:

- projections of revenues, income, earnings per share, capital expenditures, assets, liabilities, dividends, capital structure, or other financial items;
- descriptions of plans or objectives of management for future operations, products, or services, including pending acquisition transactions;
- forecasts of future economic performance; and
- descriptions of assumptions underlying or relating to any of the foregoing.

By their nature, forward-looking statements are subject to risks and uncertainties. There are a number of factors, many of which are beyond our control, that could cause actual conditions, events, or results to differ significantly from those described in the forward-looking statements.

Factors which could cause or contribute to such differences include but are not limited to:

- general business and economic conditions on both a regional and national level;
- worldwide political and social unrest, including acts of war and terrorism;
- increased competition in the products and services we offer and the markets in which we conduct our business;
- the interest rate environment;
- fluctuations in the capital markets, which may directly or indirectly affect our asset portfolio;
- legislative or regulatory developments, including changes in laws concerning taxes, banking, securities, insurance and other aspects of the financial services industry;
- technological changes, including the impact of the Internet;
- monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board; and
- accounting principles, policies, practices or guidelines.

Any forward-looking statements made in this report or incorporated by reference in this report are made as of the date of this report, and, except as required by applicable law, we assume no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements. You should consider these risks and uncertainties in evaluating forward-looking statements and you should not place undue reliance on these statements.

Overview

General

Mercantile Bancorp, Inc. is an eight-bank holding company headquartered in Quincy, Illinois with 30 banking facilities (27 full service offices, 1 stand-alone drive-up facility and 2 mortgage banking facilities) serving 22 communities located throughout west-central Illinois, northern Missouri, eastern Kansas and southwestern Florida. In addition to the eight banks included in its consolidated group, the Company has minority interests in ten other banking organizations located in Missouri, Georgia, Tennessee, North Carolina, Florida, Colorado and California. The Company is focused on meeting the financial needs of its markets by offering competitive financial products, services and technologies. It is engaged in retail, commercial and agricultural banking and its core products include loans, deposits, trust and investment management.

On June 20, 2007, the Company announced it had agreed to acquire an approximate 4.4 percent interest in Solera, a newly organized banking institution headquartered in Lakewood, Colorado, a suburb of Denver. The Company purchased 105,030 shares at a price of $10.00 per share, for a total investment of $1,050,300. As an investor in the shares, the Company also received 21,006 shareholder warrants that represent options to purchase that number of additional shares in Solera at the maturity date in 2010 at $12.50 a share. Solera received all necessary regulatory approvals and opened for business in the third quarter of 2007. This purchase has been recorded as a cost method investment of the Company.

On July 5, 2007, a partial distribution was made of the Enterprise shares that had been held in escrow since July 5, 2006, the date that Enterprise acquired the outstanding common stock of NorthStar Bancshares, Inc. (including the Company's 19.6% equity interest in NorthStar) in a stock and cash transaction. Of the total Enterprise shares exchanged for NorthStar shares in that transaction, a portion was placed in escrow in July 2006 as a reserve against potential losses incurred by Enterprise resulting from certain NorthStar loans, and another portion was placed in escrow as a reserve against breach of contract by NorthStar. The termination date for any claims against the escrow for loan losses was July 5, 2007, and at that date any shares not liquidated to resolve loan losses were distributed to the former NorthStar stockholders. The Company's portion of the July 5, 2007 distribution was 9,503 shares of Enterprise with a market value of $24.64 per share at that date, resulting in the Company recording a gain on sale of assets of approximately $234 thousand in the third quarter of 2007. The termination date for any claims against the escrow for breach of contract was October 5, 2007, and at that date any shares not liquidated to resolve breach of contract issues were distributed to the former NorthStar stockholders. The Company's portion of the October 5, 2007 distribution was 18,615 shares of Enterprise with a market value of $24.99 per share at that date, resulting in the Company recording a gain on sale of assets of approximately $465 thousand in the fourth quarter of 2007.

On July 18, 2007, the Company purchased 149,700 shares, representing a 4.99 percent interest, of the outstanding common stock of Manhattan, at a cost of $1,497,000. Los Angeles-based Manhattan is a bank holding company that is the parent of Bank of Manhattan, a community bank serving the banking needs of the South Bay section of Los Angeles County, California, the largest county by population in the nation. Bank of Manhattan opened for business in August of 2007. Manhattan stock is publicly traded on the Over-the-Counter Bulletin Board under the symbol "MNHN", and has been recorded as an available-for-sale investment of the Company.

On July 19, 2007 and September 17, 2007, the Company purchased a total of 116,671 shares, representing a 4.99 percent interest, of the outstanding common stock of Brookhaven, at a cost totaling $1,167,000. Headquartered in Atlanta, Georgia, Brookhaven is a state-chartered community bank serving the banking needs of DeKalb County, Georgia, a fast-growing and affluent section of the greater Atlanta metroplex, and opened for business in August of 2007. This purchase has been recorded as a cost method investment of the Company.

On September 7, 2007, the Company completed the acquisition of 100% of the outstanding common stock of HNB Financial in a cash transaction valued at $31.3 million (including direct costs of the acquisition). HNB Financial has five locations in northeast Missouri. At the date of acquisition, HNB Financial had total assets of $181.0 million, loans of $115.2 million and deposits of $129.6 million. As of December 31, 2007, HNB Financial had total assets of $177.9 million, loans of $118.9 million and deposits of $129.7 million.

On September 27, 2007, the Company completed the sale of its 36.4% equity position in New Frontier Bancshares, Inc. ("New Frontier") of St. Charles, Missouri, for approximately $6.8 million. New Frontier repurchased 32,647 shares of its common stock, valued at $208 per share, and paid the Company in cash. The Company had made incremental investments in New Frontier since 2000 totaling approximately $4.7 million, net of amortization of core deposit intangibles, at an average cost of approximately $144 per share. The Company recorded a gain on the sale of approximately $2.1 million in third quarter 2007, which equates to an annualized return on investment of approximately 7.6 percent.

Our Strategy

The Company's board of directors has adopted a strategic plan calling for building upon the Company's successful track record in its market areas by applying its business philosophies and taking advantage of the competitive opportunities management believes are presented by the underallocation of resources by larger regional banks to serve small- to medium-sized businesses effectively. The Company believes its community bank philosophy of emphasizing personalized service and long-term relationships generally not offered by larger competitors, will be successful in its target markets. The strategic plan is focused on significantly improving the core profitability of the franchise by emphasizing, among other things, balance sheet growth, balance sheet repositioning to increase net interest margin, cross-selling to enhance noninterest income, and maintaining strong asset quality. To monitor its effectiveness in achieving the goals of the strategic plan, the Company is focused on the following key performance indicators: earnings per share, growth in loans and total assets, net interest margin, noninterest income as a percentage of total revenue, and nonperforming loans and net charge-offs as percentages of total loans. Management believes that investments made in infrastructure, as well as the ability to offer a variety of financial services in addition to traditional loan and deposit products will allow the Company to successfully expand.

Although the strategic plan has been developed, the Company acknowledges that its goals may be difficult to achieve due to the fact that many of its competitors are well-established, larger financial institutions with substantially greater resources and lending limits, such as Bank of America, US Bank and Commerce Bank. These institutions offer some services, such as extensive and established branch networks and trust services that the Company either does not provide, or does not provide to the same extent as these other institutions. In addition, many non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally insured banks. Other concerns that could produce a negative impact on profitability include unanticipated fluctuations in interest rates, reductions in loan volume, decline in asset quality, inability to attract and retain experienced bank management and deteriorating economic conditions.

Improving Core Profitability

The strategic plan is focused on improving the core profitability of the franchise, specifically as measured by earnings per share. Earnings per share for the years ended December 31, 2007, 2006, and 2005 were $1.15, $1.18 and $1.08, respectively. Management believes that improvement in profitability and earnings per share will be accomplished through the following initiatives.

Growth

The Company's primary objective has been to grow the organization in the markets it currently serves, which are predominantly rural communities. However, the Company also is engaged in an effort to diversify its business by expanding into urban areas that are not so dependent on the agricultural economy. In this regard, the Company has acquired equity interests in several banking organizations located in larger cities or suburban communities near larger cities. In 2006, the Company entered the high-growth market in southwest Florida with its purchase of 100% of the outstanding common stock of Royal Palm Bancshares, Inc. in Naples, Florida. In 2007, the Company acquired 100% of the outstanding common stock of HNB Financial Services, Inc., based in Hannibal, Missouri, but with branch locations established in a rapidly growing area northwest of St. Louis. Additionally, in February 2008 the Company announced the opening of a loan production office in Carmel, Indiana, a suburb of Indianapolis. This office will initially operate as an adjunct of Mercantile Bank, but the Company's intent is to develop it into a full service banking facility.

The Company has further pursued diversification over the past several years by acquiring minority equity interests in de novo (startup) or relatively new banks located in or near larger metropolitan areas such as New Frontier Bancshares, Inc. in St. Charles, Missouri (a suburb of St. Louis), NorthStar Bancshares, Inc. in Liberty, Missouri (a suburb of Kansas City), Integrity Bank in Jupiter, Florida (located near West Palm Beach), GBC Bancorp, Inc. in Lawrenceville, Georgia (a suburb of Atlanta), Premier Bancshares, Inc. in Jefferson City, Missouri (the state capitol of Missouri), Premier Community Bank of the Emerald Coast in Crestview, Florida (located on the Gulf Coast in the Florida panhandle), Paragon National Bank in Memphis, Tennessee, , Solera National Bancorp, Inc. in Lakewood, Colorado (a suburb of Denver), Manhattan Bancorp, Inc. in Los Angeles, California, and Brookhaven Bank in Atlanta, Georgia. Management feels that these investments offer the Company excellent potential for growth in value, as they are located in more densely populated, higher growth areas.

The Company's goal in purchasing minority interest positions in banks with high-growth potential is to either acquire controlling interest at some point in the future, or to realize gains on the sale of the investments. This strategy produced excellent results in 2006 and 2007, as the Company sold three of its investments. In 2006, the Company sold its investments in NorthStar Bancshares and GBC Bancorp, resulting in pre-tax gains of approximately $4.3 million, as well as the acquisition of stock in two other bank holding companies. The Company's shares of NorthStar were partially exchanged for shares of Enterprise Financial Services, Inc. of Clayton, Missouri (a suburb of St. Louis), while the GBC stock was exchanged for shares in First Charter Corporation of Charlotte, North Carolina. Both Enterprise and First Charter meet the Company's criteria of well-managed banks in high-growth markets, and offer further potential for the Company to realize gains on these holdings. In 2007, the Company sold its investment in New Frontier Bancshares, Inc. in a cash deal that generated a pre-tax gain of approximately $2.1 million, and also received additional shares of Enterprise that had been held in escrow since the 2006 sale of NorthStar, resulting in 2007 pre-tax gains of approximately $699 thousand.

The Company's total assets have grown from $906 million at December 31, 2003 to $1.6 billion at December 31, 2007. The Company believes that as it continues to grow it will be able to take advantage of the economies of scale typically enjoyed by larger organizations. Management feels that the investments made in infrastructure and product offerings are sufficient to support a much larger organization, and thus increases in noninterest expenses going forward should be lower than its proportional increase in assets and revenues. The effect of these trends going forward should have a positive impact on profitability.

Balance Sheet Repositioning

Although the Company has been successful in developing business in its markets in west-central Illinois and northeast Missouri, management feels that the potential for continued growth in these areas is not as strong as urban and suburban areas that are less dependent upon the agricultural economy, and as a result, has pursued diversification over the past several years by acquiring equity interests in banks located in or near larger metropolitan areas. In addition, the Company has utilized the relationships established with these banks to purchase commercial, residential real estate and commercial real estate loan participations, which serves to increase the volume of loans as well as diversifying the geographic concentration in the loan portfolio. The Company believes that by expanding beyond its traditional markets, it will have the opportunity to improve the proportion of loans on the balance sheet relative to earning assets. With continued emphasis on loan growth as well as opportunities to restructure liabilities to control the cost of funds, the Company expects to see an increase in net interest margin that would result in a higher level of profitability. In order to achieve the increase in net interest margin, management focuses on increasing average loans as a percentage of total assets, average earning assets as a percentage of total assets, and average earning assets as a percentage of interest-bearing liabilities. The Company's average loans to total assets decreased slightly from 75.0% as of December 31, 2006 to 73.7% as of December 31, 2007. Average earning assets to total assets also decreased slightly from 92.3% as of December 31, 2006 to 90.6% as of December 31, 2007 and average earning assets to interest-bearing liabilities decreased slightly from 112.3% as of December 31, 2006 to 108.0% as of December 31, 2007. These decreases in the earning asset ratios in 2007 were primarily attributable to the Company's acquisitions of Royal Palm and HNB Financial, resulting in an increase in goodwill of $26.6 million and $11.8 million, respectively, as well as $6.7 million of premises and equipment acquired in the HNB Financial purchase and an additional $9.7 million in premises and equipment expended to construct a new banking center at MTSB.

Increase Cross-Selling

In addition to enhancing noninterest income, the Company believes its residential mortgage banking and trust and investment management departments will continue to provide substantial opportunities to cross-sell among the client bases of the different lines of business. The Company has been successful in cross-selling loan and deposit products to mortgage banking and trust customers, as well as selling trust and investment management products to existing bank customers. To build on this success, management has instituted training programs to further enhance cross-selling efforts and continue to develop ways to create incentives for employees to cross-sell services. The Company's goal is to generate noninterest income of 10% to 20% of total revenue. Noninterest income to total revenue was 12.7% for the year ended December 31, 2007 and 15.5% for the year ended December 31, 2006.

In 2005, MTSB hired a new trust officer, and in 2007 added a second officer, who are both operating out of an office located in St. Charles, Missouri. Management believes that this is an opportunity to increase noninterest income by providing trust services, as well as cross-selling other bank products, to a larger and rapidly growing market, and that the commitment to high-quality, personalized service will enable the Company to compete effectively with existing providers in the area. This office has generated approximately $17.8 million as of December 31, 2007 and $9.5 million as of December 31, 2006 in assets under management and in custodial accounts. Additionally, marketing efforts targeted at area lawyers and estate planning professionals have created the potential for increased estate and trust fees in the future. In March 2007, MTSB hired a second trust officer for the St. Charles office in order to meet the demand for wealth management services in this high-growth area.

During 2005, Farmers entered into employment contracts with five licensed securities brokers based at the St. Joseph, Missouri banking facility to provide, on behalf of the bank, personal financial advisory services, including the sale of non-deposit investment products through a national securities clearing house. During 2006, Heartland entered into a similar arrangement with a broker based out of its Prairie Village, Kansas banking facility. Compensation for each broker is based on a percentage of the commissions generated on the sale of the investment securities. In addition, the banks have entered into advanced compensation agreements with the brokers, whereby the bank prepays commissions in three installments over a period of six years for Farmers, and in a one-time payment for Heartland. The banks have recorded payments made under the agreements totaling approximately $1.2 million in "other assets", which is being amortized to other noninterest expense as earned. The brokers are responsible for repayment of a proportionate share of the advance if the brokers are no longer employed by the bank during any period for which an advanced payment was made. Additional advanced compensation payments will be approximately $375 thousand in 2008 and 2011. Management is confident that this strategy of employing experienced brokers with an existing customer base will be a significant source of fee income from the brokerage operation, as well as providing an excellent opportunity to cross-sell the brokerage customers into other banking products and services. The brokerage operation at Farmers generated revenue of $739 thousand in 2007, compared to $720 thousand in 2006. Heartland's brokerage operation was established late in 2006, and generated revenue of $30 thousand for the year, compared to $305 thousand in 2007, its first full year. Management feels that brokerage fee income will continue to grow, and is exploring opportunities to establish brokerage operations at the Company's other subsidiaries.

Asset Quality

The Company has placed great emphasis on maintaining strong asset quality. In addition to the use of traditional credit measures, a quarterly review of each subsidiary bank's loan portfolio is performed by a team of employees independent of the lending function to assist in strengthening the credit review process and setting performance benchmarks in the areas of nonperforming assets, charge-offs, past dues, and loan documentation. The ratio of non-performing loans and non-performing other assets to total loans was 2.18% as of December 31, 2007, compared to .65% as of December 31, 2006. The increase in this ratio in 2007 was primarily due to several large commercial real estate loans in which the borrowers have experienced cash flow problems and been unable to meet their debt service obligations, as a result of the weakening real estate market nation-wide, and particularly in the Southeast. Management has transferred these loans to non-accrual status while its lenders work with the borrowers to develop a plan to bring the loans current again. In certain cases, though, management has found it necessary to repossess the collateral, and the balances (net of any anticipated loss) are transferred to "Foreclosed assets held for sale". Management is confident that the non-performing loans can be monitored to prevent further deterioration of credit quality, and that the Company's allowance for loan losses is sufficient to absorb any losses in the portfolio. Despite the increase in non-performing loans and non-performing other assets, the ratio of net charge-offs to average total loans decreased to .18% for the year ended December 31, 2007, compared to .34% for the year ended December 31, 2006. The charge-off of a single commercial loan of $1.5 million in 2006 increased the 2006 ratio above historical levels, while charge-off activity in 2007 was more representative of the Company's past experience.

Results of Operations

The Company generates the majority of its revenue from interest on loans, income from investment securities and service charges on customer accounts. These revenues are offset by interest expense incurred on deposits and other borrowings and noninterest expense such as administrative and occupancy expenses. Net interest income is the difference between interest income on earning assets, such as loans and securities, and interest expense on liabilities, such as deposits and borrowings, which are used to fund those assets. Net interest margin is determined by dividing net interest income by average interest-earning assets. Interest and dividend income is the largest source of revenue, representing 87% of total revenue during 2007 and 85% of total revenue during 2006. The level of interest rates and the volume and mix of earning assets and interest-bearing liabilities impact net interest income and margin.

The Company's net interest margin declined in 2007, primarily due to the shift in spread between long-term and short-term rates that created a flat, and sometimes inverted, yield curve throughout most of 2007. The impact of the flat or inverted curve was a compression of net interest margin, as more assets are tied to the long end of curve, while more liabilities are tied to the short end. Rates on residential mortgage loans, in particular, remained low relative to deposit and borrowing rates. Despite this challenging rate environment, the Company was able to increase net interest income due to growth in the volume of earning assets (primarily loans) with the ability to take advantage of the higher rate environment also contributing to the increase. Net interest margins were 3.18%, 3.38%, and 3.55%, for the years ended December 31, 2007, 2006, and 2005, respectively.

Management believes that interest rates will continue to decline through most of 2008, and that the Company is positioned to take advantage of this environment. A reduction in rates should result in a more attractive yield curve, easing the pressure on funding costs for the Company, and thereby improving net interest margins. The Company's strategy is to increase net interest income by aggressively monitoring its asset base for opportunities to improve yields, by continuing to focus on loan growth and loan and securities repricing opportunities, while monitoring liabilities to limit increases in cost of funds by considering alternative funding sources. The Company plans to continue its growth, both internally and through acquisitions, by utilizing management's underwriting and credit administration skills to generate high-quality loans. Funding for this loan growth will be provided primarily by attracting additional deposits in the Company's local markets, but alternative sources, such as brokered deposits, repurchase agreements and Federal Home Loan Bank advances, will be considered if competitive pressures drive the cost of local deposits too high.

Net income was $10.0 million, $10.3 million, and $9.5 million for the years ended December 31, 2007, 2006 and 2005, respectively. Net income for the year ended December 31, 2007 decreased $318 thousand or 3.1% from $10.3 million for 2006. The main factors contributing to the decrease in net income in 2007 were an increase in noninterest expense of $7.8 million, offset by an increase in net interest income of $4.7 million, a decrease in provision for loan losses of $945 thousand, an increase in noninterest income of $29 thousand, a decrease in minority interest of $170 thousand and a decrease in provision for income taxes of $1.6 million. Basic earnings per share, reflecting the three-for-two stock split in December 2007, were $1.15, $1.18, and $1.08 for the years ended December 31, 2007, 2006, and 2005, respectively.

Financial Condition

Total assets at December 31, 2007 were $1.6 billion compared with $1.4 billion at December 31, 2006, an increase of $216 million or 15.2%, primarily attributable to the acquisition of HNB Financial. Total loans, including loans held for sale, at December 31, 2007 were $1.2 billion compared with $1.0 billion at December 31, 2006, an increase of $172 million or 16.6%. Total deposits at December 31, 2007 were $1.3 billion compared with 1.2 billion at December 31, 2006, an increase of $152 million or 13.1%. Total stockholders' equity at December 31, 2007 was $108.2 million compared with $100.7 million at December 31, 2006, an increase of $7.5 million or 7.5%.

The Company's growth in its loan portfolio was the primary factor contributing to the increase in net income in 2007. The allowance for loan losses, as a percentage of total loans, increased as of December 31, 2007, compared with December 31, 2006, lessening the impact on earnings from future losses in the loan portfolio. Nonperforming loans and nonperforming other assets to total loans increased to 2.18% of loans as of December 31, 2007 from .65% of loans as of December 31, 2006. The allowance for loan losses, as a percentage of total loans, increased to 1.06% as of December 31, 2007 from 1.03% as of December 31, 2006. The provision for loan losses decreased $945 thousand to $3.0 million for 2007 from $3.9 million for 2006. Interest rate risk exposure is actively managed and relatively low, and the Company believes it will be able to effectively respond to changes in the interest rate environment in order to enhance net interest margin.

Capital

As of December 31, 2007 and 2006, the Company and each of its subsidiary banks was categorized as well-capitalized under the capital adequacy guidelines established by the bank regulatory agencies. It is management's opinion that the healthy capital base, as evidenced by the well-capitalized positions of each of the subsidiaries, puts the Company in excellent position to take advantage of future growth and acquisition opportunities.

Return on Equity and Assets

	2007	2006	2005
Return on assets (net income divided by average total assets)	0.68%	0.85%	0.88%
Return on equity (net income divided by average equity)	9.60%	10.84%	10.59%
Dividend payout ratio (dividends per share divided by net income per share)	20.87%	17.80%	18.52%
Equity to assets ratio (average equity divided by average total assets)	7.08%	7.87%	8.33%

Summary of Banking Subsidiaries and Cost and Equity Method Investments

The Company's consolidated income is generated primarily by the financial services activities of its subsidiaries. As of December 31, 2007, the Company has seven wholly-owned banks, one majority-owned bank, and minority interests in ten other unconsolidated banking organizations. The following table illustrates the amounts of net income contributed by each of the consolidated subsidiaries (on a pre-consolidation basis) since January 1, 2005, less purchase accounting adjustments.

Subsidiary	Date Acquired	12/31/07 Ownership Percentage	Pre-consolidated Net Income (dollars in thousands) 2007		2006		2005	
Mercantile Trust & Savings Bank	4/15/83	100.00%	$ 5,559	43.2%	$ 5,571	49.9%	$ 5,849	49.7%
Marine Bank & Trust	4/02/91	100.00%	1,813	14.1%	1,563	14.0%	1,777	15.1%
Perry State Bank	10/04/94	100.00%	1,888	14.7%	1,601	14.3%	1,441	12.2%
Brown County State Bank	12/07/97	100.00%	923	7.2%	882	7.9%	948	8.0%
Farmers State Bank of Northern Missouri	10/4/99	100.00%	408	3.2%	(246)	(2.2)%	358	3.0%
Mid America Bancorp, Inc.	2/28/05	54.60%	1,322	10.3%	1,655	14.8%	1,407	12.0%
Royal Palm Bancorp, Inc.	11/10/06	100.00%	444	3.4%	148	1.3%	—	0.0%
HNB Financial Services, Inc.	9/07/07	100.00%	497	3.9%	—	0.0%	—	0.0%
Total			$ 12,854	100.0%	$ 11,174	100.0%	$ 11,780	100.0%

During 2007, Mid-America issued a total of 196 shares of its common stock to minority shareholders, while the Company purchased 3,000 shares of Mid-America's treasury stock, resulting in the Company's percentage ownership of Mid-America increasing to 54.6% as of December 31, 2007 from 52.7% as of December 31, 2006.

The following table details the Company's cost method investments in common stock of other banking organizations that are not consolidated with the Company:

Date	(1) Premier Community Bank of the Emerald Coast Number of Shares	(1) Cost	(2) Integrity Bank Number of Shares	(2) Cost	(3) Premier Bancshares, Inc. Number of Shares	(3) Cost
			(dollars in thousands)			
12/02/03			69,500	$ 695		
11/29/05					100,000	$ 1,000
06/21/06	99,500	$ 995				
3/9/07						
Total as of 12/31/07	99,500	$ 995	69,500	$ 695	100,000	$ 1,000
Ownership Percentage as of 12/31/07	4.98%		5.0%		.82%	

Date	(4) Solera National Bancorp, Inc. Number of Shares	(4) Cost	(5) Brookhaven Bank Number of Shares	(5) Cost
			(dollars in thousands)	
6/20/07	105,030	$ 1,050		
7/17/07			112,275	$ 1,123
9/17/07			4,396	44
Total as of 12/31/07	105,050	$ 1,050	116,671	$ 1,167
Ownership Percentage as of 12/31/07	4.4%		5.0%	

(1) Premier Community Bank of the Emerald Coast is a publicly held bank holding company located in Crestview, Florida, with total assets of $73 million as of December 31, 2007.

(2) Integrity Bank is a privately held bank located in Jupiter, Florida with total assets of $124 million as of December 31, 2007.

(3) Premier Bancshares, Inc. is a privately held bank holding company located in Jefferson City, Missouri, with total assets of $1.6 billion as of December 31, 2007.

(4) Solera Bancshares, Inc. is a privately held bank holding company located in Lakewood, Colorado, with total assets of $24.8 million as of December 31, 2007.

(5) Brookhaven Bank is a privately held bank located in Atlanta, Georgia with total assets of $39 million as of December 31, 2007.

Critical Accounting Policies

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the banking industry. The Company's significant accounting policies are described in detail in the notes to the Company's consolidated financial statements for the years ended December 31, 2007 and 2006. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. The financial position and results of operations can be affected by these estimates and assumptions and are integral to the understanding of reported results. Critical accounting policies are those policies that management believes are the most important to the portrayal of the Company's financial condition and results, and they require management to make estimates that are difficult, subjective, or complex.

Allowance for Loan Losses – The allowance for loan losses provides coverage for probable losses inherent in the Company's loan portfolio. Management evaluates the adequacy of the allowance for loan losses each quarter based on changes, if any, in underwriting activities, the loan portfolio composition (including product mix and geographic, industry or customer-specific concentrations), trends in loan performance, regulatory guidance and economic factors. This evaluation is inherently subjective, as it requires the use of significant management estimates. Many factors can affect management's estimates of specific and expected losses, including volatility of default probabilities, rating migrations, loss severity and economic and political conditions. The allowance is increased through provisions charged to operating earnings and reduced by net charge-offs.

The Company determines the amount of the allowance based on relative risk characteristics of the loan portfolio. The allowance recorded for commercial loans is based on reviews of individual credit relationships and an analysis of the migration of commercial loans and actual loss experience. The allowance recorded for homogeneous consumer loans is based on an analysis of loan mix, risk characteristics of the portfolio, fraud loss and bankruptcy experiences, and historical losses, adjusted for current trends, for each homogeneous category or group of loans. The allowance for loan losses relating to impaired loans is based on the loan's observable market price, the collateral for certain collateral–dependent loans, or the discounted cash flows using the loan's effective interest rate.

Regardless of the extent of the Company's analysis of customer performance, portfolio trends or risk management processes, certain inherent but undetected losses are probable within the loan portfolio. This is due to several factors including inherent delays in obtaining information regarding a customer's financial condition or changes in their unique business conditions, the judgmental nature of individual loan evaluations, collateral assessments and the interpretation of economic trends. Volatility of economic or customer-specific conditions affecting the identification and estimation of losses for larger non-homogeneous credits and the sensitivity of assumptions utilized to establish allowances for homogeneous groups of loans are among other factors. The Company estimates a range of inherent losses related to the existence of the exposures. The estimates are based upon the Company's evaluation of imprecision risk associated with the commercial and consumer allowance levels and the estimated impact of the current economic environment.

Goodwill and Core Deposit and Other Intangibles – Goodwill and core deposit and other intangibles were recognized from the Company's acquisition of other entities. Core deposit and other intangibles were determined through a core deposit intangible study and, as a result, the Company recorded the core deposit intangibles based on the determined fair value.

The Company tests goodwill for impairment on an annual basis. If the implied fair value of goodwill is lower than its carrying amount, a goodwill impairment is indicated and goodwill is written down to its implied fair value.

Core deposit and other intangibles are amortized on the straight-line basis over periods ranging from five to ten years. Such assets and intangible assets with indefinite lives are periodically evaluated as to the recoverability of their carrying value.

Revenue Recognition

Income on interest-earning assets is accrued based on the effective yield of the underlying financial instruments. A loan is considered to be impaired when, based on current information and events, it is probable the Company will not be able to collect all amounts due. The accrual of interest income on impaired loans is discontinued when there is reasonable doubt as to the borrower's ability to meet contractual payments of interest or principal.

Income recognized on service charges, trust fees, commissions, and loan gains is recognized based on contractual terms and are accrued based on estimates, or are recognized as transactions occur or services are provided. Income from the servicing of sold loans is recognized based on estimated asset valuations and transaction volumes. While these estimates and assumptions may be considered complex, the Company has implemented controls and processes to ensure the reasonableness of these accruals.

Effect of Inflation

The effect of inflation on a financial institution differs significantly from the effect on an industrial company. While a financial institution's operating expenses, particularly salary and employee benefits, are affected by general inflation, the asset and liability structure of a financial institution consists largely of monetary items. Monetary items, such as cash, loans and deposits, are those assets and liabilities that are or will be converted into a fixed number of dollars regardless of changes in prices. As a result, changes in interest rates have a more significant impact on a financial institution's performance than does general inflation. For additional information regarding interest rates and changes in net interest income see "Selected Statistical Information."

Results of Operations

Summary

2007 versus 2006. The Company reported net income of $10.0 million for the year ended December 31, 2007, a decrease of $318 thousand or 3.1% from $10.3 million for 2006. Basic earnings per share for the year ended December 31, 2007 decreased to $1.15 from $1.18 in 2006. The main factors contributing to the decrease in net income in 2007 were an increase in noninterest expense of $7.8 million, offset by an increase in net interest income of $4.7 million, a decrease in provision for loan losses of $945 thousand, an increase in noninterest income of $29 thousand, a decrease in minority interest of $170 thousand, and a decrease in provision for income taxes of $1.6 million.

The 2007 increase in net interest income of $4.7 million was the result of an increase in interest and dividend income of $19.8 million, partially offset by an increase in interest expense of $15.0 million. The increase in net interest income was due to growth in interest-earning assets, primarily loans, as well as improved yields resulting from the higher interest rate environment in 2007 compared to 2006. The net interest margin decreased to 3.18% for the year ended December 31, 2007 compared to 3.38% for 2006, primarily due to the impact of the inverted yield curve causing rates on interest-bearing liabilities to rise faster than yields on interest-earning assets.

The 2007 decrease in provision for loan losses of $945 thousand was attributable to a decrease of $1.2 million in net charge-offs in 2007. The reduction of charge-offs in 2007 were largely the result of MTSB charging off $1.5 million of a commercial loan to a construction contractor whose business failed in 2006. The ratio of non-performing loans to total loans increased to 1.91% as of December 31, 2007, compared to .62% as of December 31, 2006. The increase in non-performing loans was primarily due to several large commercial real estate loans in which the borrowers have experienced cash flow problems and been unable to meet their debt service obligations, as a result of the weakening real estate market nation-wide, and particularly in the Southeast. Management has transferred these loans to non-accrual status while its lenders work with the borrowers to develop plans to bring the loans current again. The September 2007 acquisition of HNB Financial also included a $2.1 million commercial real estate loan that was in nonaccrual status. The Company is closely monitoring these loans and has factored the non-performing status of the loans into its determination of the adequacy of the allowance for loan losses.

The slight increase in noninterest income of $29 thousand in 2007 was primarily due to increases in fiduciary activities of $220 thousand, brokerage fees of $348 thousand, customer service fees of $526 thousand, and cash surrender value of life insurance of $273 thousand. These were offset by a decrease in net gains on sales of equity and cost method investments of $1.4 million. The increase in fiduciary activities was due to growth in assets under management of the Company's trust departments from $526 million as of December 31, 2006 to $616 million as of December 31, 2007, with approximately $33 million of that growth coming from the acquisition of HNB Financial. The increase in brokerage fees was primarily attributable to expansion of the brokerage operations established at Farmers and Mid-America. The increases in customer service fees, other service charges and fees, and cash surrender value of life insurance were all primarily attributable to the acquisition of HNB Financial. The decrease in net gains on sales of equity and cost method investments was primarily due to the Company recognizing approximately $4.3 million from the sales of NorthStar Bancshares, Inc. and GBC Bancorp, Inc. in 2006, compared to $2.9 million in 2007 from the sale of New Frontier Bancshares, Inc. and the receipt of additional proceeds from the sale of Northstar.

The 2007 increase in noninterest expense of $7.8 million was largely due to increases in salaries and employee benefits of $5.0 million, net occupancy expense of $694 thousand, equipment expense of $717 thousand, professional fees of $211 thousand, and other noninterest expense of $1.0 million. The increase in salaries and employee benefits was primarily due to recognizing the first full year of expense attributable to the November 2006 acquisition of Royal Palm, the September 2007 acquisition of HNB Financial, Heartland's growth, including the opening of two new branches in 2006, and changes in the Company's senior management that occurred during the first quarter of 2007. The increase in net occupancy expense and equipment expense were primarily due to the November 2006 acquisition of Royal Palm and the September 2007 acquisition of HNB Financial. The increase in professional fees was primarily attributable to expanded investor relations efforts and consulting fees related to the consideration of acquisition opportunities. The increase in other noninterest expense was primarily due to the November 2006 acquisition of Royal Palm, the September 2007 acquisition of HNB Financial, and growth at Heartland.

The 2007 decrease in minority interest of $170 thousand was attributable to Mid-America's decrease in pre-consolidated net income from $1.7 million in 2006 to $1.3 million in 2007. This decrease was mainly caused by Mid-America's increase in provision for loan loss due to both loan growth and a deterioration of quality in a single, large commercial real estate loan.

The 2007 decrease in provision for income taxes of $1.6 million was primarily due to a decrease in net income before taxes. The effective tax rate was 25.6% for 2007 compared to 32.7% for 2006. The decrease in 2007 was primarily due to additional non-taxable income from tax-exempt loans and earnings on cash surrender value of life insurance, as well as a reduction in the Illinois state income tax apportionment factor due to the inclusion of Royal Palm and HNB Financial in consolidated taxable income for 2007.

The Company's return on average assets was .68%, .85%, and .88% for the years ended December 31, 2007, 2006, and 2005, respectively, and return on average equity was 9.60%, 10.84%, and 10.59% for the years ended December 31, 2007, 2006, and 2005, respectively.

2006 versus 2005. The Company reported net income of $10.3 million for the year ended December 31, 2006, an increase of $815 thousand or 8.6% from $9.5 million for 2005. Basic earnings per share for the year ended December 31, 2006 increased to $1.76 from $1.62 in 2005. The main factors contributing to the increase in net income in 2006 were an increase in net interest income of $2.3 million and an increase in noninterest income of $5.4 million, offset somewhat by an increase in provision for loan losses of $1.5 million, an increase in noninterest expense of $3.8 million, an increase in minority interest of $144 thousand and an increase in provision for income taxes of $1.3 million.

The 2006 increase in net interest income of $2.3 million was the result of an increase in interest and dividend income of $16.4 million, partially offset by an increase in interest expense of $14.1 million. The increase in net interest income was due to growth in interest-earning assets, primarily loans, as well as improved yields resulting from the higher interest rate environment in 2006 compared to 2005. The net interest margin decreased to 3.38% for the year ended December 31, 2006 compared to 3.55% for 2005, primarily due to the impact of the inverted yield curve causing rates on interest-bearing liabilities to rise faster than yields on interest-earning assets. The 2006 increase in provision for loan losses of $1.5 million was attributable to an increase of $1.7 million in net charge-offs in 2006. The additional charge-offs in 2006 were largely the result of MTSB charging off $1.5 million of a commercial loan to a construction contractor whose business failed in 2006. The ratio of non-performing loans to total loans increased to .62% as of December 31, 2006, compared to .58% as of December 31, 2005. The increase in non-performing loans was primarily due to the November 2006 acquisition of Royal Palm.

The 2006 increase in noninterest income of $5.4 million was primarily due to increases in fiduciary activities of $281 thousand, brokerage fees of $690 thousand and net gains on sales of equity and cost method investments of $4.3 million. The increase in fiduciary activities was due to growth in assets under management of the Company's trust departments from $458 million as of December 31, 2005 to $526 million as of December 31, 2006, with most of that growth coming from institutional and employee benefit accounts. The increase in brokerage fees was primarily attributable to expansion of the brokerage operation established at Farmers in 2005. The increase in net gains on sales of equity and cost method investments was due to the 2006 sales of the Company's interests in NorthStar Bancshares, Inc. and GBC Bancorp, Inc. In July 2006, the Company received approximately $1.3 million in cash and 156,964 shares of Enterprise Financial Services, Inc. common stock, valued at approximately $4.0 million, in exchange for its 19.6% equity interest in NorthStar. The unamortized cost of the NorthStar investment at the date of sale was approximately $2.8 million, resulting in a gain of approximately $1.5 million. In November 2006, the Company received 164,012 shares of First Charter Corporation common stock, valued at approximately $4.0 million, in exchange for its 5.0% equity interest in GBC. The unamortized cost of the GBC investment at the date of sale was approximately $1.2 million, resulting in a gain of approximately $2.8 million.

The 2006 increase in noninterest expense of $3.8 million was largely due to increases in salaries and employee benefits of $2.3 million, professional fees of $421 thousand, and other noninterest expense of $918 thousand. The increase in salaries and employee benefits was due to cost of living adjustments, the November 2006 acquisition of Royal Palm, additional expense due to Farmer's brokerage division operating for the full year in 2006, increased staffing at Heartland due to the opening of two branches in 2006, and increased employee medical insurance expense. The increase in professional fees was primarily attributable to expanded investor relations efforts, consulting fees related to the consideration of acquisition opportunities, and the consolidation of the Company's Illinois subsidiaries from six separately chartered banks to three. The increase in other noninterest expense was primarily due to the November 2006 acquisition of Royal Palm, growth at Heartland and the settlement of a lawsuit related to the brokerage operation at Farmer's branch in St. Joseph, Missouri.

The 2006 increase in minority interest of $144 thousand was attributable to the improvement in Mid-America's pre-consolidated net income, which increased from $1.4 million in 2005 to $1.7 million in 2006.

The 2006 increase in provision for income taxes of $1.3 million was primarily due to an increase in net income before taxes plus the effect of a nonrecurring credit to income tax expense in 2005 due to increasing the effective tax rate utilized to inventory deferred tax assets of Mid-America. This credit resulted in an effective tax rate of 32.7% for 2006 compared to 27.8% for 2005.

The Company's return on average assets was .85% and .88% for the years ended December 31, 2006 and 2005, respectively, and return on average equity was 10.84% and 10.59% for the years ended December 31, 2006 and 2005, respectively.

Earning Assets, Sources of Funds, And Net Interest Margin

Net interest income represents the amount by which interest income on interest–earning assets, including securities and loans, exceeds interest expense incurred on interest–bearing liabilities, including deposits and other borrowed funds. Net interest income is the principal source of the Company's earnings. Interest rate fluctuations, as well as changes in the amount and type of interest-earning assets and interest-bearing liabilities, combine to affect net interest income. Changes in the amount and mix of interest-earning assets and interest–bearing liabilities are referred to as a "volume change" and changes in yields earned on interest-earning assets and rates paid on interest-bearing deposits and other borrowed funds are referred to as a "rate change."

Selected Statistical Information

The following tables contain information concerning the consolidated financial condition and operations of the Company for the years, or as of the dates, shown. All average information is provided on a daily average basis.

Consolidated Average Balance Sheets

The following table shows the consolidated average balance sheets, detailing the major categories of assets and liabilities, the interest income earned on interest-earnings assets, the interest expense paid for interest-bearing liabilities, and the related interest rates:

	At December 31 2007	Years Ended December 31, 2007			2006			2005		
	Yield/ Cost	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
Assets										
Interest-bearing demand deposits	4.00%	$ 16,887	$ 899	5.32%	$ 21,703	$ 767	3.53%	$ 11,796	$ 358	3.03%
Federal funds sold	3.00%	23,157	1,219	5.26%	11,117	577	5.19%	4,461	134	3.00%
Securities										
Taxable										
U.S. treasuries and government agencies	4.39%	26,359	1,379	5.23%	16,572	776	4.69%	6,665	219	3.29%
Mortgage-backed securities	4.82%	41,610	2,120	5.09%	42,906	2,062	8.81%	55,067	2,316	4.21%
Other securities	7.14%	83,517	4,466	5.35%	62,952	2,936	4.66%	61,530	2,256	3.67%
Total taxable		151,486	7,965	5.26%	122,430	5,774	4.72%	123,262	4,791	3.89%
Non-taxable – State and political subdivision (3)	3.58%	50,298	1,830	3.64%	48,991	1,783	3.64%	46,635	1,775	3.81%
Loans (net of unearned discount) (1)(2)	6.80%	1,085,606	83,848	7.72%	907,671	67,060	7.39%	806,955	52,487	6.50%
Federal Home Loan Bank stock	3.91%	6,399	182	2.84%	5,654	189	3.34%	5,287	235	4.44%
Total interest-earning assets (1)		$1,333,833	$ 95,943	7.19%	$1,117,566	$ 76,150	6.81%	$998,396	$ 59,780	5.99%
Cash & due from banks		$ 26,511			$ 25,153			$ 23,387		
Premises and equipment		30,881			19,313			17,301		
Foreclosed assets held for sale, net		1,187			411			509		
Equity method investment in common stock		2,765			5,641			6,433		
Cost method investment in common stock		5,481			3,715			1,849		
Interest receivable		10,506			8,758			7,040		
Cash surrender value of life insurance		19,677			16,450			15,617		
Allowance for loan loss		(11,713)			(8,812)			(7,513)		
Goodwill		36,237			2,005			1,716		
Intangible assets		3,806			7,839			6,193		
Other		13,566			12,461			7,030		
Total assets		$1,472,737			$1,210,500			$1,077,958		
Liabilities										
Interest-bearing transaction deposits	1.42%	$116,908	$ 1,892	1.62%	$107,126	$ 1,499	1.40%	$110,763	$ 1,066	0.96%
Savings deposits	2.21%	74,353	1,847	2.48%	54,572	876	1.61%	54,372	536	0.99%
Money-market deposits	2.40%	191,934	7,402	3.90%	124,484	4,165	3.35%	100,227	1,925	1.92%
Time and brokered time deposits	4.23%	696,542	33,630	4.83%	610,202	26,531	4.35%	544,096	17,658	3.25%
Short-term borrowings	5.31%	38,772	1,945	4.89%	28,738	1,389	4.83%	22,272	676	3.04%
Long-term debt	5.46%	68,239	3,437	5.06%	44,022	2,293	5.66%	46,380	2,257	4.87%
Junior subordinated debentures	6.79%	48,112	3,308	6.64%	25,775	1,661	6.44%	3,631	220	6.06%
Total interest-bearing liabilities		$1,234,860	$ 53,461	4.33%	$994,919	$ 38,414	3.86%	$881,741	$ 24,338	2.76%
Demand deposits		$112,091			$101,302			$ 93,450		
Interest payable		6,110			4,698			2,828		
Other liabilities		5,995			6,064			4,783		
Minority interest		9,480			8,301			5,386		
Stockholders' equity		104,201			95,216			89,770		
Total Liabilities and Stockholders' Equity		$1,472,737			$1,210,500			$1,077,958		
Interest spread				2.86%			2.95%			3.23%
Net interest income			42,482			37,736			35,442	
Net interest margin				3.18%			3.38%			3.55%
Interest-earning assets to interest-bearing liabilities		108.01%			112.33%			113.23%		

(1) Non-accrual loans have been included in average loans, net of unearned discount
(2) Includes loans held for sale
(3) The tax exempt income for state and political subdivisions is not recorded on a tax equivalent basis.

Changes in Net Interest Income

Rate/Volume Analysis. The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Company's interest income and interest expense during the periods indicated. Information is provided in each category with respect to: (1) changes attributable to changes in volume (changes in volume multiplied by prior rate); (2) changes attributable to changes in rate (changes in rate multiplied by prior volume); and (3) the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionally to the change due to volume and the change due to rate.

	Years Ended December 31, 2007, 2006 and 2005					
	Year 2007 vs. 2006 Change			Year 2006 vs. 2005 Change		
	Average Volume	Average Yield/Rate	Total Change	Average Volume	Average Yield/Rate	Total Change
	(dollars in thousands)					
Increase (decrease) in interest income:						
Interest-bearing bank deposits	$ (196)	$ 328	$ 132	$ 342	$ 67	$ 409
Federal funds sold	634	8	642	298	145	443
Investment securities:						
U.S. treasuries and agencies	503	100	603	433	125	558
Mortgage-backed securities	(64)	122	58	(556)	302	(254)
States and political subdivision (1)	48	(1)	47	88	(80)	8
Other securities	1,056	474	1,530	53	626	679
Loans (net of unearned discounts)	13,631	3,157	16,788	6,977	7,596	14,573
Federal Home Loan Bank stock	23	(30)	(7)	15	(61)	(46)
Change in interest income (1)	15,635	4,158	19,793	7,650	8,720	16,370
Increase (decrease) in interest expense:						
Interest-bearing transaction deposits	145	248	393	(36)	469	433
Savings deposit	387	584	971	2	338	340
Money-market deposits	2,526	711	3,237	551	1,689	2,240
Time and brokered time deposits	3,987	3,112	7,099	2,337	6,536	8,873
Short-term borrowings	502	54	556	234	479	713
Long-term debt	2,697	94	2,791	1,083	394	1,477
Change in interest expense	10,244	4,803	15,047	4,171	9,905	14,076
Increase (decrease) in net interest income (1)	$ 5,391	$ (645)	$ 4,746	$ 3,479	$ (1,185)	$ 2,294

(1) The tax exempt income for state and political subdivision is not recorded on a tax equivalent basis.

2007 versus 2006. Average earning assets increased 19.4% or $216 million to $1.3 billion during the year ended December 31, 2007 from the December 31, 2006 average balance of $1.1 billion. The average balance of loans increased 19.6% or $178 million to $1.1 billion during 2007 from the December 31, 2006 average balance of $907.7 million. Approximately $38 million of the growth in average loan balances was generated at Mid-America, which is one of the Company's more rapidly growing subsidiaries, $40 million was due to the September 2007 acquisition of HNB Financial, another $97 million was due to recognizing the first full year of average loan balances from Royal Palm, with the remainder attributable to moderate growth at the other subsidiary banks. The average balance of U.S. treasury and government agency securities increased 59.1% or $9.8 million to $26.4 million during 2007 from the December 31, 2006 average balance of $16.6 million. The average balance of mortgage-backed securities decreased 3.0% or $1.3 million to $41.6 million during 2007 from the December 31, 2006 average balance of $42.9 million. The average balance of other securities, primarily collateralized mortgage obligations, increased 32.7% or $20.6 million to $83.5 million during 2007 from the December 31, 2006 average balance of $63.0 million. The average balance of nontaxable state and political subdivision securities increased 2.7% or $1.3 million to $50.3 million during 2007 from the December 31, 2006 average balance of $49.0 million. The purchase of additional U.S. treasury and government agency securities and nontaxable state and political subdivision securities in 2007 reflected the attractive yields and cash flow characteristics of those securities relative to other investment opportunities.

The balance of interest-bearing liabilities averaged $1.2 billion at December 31, 2007, an increase of $239.9 million or 24.1% from the December 31, 2006 average balance of $994.9 million. The average balance of money market deposits increased 54.2% or $67.5 million to $191.9 million during 2007 from the December 31, 2006 average balance of $124.5 million. The average balance of time and brokered time deposits increased 14.1% or $86.3 million to $696.5 million during 2007 from the December 31, 2006 average balance of $610.2 million. Approximately $19 million of the growth in average time and brokered time deposits was generated at Mid-America, which is one of the Company's more rapidly growing subsidiaries, $20 million was due to the September 2007 acquisition of HNB Financial, another $80 million was due to the November 2006 acquisition of Royal Palm, with the remainder attributable to moderate growth at the other subsidiary banks. The average balance of long-term debt increased 55.0% or $24.2 million to $68.2 million during 2007 from the December 31, 2006 average balance of $44.0 million, due to the additional debt incurred to finance the Royal Palm and HNB Financial acquisitions. The average balance of junior subordinated debentures increased 86.7% or $22.3 million to $48.1 million during 2007 from the December 31, 2006 average balance of $25.8 million, due to the HNB Financial acquisition. Lesser increases were experienced in the average balances of savings deposits and short-term debt.

The balance of noninterest-bearing demand deposits averaged $112.1 million at December 31, 2007, an increase of $10.8 million or 10.7% from the December 31, 2006 average balance of $101.3 million. Royal Palm and HNB Financial accounted for approximately $4.2 million and $5.5 million, respectively, of the increase in 2007.

Management is confident it can continue to attract additional deposits in the future by researching its customer base and designing products to fit their needs, as well as monitoring interest rates to minimize cost while maintaining a competitive position in its markets. Mid-America and Royal Palm, in particular, are expected to increase their deposit bases significantly as they gain market share in the greater Kansas City and southwest Florida areas.

The Company's net interest margin expressed as a percentage of average earning assets was 3.18% for the year ended December 31, 2007 a decrease of 20 basis points from 3.38% in 2006. The interest spread, expressed as the difference between yield on average earning assets and the cost of average interest-bearing liabilities, was 2.86% for the year ended December 31, 2007, a decrease of 9 basis points from 2.95% for the same period in 2006.

Interest income increased $19.8 million or 26.0% to $95.9 million for the year ended December 31, 2007, as compared to interest income of $76.2 million for the year ended December 31, 2006. The increase in interest income is due to growth of average interest-earning assets, primarily loans, as well as improved yields resulting from the higher interest rate environment in 2007 compared to 2006. The average yield on interest-earning assets increased 38 basis points to 7.19% for the year ended December 31, 2007 as compared to 6.81% for 2006.

Interest expense increased $15.0 million or 39.2% to $53.5 million for the year ended December 31, 2007 as compared to interest expense of $38.4 million for the year ended December 31, 2006. The increase in interest expense is attributable primarily to the growth in the average balance of money market deposits, time and brokered time deposits, long-term debt and junior subordinated debentures, as well as an increase in the rates paid on most interest-bearing liabilities. The increase in rates paid on liabilities for 2007 was consistent with the increase in general market rates as dictated by the Federal Reserve. The average rate paid on interest-bearing liabilities rose 47 basis points to 4.33% for 2007 as compared to 3.86% for 2006.

Net interest income increased $4.7 million or 12.6% for the year ended December 31, 2007 to $42.5 million from $37.7 million for the same period in 2006. For the year ended December 31, 2007, the average yield on interest-earning assets increased 38 basis points compared to the same period in 2006, but was more than offset by an increase of 47 basis points in the average rate paid on interest-bearing liabilities, resulting in a net decrease in interest spread of 9 basis points. Growth in interest-earning assets, primarily loans, partially offset by the decrease in interest spread, allowed for the improvement in net interest income.

2006 versus 2005. Average earning assets increased 11.9% or $119.2 million to $1.1 billion during the year ended December 31, 2006 from the December 31, 2005 average balance of $998.4 million. The average balance of loans increased 12.5% or $100.7 million to $907.7 million during 2006 from the December 31, 2005 average balance of $807.0 million. Approximately $36 million of the growth in average loan balances was generated at Mid-America, which is one of the Company's more rapidly growing subsidiaries, another $15 million was due to the November 2006 acquisition of Royal Palm, with the remainder attributable to moderate growth at the other subsidiary banks. Management believes that loan growth will continue at these levels, through both new acquisitions and growth at its subsidiary banks as the economy improves, and particularly as Mid-America gains market share in the greater Kansas City area. The average balance of U.S. treasury and government agency securities increased 148.6% or $9.9 million to $16.6 million during 2006 from the December 31, 2005 average balance of $6.7 million. The average balance of mortgage-backed securities decreased 22.1% or $12.2 million to $42.9 million during 2006 from the December 31, 2005 average balance of $55.1 million. The average balance of other securities, primarily collateralized mortgage obligations, increased 2.3% or $1.5 million to $63.0 million during 2006 from the December 31, 2005 average balance of $61.5 million. The average balance of nontaxable state and political subdivision securities increased 5.1% or $2.4 million to $49.0 million during 2006 from the December 31, 2005 average balance of $46.6 million. The purchase of additional U.S. treasury and government agency securities and nontaxable state and political subdivision securities in 2006 reflected the attractive yields and cash flow characteristics of those securities relative to other investment opportunities.

The balance of interest-bearing liabilities averaged $994.9 million at December 31, 2006, an increase of $113.2 million or 12.8% from the December 31, 2005 average balance of $881.7 million. The average balance of money market deposits increased 24.2% or $24.3 million to $124.5 million during 2006 from the December 31, 2005 average balance of $100.2 million. The average balance of time and brokered time deposits increased 12.1% or $66.1 million to $610.2 million during 2006 from the December 31, 2005 average balance of $544.1 million. Approximately $26 million of the growth in average time and brokered time deposits was generated at Mid-America, which is one of the Company's more rapidly growing subsidiaries, another $13 million was due to the November 2006 acquisition of Royal Palm, with the remainder attributable to moderate growth at the other subsidiary banks. The average balance of long-term debt increased 39.6% or $19.8 million to $69.8 million during 2006 from the December 31, 2005 average balance of $50.0 million, due to the additional debt incurred to finance the Royal Palm acquisition. Lesser increases were experienced in the average balances of savings deposits and short-term debt, with a slight decrease in interest-bearing transaction deposits.

The balance of noninterest-bearing demand deposits averaged $101.3 million at December 31, 2006, an increase of $7.8 million or 8.4% from the December 31, 2005 average balance of $93.5 million. Mid-America accounted for approximately $7.5 million of the increase in 2006.

The Company's net interest margin expressed as a percentage of average earning assets was 3.38% for the year ended December 31, 2006 a decrease of 17 basis points from 3.55% in 2005. The interest spread, expressed as the difference between yield on average earning assets and the cost of average interest-bearing liabilities, was 2.95% for the year ended December 31, 2006, a decrease of 28 basis points from 3.23% for the same period in 2005.

Interest income increased $16.4 million or 27.4% to $76.2 million for the year ended December 31, 2006, as compared to interest income of $59.8 million for the year ended December 31, 2005. The increase in interest income is due to growth of average interest-earning assets, primarily loans, as well as improved yields resulting from the higher interest rate environment in 2006 compared to 2005. The average yield on interest-earning assets increased 82 basis points to 6.81% for the year ended December 31, 2006 as compared to 5.99% for 2005.

Interest expense increased $14.1 million or 57.8% to $38.4 million for the year ended December 31, 2006 as compared to interest expense of $24.3 million for the year ended December 31, 2005. The increase in interest expense is attributable primarily to the growth in the average balance of money market deposits, time and brokered time deposits and long-term debt, as well as an increase in the rates paid on all interest-bearing liabilities. The increase in rates paid on liabilities for 2006 was consistent with the increase in general market rates as dictated by the Federal Reserve. The average rate paid on interest-bearing liabilities rose 110 basis points to 3.86% for 2006 as compared to 2.76% for 2005.

Net interest income increased $2.3 million or 6.5% for the year ended December 31, 2006 to $37.7 million from $35.4 million for the same period in 2005. For the year ended December 31, 2006, the average yield on interest-earning assets increased 82 basis points compared to the same period in 2005, but was more than offset by an increase of 110 basis points in the average rate paid on interest-bearing liabilities, resulting in a net decrease in interest spread of 38 basis points. Growth in interest-earning assets, primarily loans, partially offset by the decrease in interest spread, allowed for the improvement in net interest income.

Management believes that net interest income will continue to improve, through growth of interest-earning assets, as well as increases in net interest margin. Interest rates are expected to remain flat through most of 2007 before a gradual decline beginning in the fourth quarter, which should ease the pressure on funding costs and improve net interest margin.

Provision for Loan Losses

2007 versus 2006. The provision for loan losses decreased $945 thousand to $3.0 million for the year ended December 31, 2007 from $3.9 million for the year ended December 31, 2006. Net charge-offs decreased to $1.9 million for the year ended December 31, 2007 from $3.1 million for the year ended December 31, 2006. The decreases in both provision for loan losses and net charge-offs were largely due to MTSB charging off $1.5 million of a commercial loan to a construction contractor whose business failed in 2006. Total non-performing loans increased to $23.0 million as of December 31, 2007, from $6.4 million as of December 31, 2006. The ratio of non-performing loans to total loans increased to 1.91% as of December 31, 2007, compared to .62% as of December 31, 2006. The increase in non-performing loans was primarily due to several large commercial real estate loans in which the borrowers have experienced cash flow problems and been unable to meet their debt service obligations, as a result of the weakening real estate market nation-wide, and particularly in the Southeast. Management has transferred these loans to non-accrual status while its lenders work with the borrowers to develop a plan to bring the loans current again. The September 2007 acquisition of HNB Financial also included a $2.1 million commercial real estate loan that was in nonaccrual status. The Company is closely monitoring these loans and has factored the non-performing status of the loans into its determination of the adequacy of the allowance for loan losses.

2006 versus 2005. The provision for loan losses increased $1.5 million to $3.9 million for the year ended December 31, 2006 from $2.4 million for the year ended December 31, 2005. Net charge-offs increased to $3.1 million for the year ended December 31, 2006 from $1.4 million for the year ended December 31, 2005. The increases in both provision for loan losses and net charge-offs were largely due to MTSB charging off $1.5 million of a commercial loan to a construction contractor whose business failed in 2006. Total non-performing loans increased to $6.4 million as of December 31, 2006, from $5.0 million as of December 31, 2005. The ratio of non-performing loans to total loans increased to .62% as of December 31, 2006, compared to .58% as of December 31, 2005. The increase in non-performing loans was primarily due to the November 2006 acquisition of Royal Palm, which has several non-accrual loans that management expects to collect without incurring any losses.

Noninterest Income

2007 versus 2006. Total noninterest income increased $29 thousand or .2% for the year ended December 31, 2007 to $13.96 million from $13.93 million for the year ended December 31, 2006. The increase in 2007 was primarily due to increases in fiduciary activities of $220 thousand, brokerage fees of $348 thousand, customer service fees of $526 thousand and cash surrender value of life insurance of $273 thousand. These were largely offset by a decrease in net gains on sales of equity and cost method investments of $1.4 million. As a percentage of total revenue, total noninterest income was 12.7% and 15.5% for the years ended December 31, 2007 and 2006, respectively.

Income from fiduciary activities increased $220 thousand or 10.0% for the year ended December 31, 2007 to $2.4 million from $2.2 million for the year ended December 31, 2006. The majority of this increase was attributable to growth in assets under management of the Company's trust departments from $526 million as of December 31, 2006 to $616 million as of December 31, 2007. This growth was due to new customer relationships, additional investment assets for existing customers, and approximately $33 million of managed assets added with the acquisition of HNB Financial. The Company's trust departments continue to experience growth in professionally managed investment accounts (primarily endowment and organizational accounts) and in employee benefit accounts. Many of these were formerly custodial accounts, but the customers have engaged the Company to provide investment management services as well. The fee structure for investment management services is greater than that for custodial services, and the Company believes these accounts will continue to provide a stable source of fee income in the future, with the potential for growth through referrals. The Company also continued to benefit from executor appointment fees in 2007. While executor fees are generally one-time events following the death of a client, the Company believes that this source of revenue will continue to grow due to the Company's success in developing future executor appointments in client wills. The growth in both assets under management and executor fees was enhanced by the trust office in St. Charles, Missouri, which opened in February 2005, and the Company expects this office to be a substantial source of new business in the future.

Brokerage fees increased $348 thousand or 31.1% for the year ended December 31, 2007 to $1.5 million from $1.1 million for the year ended December 31, 2006, primarily due to the continued growth of brokerage and financial advisory operations at Farmers (opened in 2005) and Mid-America (opened in 2006). Farmers generated $739 thousand in fees in 2007, compared to $720 thousand in 2006, while Mid-America increased its fees to $305 thousand for the full year in 2007, compared to $30 thousand for a partial year in 2006.

Customer service fees increased $526 thousand or 14.6% for the year ended December 31, 2007 to $4.1 million from $3.6 million for the year ended December 31, 2006, primarily due to the September 2007 acquisition of HNB Financial.

The net increase in cash surrender value of life insurance increased $273 thousand or 41.8% for the year ended December 31, 2007 to $926 thousand from $653 thousand for the year ended December 31, 2006, primarily due to improved yields on the Company's bank-owned life insurance assets.

Net gains on sales of equity and cost method investments were $2.9 million for the year ended December 31, 2007, compared to $4.3 million for the year ended December 31, 2006. In 2007, the Company sold its investment in New Frontier Bancshares, Inc. in a cash deal that generated a pre-tax gain of approximately $2.1 million, and also received additional shares of Enterprise Financial Services, Inc. that had been held in escrow since the 2006 sale of NorthStar Bancshares, Inc., resulting in 2007 pre-tax gains of approximately $699 thousand. The 2006 gains were generated from the sales of NorthStar and GBC Bancorp, Inc., as described below.

2006 versus 2005. Total noninterest income increased $5.4 million or 63.0% for the year ended December 31, 2006 to $13.9 million from $8.5 million for the year ended December 31, 2005. The increase in 2006 was primarily due to increases in fiduciary activities of $281 thousand, brokerage fees of $690 thousand and net gains on sales of equity and cost method investments of $4.3 million. As a percentage of total revenue, total noninterest income was 15.5% and 12.5% for the years ended December 31, 2006 and 2005, respectively.

Income from fiduciary activities increased $281 thousand or 14.7% for the year ended December 31, 2006 to $2.2 million from $1.9 million for the year ended December 31, 2005. The majority of this increase was attributable to growth in assets under management of the Company's trust departments from $458 million as of December 31, 2005 to $526 million as of December 31, 2006. This growth was due to both new customers and increases in market value of existing assets, with the most significant growth occurring in professionally managed investment accounts and employee benefit accounts.

Brokerage fees increased $690 thousand or 160.5% for the year ended December 31, 2006 to $1.1 million from $430 thousand for the year ended December 31, 2005, primarily due to the establishment of a brokerage and financial advisory operation at the Farmers branch in St. Joseph, Missouri in 2005. Farmers generated $720 thousand in brokerage fees for the full year in 2006, compared to $57 thousand for a partial year in 2005.

Net gains on sales of equity and cost method investments were $4.3 million for the year ended December 31, 2006, compared to $0 for the year ended December 31, 2005. In July 2006, the Company received approximately $1.3 million in cash and 156,964 shares of Enterprise Financial Services, Inc. common stock, valued at approximately $4.0 million, in exchange for its 19.6% equity interest in NorthStar Bancshares, Inc. The unamortized cost of the NorthStar investment at the date of sale was approximately $2.8 million, resulting in a gain of approximately $1.5 million. In November 2006, the Company received 164,012 shares of First Charter Corporation common stock, valued at approximately $4.0 million, in exchange for its 5.0% equity interest in GBC Bancorp, Inc. The unamortized cost of the GBC investment at the date of sale was approximately $1.2 million, resulting in a gain of approximately $2.8 million.

Noninterest Expense

2007 versus 2006. Total noninterest expense increased $7.8 million or 24.6% for the year ended December 31, 2007 to $39.4 million from $31.5 million for the year ended December 31, 2006. The 2007 increase was largely due to increases in salaries and employee benefits of $5.0 million, net occupancy expense of $694 thousand, equipment expense of $717 thousand, professional fees of $211 thousand and other noninterest expense of $1.0 million. As a percentage of total revenue, total noninterest expense was 35.9% and 35.1% for the years ended December 31, 2007 and 2006, respectively.

Salaries and employee benefits increased $5.0 million or 27.4% for the year ended December 31, 2007 to $23.3 million, from $18.3 million for the year ended December 31, 2006. Approximately $2.1 million of this increase was due to Royal Palm's operations being included for the full year in 2007 compared to a partial year in 2006 when Royal Palm was acquired. Another $892 thousand was due to the September 2007 acquisition of HNB Financial. Heartland's growth, including the opening of two new branches late in 2006, resulted in the addition of twelve full-time equivalent employees, and an increase of approximately $902 thousand in salaries and employee benefits at that subsidiary. Another $200 thousand of the increase was due to higher employee medical insurance expense as inflation in health care costs continued to surpass general inflationary trends. The remainder of the 2007 increase was due primarily to changes in the Company's senior management that occurred during the first quarter of 2007 and cost-of-living increases in salaries and employee benefits. Of the total increase in salaries and employee benefits for the year ended December 31, 2006 of $5.0 million, approximately $2.8 million or 57% was attributable to officers, and $2.2 million or 43%, was attributable to non-officers. On average, salaries of officers increased approximately 4% and salaries of non-officers increased approximately 3%. As a percent of average assets, salaries and employee benefits increased to 1.58% for the year ended December 31, 2007, compared to 1.51% for the year ended December 31, 2006. The Company had 441 full-time equivalent employees at December 31, 2007 and 372 full-time equivalent employees at December 31, 2006, an increase of 69 full-time equivalent employees.

Net occupancy expense increased $694 thousand or 34.7% for the year ended December 31, 2007 to $2.7 million from $2.0 million for the year ended December 31, 2006. Approximately $550 thousand of this increase was attributable to Royal Palm's operations being included for the full year in 2007 compared to a partial year in 2006 when Royal Palm was acquired, and $137 thousand was attributable to the September 2007 acquisition of HNB Financial.

Equipment expense increased $717 thousand or 40.3% for the year ended December 31, 2007 to $2.5 million from $1.8 million for the year ended December 31, 2006. Approximately $280 thousand of this increase was attributable to Royal Palm's operations being included for the full year in 2007 compared to a partial year in 2006 when Royal Palm was acquired, approximately $120 thousand was attributable to the September 2007 acquisition of HNB Financial, and approximately $319 thousand of expense related to the two new branches opened at Heartland in 2006 and equipment upgrades done following the 2006 consolidations of the Company's Illinois affiliates from six separately chartered banks to three.

Professional fees increased $211 thousand or 11.8% for the year ended December 31, 2007 to $2.0 million from $1.8 million for the year ended December 31, 2006. Approximately $105 thousand of this increase was attributable to consulting fees related to investor relations activities. The remainder of the increase was due to consideration of acquisition opportunities and expanded utilization of third-party providers, including trust department investment advisory services, asset-liability management consulting and depository sweep processing.

Other noninterest expense increased $1.0 million or 16.5% for the year ended December 31, 2007 to $7.4 million from $6.4 million for the year ended December 31, 2006. Approximately $1.1million of this increase was attributable to Royal Palm's operations being included for the full year in 2007 compared to a partial year in 2006 when Royal Palm was acquired. Another $352 thousand of the increase was related to Heartland's growth, in particular marketing and other expenses associated with the opening of their two new branch facilities in 2006. Approximately $557 thousand of this increase was attributable to the September 2007 acquisition of HNB Financial. These increases were partially offset by a decrease of approximately $580 thousand at Farmers in 2007, largely due to the one-time charge of $450 thousand in 2006 to settle a lawsuit related to the brokerage operation at Farmers' branch in St. Joseph, Missouri.

2006 versus 2005. Total noninterest expense increased $3.8 million or 13.7% for the year ended December 31, 2005 to $31.6 million from $27.8 million for the year ended December 31, 2005. The 2006 increase was largely due to increases in salaries and employee benefits of $2.3 million, professional fees of $421 thousand, and other noninterest expense of $918 thousand. As a percentage of total revenue, total noninterest expense was 35.1% and 40.7% for the years ended December 31, 2006 and 2005, respectively.

Salaries and employee benefits increased $2.4 million or 14.5% for the year ended December 31, 2006 to $18.3 million, from $15.9 million for the year ended December 31, 2005. Approximately $368 thousand of this increase was due to the November 2006 acquisition of Royal Palm. Another $650 thousand was due to Farmers' brokerage division operating for the full year in 2006 compared to a partial year in 2005. Heartland's growth resulted in an increase of approximately $680 thousand in salaries and employee benefits at that subsidiary. Another $415 thousand of the increase was due to higher employee medical insurance expense as inflation in health care costs continued to surpass general inflationary trends. These increases for 2006 were partially offset by a nonrecurring adjustment of $203 thousand in 2005 to decrease the discount rate from 7.25% to 5.50% used to determine the liability for post-retirement benefits. The remainder of the 2006 increase was due primarily to cost-of-living increases in salaries and employee benefits. Of the total increase in salaries and employee benefits for the year ended December 31, 2006 of $2.4 million, approximately $1.3 million or 56% was attributable to officers, and $1.1 million or 44%, was attributable to non-officers. On average, salaries of officers increased approximately 4% and salaries of non-officers increased approximately 3%. As a percent of average assets, salaries and employee benefits increased to 1.51% for the year ended December 31, 2006, compared to 1.48% for the year ended December 31, 2005. The Company had 372 full-time equivalent employees at December 31, 2006 and 326 full-time equivalent employees at December 31, 2005, an increase of 46 full-time equivalent employees.

Professional fees increased $421 thousand or 30.9% for the year ended December 31, 2006 to $1.8 million from $1.4 million for the year ended December 31, 2005. Approximately $150 thousand of this increase was attributable to consulting fees related to investor relations activities and consideration of acquisition opportunities. Another $100 thousand of the increase was related to expenses incurred to consolidate the Company's Illinois subsidiaries from six separately chartered banks to three. The remainder of the increase was due to expanded utilization of various out-sourced services.

Other noninterest expense increased $918 thousand or 16.8% for the year ended December 31, 2006 to $6.4 million from $5.5 million for the year ended December 31, 2005. Approximately $120 thousand of this increase was attributable to the November 2006 acquisition of Royal Palm, with another $175 thousand related to Heartland's growth. Also in 2006, Farmers incurred a one-time charge of $450 thousand in settlement of a lawsuit related to the brokerage operation at Farmers' branch in St. Joseph, Missouri.

Provision for Income Taxes

MTSB has a subsidiary, Mercantile Investments, Inc. ("MII"), which is a Delaware corporation that operates off shore to manage the bank's investment portfolio. MII began operations in early 2003, and its earnings since then have been included in the Company's consolidated financial statements. Part of management's strategy in forming this subsidiary was to take advantage of current State of Illinois tax laws that exclude income generated by a subsidiary that operates off shore from state taxable income. For the years ended December 31, 2007, 2006 and 2005, the Company's Illinois income taxes decreased by approximately $95 - $126 thousand each year as a result of MII's operations off shore. If the state tax law is changed in the future to no longer exclude off-shore investment income from taxable income, the Company's income tax expense, as a percentage of income before tax, would increase.

2007 versus 2006. Provision for income taxes for the year ended December 31, 2007 decreased $1.6 million or 31.5% to $3.4 million from $5.0 million for the year ended December 31, 2006. The provision for income taxes as a percent of income before income taxes was 25.6% and 32.7% for the years ended December 31, 2007 and 2006, respectively. The decrease in this percentage for 2007 was due to additional non-taxable income from tax-exempt loans and earnings on cash surrender value of life insurance, as well as a reduction in the Illinois state income tax apportionment factor due to the inclusion of Royal Palm and HNB Financial in consolidated taxable income for 2007.

2006 versus 2005. Provision for income taxes for the year ended December 31, 2006 increased $1.3 million or 37.6% to $5.0 million from $3.7 million for the year ended December 31, 2005. The provision for income taxes as a percent of income before income taxes was 32.7% and 27.8% for the years ended December 31, 2006 and 2005, respectively. The increase in this percentage for 2006 was due to a reduction in tax-exempt income as a percentage of pre-tax income, as well as a nonrecurring credit to income tax expense in September 2005 due to increasing the effective tax rate utilized to inventory the deferred tax assets of Mid-America. Prior to the adjustment, Mid-America had inventoried its deferred tax assets at an effective tax rate of 18%, but management believes that Mid-America's potential for future earnings is sufficient to warrant an increase in the rate to 34%. Without the nonrecurring adjustment, the effective tax rate for the Company would have been 30.3% for the year ended December 31, 2005.

Financial Condition

Summary

Total assets as of December 31, 2007 were $1.6 billion, an increase of $216 million or 15.2% from $1.4 billion as of December 31, 2006, primarily due to the September 2007 acquisition of HNB Financial, which had assets of $177.9 million as of December 31, 2007. Cash and cash equivalents decreased 23.3% to $76.1 million as of December 31, 2007 as compared to $99.1 million as of December 31, 2006. Total investment securities increased 14.7% to $216.3 million as of December 31, 2007 as compared to $188.6 million as of December 31, 2006. Total loans, including loans held for sale, increased 16.6% to $1.2 billion as of December 31, 2007 as compared to $1.0 billion as of December 31, 2006. There were no equity method investments in common stock as of December 31, 2007 as compared to $4.1 million as of December 31, 2006. Cost method investments in common stock increased 91.4% to $6.1 million as of December 31, 2007 as compared to $3.2 million as of December 31, 2006. Cash surrender value of life insurance increased 33.6% to $24.2 million as of December 31, 2007 as compared to $18.1 million as of December 31, 2006. Premises and equipment increased 63.5% to $42.0 million as of December 31, 2007 as compared to $25.7 million as of December 31, 2006. Goodwill increased by $11.8 million to $43.9 million as of December 31, 2007 compared to $32.1 as of December 31, 2006. Other assets increased by $1.2 million to $7.9 million as of December 31, 2007 as compared to $6.7 million as of December 31, 2006.

Total deposits increased $152.6 million or 13.1% to $1.3 billion as of December 31, 2007 as compared to $1.2 billion as of December 31, 2006. Non-interest bearing demand deposits increased $22.8 million or 20.5% during 2007, while interest-bearing deposits increased $129.9 million or 12.3% during 2006. Short-term borrowings increased by $19.3 million to $45.6 million as of December 31, 2007 from $26.3 million as of December 31, 2006. Long-term debt and junior subordinated debentures increased by $36.1 million to $143.4 million as of December 31, 2007 from $107.2 million as of December 31, 2006.

Minority interest increased $248 thousand, from $9.2 million as of December 31, 2006 to $9.4 million as of December 31, 2007 due to increases in the Company's equity interest in Mid-America.

Total stockholders' equity increased 7.6% to $108.3 million as of December 31, 2007 as compared to $100.7 million as of December 31, 2006. Growth in equity is due primarily to $7.9 million of earnings retained by the Company, and an increase of $282 thousand in accumulated other comprehensive income, partially offset by an increase in treasury stock of $569 thousand.

Earning Assets

The average interest-earning assets of the Company were 90.6%, 92.3% and 92.6%, of average total assets for the years ended December 31, 2007, 2006, and 2005, respectively. The decrease in this percentage from 2006 to 2007 was primarily attributable to the increases in premises and equipment and goodwill during 2007.

Investment Securities

The Company uses its securities portfolio to ensure liquidity for cash requirements, to manage interest rate risk, to provide a source of income, to ensure collateral is available for municipal pledging requirements and to manage asset quality.

The Company has classified securities as both available-for-sale and held-to-maturity as of December 31, 2007. Available-for-sale securities are held with the option of their disposal in the foreseeable future to meet investment objectives, liquidity needs or other operational needs. Securities available-for-sale are carried at fair value. Held-to-maturity securities are those securities for which the Company has the positive intent and ability to hold until maturity, and are carried at historical cost adjusted for amortization of premiums and accretion of discounts.

As of December 31, 2007, the fair value of the available-for-sale securities was $201.7 million and the amortized cost was $201.1 million for a net unrealized gain of $660 thousand. The after-tax effect of this unrealized gain was $287 thousand and has been included in stockholders' equity. The after-tax unrealized loss was $247 thousand as of December 31, 2006. There was an after-tax unrealized gain of $1.0 million at December 31, 2005. Fluctuations in net unrealized gain or loss on available-for-sale securities are due primarily to increases or decreases in prevailing interest rates for the types of securities held in the portfolio.

The following table sets forth information relating to the amortized cost and fair value of the Company's available-for-sale securities:

	December 31,					
	2007		2006		2005	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(dollars in thousands)					
U.S. Treasury	$ 993	$ 999	$ 500	$ 497	$ 5,375	$ 5,361
U.S. government agencies	16,517	16,726	7,992	7,943	3,507	3,461
Mortgage-backed securities	108,129	108,799	96,140	96,030	85,399	84,740
State and political subdivision	53,708	53,798	49,781	49,362	50,665	50,343
Corporate bonds	9,500	9,500	11,000	11,000	6,007	6,014
Equity securities	12,232	11,917	10,419	11,347	277	277
Total	$201,079	$201,739	$175,832	$176,179	$151,230	$150,196

The maturities, fair values and weighted average yields of securities available-for-sale as of December 31, 2007, are:

	Due in 1 year or less		Due after 1 year through 5 years		Due after 5 years through 10 years		Due after 10 years		Equity Securities		
	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield	Total
	(dollars in thousands)										
U.S. Treasury	$ 999	4.04%	$ —	0.00%	$ —	0.00%	$ —	0.00%	$ —	0.00%	$ 999
U.S. government agencies	10,510	4.60%	5,766	4.78%	450	5.58%	—	0.00%	—	0.00%	16,726
Mortgage-backed securities (1)	16,499	4.27%	88,403	5.11%	3,897	5.50%	—	0.00%	—	0.00%	108,799
States and political subdivisions	7,661	4.97%	27,237	5.34%	15,809	5.47%	3,091	6.45%	—	0.00%	53,798
Corporate bonds	—	0.00%	—	0.00%	9,500	7.39%	—	0.00%	—	0.00%	9,500
Equity securities	—		—		—		—		11,917		11,917
Total	$ 35,669	4.51%	$ 121,406	5.14%	$ 29,656	6.10%	$ 3,091	6.45%	$ 11,917	0.00%	$ 201,739

(1) The maturities for mortgage-backed securities are based on prepayment speed assumptions and the constant prepayment rate estimated by management based on the current interest rate environment. The assumption rates vary by the individual security.

The following table sets forth information relating to the amortized cost and fair value of the Company's held-to-maturity securities:

	December 31,					
	2007		2006		2006	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(dollars in thousands)					
Mortgage-backed securities	$ 8,329	$ 8,401	$ 11,181	$ 11,066	$ 14,453	$ 14,207
State and political subdivision	5,189	5,223	219	218	417	415
Corporate bonds	1,000	1,000	1,000	997	—	—
Total	$ 14,518	$ 14,624	$ 12,400	$ 12,281	$ 14,870	$ 14,622

The maturities, amortized cost and weighted average yields of securities held-to-maturity as of December 31, 2007, are:

	Due in 1 year or less		Due after 1 year through 5 years		Due after 5 years through 10 years		Due after 10 years		
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Total
	(dollars in thousands)								
Mortgage-backed securities (1)	$ 3	9.5%	$ 8,238	4.85%	$ 80	5.57%	$ 8	8.00%	$ 8,329
Corporate bonds	—	0.00%	—	0.00%	—	0.00%	1,000	4.00%	1,000
State and political subdivisions	315	6.02%	2,815	6.08%	2,059	6.78%	—	%	5,189
Total	$ 318	6.06%	$ 11,053	5.17%	$ 2,139	6.73%	$ 1,008	4.03%	$ 14,518

(1) The maturities for mortgage-backed securities are based on prepayment speed assumptions and the constant prepayment rate estimated by management based on the current interest rate environment. The assumption rates vary by the individual security.

The Company also uses its investment portfolio to manage its tax position. Depending upon projected levels of taxable income for the Company, periodic changes are made in the mix of tax-exempt and taxable securities to achieve optimum yields on a tax-equivalent basis. Average balances of obligations of state and political subdivisions (tax-exempt obligations) as a percentage of average total securities were 24.9%, 28.6% and 27.4% at December 31, 2007, 2006 and 2005, respectively. Mercantile Investments, Inc., a Delaware corporation and subsidiary of MTSB, operates off shore to manage the bank's investment portfolio. Mercantile Investments, Inc. began operations in 2003, and its earnings for the years ended December 31, 2007, 2006 and 2005 are included in the Company's consolidated financial statements. Part of management's strategy in forming this subsidiary was to take advantage of current state tax laws that exclude income generated by off-shore subsidiaries from state taxable income.

Loan Portfolio

Although the Company provides full service banking, including deposits, safekeeping, trust and investment services, its core business is loans, as evidenced by approximately 77% of total revenue derived from lending activities. The Company's business strategy is to be a significant competitor in the markets it serves by providing a broad range of products, competitive pricing, convenient locations and state-of-the-art technology, while emphasizing superior customer service to establish long-term customer relationships. The primary lending focus is on loans to small- and medium-sized businesses, as well as residential mortgage loans.

The Company offers a full range of lending products, including commercial, real estate and consumer loans to individuals, businesses and professional organizations. The Company's subsidiary banks, other than Mid-America and Royal Palm, are located in predominantly rural areas of the Midwest, and most of the commercial loans are made to small- and medium-sized businesses, many in the agricultural industry or dependent on the agricultural economy. The Company also has a substantial investment in loans secured by real estate, both commercial and residential.

The principal economic risk associated with each category of loans is the creditworthiness of the borrower. General economic factors affecting a borrower's ability to repay include interest, inflation and employment rates, as well as other factors affecting a borrower's assets, clients, suppliers and employees. Many of the Company's loans are made to small- and medium-sized businesses that generally have fewer financial resources in terms of capital or borrowing capacity and are sometimes less able to withstand competitive, economic and financial pressures than larger borrowers. During periods of economic weakness, these businesses may be more adversely affected than larger enterprises. In addition, the financial condition of individual borrowers employed by these businesses can be negatively impacted. This may cause the Company to experience increased levels of nonaccrual or other problem loans, loan charge-offs and higher provision for loan losses.

In order to offset the risks inherent in lending to small- and medium-sized businesses in the Company's geographic area, the following strategies have been developed:

1) Limit potential concentrations to any one borrower or industry.
2) Expand the geographic region of the Company. If the areas in which the Company operates are broadened, then the negative impact of an economic downturn in one area will be lessened. The Company's acquisitions of Mid-America, Royal Palm and other equity interests in banks located in higher growth urban areas were done with the intent of reducing geographic risk and reliance on areas heavily dependent on agriculture.
3) Establish relationships with banks outside of the Company's geographic region in order to purchase commercial, residential real estate and commercial real estate loan participations which will help to diversify the Company's geographic concentration in its loan portfolio.

The Company's loan approval policy provides for various levels of officer lending authority. When the amount of loans to a borrower exceeds the officer's lending limit, the loan request goes to either an officer with a higher limit or the Board of Directors loan committee for approval. Loan amounts are also subject to a variety of lending limits imposed by state and federal regulation. In general, a loan to any one borrower cannot exceed 25% of the subsidiary bank's statutory capital, with exceptions for loans that meet certain collateral guidelines. In addition to these regulatory limits, the Company's subsidiary banks impose upon themselves internal lending limits which are less than the prescribed legal limits, thus further reducing exposure to any single borrower.

As part of the Company's overall risk management process, a quarterly review of each subsidiary bank's loan portfolio is performed by a team of employees independent of the lending function. The primary objective of this review is to monitor adherence to loan policies, both regulatory and internal, and to measure the adequacy of the allowance for loan losses. This process helps to identify any problem areas, either in a particular borrower's financial condition, or in the bank's underwriting function, and assists the Board of Directors and management in focusing resources to address the problems before they result in financial loss to the Company.

2007 versus 2006. Total loans, including loans held for sale, increased $171.6 million or 16.6% to $1.2 billion as of December 31, 2007 from $1.0 billion as of December 31, 2006. This increase was the result of the September 2007 acquisition of HNB Financial, as well as internal growth at the Company's subsidiary banks, including purchases of participation loans from other banking organizations outside of the Company's direct market areas. The Company has seen its most significant growth in construction real estate loans, increasing $63 million or 41.5% to $215.9 million as of December 31, 2007 from $152.6 million as of December 31, 2006; commercial real estate mortgages, increasing $13.6 million or 7.1% to $204.3 million as of December 31, 2007 from $190.7 million as of December 31, 2006; and residential real estate mortgages, increasing $56.7 million or 21.2% to $323.9 million as of December 31, 2007 from $267.2 million as of December 31, 2006. The majority of the increase in construction real estate loans was due to the acquisition of HNB Financial, and to loans generated by Heartland, which continued to expand its market share in the Kansas City area. The increase in commercial and residential mortgages was primarily attributable to the acquisition of HNB Financial.

2006 versus 2005. Total loans, including loans held for sale, increased $172.0 million or 20.0% to $1.0 billion as of December 31, 2006 from $861.3 million as of December 31, 2005. This increase was the result of the November 2006 acquisition of Royal Palm, as well as internal growth at the Company's subsidiary banks, including purchases of participation loans from other banking organizations outside of the Company's direct market areas. The most significant growth was in construction real estate loans, increasing $85.7 million or 128.3% to $152.6 million as of December 31, 2006 from $66.8 million as of December 31, 2005; commercial real estate mortgages, increasing $36.6 million or 23.7% to $190.7 million as of December 31, 2006 from $154.1 million as of December 31, 2005; and residential real estate mortgages, increasing $47.6 million or 21.7% to $267.2 million as of December 31, 2006 from $219.6 million as of December 31, 2005. The majority of the increase in construction real estate loans was due to the acquisition of Royal Palm, and to loans generated by Heartland, which benefited from a strong economy in the Kansas City area. The increase in commercial and residential mortgages was primarily attributable to the acquisition of Royal Palm.

The loan portfolio includes a concentration of loans for commercial real estate amounting to approximately $511.7 million, $416.3 million, and $293.2 million as of December 31, 2007, 2006 and 2005, respectively. The commercial real estate loans are included in the real estate – farmland, real estate – construction and real estate – commercial amounts on the following table. The commercial real estate loans as of December 31, 2007, 2006 and 2005 include approximately $57.0 million, $80.0 million, and $78.3 million, respectively in loans that are collateralized by commercial real estate in the Quincy, Illinois geographic market. The Company does not have a dependence on a single customer or group of related borrowers. Generally, these loans are collateralized by assets of the borrowers. The loans are expected to be repaid from cash flows or from proceeds from the sale of selected assets of the borrowers. Credit losses arising from lending transactions for commercial real estate entities are comparable with the Company's credit loss experience on its loan portfolio as a whole.

The Company's executive officers and directors and their associates have been and, the Company anticipates will continue to be, customers of the Company's subsidiary banks in the ordinary course of business, which has included maintaining deposit accounts and trust and other fiduciary accounts and obtaining loans. Specifically, the Company's banks, principally MTSB, have granted various types of loans to the Company's executive officers and directors and entities controlled by them. As of December 31, 2007, the loans (a) were consistent with similar practices in the banking industry generally, (b) were made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with the banks' other customers, and (c) did not involve more than the normal risk of collectibility or present other unfavorable features.

The following table summarizes the loan portfolio by type of loan as of the dates indicated:

	December 31,									
	2007		2006		2005		2004		2003	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Commercial and financial	$173,817	14.43%	$167,687	16.24%	$180,906	21.00%	$179,380	23.23%	$154,405	24.02%
Agricultural	64,399	5.34%	57,393	5.55%	59,325	6.89%	54,181	7.02%	50,507	7.86%
Real estate – farmland	91,488	7.59%	72,999	7.06%	66,172	7.68%	64,891	8.40%	60,735	9.45%
Real estate – construction	215,850	17.91%	152,553	14.76%	66,812	7.76%	28,105	3.64%	18,861	2.94%
Real estate – commercial	204,338	16.96%	190,724	18.46%	154,132	17.90%	153,766	19.92%	113,861	17.72%
Real estate – residential (1)	323,936	26.89%	267,237	25.86%	219,644	25.50%	197,582	25.59%	156,659	24.38%
Installment loans to individuals	131,061	10.88%	124,723	12.07%	114,292	13.27%	94,184	12.20%	87,528	13.63%
Total loans (1)	1,204,889	100.00%	1,033,316	100.00%	861,283	100.00%	772,089	100.00%	642,556	100.00%
Allowance for loan loss	12,794		10,613		8,082		7,115		5,830	
Total loans, including loans held for sale, net of allowance for loan loss	$1,192,095		$1,022,703		$853,201		$764,974		$636,726	

(1) Includes loans held for sale

The following table sets forth remaining maturities of selected loans (excluding real estate-farmland, real estate – commercial, real estate-mortgage loans and installment loans to individuals) at December 31, 2007:

	1 Year or Less	1 to 5 Years	Over 5 Years	Total
	(dollars in thousands)			
Commercial, financial, and agricultural	$ 143,988	$ 63,817	$ 30,411	$ 238,216
Real estate – construction	215,850	—	—	215,850
Total	$ 359,838	$ 63,817	$ 30,411	$ 454,066
Interest rate sensitivity of selected loans				
Fixed rate	$ 171,531	$ 46,278	$ 10,152	$ 227,961
Adjustable rate	188,307	17,539	20,259	226,105
Total	$ 359,838	$ 63,817	$ 30,411	$ 454,066

Allowance for Loan Losses

In originating loans, the Company recognizes that loan losses will be experienced and the risk of loss will vary with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the quality of the collateral for such loan. Management has established an allowance for loan losses, which it believes is adequate to cover probable losses inherent in the loan portfolio. Loans are charged off against the allowance for loan losses when the loans are deemed to be uncollectible. Although the Company believes the allowance for loan losses is adequate to cover probable losses inherent in the loan portfolio, the amount of the allowance is based upon the judgment of management, and future adjustments may be necessary if economic or other conditions differ from the assumptions used by management in making the determinations.

Based on an evaluation of the loan portfolio, management presents a quarterly review of the allowance for loan losses to the board of directors, indicating any change in the allowance since the last review and any recommendations as to adjustments in the allowance. In making its evaluation, management considers the diversification by industry of the commercial loan portfolio, the effect of changes in the local real estate market on collateral values, the results of recent regulatory examinations, the effects on the loan portfolio of current economic indicators and their probable impact on borrowers, the amount of charge-offs for the period, the amount of nonperforming loans and related collateral security, and the present level of the allowance for loan losses.

A model is utilized to determine the specific and general portions of the allowance for loan losses. Through the loan review process, management assigns one of six loan grades to each loan, according to payment history, collateral values and financial condition of the borrower. The loan grades aid management in monitoring the overall quality of the loan portfolio. Specific reserves are allocated for loans in which management has determined that deterioration has occurred. In addition, a general allocation is made for each loan category in an amount determined based on general economic conditions, historical loan loss experience, and amount of past due loans. Management maintains the allowance based on the amounts determined using the procedures set forth above.

Loans internally categorized as "watch" list loans, which are the same as potential problem loans noted later, show warning elements where the present status portrays one or more deficiencies that require attention in the short-term or where pertinent ratios of the loan account have weakened to a point where more frequent monitoring is warranted. These loans do not have all of the characteristics of a classified loan (substandard or doubtful) but do show weakened elements as compared with those of a satisfactory credit. These loans are reviewed to assist in assessing the adequacy of the allowance for loan losses. As of December 31, 2007, 2006 and 2005, watch list loans totaled $56.7 million, $27.1 million, and $17.2 million, respectively.

Loans internally classified as "substandard" or in the more severe categories of "doubtful" or "loss" are those loans that at a minimum have clear and defined weaknesses such as a highly-leveraged position, unfavorable financial ratios, uncertain repayment sources or poor financial condition which may jeopardize recoverability of the debt. As of December 31, 2007, loans of $29.6 million, or 2.5% of total loans were classified as substandard, whereas no loans were classified as doubtful. As of December 31, 2006, loans of $11.8 million were classified as substandard and $247 thousand were classified as doubtful, or 1.1% and .02%, respectively, of total loans. As of December 31, 2005, loans of $10.5 million were classified as substandard and $211 thousand were classified as doubtful, or 1.2% and .02%, respectively, of total loans. As of December 31, 2007, 2006 and 2005, there were no loans classified as loss.

The allowance for loan losses increased $2.2 million to $12.8 million as of December 31, 2007 from $10.6 million as of December 31, 2006. The increase for 2007 included HNB's allowance for loan losses of $1.1 million at date of acquisition in September 2007. Provision for loan losses was $3.0 million and net charge-offs were $1.9 million for year ended December 31, 2007. The allowance for loan losses as a percent of total loans increased to 1.06% as of December 31, 2007 from 1.03% as of December 31, 2006. As a percent of nonperforming loans, the allowance for loan losses decreased to 55.62% as of December 31, 2007 from 165.98% as of December 31, 2006.

The allowance for loan losses increased $2.5 million to $10.6 million as of December 31, 2006 from $8.1 million as of December 31, 2005. Provision for loan losses was $3.9 million and net charge-offs were $3.1 million for year ended December 31, 2006. The allowance for loan losses as a percent of total loans increased to 1.03% as of December 31, 2006 from .94% as of December 31, 2005. As a percent of nonperforming loans, the allowance for loan losses increased to 165.98% as of December 31, 2006 from 162.29% as of December 31, 2005.

The fluctuation in the allowance for loan losses for the years ended December 31, 2007, 2006, and 2005 were the result of management's estimates of the amounts necessary to provide an adequate reserve against possible future charge-offs. The provision for loan losses represents the amount charged against earnings for each period that management determines based on growth and credit quality of the loan portfolio, and the volume of net charge-offs during the period. For the year ended December 31, 2007, the increase in the allowance for loan losses was due to growth of the loan portfolio, including the acquisition of HNB Financial, offset by a decrease in net charge-offs, and by a purchase accounting adjustment reducing the amount of a purchased impaired loan set aside in the allowance account for that particular loan at HNB. For the years ended December 31, 2006 and 2005, the increases in the allowance for loan losses were due to growth of the loan portfolio, including the acquisition of Royal Palm in November 2006, plus an increase in net charge-offs in 2006. The ratio of allowance for loan losses to loans has gradually increased over that time frame from .94% to 1.06% percent.

The following table shows activity affecting the allowance for loan losses:

	Year Ended December 31,				
	2007	**2006**	**2005**	**2004**	**2003**
	(dollars in thousands)				
Average loans outstanding during year	$ 1,085,606	$ 907,671	$ 806,955	$ 728,388	$ 629,067
Allowance for loan losses:					
Balance at beginning of year	10,613	$ 8,082	$ 7,115	$ 5,830	$ 4,941
Loans charged-off:					
Commercial and financial	493	1,833	429	275	706
Agricultural	75	85	54	101	159
Real estate – farmland	—	—	80	—	16
Real estate – construction	284	—	—	—	—
Real estate – commercial	18	139	50	—	—
Real estate – residential	399	139	172	169	300
Installment loans to individuals	906	1,129	956	790	879
Total charge-offs	2,175	3,325	1,741	1,335	2,060
Recoveries:					
Commercial and financial	55	47	112	129	290
Agricultural	15	20	26	13	10
Real estate – farmland	—	—	—	34	17
Real estate – construction	2	1	2	5	—
Real estate – commercial	1	1	36	7	1
Real estate – residential	38	12	24	63	12
Installment loans to individuals	150	136	140	147	132
Total recoveries	261	217	340	398	462
Net charge-offs	1,914	3,108	1,401	937	1,598
Provision for loan losses	2,969	3,914	2,368	1,746	2,487
Purchased allowance	1,126	1,725	—	476	—
Balance at end of year	$ 12,794	$ 10,613	$ 8,082	$ 7,115	$ 5,830
Allowance for loan losses as a percent of total loans outstanding at year end (1)	1.06%	1.03%	0.94%	0.92%	0.91%
Allowance for loan losses as a percent of total nonperforming loans	55.62%	165.98%	162.29%	157.87%	111.84%
Ratio of net charge-offs to average total loans	.18%	0.34%	0.17%	0.13%	0.25%

(1) Includes loans held for sale

The following table sets forth the allowance for loan losses by loan categories as of December 31 for each of the years indicated:

	2007		2006		2005		2004		2003	
	Amount	% of Loans to Total Loans*	Amount	% of Loans to Total Loans*	Amount	% of Loans to Total Loans*	Amount	% of Loans to Total Loans*	Amount	% of Loans to Total Loans*
Commercial and financial	$2,848,584	22.26%	$2,767,535	26.07%	$2,721,029	33.67%	$2,651,722	37.27%	$2,146,373	36.82%
Agricultural	149,926	1.17%	164,176	1.55%	161,417	2.00%	157,306	2.21%	127,327	2.18%
Real estate – farmland	795,329	6.22%	649,073	6.12%	673,040	8.33%	559,708	7.87%	107,272	1.84%
Real estate – construction	2,413,365	18.86%	1,910,323	18.00%	460,234	5.69%	282,651	3.97%	241,362	4.14%
Real estate – commercial	3,937,425	30.78%	2,182,023	20.56%	1,517,846	18.78%	1,420,770	19.97%	1,516,558	26.01%
Real estate – residential	1,312,475	10.26%	1,174,936	11.07%	817,301	10.11%	765,030	10.75%	816,608	14.01%
Installment loans – consumer	1,146,659	8.96%	1,306,972	12.31%	1,335,151	16.52%	1,084,141	15.24%	874,500	15.00%
Unallocated	190,237	1.49%	457,962	4.32%	395,982	4.90%	193,672	2.72%	—	0.00%
Total	$12,794,000	100.00%	$10,613,000	100.00%	$8,082,000	100.00%	$7,115,000	100.00%	$5,830,000	100.00%
*Total loans	1,204,889,000		1,033,316,000		857,648,000		768,722,000		637,937,000	

Non-Performing Assets

It is management's policy to place loans on non-accrual status when interest or principal is 90 days or more past due. Such loans may continue on accrual status only if they are both well-secured and in the process of collection.

The following table sets forth information concerning non-performing assets at December 31 for each of the years indicated:

	At December 31,				
	2007	2006	2005	2004	2003
	(dollars in thousands)				
Non-accrual loans (1)					
Commercial and financial	$ 581	$ 429	$ 1,504	$ 1,471	$ 1,173
Agricultural	308	473	223	6	886
Real estate – farmland	296	12	105	357	593
Real estate – construction	6,716	1,147	—	66	—
Real estate – commercial	3,152	2,083	417	208	104
Real estate – residential	8,571	1,040	839	596	740
Installment loans to individuals	195	213	544	353	433
Total non-accrual loans (1)	19,819	5,397	3,632	3,057	3,929
Loans 90 days past due and still accruing	3,184	993	1,342	1,009	1,274
Restructured loans	—	4	6	441	10
Total nonperforming loans	23,003	6,394	4,980	4,507	5,213
Repossessed assets	3,273	361	494	577	795
Other assets acquired in satisfaction of debts previously contracted	—	—	—	—	—
Total nonperforming other assets	3,273	361	494	577	795
Total nonperforming loans and nonperforming other assets	$ 26,276	$ 6,755	$ 5,474	$ 5,084	$ 6,008
Nonperforming loans to loans, before allowance for loan losses	1.91%	0.62%	0.58%	0.58%	0.81%
Nonperforming loans and nonperforming other assets to loans, before allowance for loan losses	2.18%	0.65%	0.64%	0.66%	0.94%

(1) Interest income that would have been recorded in 2007 related to nonaccrual loans was $514 thousand, none of which is included in interest income or net income for 2007.

Total non-performing loans increased to $23.0 million as of December 31, 2007 from $6.4 million as of December 31, 2006, while total non-performing loans and non-performing other assets increased to $26.3 million as of December 31, 2007 from $6.8 million as of December 31, 2006. These increases were primarily a result of several borrowers with commercial and construction real estate loans at MTSB, Mid-America, and Royal Palm experiencing cash flow problems, causing those loans to exceed 90 days past due and to be placed on nonaccrual status. The December 2007 acquisition of HNB also added $2.1 million in non-accrual loans. The Company is closely monitoring these loans and has factored the non-performing status of the loans into its determination of the adequacy of the allowance for loan losses. The ratio of non-performing loans to total loans increased to 1.91% as of December 31, 2007, from .62% as of December 31, 2006. The ratio of non-performing loans and non-performing other assets to total loans increased to 2.18% as of December 31, 2007 from .65% as of December 31, 2006.

Total non-performing loans increased to $6.4 million as of December 31, 2006 from $5 million as of December 31, 2005, while total non-performing loans and non-performing other assets increased to $6.8 million as of December 31, 2006 from $5.5 million as of December 31, 2005. These increases were due in part to growth of the loan portfolio during 2006, and also due to the November 2006 acquisition of Royal Palm, which at December 31, 2006 had $2.7 million in non-accrual loans. The ratio of non-performing loans to total loans, before allowance for loan losses, increased to .62% as of December 2006 from .58% as of December 31, 2005. The ratio of non-performing loans and non-performing other assets to total loans, before allowance for loan losses, increased to .65% as of December 31, 2006 from .64% as of December 31, 2005.

A loan is considered to be impaired when, based on current information and events, it is probable the Company will not be able to collect all amounts due. The accrual of interest income on impaired loans is discontinued when there is reasonable doubt as to the borrower's ability to meet contractual payments of interest or principal. Impaired loans are defined as all loans classified as "substandard", "doubtful" or "loss" by the Company. All non-performing loans were included in impaired loans as of December 31, 2007, 2006 and 2005. Impaired loans increased 144.6% to $29.6 million as of December 31, 2007 compared to $12.1 million as of December 31, 2006, primarily due to loan growth, as well as deteriorating credit quality in certain commercial and commercial real estate borrowers at Mid-America and Royal Palm. Impaired loans increased 10.2% to $12.1 million as of December 31, 2006 compared to $11.0 million as of December 31, 2005, primarily due to the November 2006 acquisition of Royal Palm and deteriorating credit quality in several commercial real estate borrowers at Farmers. The amount of impairment for impaired loans is measured on a loan-by-loan basis to determine exposure, if any, to be included in the allowance for loan losses. The amount of the impairment, if any, included in the allowance for loan losses is calculated either by the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent. The Company believes that it has adequately reserved for any potential loss on impaired loans. Interest income of $2.2 million, $868 thousand, and $944 thousand was recognized on impaired loans on an accrual basis in 2007, 2006, and 2005, respectively, while interest income of $2.3 million, $784 thousand, and $963 thousand was recognized on a cash basis for 2007, 2006 and 2005, respectively.

Potential Problem Loans

Potential problem loans, which are also referred to as watch list loans, are those loans which are not categorized as impaired, non-accrual, past due or restructured, but where current information indicates that the borrower may not be able to comply with present loan repayment terms. Further deterioration of the borrower's financial condition or the economy in general could cause such a loan to develop into a nonperforming loan. Identification as a potential problem loan is management's first level of warning, and provides for increased scrutiny and frequency of reviews by internal loan review personnel. While most non-performing loans were previously classified as potential problem loans, management believes that the increased attention devoted to these borrowers will allow for most to continue performing according to the original terms of the loans. Management assesses the potential for loss on such loans as it would with other problem loans. Management feels that these loans are substantially collateralized and has considered the effect of any potential loss in determining its allowance for possible loan losses. Potential problem loans totaled $56.7 million, $27.1 million, and $17.2 million at December 31, 2007, 2006 and 2005, respectively. The increase in potential problem loans in 2007 was due to the November 2006 acquisition of Royal Palm, management's aggressive monitoring of the portfolio at MTSB, Farmers, and Mid-America, where deteriorating credit quality of several commercial borrowers caused an increase in impaired loans, and at Royal Palm, in light of the potential for further softening of the real estate market in southwest Florida. There are no other credits identified about which management is aware of any information which causes management to have serious doubts as to the ability of such borrower(s) to comply with the loan repayment terms.

Other Interest-Bearing Assets

There are no other interest-bearing assets that are categorized as impaired.

Other Assets

There were no equity method investments in common stock as of December 31, 2007, compared to $4.1 million as of December 31, 2006, due to the September 2007 sale of the Company's interest in New Frontier, in which the Company recognized a gain of $1.2 million, as well as adjustments to the carrying amounts to reflect the Company's share of the respective income of the equity method investment and amortization of the core deposit intangibles related to the investment. As of December 31, 2007 there were no core deposit intangibles relating to the equity method investments in common stock, compared to $586 thousand as of December 31, 2006.

Cost method investments in common stock increased $2.9 million to $6.1 million as of December 31, 2007 as compared to $3.2 million as of December 31, 2006, due to the Mid-America's 2007 purchases of 36,000 additional shares of the outstanding common stock of Premier Bancshares, Inc., located in Jefferson City, Missouri; the Company's 2007 purchases of 105,030 shares of the outstanding common stock of Solera National Bancorp, Inc., located in Lakewood, Colorado; and 116,671 shares of Brookhaven Bank, located in Atlanta, Georgia.

Cash surrender value of life insurance increased $6.1 million or 33.6% to $24.2 million as of December 31, 2007 compared to $18.1 million as of December 31, 2006, due to the September 2007 acquisition of HNB Financial, which had $3.3 million in cash surrender value of life insurance as of December 31, 2007, as well as earnings generated by the underlying policies on the lives of certain officers or former officers of the Company.

Premises and equipment increased $16.3 million or 63.5% to $42.0 million as of December 31, 2007 compared to $25.7 million as of December 31, 2006. This increase was primarily due to the September 2007 acquisition of HNB Financial, which had $6.7 million in premises and equipment as of December 31, 2007, as well as the majority of the construction of a new banking center for MTSB in Quincy, Illinois, of which $9.3 million was expended during 2007. These increases were partially offset by depreciation expense on existing facilities.

Goodwill increased $11.8 million to $43.9 million as of December 31, 2007 compared to $32.1 million as of December 31, 2006. This increase was attributable to the goodwill purchased in the September 2007 acquisition of HNB Financial.

Other assets increased $1.2 million to $7.9 million as of December 31, 2007 from $6.7 million as of December 31, 2006. This increase was partially due to the September 2007 acquisition of HNB Financial, which had $349 thousand in other assets as of December 31, 2007. Approximately $1.0 million was due to increased payments of prepaid interest to auto dealerships through which the Company makes indirect installment loans.

Deposits

The Company's lending and investing activities are funded primarily by deposits. A variety of deposit accounts is available, with a wide range of interest rates, terms and product features. Deposits consist of noninterest-bearing demand, interest-bearing demand, savings, money market and time accounts. The Company relies primarily on competitive pricing policies and customer service to attract and retain these deposits.

Average total deposits (both interest-bearing and demand) increased $250.7 million or 22.9% as of December 31, 2007 to $1.2 billion from $997.7 million as of December 31, 2006. As a percentage of average total deposits, there were increases in savings deposits, and money market deposits, and decreases in noninterest-bearing demand deposits, interest-bearing demand deposits and time and brokered time deposits. Average savings deposits increased to 6.2% for 2007 from 5.5% for 2006, and average money market deposits increased to 16.1% for 2007 from 12.5% for 2006. Average noninterest-bearing demand deposits decreased to 9.4% for 2007 from 9.2% for 2006, interest-bearing demand deposits decreased to 8.7% for 2007 from 10.2% for 2006 and average time and brokered time deposits decreased to 58.4% for 2007 from 61.2% for 2006. Approximately $111.4 million was attributable to the November 2006 acquisition of Royal Palm, and approximately $43.2 million was attributable to the September 2007 acquisition of HNB Financial. The remainder of the increase was due to moderate growth at the Company's other subsidiary banks.

To attract both new deposit customers as well as new balances from existing customers, management continually researches its local markets to identify customer banking needs in order to develop new and re-designed products to meet those needs. Marketing campaigns are created to promote products from all categories of deposits and include new features on demand deposit accounts as well as revised rates and terms on interest-bearing accounts. The primary objective of these promotions is to provide funding for loan growth, reduce overall funding costs through growth of lower-priced savings and money market accounts (relative to time deposits) and generate a larger customer base from which to cross-sell other banking services. Management believes that the Company will continue to attract new customers and new deposit balances in the future by monitoring its customer needs to determine what products and services are required to stay competitive.

	December 31,								
	2007			2006			2005		
	Average Balance	% Total	Average Rate	Average Balance	% Total	Average Rate	Average Balance	% Total	Average Rate
	(dollars in thousands)								
Non-interest bearing demand deposits	$ 112,091	9.4%	0.00%	$ 101,302	10.2%	0.00%	$ 93,450	10.3%	0.00%
Interest bearing demand deposit	116,908	9.8%	1.62%	107,126	10.7%	1.40%	110,763	12.3%	0.96%
Savings/Money market	266,287	22.3%	3.47%	179,056	17.9%	2.82%	154,599	17.1%	1.59%
Time deposits	696,542	58.5%	4.83%	610,202	61.2%	4.35%	544,096	60.3%	3.25%
Total	$1,191,828	100.00%	4.15%	$ 997,686	100.0%	3.69%	$ 902,908	100.0%	2.62%

	December 31,			
	2007	2006	2005	2004
	(dollars in thousands)			
High month-end balance of total deposits	$ 1,319,459	$ 1,166,814	$ 944,672	$ 875,344
Low month-end balance of total deposits	1,120,863	973,258	869,226	752,187

Time and brokered time deposits and other deposits of $100,000 and over at December 31, 2007 had the following maturities:

	December 31, 2007
	(dollars in thousands)
Under 3 months	$ 2,184
3 months to 6 months	35,159
6 months to 12 months	80,013
Over 12 months	125,995
	$ 243,351

While a majority of the time and brokered time deposits in amounts of $100,000 or more will mature within 12 months, management expects that a significant portion of these deposits will be renewed. Historically, large time deposits have been stable and management is confident it can offer interest rates at the time of renewal that are competitive with other financial institutions.

Short-term Borrowings

The following table sets forth the distribution of short-term borrowings and weighted average interest rates thereon at the end of each of the last three years. Federal funds purchased and securities sold under agreements to repurchase generally represent overnight borrowing transactions. Other short-term borrowings consist of various demand notes and notes with maturities of less than one year.

	Federal fund purchased and securities sold under agreements to repurchase	Other short-term borrowings	Short-term Federal Home Loan Bank borrowings
	(dollars in thousands)		
2007			
Balance, December 31, 2007	$ 29,936	$ 2,763	$ 12,890
Weighted average interest rate at end of year	4.48%	4.00%	4.43%
Maximum amount outstanding at any month end	$ 29,936	$ 4,006	$ 34,581
Average daily balance	$ 25,093	$ 1,162	$ 23,291
Weighted average interest rate during year (1)	4.24%	4.80%	3.54%
2006			
Balance, December 31, 2006	$ 24,553	$ 1,785	$ —
Weighted average interest rate at end of year	4.82%	5.04%	0.00%
Maximum amount outstanding at any month end	$ 24,553	$ 2,513	$ 34,060
Average daily balance	$ 22,481	$ 995	$ 9,418
Weighted average interest rate during year (1)	3.71%	6.00%	5.27%
2005			
Balance, December 31, 2005	$ 15,315	$ 1,122	$ 16,150
Weighted average interest rate at end of year	3.53%	4.00%	4.30%
Maximum amount outstanding at any month end	$ 26,161	$ 2,127	$ 16,150
Average daily balance	$ 15,598	$ 976	$ 2,582
Weighted average interest rate during year (1)	1.43%	3.01%	4.08%

(1) The weighted average interest rate is computed by dividing total interest for the year by the average daily balance outstanding.

Other Liabilities

Other liabilities increased $440 thousand to $7.0 million as of December 31, 2007 from $6.5 million as of December 31, 2006. This increase was partially due to the September 2007 acquisition of HNB Financial, which had $815 thousand in other liabilities as of December 31, 2007, in addition to increases in various accrued expense accounts during 2007. These increases were offset by $580 thousand attributable to the liability of Marine Bank in 2006 to the former minority shareholders of Security State Bank of Hamilton, in connection with the November 2006 merger of Hamilton into Marine Bank, which was paid out in 2007.

Liquidity

Liquidity management is the process by which the Company ensures that adequate liquid funds are available to meet the present and future cash flow obligations arising in the daily operations of the business. These financial obligations consist of needs for funds to meet commitments to borrowers for extensions of credit, funding capital expenditures, withdrawals by customers, maintaining deposit reserve requirements, servicing debt, paying dividends to shareholders, and paying operating expenses.

The Company's most liquid assets are cash and due from banks, interest-bearing demand deposits, and federal funds sold. The balances of these assets are dependent on the Company's operating, investing, lending, and financing activities during any given period.

Average liquid assets are summarized in the table below:

	Years Ended December 31,		
	2007	2006	2005
	(dollars in thousands)		
Cash and due from banks	$ 26,511	$ 25,153	$ 23,387
Interest-bearing demand deposits	16,887	21,703	11,796
Federal funds sold	23,157	11,117	4,461
Total	$ 66,555	$ 57,973	$ 39,644
Percent of average total assets	4.52%	4.79%	3.68%

Liquid assets as of the dates noted are summarized in the table below:

	December 31,		
	2007	2006	2005
	(dollars in thousands)		
Cash and due from banks	$ 38,172	$ 28,854	$ 27,761
Interest-bearing demand deposits	18,259	29,188	14,548
Federal funds sold	19,628	41,105	1,845
Total	$ 76,059	$ 99,147	$ 44,154
Percent of total assets	4.64%	6.96%	3.88%

The Company's primary sources of funds consist of deposits, investment maturities and sales, loan principal repayment, sales of loans, and capital funds. Additional liquidity is provided by bank lines of credit and term debt, repurchase agreements, issuance of trust preferred securities and the ability to borrow from the Federal Reserve Bank and Federal Home Loan Bank. The Company has a variable rate revolving line of credit with US Bank National Association in the amount of $8 million, with a zero balance at December 31, 2007, and which has been renewed until June 30, 2008. The line of credit has been used for subsidiary acquisitions, purchases of minority interests in other banking institutions and general operating purposes.

The Company uses Federal Home Loan Bank advances primarily for funding loans at each of the Company's subsidiary banks as a lower-cost alternative to certain categories of time deposits and to fit various time intervals within the Company's overall rate-sensitivity position. At December 31, 2007 and 2006, the Company had $57.5 million and $44.8 million, respectively, of Federal Home Loan Bank advances which are secured by U.S. Government agency and mortgage-backed securities, residential real estate mortgage loans and all stock in the Federal Home Loan Bank owned by the Company. Interest rates on these advances at December 31, 2007 vary from 4.18% to 5.37%. Maturities begin in 2008 and continue through 2016. Of the total FHLB advances outstanding as of December 31, 2007, $49.5 million is callable beginning in 2007.

If a substantial portion of the FHLB advances were called, it would have an adverse effect on liquidity. However, the Company has the ability to replace those borrowings with new advances, at the prevailing interest rates and terms established by the FHLB. Other options would include additional federal funds borrowings, additional utilization of brokered time deposits, seasonal lines of credit at the Federal Reserve Bank and pledging unencumbered investment securities as collateral for FHLB borrowings. Based on the Company's internal policy limits, these other options provide an additional borrowing capacity of approximately $464 million as of December 31, 2007.

In August 2005, the Company issued $10.3 million of junior subordinated debentures to Mercantile Bancorp Capital Trust I ("Trust I"). Trust I was formed for the sole purpose of issuing its own non-voting cumulative preferred securities to one or more investors. The Company owns all of the voting securities of Trust I. Trust I issued $10 million of its cumulative preferred securities through a private placement offering on August 25, 2005 and invested the proceeds of its issuance in the Company's junior subordinated debentures. Consistent with the FRB's capital adequacy guidelines, the proceeds of Trust I's sale of its preferred securities will qualify as Tier I capital of the Company. The junior subordinated debentures have a fixed interest rate for approximately 10 years of 6.10%, which was the rate on December 31, 2006. Commencing November 25, 2015, the rate is equal to 3 month LIBOR plus 144 basis points. The junior subordinated debentures mature on August 25, 2035 and are callable, at the option of the Company, at par on or after November 23, 2010. Trust I's sole asset is the Company's junior subordinated debt. The Company's obligations with respect to the issuance of the preferred securities constitute a full and unconditional guarantee of the Trust I's obligations with respect to the preferred securities. Interest on the junior subordinated debentures and distributions on the preferred securities are payable quarterly in arrears. Distributions on the preferred securities are cumulative. The Company has the right, at any time, so long as no event of default has occurred and is continuing, to defer payments of interest on the junior subordinated debentures, which will require deferral of distribution of the preferred securities, for a period not exceeding 20 consecutive quarterly periods, provided that such deferral may not extend beyond the stated maturity of the junior subordinated debentures. The preferred securities are subject to mandatory redemption, in whole or in part, upon repayment of the junior subordinated debentures at maturity or their earlier redemption.

In July 2006, the Company issued $20.6 million of junior subordinated debentures to Mercantile Bancorp Capital Trust II ("Trust II"). Trust II was formed for the sole purpose of issuing its own non-voting cumulative preferred securities to one or more investors. The Company owns all of the voting securities of Trust II. Trust II issued $20 million of its cumulative preferred securities through a private placement offering on July 13, 2006 and invested the proceeds of its issuance in the Company's junior subordinated debentures. Consistent with the FRB's capital adequacy guidelines, the proceeds of Trust II's sale of its preferred securities will qualify as Tier I capital of the Company. The junior subordinated debentures have a variable interest rate of LIBOR plus 1.65%, which was 7.02% on December 31, 2006. The rate resets quarterly. The junior subordinated debentures mature on July 13, 2036 and are callable, at the option of the Company, at par on or after July 13, 2011. Trust II's sole asset is the Company's junior subordinated debt. The Company's obligations with respect to the issuance of the preferred securities constitute a full and unconditional guarantee of Trust II's obligations with respect to the preferred securities. Interest on the junior subordinated debentures and distributions on the preferred securities are payable quarterly in arrears. Distributions on the preferred securities are cumulative. The Company has the right, at any time, so long as no event of default has occurred and is continuing, to defer payments of interest on the junior subordinated debentures, which will require deferral of distribution of the preferred securities, for a period not exceeding 20 consecutive quarterly periods, provided that such deferral may not extend beyond the stated maturity of the junior subordinated debentures. The preferred securities are subject to mandatory redemption, in whole or in part, upon repayment of the junior subordinated debentures at maturity or their earlier redemption. The Company used the proceeds of the junior subordinated debentures as partial financing for the acquisition of Royal Palm.

In July 2006, the Company issued $10.3 million of junior subordinated debentures to Mercantile Bancorp Capital Trust III ("Trust III"). Trust III was formed for the sole purpose of issuing its own non-voting cumulative preferred securities to one or more investors. The Company owns all of the voting securities of Trust III. Trust III issued $10 million of its cumulative preferred securities through a private placement offering on July 13, 2006 and invested the proceeds of its issuance in the Company's junior subordinated debentures. Consistent with the FRB's capital adequacy guidelines, the proceeds of Trust III's sale of its preferred securities will qualify as Tier I capital of the Company. The junior subordinated debentures have a fixed interest rate for approximately 5 years of 7.17%, which was the rate on December 31, 2006. Commencing September 13, 2011, the rate is equal to 3 month LIBOR plus 153 basis points. The junior subordinated debentures mature on July 13, 2036 and are callable, at the option of the Company, at par on or after July 13, 2011. Trust III's sole asset is the Company's junior subordinated debt. The Company's obligations with respect to the issuance of the preferred securities constitute a full and unconditional guarantee of the Trust III's obligations with respect to the preferred securities. Interest on the junior subordinated debentures and distributions on the preferred securities are payable quarterly in arrears. Distributions on the preferred securities are cumulative. The Company has the right, at any time, so long as no event of default has occurred and is continuing, to defer payments of interest on the junior subordinated debentures, which will require deferral of distribution of the preferred securities, for a period not exceeding 20 consecutive quarterly periods, provided that such deferral may not extend beyond the stated maturity of the junior subordinated debentures. The preferred securities are subject to mandatory redemption, in whole or in part, upon repayment of the junior subordinated debentures at maturity or their earlier redemption. The Company used the proceeds of the junior subordinated debentures as partial financing for the acquisition of Royal Palm.

In November 2006, the Company executed a loan agreement with US Bank, N.A. in the amount of $15 million, to be used as partial financing for the acquisition of Royal Palm. Principal is payable in three installments of $375 thousand each, due on December 31, 2008, March 30, 2009 and June 30, 2009, with the remaining balance due on November 10, 2009. Interest was initially payable monthly at a floating rate equal to 1-month LIBOR plus 1.30%, but the agreement was amended in March 2007 to fix the rate at 6.09%, payable quarterly until maturity.

In August 2007, the Company issued $20.6 million of junior subordinated debentures to Mercantile Bancorp Capital Trust IV ("Trust IV"). Trust IV was formed for the sole purpose of issuing its own non-voting cumulative preferred securities to one or more investors. The Company owns all of the voting securities of Trust IV. Trust IV issued $20 million of its cumulative preferred securities through a private placement offering on August 30, 2007 and invested the proceeds of its issuance in the Company's junior subordinated debentures. Consistent with the FRB's capital adequacy guidelines, the proceeds of Trust IV's sale of its preferred securities will qualify as Tier I capital of the Company. The junior subordinated debentures have a fixed interest rate of 6.84% until October 2017 then LIBOR plus 1.58%. This rate will reset quarterly. The junior subordinated debentures mature on October 31, 2037 and are callable, at the option of the Company, at par on or after October 30, 2017. Trust IV's sole asset is the Company's junior subordinated debt. The Company's obligations with respect to the issuance of the preferred securities constitute a full and unconditional guarantee of Trust IV's obligations with respect to the preferred securities. Interest on the junior subordinated debentures and distributions on the preferred securities are payable quarterly in arrears. Distributions on the preferred securities are cumulative. The Company has the right, at any time, so long as no event of default has occurred and is continuing, to defer payments of interest on the junior subordinated debentures, which will require deferral of distribution of the preferred securities, for a period not exceeding 20 consecutive quarterly periods, provided that such deferral may not extend beyond the stated maturity of the junior subordinated debentures. The preferred securities are subject to mandatory redemption, in whole or in part, upon repayment of the junior subordinated debentures at maturity or their earlier redemption. The Company used the proceeds of the junior subordinated debentures as partial financing for the acquisition of HNB Financial.

In September 2007, the Company amended its loan agreement with U.S. Bank National Association ("US Bank"). Pursuant to the amendment, the Company entered into two additional term loans from US Bank, each in the principal amount of $5 million. One loan bears interest at a fixed rate of 6.13%, and cannot be repaid prior to maturity without US Bank's consent and without penalty. The other loan bears interest at a fixed rate of 6.27%, and may be repaid at any time without penalty. Each loan requires quarterly principal payments of $125,000 beginning in December 2009, with the balance due in full on August 31, 2010. The proceeds were used as part of the purchase price for the Company's acquisition of HNB Financial.

The Company has utilized derivative instruments to manage interest rate risk. During 2003, the Company entered into two interest rate swap agreements with a notional amount totaling $15 million. The interest rate swap agreements were used to hedge a pool of variable rate loans. These agreements matured in 2006.

As indicated in the table above, average liquid assets increased 8.6% to $66.6 million as of December 31, 2007 from 58.0 million in 2006, which increased 7.5% from $39.6 million in 2005. As a percent of average total assets, average liquid assets decreased to 4.52% in 2007 from 4.79% in 2006, which had increased from 3.68% in 2005. The increase in average liquid assets during 2007 was attributable to the September 2007 acquisition of HNB Financial, as well recognizing a full year of Royal Palm's average liquid assets.

An additional source of liquidity that can be managed for short-term and long-term needs is the Company's ability to securitize or package loans (primarily mortgage loans) for sale. The Company sold $48.1 million in mortgage loans during 2007, $38.8 million during 2006, and $32.5 million during 2005. As of December 31, 2007 and 2006 the Company carried $3.3 million and $1.7 million, respectively, in loans held for sale that management intends to sell during the next 12 months.

The Company also realized steady growth in loans held for investment during 2007 and 2006. This loan growth was funded primarily through deposit growth.

The objective of liquidity management by the Company is to ensure that funds will be available to meet demand in a timely and efficient manner. Based upon the level of investment securities that reprice within 30 days and 90 days, management currently believes that adequate liquidity exists to meet all projected cash flow obligations.

The Company achieves a satisfactory degree of liquidity through actively managing both assets and liabilities. Asset management guides the proportion of liquid assets to total assets, while liability management monitors future funding requirements and prices liabilities accordingly.

The Company's deposit base is stable, and has demonstrated consistent growth. While a majority of the time deposits in amounts of $100,000 or more will mature within 12 months, management expects that a significant portion of these deposits will be renewed. Historically, large time deposits have been stable and management is confident it can offer interest rates at the time of renewal that are competitive with other financial institutions. If a significant portion of the certificates of deposit were not renewed, it would have an adverse effect on liquidity. However, the Company has other available funding sources, including purchased funds from correspondent banks and Federal Home Loan Bank advances, to mitigate this risk.

As of December 31, 2007, the total amount of time and brokered time deposits scheduled to mature in the following 12 months was approximately $528 million. Long-term debt and related interest payments due in the following 12 months was approximately $31 million. Operating lease payments due in the next 12 months total approximately $373 thousand. The Company believes that it has adequate resources to fund all of its commitments and that it can adjust the rate on time and brokered time deposits to retain deposits in changed interest environments. If the Company requires funds beyond its internal funding capabilities, advances from the Federal Home Loan Bank are available as an additional source of funds.

The following table presents additional information about contractual obligations as of December 31, 2007, which by their terms have contractual maturity and termination dates subsequent to December 31, 2007:

	Next 12 Months	13-36 Months	37-60 Months	More than 60 Months	Totals
			(dollars in thousands)		
Contractual obligations:					
Certificates of deposit	$ 528,103	$ 187,894	$ 44,528	$ 4,650	$ 765,175
Long-term borrowing (1)	24,000	30,000	13,000	76,358	143,358
Interest payments on long-term borrowings	6,705	12,741	5,922	9,024	34,392
Minimum operating lease commitments	373	645	503	705	2,226
Totals	$ 559,181	$ 231,280	$ 63,953	$ 90,737	$ 945,151

(1) The long-term borrowings include: Federal Home Loan Bank advances totaling $57.5 million at fixed rates ranging from 4.18% to 5.37%; bank notes payable totaling $24.0 million at variable rates of interest ranging from 6.09% to 7.25% at December 31, 2007; junior subordinated debentures totaling $10.3 million at a fixed rate of 6.10% until November 2015; junior subordinated debentures totaling $10.3 million at a fixed rate of 7.17% until September 2011; junior subordinated debentures totaling $20.6 million at a variable rate of 6.88% at December 31,2007. ; and junior subordinated debentures totaling $20.6 million at a fixed rate of 6.84% until October 2017.

As of December 31, 2007, the Company had open-end lines of credit with approximately $281 million available to be drawn upon and approximately $16 million in unfunded letters of credit. The following table presents additional information about unfunded commitments as of December 31, 2007, which by their terms have contractual maturity dates subsequent to December 31, 2007:

	Next 12 Months	13-36 Months	37-60 Months	More than 60 Months	Totals
			(dollars in thousands)		
Unfunded commitments:					
Letters of credit	$ 13,211	$ 289	$ 25	$ 2,264	$ 15,789
Lines of credit	155,701	112,526	6,410	6,749	281,386
Totals	$ 168,912	$ 112,815	$ 6,435	$ 9,013	$ 297,175

Included in the total outstanding unused lines of credit of $281 million as of December 31, 2007 were commercial lines of $261 million and consumer lines of $20 million.

The Company's banking subsidiaries routinely enter into commitments to extend credit in the normal course of their business. At December 31, 2007, the Company had outstanding commitments to originate loans aggregating approximately $2.0 million. The commitments extended over varying periods of time with the majority being disbursed within a one-year period. Loan commitments at fixed rates of interest amounted to $860 thousand at December 31, 2007. The balance of commitments to extend credit represents future cash requirement and some of these commitments may expire without being drawn upon. The Company anticipates it will have sufficient funds available to meet its current loan commitments, including loan applications received and in process prior to the issuance of firm commitments.

The Company believes that it has adequate resources to fund all of its commitments.

Rate Sensitive Assets and Liabilities

Interest rate sensitivity is a measure of the volatility of the net interest margin as a consequence of changes in market rates. The rate-sensitivity chart shows the interval of time in which given volumes of rate-sensitive earning assets and rate-sensitive interest-bearing liabilities would be responsive to changes in market interest rates based on their contractual maturities or terms for repricing. It is, however, only a static, single-day depiction of the Company's rate sensitivity structure, which can be adjusted in response to changes in forecasted interest rates.

The following table sets forth the static rate-sensitivity analysis of the Company as of December 31, 2007:

	Rate Sensitive Within							
	1 year	1-2 years	2-3 years	3-4 years	4-5 years	Thereafter	Total	Fair Value
	(dollars in thousands)							
Interest bearing deposits	$ 18,259	$ —	$ —	$ —	$ —	$ —	$ 18,259	$ 18,259
Federal funds sold	19,628	—	—	—	—	—	19,628	19,628
Securities								
U.S. treasuries and agencies	11,509	1,363	2,012	1,223	1,168	450	17,725	17,725
Mortgage-backed securities	16,502	22,843	33,729	20,498	19,571	3,985	117,128	117,200
State and political subdivisions	7,976	7,105	10,488	6,374	6,085	20,959	58,987	59,021
Corporate bonds	—	—	—	—	—	10,500	10,500	10,500
Equity securities	—	—	—	—	—	11,917	11,917	11,917
Loans and loans held for sale	450,862	160,158	181,560	75,597	54,468	282,244	1,204,889	1,203,313
Total rate-sensitive assets	$ 524,736	$ 191,469	$ 227,789	$ 103,692	$ 81,292	$330,055	$1,459,033	$1,457,563
Interest bearing transaction deposits	$ 26,564	$ —	$ —	$ —	$ —	$ 99,575	$ 126,139	$ 126,139
Savings deposits	22,532	—	—	—	—	56,868	79,400	79,400
Money market deposits	214,855	—	—	—	—	—	214,855	214,855
Time and brokered time deposits	528,103	126,250	61,644	33,820	10,708	4,650	765,175	759,199
Short-term borrowings	45,589	—	—	—	—	—	45,589	45,589
Long-term debt and junior subordinated debentures	24,000	21,000	9,000	8,000	5,000	76,358	143,358	144,217
Total rate-sensitive liabilities	$ 861,643	$ 147,250	$ 70,644	$ 41,820	$ 15,708	$237,451	$1,374,516	$1,369,399
Rate sensitive assets – rate sensitive liabilities	$(376,907)	$ 44,219	$ 157,145	$ 61,872	$ 65,584	$ 92,604	$ 84,517	$ 88,164
Cumulative Gap	$(336,907)	$(292,688)	$(135,543)	$ (73,671)	$ (8,087)	$ 84,517		
Cumulative amounts as % of total rate-sensitive assets	(23.09)%	(20.06)%	(9.29)%	(5.05)%	(.55)%	5.79%		
Cumulative Ratio	.61	.71	.87	.93	.99	1.06		

The foregoing table shows a negative (liability-sensitive) rate-sensitivity gap for the 1-year repricing category, with a positive (asset-sensitive) gap for all other categories. The negative gap in the 1-year category results from having more liabilities subject to repricing during that particular time period than assets subject to repricing during the same time period. Beyond the 1-year category, the volume of assets subject to repricing exceeds the volume of liabilities subject to repricing, resulting in a positive gap. On a cumulative basis, which assumes that as assets and liabilities are repriced, they are either retained in the same category or replaced by instruments with similar characteristics, the gap is liability-sensitive in all categories except that beyond 4-5 years. The Company's cumulative liability-sensitive gap structure in the 1-year and 1-2 year categories (which are the time frames the Company devotes most of its attention to in its funds management function) will allow net interest margin to grow if interest rates decrease during the respective time frames as costs on interest-bearing liabilities would decline at a faster pace than the yields on interest-bearing liabilities.

The funds management policies of the Company require the subsidiary banks to monitor their rate-sensitivity positions so that net interest income over the next twelve months will not be reduced by more than 10% given a change in interest rates of up to 200 basis points (plus or minus). As of December 31, 2007, management feels that the banks and the Company, on a consolidated basis, are within those guidelines.

Capital Resources

Other than the issuance of common stock, the Company's primary source of capital is net income retained by the Company. During the year ended December 31, 2007, the Company earned $10.0 million and paid dividends of $2.1 million to stockholders resulting in retention of current earnings of $7.9 million. During the years ended December 31, 2006 and 2005, the Company earned $10.3 million and $9.5 million and paid dividends to stockholders of $1.9 million and $1.8 million resulting in a retention of current earnings of $8.4 million and $7.7 million, respectively.

The Federal Reserve Board uses capital adequacy guidelines in its examination and regulation of bank holding companies and their subsidiary banks. Risk-based capital ratios are established by allocating assets and certain off-balance sheet commitments into four risk-weighted categories. These balances are then multiplied by the factor appropriate for that risk-weighted category. The guidelines require bank holding companies and their subsidiary banks to maintain a total capital to total risk-weighted asset ratio of not less than 8.00%, of which at least one half must be Tier 1 capital, and a Tier 1 leverage ratio of not less than 4.00%. As of December 31, 2007, the Company had a total capital to total risk-weighted asset ratio of 10.5%, a Tier 1 capital to risk-weighted asset ratio of 7.9% and a Tier 1 leverage ratio of 6.7%. As of December 31, 2006, the Company had a total capital to total risk-weighted asset ratio of 10.9%, a Tier 1 capital to risk-weighted asset ratio of 9.7% and a Tier 1 leverage ratio of 8.1%. The decrease in the capital ratios from 2006 to 2007 was primarily due to the increase in assets associated with the September 2007 acquisition of HNB Financial. Despite the decreases, the Company exceeds the regulatory capital guidelines. Likewise, the individual ratios for each of the Company's bank subsidiaries also exceed the regulatory guidelines.

Without prior approval, the subsidiary banks are restricted as to the amount of dividends that they may declare to the balance of the retained earnings account, adjusted for defined bad debts. The banks' retained earnings available for dividends to the Company at December 31, 2007 and 2006 totaled $62.0 million and $51.7 million, respectively. As a practical matter, the subsidiary banks restrict dividends to a lesser amount because of the desire to maintain an adequate capital structure. Despite these restrictions, management feels that it has sufficient resources available to meet its capital and funding needs.

Regulatory Considerations

It is management's belief that there are no current recommendations by the regulatory authorities that, if implemented, would have a material effect on the Company's liquidity, capital resources, or operations.

Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) ratified Emerging Issues Task Force (EITF) No. 06-4, Postretirement Benefits Associated with Split-Dollar Life Insurance (EITF 06-4). EITF 06-4 requires deferred-compensation or postretirement benefit aspects of an endorsement-type split-dollar life insurance arrangement to be recognized as a liability by the employer. The liability for future benefits should be recognized based on the substantive agreement with the employee, which may be either to provide a future death benefit or to pay for the future cost of the life insurance. EITF 06-4 is effective for fiscal years beginning after December 15, 2007. The Company adopted EITF 06-4 as of January 1, 2008, through a cumulative effect adjustment as a liability and a decrease to retained earnings of $75,000. Effective January 1, 2008, an expense will be recorded as the remaining benefit is earned with a corresponding addition to the post retirement benefit obligation. The amount of the expense for 2008 is expected to be approximately $12,000 for the period from retirement to the estimated date of death for the participants, this liability is reversed into income.

In September 2006, the FASB issued SFAS No. 157 (FAS 157), Fair Value Measurements, which provides enhanced guidance for using fair value to measure assets and liabilities. FAS 157 establishes a common definition of fair value, provides a framework for measuring fair value under U.S. GAAP and expands disclosure requirements about fair value measurements. FAS 157 is effective for financial statements issued in fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company has evaluated the impact of the adoption of FAS 157 and determined there is not a material impact on its financial statement and disclosures.

In February 2007, the FASB issued SFAS No. 159 (FAS 159), The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115. FAS 159 allows companies to report selected financial assets and liabilities at fair value. The changes in fair value are recognized in earnings and the assets and liabilities measured under this methodology are required to be displayed separately in the balance sheet. The main intent of the Statement is to mitigate the difficulty in determining reported earnings caused by a "mixed-attribute model" (or reporting some assets at fair value and others using a different valuation attribute such as amortized cost). The project is separated into two phases. This first phase addressed the creation of a fair value option for financial assets and liabilities. A second phase will address creating a fair value option for selected non-financial items. FAS 159 is effective for all financial statements issued for fiscal years beginning after November 15, 2007. The Company has evaluated the impact of the adoption of FAS 159 and determined there is not a material impact on its financial statement and disclosures.

In December 2007, the FASB issued SFAS No. 141R (FAS 141R), Business Combinations, which revises FAS 141 and changes multiple aspects of the accounting for business combinations. Under the guidance in FAS 141R, the acquisition method must be used, which requires the acquirer to recognize most identifiable assets acquired, liabilities assumed, and non-controlling interests in the acquiree at their full fair value on the acquisition date. Goodwill is to be recognized as the excess of the consideration transferred plus the fair value of the non-controlling interest over the fair values of the identifiable net assets acquired. Subsequent changes in the fair value of contingent consideration classified as a liability are to be recognized in earnings, while contingent consideration classified as equity is not to be re-measured. Costs such as transaction costs are to be excluded from acquisition accounting, generally leading to recognizing expense and, additionally, restructuring costs that do not meet certain criteria at acquisition date are to be subsequently recognized as post-acquisition costs. FAS 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is currently evaluating the impact that this issuance will have on its financial position and results of operation; however, it anticipates that the standard will lead to more volatility in the results of operations during the periods subsequent to an acquisition.

In December 2007, the FASB issued SFAS No. 160 (FAS 160), Non-controlling Interest in Consolidated Financial Statements – an amendment of ARB No. 51. FAS 160 requires that a non-controlling interest in a subsidiary (i.e. minority interest) be reported in the equity section of the balance sheet instead of being reported as a liability or in the mezzanine section between debt and equity. It also requires that the consolidated income statement include consolidated net income attributable to both the parent and non-controlling interest of a consolidated subsidiary. A disclosure must be made on the face of the consolidated income statement of the net income attributable to the parent and to the non-controlling interest. Also, regardless of whether the parent purchases additional ownership interest, sells a portion of its ownership interest in a subsidiary or the subsidiary participates in a transaction that changes the parent's ownership interest, as long as the parent retains controlling interest, the transaction is considered an equity transaction. FAS 160 is effective for annual periods beginning after December 15, 2008. The Company is currently evaluating the impact that this standard will have on its financial position and results of operations.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

For information regarding the market risk of Mercantile Bancorp, Inc.'s financial instruments, see Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations — Rate Sensitive Assets and Liabilities. Mercantile Bancorp, Inc.'s principal market risk exposure is to interest rates.

Item 8. Financial Statements and Supplementary Data

The financial statements, the reports thereon, and the notes thereto commence at page 87 of this Annual Report on Form 10-K.

Consolidated Quarterly Financial Data

	2007			
	December 31	September 30	June 30	March 31
	(dollars in thousands, except per share data)			
Interest income	$ 25,782	$ 24,193	$ 23,060	$ 22,908
Interest expense	14,649	13,657	12,648	12,507
Net interest income	11,133	10,536	10,412	10,401
Provision for loan losses	1,111	677	426	755
Noninterest income	3,814	5,029	2,774	2,342
Noninterest expense	10,843	9,948	9,424	9,193
Minority interest	91	197	159	175
Income before income taxes	2,902	4,743	3,177	2,620
Income taxes	414	1,450	801	776
Net income	$ 2,488	$ 3,293	$ 2,376	$ 1,844
Basic earnings per share	.29	.38	.27	.21

	2006			
	December 31	September 30	June 30	March 31
	(dollars in thousands, except per share data)			
Interest income	$ 21,862	$ 19,730	$ 17,884	$ 16,674
Interest expense	11,815	10,355	8,522	7,722
Net interest income	10,047	9,375	9,362	8,952
Provision for loan losses	1,654	857	768	635
Noninterest income	5,388	3,758	2,449	2,335
Noninterest expense	8,563	7,735	7,533	7,785
Minority interest	207	199	161	225
Income before income taxes	5,011	4,342	3,349	2,642
Income taxes	1,787	1,420	1,100	718
Net income	$ 3,224	$ 2,922	$ 2,249	$ 1,924
Basic earnings per share	0.37	0.33	0.26	0.22

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There have been no disagreements with accountants on any matter of accounting principles or practices or financial statement disclosures during the three years ended December 31, 2007.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

The Company's management carried out an evaluation, under the supervision and with the participation of the chief executive officer and the chief financial officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) under the Securities Exchange Act of 1934) as of December 31, 2007. Based upon that evaluation, the chief executive officer along with the chief financial officer concluded that the Company's disclosure controls and procedures as of December 31, 2007, are effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company's periodic filings under the Exchange Act.

Management Report on Internal Control Over Financial Reporting

The management of Mercantile Bancorp, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. Mercantile Bancorp, Inc.'s internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations. Because of those inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007, using criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on this assessment, management concluded that, as of December 31, 2007, the Company's internal control over financial reporting is effective based on those criteria.

The Company acquired HNB Financial Services, Inc. and its subsidiary, HNB National Bank (HNB), on September 7, 2007. Management has excluded from its assessment of the effectiveness of Mercantile Bancorp, Inc.'s internal control over financial reporting as of December 31, 2007, HNB's internal control over financial reporting included in the consolidated financial statements of Mercantile Bancorp, Inc. for the period September 7 through December 31, 2007. While the acquisition was considered material to the Company, it did not result in a material change in our internal controls over financial reporting.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2007 has been audited by BKD, LLP, an independent registered public accounting firm, as stated in their report which is included herein.

March 12, 2008

/s/ Ted T. Awerkamp

Ted T. Awerkamp
President and Chief Executive Officer

/s/ Michael P. McGrath

Michael P. McGrath
Executive Vice President, Treasurer, Secretary and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders
Mercantile Bancorp, Inc.
Quincy, Illinois

We have audited Mercantile Bancorp Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's report. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Mercantile Bancorp, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The Company acquired HNB Financial Services, Inc. and its subsidiary, HNB Bank, N.A. (HNB) on September 7, 2007. Management excluded from its assessments of the effectiveness of the Company's internal control over financial reporting as of December 31, 2007, HNB's internal control over financial reporting in the consolidated financial statements of Mercantile Bancorp, Inc. for the period of September 7, 2007 through December 31, 2007. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of HNB from the period of September 7, 2007 to December 31, 2007.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Mercantile Bancorp, Inc. and our report dated March 12, 2008 expressed an unqualified opinion thereon.

/s/ **BKD, LLP**

Decatur, Illinois
March 12, 2008

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting that occurred during the Company's fourth fiscal quarter of 2007 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors and Executive Officers of the Company and Corporate Governance

For information on the executive officers of the Company, please see Part I of this Form 10-K under the caption Item 4A – "Executive Officers of Registrant" which is incorporated herein by reference in response to this item. Also, the Company incorporates herein by reference the information set forth under the captions "Election of Directors", "Ratification of Selection of Independent Auditors", "Section 16(a) Beneficial Ownership Reporting Compliance" and "Corporate Governance" in the Company's definitive proxy statement for its 2008 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission ("2008 Proxy Statement"). The Company's Board of Directors has adopted a Code of Ethics for senior executive, financial and accounting officers, among other persons, which was filed as Exhibit 14.1 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

Item 11. Executive Compensation

The information under the captions "Executive Compensation and Other Information", "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report" in the 2008 Proxy Statement are incorporated herein by reference in response to this item.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information under the caption "Ownership of Common Stock by Management and Principal Shareholders" in the 2008 Proxy Statement is incorporated herein by reference in response to this item.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information under the captions "Interests of Directors and Officers in Certain Transactions" and "Corporate Governance – Director Independence" in the 2008 Proxy Statement are incorporated herein by reference in response to this item.

Item 14. Principal Accounting Fees and Services

The information under the caption "Principal Accounting Fees and Services" in the 2008 Proxy Statement is incorporated herein by reference in response to this item.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) Financial Statements

Reference is made to the consolidated financial statements, reports thereon, and notes thereto commencing at page 90 of this Annual Report on Form 10-K. A list of such consolidated financial statements is set forth below:

Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets at December 31, 2007 and 2006
Consolidated Statements of Income for the Years Ended December 31, 2007, 2006, and 2005
Consolidated Statement of Stockholders' Equity for the Years Ended December 31, 2007, 2006, and 2005
Consolidated Statements of Cash Flows for the Years Ended December 31, 2007, 2006, and 2005

Notes to Consolidated Financial Statements

(b) Exhibits – See Exhibit Index

(c) There are no financial statement schedules filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 of 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MERCANTILE BANCORP, INC.
(Registrant)

By: /s/ Ted T. Awerkamp
Name: Ted T. Awerkamp
Title: President and Chief Executive Officer
Dated: March 17, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Ted T. Awerkamp Ted T. Awerkamp	President and Chief Executive Officer (principal executive officer)	March 17, 2008
/s/ Michael P. McGrath Michael P. McGrath	Executive Vice President, Treasurer, Secretary and Chief Financial Officer (principal financial officer/principal accounting officer)	March 17, 2008
/s/ Ted T. Awerkamp Ted T. Awerkamp	Director	March 17, 2008
/s/ Dan S. Dugan Dan S. Dugan	Chairman, Director	March 17, 2008
/s/ Michael J. Foster Michael J. Foster	Director	March 17, 2008
/s/ William G. Keller William G. Keller, Jr.	Director	March 17, 2008
/s/ Frank H. Musholt Frank H. Musholt	Director	March 17, 2008
/s/ Dennis M. Prock Dennis M. Prock	Director	March 17, 2008
/s/ Walter D. Stevenson, III Walter D. Stevenson, III	Director	March 17, 2008
/s/ James W. Tracy James W. Tracy	Director	March 17, 2008

Exhibit Number	Description of Exhibit
3.1	Certificate of Incorporation of Mercantile Bancorp, Inc., as amended, filed with the Registration Statement on Form 10 dated May 12, 2004 (File No. 000-50757) (the "Registration Statement"), under the same exhibit number.
3.2	Bylaws of Mercantile Bancorp, Inc., as amended, filed as Exhibit 99.1 to a Current Report on Form 8-K filed November 21, 2007.
4.1	Shareholder Rights Agreement dated July 9, 1999 between the Company and Mercantile Trust & Savings Bank, filed under same exhibit number with the Registration Statement.
4.2	Amendment to Shareholder Rights Agreement dated May 15, 2000 between the Company and Mercantile Trust & Savings Bank, filed under same exhibit number with the Registration Statement.
10.1†	Amendment in its Entirety to Employment Agreement dated December 19, 2005, between Mercantile Bancorp, Inc. and Mercantile Trust & Savings Bank and Dan S. Dugan, filed as Exhibit 10.1 with the Annual Report on Form 10-K for the fiscal year ended December 31, 2005.
10.2†	Executive Employee Salary Continuation Agreement dated December 8, 1994 between Mercantile Trust & Savings Bank and Dan S. Dugan, filed as Exhibit 10.3 with the Registration Statement.
10.3†	Amendment to Dugan Executive Employee Salary Continuation Agreement dated April 26, 2004, filed as Exhibit 10.4 with the Registration Statement.
10.4	Second Amendment to Dugan Executive Employee Salary Continuation Agreement dated December 29, 2006, filed as Exhibit 10.1 to a Current Report on Form 8-K filed January 5, 2007.
10.5†	Executive Employee Salary Continuation Agreement dated December 8, 1994 between Mercantile Trust & Savings Bank and Ted T. Awerkamp, filed as Exhibit 10.5 with the Registration Statement.
10.6†	Amendment to Awerkamp Executive Employee Salary Continuation Agreement dated April 26, 2004, filed as Exhibit 10.6 with the Registration Statement.
10.7†	Second Amendment to Awerkamp Executive Employee Salary Continuation Agreement dated December 18, 2007, filed herewith.
10.8†	Employment Agreement dated January 1, 2008, between the Company and Ted T. Awerkamp, filed herewith.
10.9†	Employment Agreement dated January 1, 2008, between the Company and Michael P. McGrath, filed herewith.
10.10†	Employment Agreement dated January 1, 2008, between the Company and Daniel J. Cook, filed herewith.
10.11†	Mercantile Bancorp, Inc. Incentive Compensation Plan, filed as Exhibit 10.4 to a Current Report on Form 8-K filed on April 18, 2007.
10.12	Mercantile Bancorp, Inc. Profit Sharing Plan and Trust, filed as Exhibit 10.7 with the Registration Statement.
10.13	401(k) Plan Adoption Agreement, filed as Exhibit 10.8 with the Registration Statement.

10.14 Amendment to the Profit Sharing Plan and Trust, filed as Exhibit 10.9 with the Registration Statement.

10.15 Consulting Agreement dated March 2, 2007 between Mercantile Bancorp, Inc. and Dan S. Dugan, filed as Exhibit 10.1 to a Current Report on Form 8-K filed March 7, 2007.

10.16 Consulting Agreement dated January 15, 2008 between Mercantile Bancorp, Inc. and Dan S. Dugan, filed herewith.

10.17 Third Amended and Restated Term Loan Agreement dated November 10, 2006 by and between Mercantile Bancorp, Inc., Borrower, and U.S. Bank National Association, formerly known as Firstar Bank, N.A., Lender, filed as Exhibit 10.1 with the Periodic Report on Form 10-Q for the quarter ended September 30, 2006 (the 2006 "Third Quarter Form 10-Q").

10.18 First Amendment to Third Amended and Restated Loan Agreement between Mercantile Bancorp, Inc. and U.S. Bank National Association, dated March 20, 2007, filed as Exhibit 10.1 to a Current Report on Form 8-K filed March 24, 2007.

10.19 Second Amendment to Third Amended and Restated Loan Agreement between Mercantile Bancorp, Inc. and U.S. Bank National Association, dated as of June 30, 2007, filed as Exhibit 10.1 to a Current Report on Form 8-K filed July 19, 2007.

10.20 Third Amendment to Third Amended and Restated Loan Agreement between Mercantile Bancorp, Inc. and U.S. Bank National Association, dated September 7, 2007, filed as Exhibit 10.1 to a Current Report on Form 8-K filed September 12, 2007.

10.21 Construction Agreement dated August 24, 2006 by and between Mercantile Trust & Savings Bank, Owner, and Clayco, Inc., Contractor, filed as Exhibit 10.2 with the 2006 Third Quarter Form 10-Q.

10.22 General Conditions of the Contract for Construction by and between Mercantile Trust & Savings Bank, Owner, and Clayco, Inc., Contractor, filed as Exhibit 10.3 with the 2006 Third Quarter Form 10-Q.

14.1 Code of Ethics, filed under same exhibit number with Annual Report on Form 10-K for fiscal year ended December 31, 2004.

21.1 Subsidiaries of registrant, filed herewith.

31.1 Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended, filed herewith.

31.2 Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended, filed herewith.

32.1 Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002, filed herewith.

32.2 Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002, filed herewith.

†Management contract or compensatory plan or arrangement.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders
Mercantile Bancorp, Inc.
Quincy, Illinois

We have audited the accompanying consolidated balance sheets of Mercantile Bancorp, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2007. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits include examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mercantile Bancorp, Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Mercantile Bancorp, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 12, 2008 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ **BKD, LLP**

Decatur, Illinois
March 12, 2008

Mercantile Bancorp, Inc.
Consolidated Balance Sheets
December 31, 2007 and 2006
(in thousands, except share data)

Assets

	2007	2006
Cash and due from banks	$ 38,172	$ 28,854
Interest-bearing demand deposits	18,259	29,188
Federal funds sold	19,628	41,105
Cash and cash equivalents	76,059	99,147
Available-for-sale securities	201,739	176,179
Held-to-maturity securities	14,518	12,400
Loans held for sale	3,338	1,660
Loans, net of allowance for loan losses of $12,794 and $10,613 at December 31, 2007 and 2006	1,188,757	1,021,043
Interest receivable	11,343	10,277
Foreclosed assets held for sale, net	3,172	291
Federal Home Loan Bank stock	7,790	5,699
Equity method investments in common stock	—	4,119
Cost method investments in common stock	6,105	3,190
Deferred income taxes	2,457	3,071
Mortgage servicing rights	1,307	994
Cash surrender value of life insurance	24,248	18,143
Premises and equipment	42,003	25,693
Goodwill	43,934	32,120
Core deposit and other intangibles	4,514	2,110
Other	7,861	6,691
Total assets	$ 1,639,145	$ 1,422,827

Liabilities and Stockholders' Equity

	2007	2006
Liabilities		
Deposits		
Demand	$ 133,890	$ 111,131
Savings, NOW and money market	420,394	349,250
Time	611,676	551,688
Brokered time	153,499	154,745
Total deposits	1,319,459	1,166,814
Short-term borrowings	45,589	26,338
Long-term debt	81,500	66,010
Junior subordinated debentures	61,858	41,239
Interest payable	6,040	6,039
Other	6,971	6,531
Total liabilities	1,521,417	1,312,971
Commitments and Contingent Liabilities		
Minority Interest	9,446	9,198
Stockholders' Equity		
Common stock, $0.42 par value; authorized 12,000,000 shares; Issued — 8,887,113 shares Outstanding — 8,709,655 and 8,747,618 shares at December 31, 2007 and 2006	3,629	3,629
Additional paid-in capital	11,989	11,982
Retained earnings	94,552	86,648
Accumulated other comprehensive income	305	23
	110,475	102,282
Treasury stock, at cost		
Common; 177,458 shares and 139,567 shares December 31, 2007 and 2006	(2,193)	(1,624)
Total stockholders' equity	108,282	100,658
Total liabilities and stockholders' equity	$ 1,639,145	$ 1,422,827

See Notes to Consolidated Financial Statements

Mercantile Bancorp, Inc.
Consolidated Statements of Income
Years Ended December 31, 2007, 2006 and 2005
(in thousands, except share data)

	2007	2006	2005
Interest and Dividend Income			
Loans			
Taxable	$ 82,912	$ 66,152	$ 51,767
Tax exempt	936	908	720
Securities			
Taxable	7,965	5,774	4,791
Tax exempt	1,830	1,783	1,775
Federal funds sold	1,219	577	134
Dividends on Federal Home Loan Bank Stock	182	189	235
Deposits with financial institutions and other	899	767	358
Total interest and dividend income	95,943	76,150	59,780
Interest Expense			
Deposits	44,771	33,071	21,185
Short-term borrowings	1,945	1,389	676
Long-term debt and junior subordinated debentures	6,745	3,954	2,477
Total interest expense	53,461	38,414	24,338
Net Interest Income	42,482	37,736	35,442
Provision for Loan Losses	2,969	3,914	2,368
Net Interest Income After Provision for Loan Losses	39,513	33,822	33,074
Noninterest Income			
Fiduciary activities	2,411	2,191	1,910
Brokerage fees	1,468	1,120	430
Customer service fees	4,136	3,610	3,407
Other service charges and fees	713	599	621
Net gains on loan sales	698	612	548
Net gains on sale of equity and cost method investments	2,908	4,318	—
Loan servicing fees	464	388	372
Net increase in cash surrender value of life insurance	926	653	606
Income (loss) on equity method investments in common stock	(6)	251	182
Other	241	188	471
Total noninterest income	13,959	13,930	8,547
Noninterest Expense			
Salaries and employee benefits	23,253	18,254	15,937
Net occupancy expense	2,695	2,001	2,061
Equipment expense	2,494	1,777	1,667
Deposit insurance premium	223	122	119
Professional fees	1,993	1,782	1,361
Postage and supplies	1,085	941	857
Losses on sale of premises and equipment	23	107	70
Losses on foreclosed assets, net	86	35	94
Amortization of mortgage servicing rights	134	224	196
Other	7,422	6,373	5,455
Total noninterest expense	39,408	31,616	27,817
Minority Interest	622	792	648
Income Before Income Taxes	13,442	15,344	13,156
Provision for Income Taxes	3,441	5,025	3,652
Net Income	$ 10,001	$ 10,319	$ 9,504
Basic Earnings Per Share	$ 1.15	$ 1.18	$ 1.08
Weighted average shares outstanding	8,727,933	8,770,475	8,818,524

See Notes to Consolidated Financial Statements

Mercantile Bancorp, Inc.

Consolidated Statements of Stockholders' Equity

Years Ended December 31, 2007, 2006 and 2005

(in thousands, except share data)

	Common Stock				Accumulated Other		
	Shares Outstanding	Amount	Additional Paid-In Capital	Retained Earnings	Comprehensive Income (Loss)	Treasury Stock	Total
Balance, January 1, 2005	8,836,560	$ 3,629	$ 11,464	$ 70,453	$ 857	$ (421)	$ 85,982
Comprehensive income							
Net income	—	—	—	9,504	—	—	9,504
Change in unrealized depreciation on available-for-sale securities, net of taxes and reclassification adjustment	—	—	—	—	(1,606)	—	(1,606)
Accumulated other comprehensive loss of equity method investee	—	—	—	—	(27)	—	(27)
Change in unrealized loss on interest rate swaps, net of taxes	—	—	—	—	(72)	—	(72)
Total comprehensive income							7,799
Issuance of stock to minority shareholders of Mid-America	—	—	300	—	—	—	300
Dividends on common stock, $0.20 per share	—	—	—	(1,757)	—	—	(1,757)
Purchase of treasury stock	(64,193)	—	—	—	—	(836)	(836)
Balance, December 31, 2005	8,772,367	3,629	11,764	78,200	(848)	(1,257)	91,488
Comprehensive income							
Net income	—	—	—	10,319	—	—	10,319
Change in unrealized appreciation on available-for-sale securities, net of taxes and reclassification adjustment	—	—	—	—	892	—	892
Accumulated other comprehensive loss of equity method investee	—	—	—	—	(5)	—	(5)
Change in unrealized loss on interest rate swaps, net of taxes	—	—	—	—	147	—	147
Total comprehensive income							11,353
Issuance of stock to minority shareholders of Mid-America	—	—	218	—	—	—	218
Dividends on common stock, $0.21 per share	—	—	—	(1,871)	—	—	(1,871)
Purchase of treasury stock	(24,750)	—	—	—	—	(367)	(367)
Adjustment to initially apply FAS Statement No. 158, net of tax	—	—	—	—	(163)	—	(163)
Balance, December 31, 2006	8,747,617	3,629	11,982	86,648	23	(1,624)	100,658
Comprehensive income							
Net income	—	—	—	10,001	—	—	10,001
Change in unrealized appreciation on available-for-sale securities, net of taxes and reclassification adjustment	—	—	—	—	240	—	240
Accumulated other comprehensive loss of equity method investee	—	—	—	—	28	—	28
Defined benefit postretirement plan – transition obligation	—	—	—	—	14	—	14
Total comprehensive income							10,283
Issuance of stock to minority shareholders of Mid-America	—	—	7	—	—	—	7
Dividends on common stock, $0.24 per share	—	—	—	(2,097)	—	—	(2,097)
Purchase of treasury stock	(37,962)	—	—	—	—	(569)	(569)
Balance, December 31, 2007	8,709,655	$ 3,629	$ 11,989	$ 94,552	$ 305	$ (2,193)	$ 108,282

See Notes to Consolidated Financial Statements

Mercantile Bancorp, Inc.

Statements of Cash Flows

December 31, 2007, 2006 and 2005

(in thousands, except share data)

	2007	2006	2005
Operating Activities			
Net income	$ 10,001	$ 10,319	$ 9,504
Items not requiring (providing) cash			
Depreciation	1,898	1,535	1,652
Provision for loan losses	2,969	3,914	2,368
Amortization (depreciation) of premiums and discounts on securities	(28)	1,062	943
Amortization (depreciation) of core deposit intangibles and other purchase accounting adjustments	(970)	247	161
Deferred income taxes	(482)	2,091	(1,252)
Losses on sales of foreclosed assets	86	35	94
Net gains on loan sales	(698)	(612)	(548)
Amortization of mortgage servicing rights	134	224	196
Losses on sale of premises and equipment	23	107	70
Gain on sale of equity and cost method investments	(2,908)	(4,318)	—
(Income) loss on equity method investments in common stock	6	(251)	(182)
Federal Home Loan Bank stock dividends	(56)	(58)	(223)
Net increase in cash surrender value of life insurance	(926)	(653)	(606)
Minority interest in earnings of subsidiary	622	792	648
Changes in			
Loan originated for sale	(48,113)	(38,755)	(32,513)
Proceeds from sales of loans	46,842	41,142	32,481
Interest receivable	(188)	(1,736)	(1,378)
Other assets	(1,068)	(1,662)	(1,298)
Interest payable	(607)	2,256	988
Other liabilities	61	373	673
Net cash provided by operating activities	6,598	16,052	11,778
Investing Activities			
Cash paid in acquisition of HNB Financial, net of cash received	(24,790)	—	—
Cash paid in acquisition of Royal Palm, net of cash received	—	(21,804)	—
Purchases of available-for-sale securities	(44,091)	(113,362)	(63,953)
Proceeds from maturities of available-for-sale securities	47,015	104,625	63,983
Purchases of held-to-maturity securities	(1,000)	—	—
Proceeds from maturities of held-to-maturity securities	3,368	3,375	4,745
Net change in loans	(58,888)	(54,535)	(90,886)
Purchases of premises and equipment	(11,504)	(5,313)	(3,940)
Proceeds from sales of premises and equipment	25	20	35
Purchases of Federal Home Loan Bank stock	(710)	(841)	(109)
Proceeds from sales of Federal Home Loan Bank stock	449	1,152	—
Proceeds from the sales of foreclosed assets	275	469	743
Purchase of cost method investment in common stock	(3,234)	(995)	(1,501)
Proceeds from sale of cost method investments	513	—	—
Purchases of equity method investment in common stock	—	—	(2,986)
Proceeds from sales of equity method investments	6,791	1,347	—
Purchase of bank-owned life insurance	(1,887)	—	—
Net cash used in investing activities	(87,668)	(85,862)	(93,869)
Financing Activities			
Net increase in demand deposits, money market, NOW and savings accounts	22,064	59,617	16,837
Net increase in time and brokered time deposits	1,641	22,145	55,865
Net increase (decrease) in short-term borrowings	18,361	(6,249)	11,202
Proceeds from long-term debt	27,650	28,750	2,902
Repayment of long-term debt	(29,160)	(9,150)	(11,250)
Proceeds from issuance of junior subordinated debentures	20,619	30,929	10,310
Purchase of stock from minority interest of Mid America	(612)	—	—
Proceeds from issuance of stock to minority interest of Mid-America	103	1,395	3,307
Purchase of intangible assets	(18)	(396)	—
Purchase of treasury stock	(569)	(367)	(836)
Dividends paid	(2,097)	(1,871)	(1,757)
Dividends paid on minority shares	—	—	(54)
Net cash provided by financing activities	57,982	124,803	86,526
Increase (Decrease) in Cash and Cash Equivalents	(23,088)	54,993	4,435
Cash and Cash Equivalents, Beginning of Year	99,147	44,154	39,719
Cash and Cash Equivalents, End of Year	$ 76,059	$ 99,147	$ 44,154
Supplemental Cash Flows Information			
Interest paid	$ 54,398	$ 36,158	$ 23,350
Income taxes paid (net of refunds)	$ 2,164	$ 4,917	$ 4,423
Real estate acquired in settlement of loans	$ 3,082	$ 454	$ 655
Increase in additional paid-in-capital due to issuance of stock to minority interest of Mid-America at a price over book	$ 7	$ 218	$ 300
Increase in core deposit intangibles due to purchase of Mid-America at a price over book	$ 99	$ —	$ 413
Available-for-sale securities received in sale of equity and cost method investments	$ 700	$ 8,035	$ —
Purchase of minority interest shares including goodwill in Security State Bank of Hamilton recognized as other liabilities	$ —	$ 580	$ —
Capitalized interest	$ 330	$ 23	$ —

See Notes to Consolidated Financial Statements

Mercantile Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005
(Table dollar amounts in thousands)

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Mercantile Bancorp, Inc. ("Company") is a multi-state bank holding company whose principal activity is the ownership and management of its wholly and majority owned subsidiaries, Mercantile Trust & Savings Bank, Perry State Bank, Farmers State Bank of Northern Missouri, Marine Bank and Trust, Golden State Bank, Security State Bank of Hamilton, Brown County State Bank, State Bank of Augusta, Mid-America Bancorp, Inc., the sole shareholder of Heartland Bank, Royal Palm Bancorp, Inc., the sole shareholder of the Royal Palm Bank of Florida, and HNB Financial Services, Inc, the sole shareholder of HNB National Bank ("Banks"). Mercantile Bancorp Capital Trust I, Trust II, Trust III, and Trust IV ("Trusts") are unconsolidated wholly-owned subsidiaries of the Company. The Trusts were formed to issue cumulative preferred securities. The Company owns all of the securities of the Trusts that possess general voting powers. During 2006, Golden State Bank and Brown County State Bank were merged, with the survivor being Brown County State Bank. Also, Security State Bank of Hamilton, State Bank of Augusta, and Marine Bank and Trust Company were merged with Marine Bank and Trust Company being the survivor. Marine Bank and Trust Company purchased the remaining shares held by the minority shareholders as a result of this merger. The Banks are primarily engaged in providing a full range of banking and financial services to individual and corporate customers in Western Illinois, Northern Missouri, suburban Kansas City, Missouri, and Southwestern Florida. The Banks are subject to competition from other financial institutions. The Company and Banks are also subject to regulation by certain federal and state agencies and undergo periodic examinations by those regulatory authorities.

Investment Subsidiary

Mercantile Trust & Savings Bank ("MTSB") has a subsidiary, Mercantile Investments, Inc. ("MII"), that manages the majority of MTSB's investment portfolio. MII, located in the Cayman Islands, is included in the consolidation of the Company's financial statements. As of December 31, 2007, MII had approximately $98,683,000 in total assets.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and the Banks and their wholly and majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The portion of equity and related earnings of shares of Security State Bank of Hamilton and Mid-America Bancorp, Inc. not wholly owned by Mercantile Bancorp, Inc. are reflected as minority interest on the consolidated balance sheets and statements of income.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, goodwill, and core deposit and other intangibles. In connection with the determination of the allowance for loan losses, management generally obtains independent appraisals for significant properties. The Company utilizes valuations to determine goodwill and core deposit and other intangibles. The Company also reviews goodwill and core deposit and other intangibles annually for impairment.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

Securities

Available-for-sale securities, which include any security for which the Company has no immediate plan to sell but which may be sold in the future, are carried at fair value. Unrealized gains and losses are recorded, net of related income tax effects, in other comprehensive income (loss).

Held-to-maturity securities, which include any security for which the Company has the positive intent and ability to hold until maturity, are carried at historical cost adjusted for amortization of premiums and accretion of discounts.

Amortization of premiums and discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

Equity Method Investments

The Company has investments in common stock of companies recorded under the equity method of accounting. The equity method is used whenever the Company lacks control, but exercises significant influence over the operating and financial policies of an investee. Under the equity method, the Company increases (decreases) its carrying amount of its investment in the investees to reflect the Company's share of income (losses) and reduces its investment to reflect dividends received. The Company's share of the income (losses) in the investees is included in the Company's net income.

Cost Method Investments

The Company has investments in common stock of companies recorded under the cost method of accounting. The Company owns less than 20% of the investee's common stock and does not have the ability to exercise significant influence over the operating and financial policies of the investees. Under the cost method, the Company's carrying amount of its investment represents the cost paid initially for the stock which is periodically reviewed for impairment.

Derivative Financial Instruments and Hedging Transactions

As part of the Company's asset and liability management strategy, it may engage in derivative financial instruments, such as interest rate swaps, with the overall goal of minimizing the impact of interest rate fluctuations on its net interest margin. During 2003, the Company entered into two interest rate swap agreements. The interest rate swap agreements matured during 2006. The objective for the interest rate swaps was to manage asset and liability positions in connection with the Company's overall strategy of minimizing the impact of interest rate fluctuations on its interest rate margin. As part of the Company's overall risk management, the Company's Asset Liability Committee, which meets monthly, monitors and measures interest rate risk and the sensitivity of assets and liabilities to interest rate changes, including the impact of the interest rate swaps. No other swaps or derivative contracts were entered into in 2007 or 2006.

The interest rate swaps qualified as cash flow hedges under Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended and interpreted, and were designed as hedges of the variability of cash flows the Company receives on certain of its loans indexed at the U.S. Prime rate. In accordance with SFAS No. 133, these interest rate swap agreements were measured at fair value and reported as a liability on the consolidated statement of financial condition. The portion of the change in the fair value of the interest rate swaps that was deemed effective in hedging the cash flows of the designated liabilities was recorded as a component of accumulated other comprehensive income (loss), net of tax, and reclassified into interest income as such cash flows occur in the future. Any ineffectiveness resulting from the hedges was recorded as a gain or loss in the consolidated statements of income. No such gains or losses were recorded in 2007, 2006 or 2005.

Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoffs are reported at their outstanding principal balances adjusted for any charge-offs and the allowance for loan losses. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Generally, loans are placed on non-accrual status at ninety days past due and interest is considered a loss, unless the loan is well-secured and in the process of collection.

Discounts and premiums on purchased loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to income. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for non-homogeneous loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogenous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

Premises and Equipment

Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using accelerated and straight-line methods over the estimated useful lives of the assets. Leasehold improvements are capitalized and depreciated using the straight-line method over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter.

Federal Home Loan Bank Stock

Federal Home Loan Bank stock is stated at cost and is a required investment for institutions that are members of the Federal Home Loan Bank system. The required investment in the common stock is based on a predetermined formula.

The Company owned approximately $3,506,000 of Federal Home Loan Bank of Chicago as of December 31, 2007 and 2006. During the third quarter of 2007, the Federal Home Loan Bank of Chicago (FHLB) received a Cease and Desist Order from their regulator, the Federal Housing Finance Board. The order prohibits capital stock repurchases and redemptions until a time to be determined by the Federal Housing Finance Board. The FHLB will continue to provide liquidity and funding through advances and purchase loans through the MPF program. With regard to dividends, the FHLB will continue to assess their dividend capacity each quarter and may make appropriate request for approval from their regulator. The FHLB did not pay a dividend during the fourth quarter of 2007, the stock is considered a non-performing asset as of December 31, 2007. Management performed an analysis and determined the investment in this FHLB stock was not impaired.

Foreclosed Assets Held for Sale

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expense from foreclosed assets.

Goodwill

Goodwill is tested annually for impairment. If the implied fair value of goodwill is lower than its carrying amount, a goodwill impairment is indicated and goodwill is written down to its implied fair value. Subsequent increases in goodwill value are not recognized in the financial statements.

Core Deposit and Other Intangibles

Core deposit intangibles are being amortized on the straight-line basis over periods ranging from five to ten years. Such assets and intangible assets with indefinite lives are periodically evaluated as to the recoverability of their carrying value.

Mortgage Servicing Rights

Mortgage servicing rights on originated loans that have been sold are capitalized by allocating the total cost of the mortgage loans between the mortgage servicing rights and the loans based on their relative fair values. Capitalized servicing rights are amortized in proportion to and over the period of estimated servicing revenues. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. For purposes of measuring impairment, the rights are stratified based on the predominant risk characteristics of the underlying loans. The predominant characteristic currently used for stratification is type of loan. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights for a stratum exceed their fair value.

Loan Servicing Income

Loan servicing income represents fees earned for servicing real estate mortgage loans owned by various investors.

Treasury Stock

Treasury stock is stated at cost. Cost is determined by the first-in, first-out method.

(Table dollar amounts in thousands)

Income Taxes

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized. The Company files consolidated income tax returns with its subsidiaries, with the exception of Mid-American Bancorp, Inc. The Company's ownership of Mid-America Bancorp, Inc. was 54.6% at December 31, 2007, which does not meet the requirements to be included in the Company's consolidated tax returns.

Self Insurance

The Company has elected to self-insure certain costs related to employee health benefit programs. Costs resulting from uninsured losses are charged to income when incurred. The Company has purchased insurance that limits its exposure to individual and aggregate amounts in any given year.

Earnings Per Share

Earnings per share have been computed based upon the weighted-average common shares outstanding during each year.

Trust Assets

Assets held in fiduciary or agency capacities are not included in the consolidated balance sheets since such items are not assets of the Company. Fees from trust activities are recorded on an accrual basis over the period in which the service is provided. Fees are a function of the market value of assets managed and administered, the volume of transactions, and fees for other services rendered, as set forth in the underlying client agreement with the Company's Trust Department. This revenue recognition involves the use of estimates and assumptions, including components that are calculated based on estimated asset valuations and transaction volumes. Generally, the actual trust fee is charged to each account on a monthly prorated basis. Any out of pocket expenses or services not typically covered by the fee schedule for trust activities are charged directly to the trust account on a gross basis as trust revenue is incurred. The Company manages or administers 688 and 689 trust accounts with assets totaling approximately $616,028,000 and $526,184,000 at December 31, 2007 and 2006, respectively.

Reclassifications

Certain reclassifications have been made to the 2006 and 2005 financial statements to conform to the 2007 financial statement presentation. These reclassifications had no effect on net income.

(Table dollar amounts in thousands)

Note 2: Securities

The amortized cost and approximate fair values of securities are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
Available-for-sale Securities:				
December 31, 2007:				
U.S. Treasury	$ 993	$ 6	$ —	$ 999
U.S. government agencies	16,517	222	(13)	16,726
Mortgage-backed securities	108,129	902	(232)	108,799
State and political subdivisions	53,708	337	(247)	53,798
Corporate bonds	9,500	—	—	9,500
Equity securities	12,232	961	(1,276)	11,917
	$ 201,079	$ 2,428	$ (1,768)	$ 201,739

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
Available-for-sale Securities:				
December 31, 2006:				
U.S. Treasury	$ 500	$ —	$ (3)	$ 497
U.S. government agencies	7,992	4	(53)	7,943
Mortgage-backed securities	96,140	587	(697)	96,030
State and political subdivisions	49,781	137	(556)	49,362
Corporate bonds	11,000	—	—	11,000
Equity securities	10,419	928	—	11,347
	$ 175,832	$ 1,656	$ (1,309)	$ 176,179

(Table dollar amounts in thousands)

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
Held-to-maturity Securities				
December 31, 2007:				
Mortgage-backed securities	$ 8,329	$ 73	$ (1)	$ 8,401
State and political subdivisions	5,189	36	(2)	5,223
Corporate bonds	1,000	—	—	1,000
	$ 14,518	$ 109	$ (3)	$ 14,624
December 31, 2006:				
Mortgage-backed securities	$ 11,181	$ 2	$ (117)	$ 11,066
State and political subdivisions	219	—	(1)	218
Corporate bonds	1,000	—	(3)	997
	$ 12,400	$ 2	$ (121)	$ 12,281

The amortized cost and fair value of available-for-sale securities and held-to-maturity securities at December 31, 2007, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available-for-sale		Held-to-maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Within one year	$ 19,165	$ 19,170	$ 315	$ 316
One to five years	32,828	33,003	2,815	2,831
Five to ten years	25,688	25,759	2,059	2,076
After ten years	3,037	3,091	1,000	1,000
	80,718	81,023	6,189	6,223
Mortgage-backed securities	108,129	108,799	8,329	8,401
Equity securities	12,232	11,917	—	—
Totals	$ 201,079	$ 201,739	$ 14,518	$ 14,624

(Table dollar amounts in thousands)

The carrying value of securities pledged as collateral, to secure public deposits, Federal Home Loan Bank advances, repurchase agreements and for other purposes, amounted to $112,640,000 at December 31, 2007 and $98,279,000 at December 31, 2006.

There were no sales of available-for-sale securities during 2007 and 2006.

With the exception of U.S. governmental agencies and corporations, the Company did not hold any securities of a single issuer, payable from and secured by the same source of revenue or taxing authority, the book value of which exceeded 10% of stockholders' equity at December 31, 2007.

Certain investments in debt securities are reported in the financial statements at an amount less than their historical cost. Total fair value of these investments at December 31, 2007 and 2006, was $73,448,000 and $118,812,000, which is approximately 34% and 63% of the Company's available-for-sale and held-to-maturity investment portfolios. These declines primarily resulted from recent increases in market interest rates and recent volatility in the stock market for equities.

Based on evaluation of available evidence, including recent changes in market interest rates, credit rating information and information obtained from regulatory filings, management believes the declines in fair value for these securities are temporary.

Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified.

(Table dollar amounts in thousands)

The following table shows the Company's gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2007 and 2006:

Description of Securities	Less Than 12 Months Fair Value	Less Than 12 Months Unrealized Losses	12 Months or More Fair Value	12 Months or More Unrealized Losses	Total Fair Value	Total Unrealized Losses
December 31, 2007						
U.S. Government agencies	$ 2,566	$ (1)	$ 2,687	$ (12)	$ 5,253	$ (13)
Mortgage-backed securities	13,018	(154)	15,210	(79)	28,228	(233)
State and political subdivisions	4,726	(23)	28,190	(226)	32,916	(249)
Equity securities	7,051	(1,276)	—	—	7,051	(1,276)
Total temporarily impaired securities	$ 27,361	$ (1,454)	$ 46,087	$ (317)	$ 73,448	$ (1,771)
December 31, 2006						
U.S. Treasury	$ —	$ —	$ 497	$ (3)	$ 497	$ (3)
U.S. Government agencies	2,435	(4)	4,372	(49)	6,807	(53)
Mortgage-backed securities	17,792	(75)	52,830	(739)	70,622	(814)
State and political subdivisions	6,983	(31)	32,906	(526)	39,889	(557)
Corporate bonds	—	—	997	(3)	997	(3)
Total temporarily impaired securities	$ 27,210	$ (110)	$ 91,602	$ (1,320)	$ 118,812	$ (1,430)

(Table dollar amounts in thousands)

Note 3: Equity and Cost Method Investments in Common Stock

The Company has equity method investments in common stock of $0 and $4,119,000 as of December 31, 2007 and 2006, respectively. Included in retained earnings at December 31, 2006 is cumulative net gains and income in regards to the equity method investments in common stock of $1,132,000, net of taxes. The Company owned 32,647 shares, representing an ownership percentage of 36.4%, of common stock of New Frontier Bancshares, Inc. ("New Frontier"), a privately held bank holding company located in St. Charles, Missouri. The purchase of 7,251 shares for $1,812,750 during 2005 was in excess of the underlying equity in the net assets of New Frontier. The amount of the purchase price in excess of the underlying net assets of $421,000 was recognized as a core deposit intangible.

On September 27, 2007, the Company completed the sale of its 36.4% equity position in New Frontier for $6,790,576. New Frontier repurchased 32,647 shares of its common stock, valued at $208 per share, and paid the Company in cash. The Company had made incremental investments in New Frontier since 2000 totaling $4,716,032, net of amortization of core deposit intangibles, at an average cost of approximately $144 per share. The Company recorded a gain on the sale of $2,074,544.

The investment in New Frontier, recognized in equity method investment in common stock, was carried at the same amount of the underlying equity in the net assets of New Frontier. Quoted market prices for the common stock are not available. Selected financial information for New Frontier is as follows:

	As of and for the Year Ended December 31, 2006
Total assets	$ 153,797
Total liabilities	142,617
Total equity	11,181
Net income	320

The Company also owned 228,392 shares of common stock of NorthStar Bancshares, Inc. ("NorthStar"), as of December 31, 2005. The Company purchased 63,392 shares of NorthStar during 2005 for $1,261,000 which increased the Company's ownership from 14% to 20%. The amount of the purchase price in excess of the underlying net assets of $484,000 was recognized as a core deposit intangible. NorthStar was a privately held bank holding company located in Liberty, Missouri.

(Table dollar amounts in thousands)

On July 5, 2006, NorthStar sold its outstanding capital stock of 228,392 shares (including the Company's 19.6% equity interest) to Enterprise Financial Services Corp. ("Enterprise") of Clayton, Missouri in a cash and stock transaction. The agreement entitled the Company to receive, for each of its 228,392 shares of NorthStar, $5.895 in cash and .918 share of Enterprises common stock, less .231 share of Enterprise placed in escrow as a reserve against potential losses incurred by Enterprise resulting from certain NorthStar loans as well as breach of contract by NorthStar ("the contingency"). The balance of the Company's equity method investment of $3,208,000 and related unamortized core deposit intangible of $702,000 totaled $3,910,000 as of the date of the sale. The Company received $1,347,000 in cash and 156,964 shares of Enterprise, valued at $4,032,000 in 2006. In addition, 52,670 shares of Enterprise were placed in escrow and allocated to the Company in 2006. The amount of the cash and value of Enterprise stock received in the transaction, excluding the stock placed in escrow, in excess of the unamortized cost totaled approximately $1,469,000 and was recorded as a gain in 2006. In 2007, the contingency was resolved, and the Enterprise shares held in escrow, less the shares liquidated to satisfy losses incurred on certain NorthStar loans, were distributed to the former NorthStar shareholders. As part of the distribution, the Company received 28,122 shares of Enterprise, valued at $699,000, which was recorded as a gain in 2007. As of December 31, 2007, the Company owns 185,086 shares of Enterprise, representing approximately 1.8% of the outstanding common stock of Enterprise and is recorded as an available-for-sale investment of the Company. Enterprise stock is publicly traded on the NASDAQ exchange under the symbol "EFSC". Securities and Exchange Commission rules place certain restrictions on the Company's ability to sell its holdings in Enterprise. During the first year the stock is held, it may only be sold in a private placement to another sophisticated investor. If held more than one year, but less than two, the stock may be sold if certain conditions are met, including Enterprise being current in its SEC filings, sales by the Company in any three-month period not exceeding the greater of 1% of the outstanding shares of Enterprise of the four-week average of trading volume in Enterprise stock, the sale of shares being made either in an unsolicited brokerage transaction or directly to a market-maker, and the Company filing SEC Form 144 in connection with the sale.

The Company has investments in the common stock of other community banks which are not publicly traded that are recorded under the cost method of accounting. The Company had investments in six community banks at December 31, 2007 for $6,105,000 and in three community banks at December 31, 2006 for $3,190,000.

During 2006, one of the Company's cost method investments was sold and the Company received stock in the acquiring company. The Company's carrying value was $1,154,000 and the Company received stock with a value of $4,003,000 for a gain of $2,849,000. The shares of the new company are recognized as available for sale securities as the Company is publicly traded.

(Table dollar amounts in thousands)

Note 4: Loans and Allowance for Loan Losses

Categories of loans at December 31, include:

	2007	2006
Commercial and agricultural	$ 231,614	$ 214,916
Commercial real estate	511,676	416,276
Residential real estate	320,598	265,577
Consumer	131,061	124,723
Floor plan loans	6,602	10,164
Total loans	1,201,551	1,031,656
Less		
Allowance for loan losses	12,794	10,613
Net loans	$ 1,188,757	$ 1,021,043

Activity in the allowance for loan losses was as follows:

	2007	2006	2005
Balance, beginning of year	$ 10,613	$ 8,082	$ 7,115
Purchased allowance	1,126	1,725	—
Provision charged to expense	2,969	3,914	2,368
Losses charged off, net of recoveries of $261 for 2007, $284 for 2006 and $340 for 2005	(1,914)	(3,108)	(1,401)
Balance, end of year	$ 12,794	$ 10,613	$ 8,082

Impaired loans totaled $29,566,000 and $12,064,000 at December 31, 2007 and 2006, respectively. An allowance for loan losses of $1,763,000 and $103,000 relates to impaired loans of $20,316,000 and $133,000 at December 31, 2007 and 2006, respectively. At December 31, 2007 and 2006, impaired loans of $9,250,000 and $11,931,000 had no related allowance for loan losses. The amount of impairment recorded through the allowance for loan losses is measured on a loan-by-loan basis by either the present value of expected future cash flows, the loan's observable market price or the fair value of collateral if the loan is collateral dependent.

Interest of approximately $2,207,113, $868,000, and $944,000 was recognized on average impaired loans of $20,815,000, $11,531,000, and $11,542,000 for 2007, 2006, and 2005, respectively. Interest of approximately $2,303,000, $784,000, and $963,000 was received on impaired loans on a cash basis during 2007, 2006, and 2005, respectively.

At December 31, 2007 and 2006, accruing loans delinquent 90 days or more totaled $3,184,000 and $993,000, respectively. Non-accruing loans at December 31, 2007 and 2006 were $19,819,000 and $5,397,000, respectively.

(Table dollar amounts in thousands)

Note 5: Premises and Equipment

Major classifications of premises and equipment, stated at cost, are as follows:

	2007	2006
Land	$ 6,612	$ 4,270
Buildings and improvements	23,517	18,832
Leasehold improvements	2,173	2,221
Equipment	16,383	12,455
Construction in progress	13,892	3,962
	62,577	41,740
Less accumulated depreciation	20,574	16,047
Net premises and equipment	$ 42,003	$ 25,693

Mercantile Trust & Savings Bank has entered into an agreement to have a building constructed for its corporate headquarters in Quincy, Illinois. The final amount of the contract is $12,778,000. The Company has paid $12,139,000 through December 31, 2007 related to this contract. The amount of interest capitalized during 2007 was $330,003 and $22,974 for 2006.

Note 6: Derivative Financial Instruments

During 2003, the Company entered into interest rate swap agreements which matured in 2006. Under these agreements, the Company received a fixed rate and paid a variable rate. The interest rate swaps qualified as cash flow hedges for accounting purposes, and effectively fixed the interest received on $15,000,000 of variable rate loan accounts indexed to the U.S. Prime rate.

Interest income received from the interest rate swap counterparty was $0, $757,673 and $833,423 and interest paid was $0, $1,036,250, and $876,840 for 2007, 2006 and 2005, respectively.

Note 7: Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2007 and 2006, were:

	2007	2006
Balance as of January 1	$ 32,120	$ 5,208
Goodwill acquired in Royal Palm acquisition	(36)	26,640
Goodwill acquired in HNB acquisition	11,850	—
Goodwill acquired through acquisition of minority interest in merger of subsidiaries	—	272
Balance as of December 31	$ 43,934	$ 32,120

(Table dollar amounts in thousands)

During November 2006, Security State Bank of Hamilton, State Bank of Augusta and Marine Bank and Trust Company were merged with Marine Bank and Trust Company being the survivor. Marine Bank and Trust Company purchased the remaining shares held by the minority shareholders with the transaction. The Company recognized $272,000 in goodwill related to this transaction.

All goodwill is allocated to the banking segment of the business. The fair value of the banking segment of the business was estimated using the expected present value of future cash flows.

Note 8: Other Intangible Assets

The carrying basis and accumulated amortization of recognized intangible assets at December 31, was:

	2007		2006	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Core deposits	$ 4,681	$ 581	$ 2,161	$ 448
Intangible asset with indefinite life	414	—	397	—
	$ 5,095	$ 581	$ 2,558	$ 448

A reconciliation of core deposit intangibles for the period is as follows:

	2007		2006	
	Carrying Values	Accumulated Amortization	Carrying Values	Accumulated Amortization
Balance as of January 1	$ 2,558	$ 448	$ 2,732	$ 372
Acquisition of HNB	3,183	—	—	—
Purchase of additional Mid-America stock	99	—	—	—
Disposal of New Frontier	(762)	(227)	—	—
Acquisition of Royal Palm	—	—	303	—
Disposal of NorthStar	—	—	(873)	(171)
Amortization of core deposit intangibles	—	360	—	247
Acquisition of intangible with indefinite life	17	—	396	—
Balance as of December 31	$ 5,095	$ 581	$ 2,558	$ 448

(Table dollar amounts in thousands)

Amortization expense for the years ended December 31, 2007, 2006 and 2005 was $360,000, $247,000 and $161,000, respectively. Estimated amortization expense for each of the following five years is:

2008	$	511,000
2009		496,000
2010		478,000
2011		449,000
2012		440,000

Note 9: Loan Servicing

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage loans serviced for others was approximately $212,893,000, $158,136,000 and $152,919,000 at December 31, 2007, 2006 and 2005, respectively.

Custodial escrow balances maintained in connection with the foregoing loan servicing, and included in demand deposits, were approximately $1,051,000, $862,000 and $825,000 at December 31, 2007, 2006 and 2005, respectively.

The aggregate estimated fair value of capitalized mortgage servicing rights at December 31, 2007, 2006 and 2005 totaled $1,630,000, $1,343,000 and $1,147,000, respectively. Comparable market values and a valuation model that calculates the present value of future cash flows were used to estimate fair value. For purposes of measuring impairment, risk characteristics including product type, investor type, and interest rates, were used to stratify the originated mortgage servicing rights.

	2007	2006	2005
Mortgage servicing rights			
Balance, beginning of year	$ 994	$ 1,018	$ 998
Servicing rights capitalized	171	200	216
Servicing rights from HNB acquisition	276	—	—
Amortization of servicing rights	(134)	(224)	(196)
Balance, end of year	$ 1,307	$ 994	$ 1,018

Note 10: Interest-Bearing Deposits

Interest-bearing deposits in denominations of $100,000 or more were approximately $243,351,000 at December 31, 2007 and $275,490,000 at December 31, 2006.

(Table dollar amounts in thousands)

At December 31, 2007, the scheduled maturities of time deposits, including brokered deposits, are as follows:

2008	$ 528,103
2009	126,250
2010	61,644
2011	33,820
2012	10,708
Thereafter	4,650
	$ 765,175

Note 11: Short-Term Borrowings

Short-term borrowings included the following at December 31:

	2007	2006
Federal funds purchased	$ 4,874	$ 902
Securities sold under agreements to repurchase	25,062	23,651
U.S. Treasury demand notes	2,763	1,785
Short-term Federal Home Loan Bank borrowings	12,890	—
Total short-term borrowings	$ 45,589	$ 26,338

Securities sold under agreements to repurchase consist of obligations of the Company to other parties. The obligations are secured by mortgage-backed securities and such collateral is held by Wachovia and United Missouri Bank. The maximum amount of outstanding agreements at any month end during 2007 and 2006 totaled $25,356,000 and $23,651,000 and the monthly average of such agreements totaled $20,065,000 and $16,304,000, respectively. The agreements at December 31, 2007 mature within 12 months.

Note 12: Long-Term Debt and Junior Subordinated Debentures

Long-term debt and junior subordinated debentures consisted of the following components at December 31:

	2007	2006
Federal Home Loan Bank advances, fixed rates from 4.18% to 5.37%, due at various dates through 2017	$ 57,500	$ 44,825
Revolving line of credit, variable rate, due June 30, 2008	—	6,185
Bank note payable, fixed rate of 6.13%, due August 31, 2010	5,000	—
Bank note payable, fixed rate of 6.27%, due August 31, 2010	2,000	—
Bank note payable, fixed rate of 6.09%, due November 10, 2009	15,000	15,000
Junior subordinated debenture, variable rate, due June 30, 2013	2,000	—
Junior subordinated debentures owed to unconsolidated subsidiaries	61,858	41,239
Total long-term debt	$ 143,358	$ 107,249

(Table dollar amounts in thousands)

The Federal Home Loan Bank (FHLB) advances are secured by U.S. Government agency and mortgage-backed securities, first-mortgage loans, and all stock in the FHLB owned by the Company. The advances are subject to restrictions or penalties in the event of prepayments. The Company has $57,500,000 in FHLB borrowings having a weighted average rate of 4.91% which are subject to being called beginning in 2008.

The Company has a revolving line of credit which is secured by 100% of the outstanding shares of the subsidiary banks. The balance as of December 31, 2007 and 2006 was $0 and $6,185,000, respectively. The line of credit was renewed on July 17, 2007 with an available balance of $8,000,000 and a due date of June 30, 2008. Interest is payable quarterly at 1.5 percent below prime.

The $15,000,000 bank note payable is secured by 100% of the outstanding shares of the subsidiary banks. The principal is due November 10, 2009. Interest is payable quarterly at a fixed rate of 6.09%. Principal is due in four payments as follows: $375,000 due on December 31, 2008, $375,000 due on March 31, 2009, $375,000 due on June 30, 2009, and $13,875,000 due on November 10, 2009.

The $5,000,000 and $2,000,000 bank notes payable are secured by 100% of the outstanding shares of the subsidiary banks. The final principal payments for both are due August 31, 2010. Interest is payable quarterly at 6.13% and 6.27%, respectively. Principal is due in four payments as follows: $125,000 each due on December 31, 2009, $125,000 each due on March 31, 2010, $125,000 each due on June 30, 2009, and the remaining principal of $4,625,000 and $1,625,000, respectively, is due August 31, 2010.

The revolving line of credit and bank notes payable have various covenants including ratios relating to the Company's capital, allowance for loan losses, return on assets, non-performing assets and debt service coverage.

On August 15, 2007, Mercantile Trust & Savings Bank assigned its debenture with affiliate Heartland Bank to Security Bank of Pulaski Co. in the amount of $2,000,000. This debenture was originally issued June 30, 2005 with a maturity date of June 30, 2013. Interest is payable semi-annually on June 30 and December 31 at the prime rate of interest. At December 31, 2007, this rate was 7.25%. Principal is payable in full on June 30, 2013.

During 2005, the Company issued $10,310,000 of junior subordinated debt owed to Mercantile Bancorp Capital Trust I ("Trust"). The Trust is a wholly-owned unconsolidated subsidiary, which was formed on August 25, 2005, to issue cumulative preferred securities. The Company owns all of the securities of the Trust that possess general voting powers. The Company issued shares of the preferred securities through a private placement offering on August 25, 2005 through the Trust. The Trust invested the proceeds in the Company's junior subordinated debentures. The junior subordinated debentures have a fixed interest rate for approximately 10 years of 6.10%, which was the rate on December 31, 2007 and 2006. Commencing November 25, 2015, the rate is equal to 3 month LIBOR plus 1.44 basis points. The junior subordinated debentures mature on August 25, 2035 and are callable, at the option of the Company, at par on or after November 23, 2010. The Trust's sole asset is the Company's junior subordinated debt. The Company's obligations with respect to the issuance of the preferred securities constitute a full and unconditional guarantee of the Trust's obligations with respect to the preferred securities. Interest on the junior subordinated debentures and distributions on the preferred securities are payable quarterly in arrears. Distributions on the preferred securities are cumulative. The Company has the right, at any time, so long as no event of default has occurred and is continuing, to defer payments of interest on the junior subordinated debentures, which will require deferral of distribution of the preferred securities, for a period not exceeding 20 consecutive quarterly periods, provided that such deferral may not extend beyond the stated maturity of the junior subordinated debentures. The preferred securities are subject to mandatory redemption, in whole or in part, upon repayment of the junior subordinated debentures at maturity or their earlier redemption.

(Table dollar amounts in thousands)

During 2006, the Company issued $20,619,000 of junior subordinated debt owed to Mercantile Bancorp Capital Trust II ("Trust"). The Trust is a wholly-owned unconsolidated subsidiary, which was formed on July 13, 2006, to issue cumulative preferred securities. The Company owns all of the securities of the Trust that possess general voting powers. The Company issued shares of the preferred securities through a private placement offering on July 13, 2006 through the Trust. The Trust invested the proceeds in the Company's junior subordinated debentures. The junior subordinated debentures have a variable interest rate of LIBOR plus 165 basis points, which was 6.88% on December 31, 2007. The rate resets quarterly. The junior subordinated debentures mature on July 13, 2036 and are callable, at the options of the Company, at par on or after July 13, 2011. The Trust's sole asset is the Company's junior subordinated debt. The Company's obligations with respect to the issuance of the preferred securities constitute a full and unconditional guarantee of the Trust's obligations with respect to the preferred securities. Interest on the junior subordinated debentures and distributions on the preferred securities are payable quarterly in arrears. Distributions on the preferred securities are cumulative. The Company has the right, at any time, so long as no event of default has occurred and is continuing, to defer payments of interest on the junior subordinated debentures, which will require deferral of distribution of the preferred securities, for a period not exceeding 20 consecutive quarterly periods, provided that such deferral may not extend beyond the stated maturity of the junior subordinated debentures. The preferred securities are subject to mandatory redemption, in whole or in part, upon repayment of the junior subordinated debentures at maturity or their earlier redemption.

During 2006, the Company issued $10,310,000 of junior subordinated debt owed to Mercantile Bancorp Capital Trust III ("Trust"). The Trust is a wholly-owned unconsolidated subsidiary, which was formed on July 13, 2006, to issue cumulative preferred securities. The Company owns all of the securities of the Trust that possess general voting powers. The Company issued shares of the preferred securities through a private placement offering on July 13, 2006 through the Trust. The Trust invested the proceeds in the Company's junior subordinated debentures. The junior subordinated debentures have a fixed interest rate for approximately 5 years, which was 7.17% on December 31, 2007. Commencing September 2011, the rate is equal to 3 month LIBOR plus 153 basis points. The junior subordinated debentures mature on July 13, 2036 and are callable, at the option of the Company, at par on or after July 13, 2011. The Trust's sole asset is the Company's junior subordinated debt. The Company's obligations with respect to the issuance of the preferred securities constitute a full and unconditional guarantee of the Trust's obligations with respect to the preferred securities. Interest on the junior subordinated debentures and distributions on the preferred securities are payable quarterly in arrears. Distributions on the preferred securities are cumulative. The Company has the right, at any time, so long as no event of default has occurred and is continuing, to defer payments of interest on the junior subordinated debentures, which will require deferral of distribution of the preferred securities, for a period not exceeding 20 consecutive quarterly periods, provided that such deferral may not extend beyond the stated maturity of the junior subordinated debentures. The preferred securities are subject to mandatory redemption, in whole or in part, upon repayment of the junior subordinated debentures at maturity or their earlier redemption.

(Table dollar amounts in thousands)

During 2007, the Company issued $20,619,000 of junior subordinated debt owed to Mercantile Bancorp Capital Trust IV ("Trust"). The Trust is a wholly-owned unconsolidated subsidiary, which was formed on August 30, 2007, to issue cumulative preferred securities. The Company owns all of the securities of the Trust that possess general voting powers. The Company issued shares of the preferred securities through a private placement offering on August 30, 2007 through the Trust. The Trust invested the proceeds in the Company's junior subordinated debentures. The junior subordinated debentures have a fixed interest rate for approximately 10 years, which was 6.84% on December 31, 2007. Commencing November 2017, the rate is equal to 3 month LIBOR plus 1.58%. The junior subordinated debentures mature on October 30, 2037 and are callable, at the option of the Company, at par on or after October 30, 2017. The Trust's sole asset is the Company's junior subordinated debt. The Company's obligations with respect to the issuance of the preferred securities constitute a full and unconditional guarantee of the Trust's obligations with respect to the preferred securities. Interest on the junior subordinated debentures and distributions on the preferred securities are payable quarterly in arrears. Distributions on the preferred securities are cumulative. The Company has the right, at any time, so long as no event of default has occurred and is continuing, to defer payments of interest on the junior subordinated debentures, which will require deferral of distribution of the preferred securities, for a period not exceeding 20 consecutive quarterly periods, provided that such deferral may not extend beyond the stated maturity of the junior subordinated debentures. The preferred securities are subject to mandatory redemption, in whole or in part, upon repayment of the junior subordinated debentures at maturity or their earlier redemption.

The interest expense on the junior subordinated debt was $3,308,497 and $1,661,401 for the years ended December 31, 2007 and 2006, respectively.

Per regulation, 25% of Tier 1 capital (see Note 15) can be comprised of the junior subordinated debt owed to the Trusts.

Aggregate annual maturities of long-term debt and junior subordinated debentures at December 31, 2007, are:

2008	$	24,375
2009		20,875
2010		8,750
2011		8,000
2012		5,000
Thereafter		76,358
	$	143,358

(Table dollar amounts in thousands)

Note 13: Income Taxes

The provision for income taxes includes these components:

	2007	2006	2005
Taxes currently payable			
Federal	$ 3,373	$ 2,696	$ 4,292
State	550	238	612
Deferred income taxes			
Federal	(376)	1,714	(1,078)
State	(106)	377	(174)
Income tax expense	$ 3,441	$ 5,025	$ 3,652

A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense is shown below:

	2007	2006	2005
Computed at the statutory rate (34%)	$ 4,570	$ 5,217	$ 4,473
Increase (decrease) resulting from			
Tax exempt income	(940)	(836)	(782)
State income taxes	293	406	263
Increase in cash surrender value of life insurance	(340)	(219)	(225)
Change in deferred tax rate for Mid-America	—	—	(328)
Other	(142)	457	251
Actual tax expense	$ 3,441	$ 5,025	$ 3,652

(Table dollar amounts in thousands)

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

	2007	2006
Deferred tax assets		
Allowance for loan losses	$ 4,652	$ 3,901
Accrued compensated absences	214	206
Deferred compensation	1,376	1,087
Accrued postretirement benefits	241	228
Equity method investments	—	26
Net operating loss carryforward of Mid-America Bancorp, Inc.	454	777
Stock options	87	38
Deferred loan fees	145	32
Purchase accounting adjustments	—	626
	7,169	6,921
Deferred tax liabilities		
Federal Home Loan Bank stock dividends	366	375
Depreciation	312	468
State taxes	91	43
Mortgage servicing rights	488	376
Deferred gain on investments	1,746	1,652
Unrealized gains on available-for-sale securities	192	119
Core deposit intangible for Mid-America Bancorp, Inc.	226	226
Purchase accounting adjustments	991	—
Other	300	591
	4,712	3,850
Net deferred tax asset	$ 2,457	$ 3,071

As of December 31, 2007, the Company had approximately $1,333,907 of net operating loss carryforwards relating to Mid-America Bancorp, Inc. The carryforwards expire in 15-20 years.

(Table dollar amounts in thousands)

Note 14: Other Comprehensive Income (Loss)

Other comprehensive income (loss) components and related taxes were as follows:

	2007	2006	2005
Unrealized appreciation (depreciation) on available-for-sale securities:			
Unrealized appreciation (depreciation) on available-for-sale securities, net of tax expense (benefit) of $73 for 2007, $580 for 2006 and $(981) for 2005	$ 240	$ 892	$ (1,606)
Net change in unrealized appreciation (depreciation) on available-for-sale securities, net of tax benefit of $73 for 2007, $580 for 2006 and $(981) for 2005	$ 240	$ 892	$ (1,606)
Accumulated other comprehensive loss of equity method investee	$ 28	$ (5)	$ (27)
Defined benefit post-retirement liability, net of tax expense of $0 for 2007, $100 for 2006 and $0 for 2005	$ 14	$ (163)	$ —
Unrealized loss on interest rate swaps:			
Unrealized holding gains (losses), net of tax expense (benefit) of $0 for 2007, $(19) for 2006 and $(61) for 2005	$ —	$ (28)	$ (99)
Less reclassification adjustment to interest income, net of tax expense (benefit) of $0 for 2007, $(104) for 2006 and $(16) for 2005	—	(175)	(27)
Net change in unrealized loss on interest rate swaps, net of tax expense (benefit) of $0 for 2007, $91 for 2006 and $(43) for 2005	$ —	$ 147	$ (72)

(Table dollar amounts in thousands)

The components of accumulated other comprehensive income, included in stockholders' equity, are as follows:

	2007	2006
Net unrealized gain on securities available-for-sale	$ 660	$ 347
Net unrealized loss on equity method investments	—	(28)
Net unrealized loss on defined benefit post-retirement liability	(263)	(277)
	397	42
Tax effect	(92)	(19)
Net-of-tax amount	$ 305	$ 23

Note 15: Regulatory Matters

The Company and subsidiary banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and subsidiary banks must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and subsidiary banks to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2007, that the Company and subsidiary banks meet all capital adequacy requirements to which they are subject.

As of December 31, 2007, the most recent notification from the Company and subsidiary banks' regulatory authorities categorized the Banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Banks must maintain capital ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed Banks' categories.

Per regulation, 25% of Tier 1 capital can be comprised of the junior subordinated debt owed to the Trusts (see Note 12).

(Table dollar amounts in thousands)

The Company and subsidiary banks' actual capital amounts and ratios are presented in the following table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2007						
Total capital (to risk-weighted assets)						
Consolidated	$ 141,156	10.5%	$ 107,643	8.0%	$ 134,554	N/A
Mercantile Trust & Savings Bank	53,017	10.2%	41,478	8.0%	51,848	10.0%
Perry State Bank	13,968	10.3%	10,846	8.0%	13,558	10.0%
Farmers State Bank of Northern Missouri	7,501	10.7%	5,634	8.0%	7,043	10.0%
Marine Bank and Trust	13,441	10.7%	10,053	8.0%	12,566	10.0%
Brown County State Bank	6,321	10.2%	4,980	8.0%	6,225	10.0%
Heartland Bank	20,907	11.3%	14,790	8.0%	18,488	10.0%
Royal Palm Bank of Florida	16,554	13.8%	9,592	8.0%	11,990	10.0%
HNB Bank	13,127	10.9%	9,608	8.0%	12,010	10.0%
Tier I capital (to risk-weighted assets)						
Consolidated	105,788	7.9%	53,821	4.0%	80,732	N/A
Mercantile Trust & Savings Bank	49,162	9.5%	20,739	4.0%	31,109	6.0%
Perry State Bank	12,414	9.2%	5,423	4.0%	8,135	6.0%
Farmers State Bank of Northern Missouri	6,617	9.4%	2,817	4.0%	4,226	6.0%
Marine Bank and Trust	12,369	9.8%	5,026	4.0%	7,540	6.0%
Brown County State Bank	5,882	9.5%	2,490	4.0%	3,735	6.0%
Heartland Bank	16,754	9.1%	7,395	4.0%	11,093	6.0%
Royal Palm Bank of Florida	15,099	12.6%	4,796	4.0%	7,194	6.0%
HNB Bank	12,069	10.0%	4,804	4.0%	7,206	6.0%
Tier I capital (to average assets)						
Consolidated	105,788	6.7%	62,933	4.0%	78,666	N/A
Mercantile Trust & Savings Bank	49,162	8.4%	23,490	4.0%	29,363	5.0%
Perry State Bank	12,414	8.2%	6,087	4.0%	7,609	5.0%
Farmers State Bank of Northern Missouri	6,617	6.8%	3,874	4.0%	4,842	5.0%
Marine Bank and Trust	12,369	7.4%	6,687	4.0%	8,359	5.0%
Brown County State Bank	5,882	7.5%	3,132	4.0%	3,915	5.0%
Heartland Bank	16,754	8.6%	7,804	4.0%	9,754	5.0%
Royal Palm Bank of Florida	15,099	10.6%	5,681	4.0%	7,101	5.0%
HNB Bank	12,069	7.4%	6,565	4.0%	8,207	5.0%

(Table dollar amounts in thousands)

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2006						
Total capital						
(to risk-weighted assets)						
Consolidated	$ 124,138	10.9%	$ 90,954	8.0%	$ 113,692	N/A
Mercantile Trust & Savings Bank	51,981	11.2	37,276	8.0%	46,595	10.0%
Perry State Bank	13,606	10.6	10,234	8.0%	12,792	10.0%
Farmers State Bank of Northern Missouri	6,829	10.6	5,157	8.0%	6,446	10.0%
Marine Bank and Trust	14,308	11.9	9,599	8.0%	11,999	10.0%
Brown County State Bank	6,330	11.4	4,453	8.0%	5,567	10.0%
Heartland Bank	17,388	10.7	12,987	8.0%	16,234	10.0%
Royal Palm Bank of Florida	15,696	12.1	10,420	8.0%	13,025	10.0%
Tier I capital						
(to risk-weighted assets)						
Consolidated	110,273	9.7	45,477	4.0%	68,215	N/A
Mercantile Trust & Savings Bank	48,450	10.4	18,638	4.0%	27,957	6.0%
Perry State Bank	12,162	9.5	5,117	4.0%	7,675	6.0%
Farmers State Bank of Northern Missouri	6,040	9.4	2,579	4.0%	3,868	6.0%
Marine Bank and Trust	13,177	11.0	4,799	4.0%	7,199	6.0%
Brown County State Bank	5,931	10.7	2,227	4.0%	3,340	6.0%
Heartland Bank	13,795	8.5	6,494	4.0%	9,741	6.0%
Royal Palm Bank of Florida	14,067	10.8	5,210	4.0%	7,815	6.0%
Tier I capital						
(to average assets)						
Consolidated	110,273	8.1	54,527	4.0%	68,159	N/A
Mercantile Trust & Savings Bank	48,450	8.2	23,664	4.0%	29,580	5.0%
Perry State Bank	12,162	8.2	5,951	4.0%	7,438	5.0%
Farmers State Bank of Northern Missouri	6,040	6.8	3,550	4.0%	4,438	5.0%
Marine Bank and Trust	13,177	8.1	6,481	4.0%	8,101	5.0%
Brown County State Bank	5,931	7.7	3,094	4.0%	3,868	5.0%
Heartland Bank	13,795	8.4	6,579	4.0%	8,224	5.0%
Royal Palm Bank of Florida	14,067	9.9	5,690	4.0%	7,112	5.0%

(Table dollar amounts in thousands)

Without prior approval, the subsidiary banks are restricted as to the amount of dividends that they may declare to the balance of the retained earnings account, adjusted for defined bad debts. The Banks' retained earnings available for dividends to the Company at December 31, 2007 totaled $61,956,000. As a practical matter, the subsidiary banks restrict dividends to a lesser amount because of the desire to maintain an adequate capital structure.

Note 16: Related Party Transactions

At December 31, 2007 and 2006, the Company had loans outstanding to executive officers, directors, significant stockholders and their affiliates (related parties).

The aggregate amount of loans, as defined, to such related parties were as follows:

Balances, January 1, 2007	$ 17,235,000
Change in composition of related parties	1,612,000
New loans, including renewals	5,998,000
Payments, including renewals	(4,072,000)
Balances, December 31, 2007	$ 20,773,000

In management's opinion, such loans and other extensions of credit were made in the ordinary course of business and were made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons. Further, in management's opinion, these loans did not involve more than normal risk of collectibility or present other unfavorable features.

Note 17: Leases

The Company has several noncancellable operating leases, primarily for facilities, that expire over the next six years. These leases generally contain renewal options for periods ranging from one to five years. Rental expense for these leases was $391,000, $234,000, and $195,000 for the years ended December 31, 2007, 2006, and 2005, respectively.

Future minimum lease payments under operating leases are:

	Operating Leases
2008	$ 372,907
2009	361,064
2010	283,610
2011	250,913
2012	252,397
Thereafter	705,128
Total minimum lease payments	$ 2,226,019

(Table dollar amounts in thousands)

Note 18: Acquisitions

On September 7, 2007, the Company completed the acquisition of 100% of the outstanding common stock of HNB Financial Services, Inc. ("HNB Financial"), the sole shareholder of HNB National Bank ("HNB"), located in Hannibal, Missouri. The results of HNB Financial's operations have been included in the consolidated financial statements since that date. The aggregate purchase price was $31,301,000 (includes $864,783 of direct costs of the acquisition).

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date the Company acquired HNB Financial:

Cash and cash equivalents	$ 6,511
Available-for-sale securities	27,392
Held-to-maturity securities	4,500
Loans, net of allowance for loan losses of $1,126	114,095
Interest receivable	878
Federal Home Loan Bank stock	1,775
Premises and equipment	6,785
Core deposit intangibles	3,183
Goodwill	11,850
Other assets	4,034
Total assets acquired	181,003
Deposits	129,603
Short-term borrowings	889
Deferred income taxes	748
Long-term debt	17,000
Interest payable	608
Other liabilities	854
Total liabilities assumed	149,702
Net assets acquired	$ 31,301

The Company performed a core deposit intangible study and, as a result of the study, the Company recorded the core deposit intangibles based on the determined fair value. The core deposit intangible is being amortized over 10 years. In addition, other purchase accounting adjustments were made and are reflected in the table above. The $11,850,000 of goodwill was assigned entirely to the banking segment of the business. None of the goodwill is expected to be deductible for tax purposes.

HNB Financial has contracts with its data service provider requiring early termination fees if the contracts are cancelled before their maturity. The Company anticipates terminating the contracts and converting to Mercantile's system. As of December 31, 2007, the Company has not committed to a plan to convert HNB Financial's data system. If a decision is made and completed within one year of the acquisition, the early termination fee will be adjusted with goodwill.

(Table dollar amounts in thousands)

HNB Financial's results of operations have been reflected in the Company's consolidated statements of income beginning as of the acquisition date. The following pro forma disclosures, including the effect of the purchase accounting adjustments, depict the results of operations as though the merger had taken place at the beginning of each period.

	Year Ended December 31, 2007	2006
Net interest income	$ 44,739	$ 42,302
Net income	9,664	10,547
Basic earnings per share	1.11	1.21

During November 2006, the Company purchased 100% of the outstanding common stock of Royal Palm Bancorp, Inc. ("Royal Palm"), the sole shareholder of Royal Palm Bank of Florida ("RP Bank") located in Naples, Florida. The results of Royal Palm's operations have been included in the consolidated financial statements since that date. The aggregate purchase price was $42,816,000.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date the Company obtained control of Royal Palm:

Cash and cash equivalents	$ 21,012
Available-for-sale securities	8,706
Held-to-maturity securities	1,000
Loans, net of allowance for loan losses of $1,725	121,310
Interest receivable	645
Federal Home Loan Bank stock	520
Deferred income taxes	1,515
Premises and equipment	3,800
Core deposit intangibles	303
Goodwill	26,604
Other assets	2,321
Total assets acquired	187,736
Deposits	138,923
Long-term debt	5,000
Interest payable	649
Other liabilities	348
Total liabilities assumed	144,920
Net assets acquired	$ 42,816

(Table dollar amounts in thousands)

The Company performed a core deposit intangible study and as a result of the study, the Company recorded the core deposit intangibles based on the determined fair value. The core deposit intangible is being amortized over 5 years. In addition, other purchase accounting adjustments were made and are reflected in the table above. The $26,640,000 of goodwill was assigned entirely to the banking segment of the business. None of the goodwill is expected to be deductible for tax purposes.

Royal Palm's results of operations have been reflected in the Company's consolidated statements of income beginning as of the acquisition date. The results of operations for 2007 are entirely included in the consolidated statements of income, therefore, only 2006 and 2005 are depicted in the following pro forma disclosures. These disclosures include the effect of the purchase accounting adjustments and depict the results of operations as though the merger had taken place at the beginning of the periods presented.

	Year Ended December 31, 2006	2005
Net interest income	$ 42,332	$ 39,180
Net income	10,639	9,546
Basic earnings per share	1.82	1.62

Note 19: Employee Benefits

The Company has a defined contribution 401(k) profit sharing plan covering substantially all employees with the exception of Mid-America Bancorp, Inc. Employer contributions charged to expense for 2007, 2006 and 2005 were $1,013,000, $1,057,000 and $825,000, respectively.

Postretirement Benefits

The Company has a noncontributory defined benefit postretirement plan covering all employees who meet the eligibility requirements. Eligible employees who retired on or before December 31, 1995, and elected individual or family medical coverage, share the cost of the coverage with the Company. Eligible employees who retire after December 31, 1995, may elect to continue both their life insurance and medical coverage, excluding prescription drug benefits, by paying the full cost of the coverage. The plan is unfunded with actual premium payments being paid as incurred.

The transition obligation is being recognized over the employees' future service period as a component of net periodic postretirement benefit cost. The net periodic postretirement benefit cost was $70,000 for 2007, $33,000 for 2006 and $212,000 for 2005. The Company adopted FAS Statement No. 158 during 2006 and adjusted the liability to the accumulated postretirement benefit obligation. The accumulated postretirement benefit obligation was immaterial as of December 31, 2007 and 2006.

The Company has salary continuation agreements with certain executives. The agreements provide monthly payments upon retirement for life, but for not less than 15 years. The charges to expense for the agreements were $275,000 for 2007, $245,000 for 2006 and $398,304 for 2005. Such charges reflect the straight-line accrual over the period until full eligibility of the present value of benefits due each participant on the full eligibility date, using a 6.25% discount factor.

(Table dollar amounts in thousands)

Note 20: Disclosures about Fair Value of Financial Instruments

The following table presents estimated fair values of the Company's financial instruments. The fair values of certain of these instruments were calculated by discounting expected cash flows, which method involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.

	December 31, 2007		December 31, 2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Cash and cash equivalents	$ 76,059	$ 76,059	$ 99,147	$ 99,147
Available-for-sale securities	201,739	201,739	176,179	176,179
Held-to-maturity securities	14,518	14,624	12,400	12,281
Loans held for sale	3,338	3,338	1,660	1,660
Loans, net of allowance for loan losses	1,188,757	1,187,181	1,021,043	1,023,367
Federal Home Loan Bank stock	7,790	7,790	5,699	5,699
Cost method investments in common stock	6,105	6,105	3,190	3,190
Interest receivable	11,343	11,343	10,277	10,277
Financial liabilities				
Deposits	1,319,459	1,313,483	1,166,814	1,162,762
Short-term borrowings	45,589	45,589	26,338	26,338
Long-term debt and junior subordinated debentures	143,358	144,217	107,249	107,639
Interest payable	6,040	6,040	6,039	6,039
Unrecognized financial instruments (net of contract amount)				
Commitments to originate loans	0	0	0	0
Letters of credit	0	0	0	0
Lines of credit	0	0	0	0

The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

Cash and Cash Equivalents, Federal Home Loan Bank Stock, and Cost Method Investments in Common Stock

The carrying amount approximates fair value.

Securities

Fair values equal quoted market prices, if available. If quoted market prices are not available, fair value is estimated based on quoted market prices of similar securities.

Loans Held for Sale

For homogeneous categories of loans, such as mortgage loans held for sale, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics.

Loans

The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Loans with similar characteristics were aggregated for purposes of the calculations. The carrying amount of accrued interest approximates its fair value.

Deposits

For demand deposits, savings accounts, NOW accounts, and money market deposits, the carrying amount approximates fair value. The fair value of fixed-maturity time and brokered time deposits is estimated using a discounted cash flow calculation that applies the rates currently offered for deposits of similar remaining maturities.

Short-Term Borrowings and Interest Payable

The carrying amount approximates fair value.

Long-Term Debt and Junior Subordinated Debentures

Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

(Table dollar amounts in thousands)

Commitments to Originate Loans, Letters of Credit, and Lines of Credit

The fair value of commitments to originate loans is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of forward sale commitments is estimated based on current market prices for loans of similar terms and credit quality. The fair values of letters of credit and lines of credit are based on fees currently charged for similar agreements or on the estimated cost to terminate or otherwise settle the obligations with the counterparties at the reporting date.

Note 21: Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations, goodwill, and core deposit and other intangibles. Estimates related to the allowance for loan losses, goodwill, and core deposit and other intangibles are reflected in the footnotes regarding loans, goodwill, and core deposit and other intangibles. Current vulnerabilities due to certain concentrations of credit risk are discussed in the footnote on commitments and credit risk.

The Company's loan portfolio includes a concentration of loans for commercial real estate amounting to $511,676,000 and $416,276,000 as of December 31, 2007 and 2006, respectively. The commercial real estate loans include loans that are collateralized by commercial real estate in the Quincy, Illinois geographic market totaling $57,044,000 and $80,003,000 as of December 31, 2007 and 2006, respectively.

Note 22: Commitments and Credit Risk

The Company grants commercial, mortgage and consumer loans and receives deposits from customers located primarily in Western Illinois, Northern Missouri, suburban Kansas City, Missouri and Southwestern Florida. The Company's loans are generally secured by specific items of collateral including real property, consumer assets and business assets. Although the Company has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent upon economic conditions and the agricultural economy in Western Illinois, Northern Missouri, suburban Kansas City, Missouri and Southwestern Florida.

Commitments to Originate Loans

Commitments to originate loans are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate.

(Table dollar amounts in thousands)

At December 31, 2007 and 2006, the Company had outstanding commitments to originate loans aggregating approximately $1,985,000 and $3,695,000, respectively. The commitments extend over varying periods of time with the majority being disbursed within a one-year period. Loan commitments at fixed rates of interest amounted to $860,000 and $442,000 at December 31, 2007 and 2006, respectively, with the remainder at floating market rates.

Standby Letters of Credit

Standby letters of credit are irrevocable conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Financial standby letters of credit are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. Performance standby letters of credit are issued to guarantee performance of certain customers under non-financial contractual obligations. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loans to customers. Should the Company be obligated to perform under the standby letters of credit, the Company may seek recourse from the customer for reimbursement of amounts paid.

The Company had total outstanding standby letters of credit amounting to $15,789,000 and $10,457,000, at December 31, 2007 and 2006, respectively, with terms ranging from 1 day to 22 years. At December 31, 2007 and 2006, the Company's deferred revenue under standby letter of credit agreements was nominal.

Lines of Credit

Lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Lines of credit generally have fixed expiration dates. Since a portion of the line may expire without being drawn upon, the total unused lines do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate. Management uses the same credit policies in granting lines of credit as it does for on-balance-sheet instruments.

At December 31, 2007, the Company had granted unused lines of credit to borrowers aggregating approximately $261,530,000 and $19,856,000 for commercial lines and open-end consumer lines, respectively. At December 31, 2006, unused lines of credit to borrowers aggregated approximately $179,909,000 for commercial lines and $21,494,000 for open-end consumer lines.

General Litigation

In the normal course of business, the Company and its subsidiaries are subject to pending and threatened legal actions, some for which the relief or damage sought are substantial. After reviewing pending and threatened litigation with counsel, management believes at this time that the outcome of such litigation will not have a material adverse effect on the results of operations or stockholders' equity. We are not able to predict at this time whether the outcome of such actions may or may not have a material adverse effect on the results of operations in a particular future period as the timing and amount of any resolution of such actions and its relationship to the future results of operations are not known.

(Table dollar amounts in thousands)

Note 23: Stock Split

In November 2007, the Company's Board of Directors approved a three-for-two stock split. Share and per share data in the consolidated financial statements and notes have been retroactively restated for the earliest financial statements presented to reflect the stock split.

Note 24: Future Change in Accounting Principles

In September 2006, the Financial Accounting Standards Board (FASB) ratified Emerging Issues Task Force (EITF) No. 06-4, *Postretirement Benefits Associated with Split-Dollar Life Insurance* (EITF 06-4). EITF 06-4 requires deferred-compensation or postretirement benefit aspects of an endorsement-type split-dollar life insurance arrangement to be recognized as a liability by the employer. The liability for future benefits should be recognized based on the substantive agreement with the employee, which may be either to provide a future death benefit or to pay for the future cost of the life insurance. EITF 06-4 is effective for fiscal years beginning after December 15, 2007. The Company adopted EITF 06-4 as of January 1, 2008, through a cumulative effect adjustment as a liability and a decrease to retained earnings of $75,000. Effective January 1, 2008, an expense will be recorded as the remaining benefit is earned with a corresponding addition to the post retirement benefit obligation. The amount of the expense for 2008 is expected to be approximately $12,000 for the period from retirement to the estimated date of death for the participants, this liability is reversed into income.

In September 2006, the FASB issued SFAS No. 157 (FAS 157), *Fair Value Measurements*, which provides enhanced guidance for using fair value to measure assets and liabilities. FAS 157 establishes a common definition of fair value, provides a framework for measuring fair value under U.S. GAAP and expands disclosure requirements about fair value measurements. FAS 157 is effective for financial statements issued in fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company has evaluated the impact of the adoption of FAS 157 and determined there is not a material impact on its financial statement and disclosures.

In February 2007, the FASB issued SFAS No. 159 (FAS 159), *The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115.* FAS 159 allows companies to report selected financial assets and liabilities at fair value. The changes in fair value are recognized in earnings and the assets and liabilities measured under this methodology are required to be displayed separately in the balance sheet. The main intent of the Statement is to mitigate the difficulty in determining reported earnings caused by a "mixed-attribute model" (or reporting some assets at fair value and others using a different valuation attribute such as amortized cost). The project is separated into two phases. This first phase addressed the creation of a fair value option for financial assets and liabilities. A second phase will address creating a fair value option for selected non-financial items. FAS 159 is effective for all financial statements issued for fiscal years beginning after November 15, 2007. The Company has evaluated the impact of the adoption of FAS 159 and determined there is not a material impact on its financial statement and disclosures.

(Table dollar amounts in thousands)

In December 2007, the FASB issued SFAS No. 141R (FAS 141R), *Business Combinations*, which revises FAS 141 and changes multiple aspects of the accounting for business combinations. Under the guidance in FAS 141R, the acquisition method must be used, which requires the acquirer to recognize most identifiable assets acquired, liabilities assumed, and non-controlling interests in the acquiree at their full fair value on the acquisition date. Goodwill is to be recognized as the excess of the consideration transferred plus the fair value of the non-controlling interest over the fair values of the identifiable net assets acquired. Subsequent changes in the fair value of contingent consideration classified as a liability are to be recognized in earnings, while contingent consideration classified as equity is not to be re-measured. Costs such as transaction costs are to be excluded from acquisition accounting, generally leading to recognizing expense and, additionally, restructuring costs that do not meet certain criteria at acquisition date are to be subsequently recognized as post-acquisition costs. FAS 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is currently evaluating the impact that this issuance will have on its financial position and results of operation; however, it anticipates that the standard will lead to more volatility in the results of operations during the periods subsequent to an acquisition.

In December 2007, the FASB issued SFAS No. 160 (FAS 160), *Non-controlling Interest in Consolidated Financial Statements – an amendment of ARB No. 51*. FAS 160 requires that a non-controlling interest in a subsidiary (i.e. minority interest) be reported in the equity section of the balance sheet instead of being reported as a liability or in the mezzanine section between debt and equity. It also requires that the consolidated income statement include consolidated net income attributable to both the parent and non-controlling interest of a consolidated subsidiary. A disclosure must be made on the face of the consolidated income statement of the net income attributable to the parent and to the non-controlling interest. Also, regardless of whether the parent purchases additional ownership interest, sells a portion of its ownership interest in a subsidiary or the subsidiary participates in a transaction that changes the parent's ownership interest, as long as the parent retains controlling interest, the transaction is considered an equity transaction. FAS 160 is effective for annual periods beginning after December 15, 2008. The Company is currently evaluating the impact that this standard will have on its financial position and results of operations.

Note 25: Subsequent Events

On October 16, 2007, the Company approved plans to merge Farmers State Bank of Northern Missouri with Mercantile Trust & Savings Bank, both of which are wholly owned subsidiaries of the Company. Mercantile Trust & Savings Bank also received approval from bank regulatory agencies to change its name to Mercantile Bank effective January 1, 2008. Farmers is located in Savannah and St. Joseph, Missouri, and will begin operating under the Mercantile Bank name in April 2008.

In February 2008, the Company announced the opening of a loan production office in Carmel, Indiana. This is the Company's first facility in Indiana. This office will be an adjunct of Mercantile Bank and the current plans are to develop this office into a full service facility.

(Table dollar amounts in thousands)

Note 26: Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:

Condensed Balance Sheets

	December 31, 2007	December 31, 2006
Assets		
Cash	$ 250	$ 214
Investment in common stock of subsidiaries	173,696	142,432
Available-for-sale securities	11,521	11,130
Equity method investments in common stock	—	4,119
Cost method investments in common stock	4,412	2,195
Core deposit intangibles	831	1,427
Other	4,069	3,715
Total assets	$ 194,779	$ 165,232
Liabilities		
Long-term debt	$ 22,000	$ 21,185
Junior subordinated debentures	61,858	41,239
Deferred income tax	1,944	1,844
Other	695	306
Total liabilities	86,497	64,574
Stockholders' Equity	108,282	100,658
Total liabilities and stockholders' equity	$ 194,779	$ 165,232

(Table dollar amounts in thousands)

Condensed Statements of Income

	Years Ended December 31,		
	2007	2006	2005
Income			
Dividends from subsidiaries	$ 15,679	$ 4,840	$ 7,150
Income (loss) on equity method investments	(6)	251	182
Net gains on sale of equity and cost method investments	2,775	4,318	—
Other income	449	17	2
Total income	18,897	9,426	7,334
Expenses			
Other expenses	6,957	4,331	2,764
Total expenses	6,957	4,331	2,764
Income Before Income Tax and Equity in Undistributed Income of Subsidiaries	11,940	5,095	4,570
Income Tax Expense (Benefit)	(1,510)	316	(953)
Income Before Equity in Undistributed Income of Subsidiaries	13,450	4,779	5,523
Equity in Undistributed Income of Subsidiaries	(3,449)	5,540	3,981
Net Income	$ 10,001	$ 10,319	$ 9,504

(Table dollar amounts in thousands)

Condensed Statements of Cash Flows

	Years Ended December 31,		
	2007	2006	2005
Operating Activities			
Net income	$ 10,001	$ 10,319	$ 9,504
Items not requiring (providing) cash			
(Income) loss on equity method investment	6	(251)	(182)
Amortization of core deposit intangibles	161	230	161
Equity in undistributed income of subsidiaries	3,449	(5,540)	(3,981)
Deferred income taxes	(250)	1,530	—
Gain on sale of equity and cost method investments	(2,775)	(4,319)	—
Net change in			
Other assets	(354)	(1,407)	(102)
Other liabilities	1,358	(48)	353
Net cash provided by operating activities	11,596	514	5,753
Investing Activities			
Cash paid for additional shares of Mid-America	(611)	—	(4,668)
Purchase of equity method investments in common stock	—	—	(2,986)
Proceeds from sales of equity method investments	6,791	1,347	—
Purchase of cost method investments in common stock	(2,217)	(500)	(1,501)
Payments for investments and advances to subsidiaries	(1,750)	(2,800)	—
Purchase of available-for-sale securities	(1,240)	(1,959)	—
Cash paid in acquisition of HNB	(31,301)	—	—
Cash paid in acquisition of Royal Palm	—	(42,816)	—
Net cash used in investing activities	(30,328)	(46,728)	(9,155)
Financing Activities			
Proceeds from long-term debt	15,650	17,250	—
Repayment of long-term debt	(14,835)	—	(4,098)
Proceeds from issuance of junior subordinated debentures	20,619	30,929	10,310
Purchase of treasury stock	(569)	(367)	(836)
Dividends paid	(2,097)	(1,871)	(1,757)
Dividends paid on minority shares	—	—	(54)
Net cash provided by financing activities	18,768	45,941	3,565
Net Change in Cash	36	(273)	163
Cash at Beginning of Year	214	487	324
Cash at End of Year	$ 250	$ 214	$ 487

Exhibits

Exhibit 21

List of Subsidiaries

Name	State of Incorporation
Mercantile Trust & Savings Bank	Illinois
Marine Bank & Trust	Illinois
Perry State Bank	Missouri
Brown County State Bank	Illinois
Farmers State Bank of Northern Missouri	Missouri
Mid-America Bancorp, Inc.	Kansas
Heartland Bank	Kansas
Mercantile Investments, Inc.	Delaware
Royal Palm Bancorp, Inc.	Florida
Royal Palm Bank of Florida	Florida
HNB Financial Services, Inc.	Missouri
HNB National Bank	Missouri

EXHIBIT 31.1

Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Ted T. Awerkamp, President and Chief Executive Officer of the registrant, certify that:

1. I have reviewed this annual report on Form 10-K of Mercantile Bancorp, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 17, 2008

/s/ Ted T. Awerkamp
Ted T. Awerkamp
President and Chief Executive Officer

EXHIBIT 31.2

Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Michael P. McGrath, Executive Vice President, Treasurer, Secretary and Chief Financial Officer of the registrant, certify that:

1. I have reviewed this annual report on Form 10-K of Mercantile Bancorp, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 17, 2008

/s/ Michael P. McGrath
Michael P. McGrath
Executive Vice President, Treasurer, Secretary and Chief
Financial Officer

EXHIBIT 32.1

Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the annual report of Mercantile Bancorp, Inc. (the "Company") on Form 10-K for the period ending December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Ted T. Awerkamp, President and Chief Executive Officer of the Company, certify, to the best of my knowledge, pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the report fairly presents, in all material respects, the financial condition and operating results of the Company.

/s/ Ted T. Awerkamp
Ted T. Awerkamp
President and Chief Executive Officer

March 17, 2008

EXHIBIT 32.2

Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to *Section 906 of the* Sarbanes-Oxley Act of 2002

In connection with the annual report of Mercantile Bancorp, Inc. (the "Company") on Form 10-K for the period ending December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Michael P. McGrath, Executive Vice President, Treasurer, Secretary and Chief Financial Officer of the Company, certify, to the best of my knowledge, pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the report fairly presents, in all material respects, the financial condition and operating results of the Company.

/s/ Michael P. McGrath
Michael P. McGrath
Executive Vice President,
Treasurer, Secretary and
Chief Financial Officer

March 17, 2008

2008

NOTICE OF ANNUAL MEETING • PROXY STATEMENT

MERCANTILE BANCORP, INC.

Mercantile Bancorp, Inc.
200 North 33rd Street
Quincy, IL 62301

April 15, 2008

Dear Stockholder:

You are cordially invited to attend the annual meeting of stockholders of Mercantile Bancorp, Inc., to be held at Mercantile Bank, located at 200 North 33rd Street, Quincy, Illinois, on May 19, 2008, commencing at 2 p.m., local time. The business to be conducted at this meeting is described in the accompanying notice of annual meeting and proxy statement and includes the following items:

1. Election of the eight directors of our Company, each to hold office until the 2009 annual meeting of the stockholders;

2. Approval of the 2008 Equity Incentive Plan; and

3. Ratification of the selection of the accounting firm of BKD, LLP as the independent auditors of our Company for the year ending December 31, 2008.

In addition, there will be an opportunity to meet with members of senior management and review the business and operations of our Company. Your Board of Directors joins with me in urging you to attend the meeting and recommends you vote "FOR" items 1, 2, and 3. Whether or not you plan to attend the meeting, however, please sign, date and return the enclosed proxy card promptly. A prepaid return envelope is provided for this purpose. You may also vote via the internet or telephone, which methods are explained in more detail in the proxy statement. You may revoke your proxy in the manner described in the proxy statement at any time before it is exercised, and it will not be used if you attend the meeting and prefer to vote in person.

Sincerely yours,

Ted T. Awerkamp
President and Chief Executive Officer

TABLE OF CONTENTS

Mercantile Bancorp, Inc.
200 North 33rd Street
Quincy, Illinois 62301

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON May 19, 2008

NOTICE IS HEREBY GIVEN that the annual meeting of the stockholders of Mercantile Bancorp, Inc., a Delaware corporation, will be held at Mercantile Bank, located at 200 North 33rd Street, Quincy, Illinois, on May 19, 2008, commencing at 2 p.m., local time, and thereafter as it may from time to time be adjourned, for the following purposes:

1. To elect the eight directors of our Company, each to hold office until the 2009 annual meeting of the stockholders and until their respective successors are duly elected and qualified or until their respective earlier resignation or removal;

2. To approve the 2008 Equity Incentive Plan;

3. To ratify the selection of the accounting firm of BKD, LLP as the independent auditors of our Company for the year ending December 31, 2008; and

4. To transact such other business as properly may come before the meeting.

Our Board of Directors has fixed the close of business on April 8, 2008 as the record date for determination of the stockholders entitled to notice of, and to vote at, the annual meeting.

All stockholders are cordially invited to attend the meeting. Whether or not you intend to be present at the meeting, our Board of Directors solicits you to sign, date and return the enclosed proxy card promptly. A prepaid return envelope is provided for this purpose. You may also vote via the internet or telephone, which methods are explained in more detail in the proxy statement. You may revoke your proxy in the manner described in the proxy statement before it is exercised, and it will not be used if you attend the meeting and prefer to vote in person. Your vote is important, and all stockholders are urged to be present in person or by proxy.

By Order of the Board of Directors

Ted T. Awerkamp
President and Chief Executive Officer

April 15, 2008
Quincy, Illinois

PLEASE SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENVELOPE PROVIDED, WHETHER OR NOT YOU EXPECT TO ATTEND THE ANNUAL MEETING IN PERSON. YOU MAY REVOKE YOUR PROXY IN THE MANNER DESCRIBED IN THE PROXY STATEMENT PRIOR TO THE MEETING, OR IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AT THAT TIME, IF YOU WISH.

Mercantile Bancorp, Inc.
200 North 33rd Street
Quincy, Illinois 62301

PROXY STATEMENT

ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD May 19, 2008

INTRODUCTION

The Board of Directors of Mercantile Bancorp, Inc. (the "Company") solicits your proxy for use at the annual meeting of stockholders to be held on May 19, 2008, and at any adjournment or adjournments thereof. The annual meeting will commence at 2 p.m., local time, and will be held at Mercantile Bank, located at 200 North 33rd Street, Quincy, Illinois.

Our Company is a multi-bank holding company based in Quincy, Illinois. Through our majority-owned subsidiaries, now consisting of three banks in Illinois, three banks in Missouri and one bank in each of Kansas and Florida, the Company conducts full-service commercial and consumer banking business, engages in mortgage banking, trust services and asset management, and provides other financial services and products. Those banking organizations are Mercantile Bank, Marine Bank & Trust and Brown County State Bank, all in Illinois; Farmers State Bank of Northern Missouri, Perry State Bank and HNB Financial Services, Inc., sole shareholder of HNB National Bank, all in Missouri; Mid-America Bancorp, Inc., sole shareholder of Heartland Bank, in Kansas; and Royal Palm Bancorp, Inc., sole shareholder of Royal Palm Bank of Florida. In addition, our Company maintains a loan production office in Carmel, Indiana, through Mercantile Bank and has minority investments (less than 50% of the total voting power) in ten banking organizations in Missouri, Georgia, Florida, North Carolina, Colorado, California and Tennessee. More information is available on the Company's website at www.mercbanx.com.

Our principal executive offices are located at 200 North 33rd Street, Quincy, Illinois, 62301. This proxy statement and the enclosed form of proxy were first mailed to stockholders on or about April 15, 2008.

INFORMATION ABOUT THE MEETING AND VOTING

Purposes of the Meeting

The purposes of the annual meeting are:

- to elect the eight directors of our Company, each to hold office until the 2009 annual meeting of the stockholders of our Company and until their respective successors are duly elected and qualified or until their respective earlier resignation or removal;
- to approve the 2008 Equity Incentive Plan;
- to ratify the selection of the accounting firm of BKD, LLP as the independent auditors of our Company for the year ending December 31, 2008; and
- to transact such other business as may properly come before the annual meeting.

Stockholders Entitled to Vote at the Meeting

Stockholders of record of our common stock as of the close of business on April 8, 2008, are entitled to notice of, and to vote at, the annual meeting or any adjournment or adjournments thereof. As of this record date, 8,709,655 shares of our Company's common stock, $0.4167 par value per share, were issued and outstanding. Each issued and outstanding share of common stock as of the record date is entitled to one vote on each matter properly to come before the annual meeting and can be voted only if the record owner is present in person at the meeting or represented by proxy. The Company has no other authorized series of common stock and no authorized preferred stock.

Voting by Proxy by Mail

This proxy statement is being sent to you by our Board of Directors for the purpose of requesting that you allow your shares of common stock to be represented at the annual meeting by the persons named in the enclosed proxy card. We urge you to complete, date and sign the enclosed form of proxy and return it promptly in the enclosed postage prepaid envelope. If you properly complete and sign your proxy card and send it to us so that it is received in time to vote, the shares represented by your proxy will be voted as you have directed. If you sign the proxy card but do not make specific voting instructions, your shares will be voted as follows:

- "FOR" the election of the Board's nominees for director named in this proxy statement;
- "FOR" the approval of the 2008 Equity Incentive Plan; and
- "FOR" ratification of the selection of the accounting firm of BKD, LLP as our Company's independent auditors for the year ending December 31, 2008.

If any other matter is properly brought before the annual meeting, your shares will be voted in accordance with the discretion and judgment of the appointed proxies. A stockholder who has delivered a proxy by mail may revoke it before it is exercised at the annual meeting by (a) filing written notice of revocation with the Secretary of our Company, (b) executing and delivering to the Secretary of our Company a proxy card bearing a later date, (c) appearing at the annual meeting and voting in person after notifying the Secretary in advance of your intent to vote in person, or (d) following the revocation procedures or proxy voting procedures (to submit a later-dated proxy) via the internet or telephone by using the internet address and telephone number mentioned below.

If you intend to revoke your proxy by filing a written notice of revocation or executing and delivering a proxy card bearing a later date, such notice or later-dated proxy must be received by the Secretary no later than 10 a.m. on Friday, May 16, 2008, in order to be valid. If you intend to appear at the annual meeting and vote in person instead of by a proxy that has already been delivered to the Company, then you must notify the Secretary no later than 10 a.m. on Friday, May 16 2008, of your intention to attend in person and that your proxy is thus revoked. Revocations or later-dated proxies via the internet or telephone must be made by 11:59 p.m. (central time), Saturday, May 17, 2008, in order to be effective. Any revocations or later-dated proxies received after these deadlines will be disregarded.

Many stockholders hold their shares through a stockbroker, bank, or other nominee rather than directly in their own name. If you hold your shares in one of these ways, you are considered a beneficial owner, not a record owner. Your broker or nominee should send you voting instructions for you to use in directing the broker or nominee on how to vote your shares. Your broker or nominee may allow you to deliver your voting instructions to them via the telephone or the internet. The Company also permits voting via the telephone or internet for record owners, as described in more detail below.

Voting by Proxy by the Telephone or Internet

This year we are again asking our stockholders to help save the Company money by voting their proxies via the internet or telephone, rather than by return mail.

If you are a beneficial owner, but not a record owner, you will receive instructions from your broker, bank or other nominee that you must follow in order to have your shares voted. Most institutions make internet or telephone voting options available to their beneficial owners, so please see the voting instructions from those institutions for specific information about how to vote via the internet or telephone.

If your shares are registered directly in your name with our transfer agent, Illinois Stock Transfer Company, you are considered the stockholder of record with respect to those shares, and these proxy materials are being sent directly to you. As the stockholder of record, you have the right to vote by proxy. We encourage our registered stockholders to vote:

By internet – http://www.illinoisstocktransfer.com and click on the heading "Internet Voting"; or

By touch-tone telephone – (800) 555-8140

Please have your proxy card in hand when you access the website or call the toll-free number. You will be prompted to enter your Voter Control Number, which is located just above your name on the front of the proxy card. Then you can follow the directions provided.

If you elect to vote via the internet or telephone, only votes cast no later than 11:59 p.m. (central time) on Saturday, May 17, 2008, will be accepted. If you vote via the internet or telephone and wish to revoke your proxy, you can make the revocation by internet or telephone, using the website or telephone number listed above, or by following one of the other procedures for revocation of mailed proxies set forth above under "Voting by Proxy by Mail," provided that you meet the requirements and deadlines listed.

Electronic Delivery of Proxy Materials

This proxy statement, proxy card and our 2007 Annual Report to Stockholders are available in advance of the annual meeting in the "Investor Relations" section of our Company's website at www.mercbanx.com. Most stockholders can elect to view proxy statements and annual reports over the internet instead of receiving paper copies in the mail. Doing so will save the Company printing and mailing expense.

If you are a stockholder of record, you may choose this option and save our Company the cost of printing and mailing these documents in the future by enrolling at any time throughout the year at www.mercbanx.com. When viewing the website, proceed to the "Investor Relations" tab and follow the enrollment instructions for "Electronic Delivery of Proxy Materials". If, however, you hold your shares through a bank, broker, or other holder of record, please refer to the information provided by that entity for instructions on how to elect to access future proxy statements and annual reports over the internet. Such an option may or may not be available to beneficial owners, depending upon the procedures followed by the bank, broker or other holder of record.

If you choose to view future proxy statements, proxy cards and annual reports over the internet, you will receive an e-mail message next year containing the internet address to access our Company's proxy statement, proxy card and annual report. You do not have to elect internet access each year. To view, cancel or change your enrollment profile, please go to the "Investor Relations" section of our website at www.mercbanx.com. Your choice will remain in effect until you indicate otherwise. If in previous years you enrolled under www.InvestorDelivery.com (which is a former means utilized by the Company to deliver proxy materials electronically), you will need to reenroll this year under our website to continue to obtain proxy materials electronically.

Attending the Meeting and Voting in Person

You may attend the annual meeting regardless of whether you have elected to vote your shares by proxy. If your shares are held in the name of your broker, bank or other nominee (commonly referred to as being held in "street" name), proof of your beneficial ownership may be required before you will be admitted to the meeting. Examples of proof of ownership are a recent brokerage statement or a letter from a bank or broker.

If you attend the annual meeting and wish to vote in person, we will give you a ballot when you arrive. If you want to vote shares of common stock that are held in street name in person at the meeting, you will have to obtain a written proxy in your name from the broker, bank or other nominee who holds your shares and present this proxy at the meeting.

Quorum Requirement

A quorum of stockholders is necessary to hold a valid meeting. The presence in person or by proxy of stockholders holding a majority of the total outstanding shares of our Company's common stock will constitute a quorum at the annual meeting. Shares of common stock represented by a proxy that directs that the shares be voted to abstain or to withhold a vote on matters will nevertheless be counted in determining whether a quorum is present. Shares of common stock as to which there is a "broker non-vote" will also be counted as present or represented at the meeting for purposes of determining a quorum, even though shares represented by "broker non-votes" will not be deemed entitled to vote on those matters as to which the broker does not have authority to vote such shares. "Broker non-votes" are proxies submitted by brokers that do not indicate a vote for some or all of the proposals because the broker has not received instructions as to how to vote on those proposals and does not have discretionary voting authority with respect to such proposals. If a quorum should not be present, the annual meeting may be adjourned from time to time until a quorum is obtained.

Required Vote to Approve Each Proposal

Election of Directors. Directors are elected by a plurality of the votes cast, in person or by proxy, by stockholders entitled to vote at the annual meeting for that purpose. A "plurality" means receiving a higher number of votes than any other candidate. In other words, the eight nominees receiving the most "FOR" votes will be elected director. Stockholders can withhold authority to vote for one or more nominees for director. Votes withheld from a particular nominee may under particular circumstances have an effect on the election of directors or result in the defeat of one or more of the Board's nominees if there are nominees for Board seats other than the Board's nominees. For the 2008 annual meeting, there are no director nominees other than the Board's nominees. Stockholders do not have cumulative voting rights in the election of directors, meaning they cannot aggregate their votes for any one or more nominees.

Approval of the 2008 Equity Incentive Plan. The affirmative vote of a majority of the votes cast is required for the approval of the 2008 Equity Incentive Plan. Any stockholder represented in person or by proxy at the meeting and entitled to vote on the subject matter may elect to abstain from voting on this proposal. If so, such abstention will not be counted as a vote cast on the item and, therefore, will have no effect on the outcome of the vote on the item. Provided there is a quorum of stockholders present in person or by proxy, stockholders not attending the meeting, in person or by proxy, will also have no effect on the outcome of this proposal.

Ratification of Auditors. The affirmative vote of a majority of the votes cast is required for the ratification of the selection of BKD, LLP as our independent auditors for the year ending December 31, 2008. Any stockholder represented in person or by proxy at the meeting and entitled to vote on the subject matter may elect to abstain from voting on this proposal. If so, such abstention will not be counted as a vote cast on the item and, therefore, will have no effect on the outcome of the vote on the item. Provided there is a quorum of stockholders present in person or by proxy, stockholders not attending the meeting, in person or by proxy, will also have no effect on the outcome of this proposal.

Other Matters. The affirmative vote of a majority of the votes cast on any other matter is required for the approval of any such other matter as properly may come before the annual meeting or any adjournment thereof, unless the Company's certificate of incorporation or bylaws or applicable law requires otherwise. Stockholders whose shares are represented in person at the meeting may elect to abstain from voting on these proposals. If so, such abstention will not be counted as a vote cast on such proposal and, therefore, will have no effect on the outcome of the vote on the matter if the vote requirement is a majority of the votes cast. Provided there is a quorum of stockholders present in person or by proxy, stockholders not attending the meeting, by proxy or in person, will also have no effect on the outcome of these proposals under this vote requirement.

Effect of Broker Non-Votes. As previously stated, broker non-votes are proxies submitted by brokers that are not voted for some or all of the proposals because the broker has not received instructions as to how to vote on those proposals and does not have discretionary voting authority with respect to such proposals. Although such broker non-votes count for purposes of determining a quorum, broker non-votes do not count as shares represented in person or by proxy and entitled to vote on the proposals for which the broker does not have discretionary authority to vote and has not received instructions on how to vote. Therefore, with respect to any proposals requiring the affirmative vote of a majority of the votes cast, in person or by proxy at the meeting, (such as Items 2 and 3 in this proxy statement) or a plurality of the votes cast in person or by proxy (such as Item 1 in this proxy statement), broker non-votes will have no effect upon the outcome of the vote. With respect to any proposals requiring the affirmative vote of a designated percentage of all outstanding shares entitled to vote or of a quorum (there are no such proposals for the 2008 annual meeting), broker non-votes will be the equivalent of a vote "AGAINST" such proposals.

Solicitation of Proxies

Our Board of Directors is making this solicitation of proxies for the annual meeting. The Company will bear all costs of such solicitation, including the cost of preparing and mailing this proxy statement and the enclosed form of proxy. After the initial mailing of this proxy statement, proxies may be solicited by mail, telephone, facsimile transmission or personally by directors, officers, employees or agents of the Company or its subsidiaries.

Brokerage houses and other custodians, nominees and fiduciaries will be requested to forward soliciting materials to beneficial owners of shares held of record by them, and the Company will pay their reasonable out-of-pocket expenses. The Company has engaged the Illinois Stock Transfer Company to act as its transfer agent, and the Company will thus bear any costs related to the transfer agent's services.

A list of stockholders entitled to vote at the annual meeting will be available for examination at least ten days prior to the date of the annual meeting during normal business hours at the principal place of business of the Company located at 200 North 33rd Street, Quincy, Illinois. The list also will be available at the annual meeting.

ITEM 1

ELECTION OF DIRECTORS

The Board of Directors

The first item to be submitted to a vote at the annual meeting is the election of eight (8) directors of the Company, each to serve for a term of one year to expire at the 2009 annual meeting of stockholders. Our Board of Directors currently consists of eight (8) members, as follows, all of whom have been nominated for reelection: Ted T. Awerkamp, Dan S. Dugan, Michael J. Foster, William G. Keller, Jr., Frank H. Musholt, Dennis M. Prock, Walter D. Stevenson III and James W. Tracy.

Unless authority to vote for the nominees or a particular nominee is withheld, all shares represented by properly executed proxies in the form enclosed will be voted for the election of these eight nominees as directors. In the event that one or more of the nominees should become unavailable for election prior to the meeting, the shares represented by properly executed proxies in the enclosed form will be voted for the election of such substitute nominee or nominees as may be designated by the Board of Directors, unless the authority to vote for all nominees or for the particular nominee who has ceased to be a candidate has been withheld. Each of the nominees has indicated his willingness to serve as a director if elected, and the Board of Directors has no reason to believe that any nominee will be unavailable for election.

The Board of Directors recommends unanimously that you vote "FOR" the election of Ted T. Awerkamp, Dan S. Dugan, Michael J. Foster, William G. Keller Jr., Frank H. Musholt, Dennis M. Prock, Walter D. Stevenson III and James W. Tracy as directors.

Information on Nominees

The following table sets forth certain information with respect to each person nominated by the Board of Directors for election as a director at the annual meeting.

Name	Age	Position With our Company	Company Director Since
Ted T. Awerkamp	50	President and CEO, Director	1994
Dan S. Dugan	67	Chairman, Director	1983
Michael J. Foster	60	Director	2003
William G. Keller, Jr.	59	Director	1983
Frank H. Musholt	68	Director	1984
Dennis M. Prock	53	Director	2006
Walter D. Stevenson III	68	Director	1983
James W. Tracy	53	Director	2007

The business experience during at least the last five years of each person nominated by the Board of Directors is as follows:

Ted T. Awerkamp was named President and Chief Executive Officer of the Company as of March 1, 2007. Prior to that date, he served as Vice President and Secretary of the Company (since 1994) and as President and CEO of Mercantile Bank (since 2005). He served as Executive Vice President and Chief Operating Officer of Mercantile Bank from 1993 to 2005. Prior to 1993, he served as Vice President of Mercantile Bank and as President, Chief Executive Officer and a director of the former State Security Bank of Hamilton (now merged with Marine Bank & Trust). Mr. Awerkamp has been a member of the Board of Directors of the Company and Mercantile Bank since 1994 and is the Chairman of the Board of Mercantile Bank. Mr. Awerkamp is also a director of the following subsidiaries of the Company: Marine Bank & Trust, Brown County State Bank, HNB Financial Services, Inc. (and its subsidiary HNB National Bank), and Royal Palm Bancorp, Inc. (and its subsidiary Royal Palm Bank of Florida, both of which he is Chairman).

Dan S. Dugan is the Chairman of the Board of the Company, a position he has held since 1983. He also serves as a consultant to the Company. He retired as President and CEO of the Company on February 28, 2007, after serving in such positions since 1983. He was also President and CEO of Mercantile Bank from 1980 to 2005 and Chairman of the Board of Mercantile Bank from 1980 to February 2007. Mr. Dugan is also a director of the following subsidiaries of the Company: Mercantile Bank, Perry State Bank, Farmers State Bank of Northern Missouri, Mid-America Bancorp, Inc. (and its subsidiary Heartland Bank), HNB Financial Services, Inc. (and its subsidiary HNB National Bank), and Royal Palm Bancorp, Inc. (and its subsidiary Royal Palm Bank of Florida).

Michael J. Foster is a retired agribusiness executive. He was President of ADM Alliance Nutrition, Inc. ("ADM Alliance"), a subsidiary of Archer-Daniels-Midland Company, from 1998 through 2004. ADM Alliance is headquartered in Quincy, Illinois, and manufactures and sells livestock feeds nationally and internationally. Mr. Foster has served as a director of the Company and of Mercantile Bank since 2003.

William G. Keller, Jr., is a partner with the law firm of Schmiedeskamp, Robertson, Neu & Mitchell LLP, located in Quincy, Illinois, which acts as outside counsel to the Company and its subsidiaries. Mr. Keller has been a director of the Company since 1983 and Mercantile Bank since 1982.

Frank H. Musholt is Vice President and General Manager of Hollister-Whitney Elevator Corporation ("Hollister-Whitney"), a manufacturer and seller of elevators and elevator equipment. He has also served as the Secretary and Treasurer of Hollister-Whitney since 1969. Mr. Musholt has been a director of the Company and Mercantile Bank since 1984.

Dennis M. Prock is chairman of the board and founder of For Your Convenience, one of the largest distributors of convenience store equipment in the country, which since 1986 has manufactured millwork, walk-in coolers and graphics for major convenience store chains across America. Mr. Prock has been chairman of For Your Convenience since 1986 and served as its President from 1986 to 2004. From 1995 through 2002, he also served as President of Huck Store Fixture Co. in Quincy, Illinois. Mr. Prock is involved in numerous business enterprises in Missouri and Illinois. Mr. Prock has been a director of the Company and Mercantile Bank since 2006 and serves as a director of the Company's indirect subsidiary Royal Palm Bank of Florida.

Walter D. Stevenson III is a retired physician in Quincy, Illinois, and the former president of the Quincy Medical Group, a multi-specialty medical group located in Quincy. Dr. Stevenson has been a director of the Company since 1983 and of Mercantile Bank since 1976.

James W. Tracy is Senior Vice President and General Counsel of Dot Foods, Inc., a redistributor of food products from manufacturers to distributors throughout the United States. He has served Dot Foods, Inc. since 1980 and, prior to taking his current position in 2002, he was Senior Vice President of Operations. Mr. Tracy has been a director of the Company's subsidiary Brown County State Bank in Mt. Sterling since 2000 and a director of the Company since 2007.

There is no arrangement or understanding between any director and any other person pursuant to which such director was selected as a director.

ITEM 2

APPROVAL OF
THE 2008 EQUITY INCENTIVE PLAN

A proposal will be presented at the Company's annual meeting to approve the Mercantile Bancorp, Inc. 2008 Equity Incentive Plan (the "Equity Plan"). The Company's Board of Directors approved the Equity Plan on February 25, 2008, subject to stockholder approval. A summary of the material provisions of the Equity Plan is set forth below. A copy of the Equity Plan is set forth as Appendix A.

Purpose

The Equity Plan was established by the Company's Board of Directors to promote the long-term financial success of the Company, to attract, retain and reward persons who can and do contribute to such success, further align the participants' interests with those of the Company's stockholders and to allow the Company to provide competitive total compensation opportunities to such persons. The Company has no equity plans in place currently.

Administration

The Board has determined that the Equity Plan will be administered by the Compensation Committee of the Board of Directors (the "Committee"), which, pursuant to its charter, is charged with approving compensation payable to executive officers and other key employees and, specifically, the administration of the Company's equity incentive plans, if any, including making awards under the plans. The Committee will select award recipients from the eligible participants, determine the types of awards to be granted, and determine the applicable terms, conditions, performance criteria, restrictions and other provisions of such awards, including any vesting or accelerated vesting requirements or conditions applicable to an award or awards. However, the Board of Directors, if it desires, may exercise the authority to determine plan awards directly, especially with respect to non-employee directors of the Company and its subsidiaries, as well as the number and type of such awards. All references hereafter to the Committee will include the Board of Directors to the extent the Board exercises authority to make grants or other determinations under the Plan. The Committee will have the authority to interpret the plan and to define plan terms, and its decisions in such matters will be final and binding.

General

The Equity Plan provides considerable flexibility in the types of stock-based awards that may be granted thereunder. However, the plan does not authorize the grant of stock options or stock appreciation rights. It is expected that a principal form of the award under the plan will be restricted stock, that is, shares of the Company's common stock that are non-transferable by the recipient until the vesting date or dates of the award and are subject to forfeiture if the recipient's employment or service with the Company or its subsidiaries terminates before vesting. Other types of awards specifically authorized under the plan include restricted stock units, performance shares, performance units, bonus shares and stock units. Any award granted under the Equity Plan, including restricted stock, may also be conditioned upon the achievement by the Company or its subsidiaries or business units of one or more performance measures during the vesting period of the award. If an award is a performance-based award, the performance feature in some cases may be structured so as to satisfy the provisions of Section 162(m) of the Internal Revenue Code, with favorable tax consequences for the Company. See "Performance-Based Awards," below.

Subject to permitted adjustments for certain corporate transactions, the maximum number of shares that may be delivered to participants, or their beneficiaries, under the Equity Plan is 260,000 shares of the Company's common stock. This represents approximately 3% of the Company's outstanding shares at present. The number of shares reserved for issuance under the Equity Plan was established by the Board taking into consideration the practices of the Company's competitors in its industry and market regarding compensatory stock plans. An overhang analysis was prepared for the Board by an independent compensation consultant evaluating the overhang impact of the Equity Plan and comparing it to that of eighteen other banking institutions, all with assets ranging from $1.1 billion to $2.4 billion and with a median asset size of $1.5 billion. "Overhang" refers to the number of shares reserved for issuance under a company's equity plans, pursuant to both outstanding awards and authorized but ungranted awards under such plans, as a percentage of the total number of shares outstanding. That peer group analysis reflected that plan shares typically range from 6.1% and 10.0% of total shares outstanding, at the 25th and

75th percentiles of that group, respectively. It was determined by the Board that the level of shares approved provided an overhang that was very conservative relative to similar financial institutions but gave the Board sufficient flexibility to use equity awards as a meaningful component of the overall compensation program of the Company.

To the extent that any shares of stock covered by an award under the Equity Plan are forfeited or are not delivered because the award is forfeited, canceled, or settled in cash (if settlement in cash is an option permitted by the award grant), such shares will not be deemed to have been delivered for purposes of determining the maximum number of shares of stock available for delivery under the plan.

Except as provided otherwise upon grant, awards granted under the Equity Plan are not transferable except as designated by the participant by will or by the laws of descent and distribution or pursuant to a qualified domestic relations order, as defined in the Internal Revenue Code and ERISA. The Committee has the discretion to permit the transfer of awards under the Equity Plan; provided that such transfers shall be limited to immediate family members of participants, trusts and partnerships established for the primary benefit of such family members, or charitable organizations, and provided that such transfers are not made for consideration to the participant.

The Equity Plan will be effective when approved by stockholders. If approved, the plan will continue in effect until terminated by the Committee; provided, however, that no awards may be granted under the plan after the tenth anniversary of the effective date. Any awards that are outstanding after the tenth anniversary of the effective date shall remain subject to the terms of the plan.

The Committee may use shares of stock available under the Equity Plan as the form of payment for grants or rights earned or due under any other compensation plans or arrangements of the Company or a subsidiary, including the plans and arrangements of the Company or a subsidiary assumed in business combinations or other equity incentive plans of the Company or any subsidiary.

Share Adjustments

In the event of certain corporate transactions involving the stock of the Company (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination and exchange of shares), all share limitations under the plan (including the maximum number of shares issuable under the plan and the maximum number of shares issuable to any one participant in any one year as a Section 162(m) qualifying performance-based award) and the number of shares subject to all outstanding awards under the plan will automatically be adjusted proportionally and uniformly to reflect such event, subject to certain statutory limitations and to the authority of the Committee to make certain discretionary adjustments or to prevent certain automatic adjustments to preserve the benefits or potential benefits of outstanding awards.

Eligibility

Selected employees and directors of, and service providers to, the Company and its subsidiaries are eligible to become participants in the Equity Plan. As of December 31, 2007, the Company had a workforce of 415 full-time employees and 51 part-time employees. The Committee will determine the specific individuals who will be granted awards under the Equity Plan and the type and amount of any such awards.

Stock Awards

Generally, a stock award is a grant of shares of the Company's common stock or a right to receive shares of the Company's common stock, an equivalent amount of cash or a combination thereof in the future, subject to the satisfaction of certain conditions. Such awards may include, but are not be limited to, bonus shares, stock units, performance shares, performance units, restricted stock or restricted stock units or any other equity-based award as determined by the Committee, but not stock options or stock appreciation rights. The specific conditions, including performance measures, performance objectives or period of service requirements, are set by the Committee in its discretion. All such awards may be subject to acceleration of vesting, to the extent permitted in the grant, including, but not limited to, in the event of the participant's death, disability, retirement, or involuntary termination or due to a change in control.

Forfeiture

Unless specifically provided to the contrary upon grant, if a participant's service is terminated for cause, any outstanding unvested award held by such participant will be forfeited immediately and such participant will have no further rights under the award.

Performance-Based Awards

General

The Committee, in granting stock awards, may specify certain performance targets or measures that must be met by the Company or one of its subsidiaries or business units in order for the awards to vest. These performance measures, if attached to particular awards, typically will relate directly or indirectly to the financial success or well-being of the Company and will have as their general purpose further incentivizing the participants to achieve Company and personal success. In some cases, the Committee in establishing performance targets for performance-based stock awards, may seek to qualify such awards under Section 162(m) of the Internal Revenue Code, so as to provide the Company with favorable tax treatment upon the vesting of such awards. If so, such awards will be designated as Section 162(m) qualifying performance-based awards. See "Section 162(m) Deducibility of Certain Performance-Based Awards," below.

Performance Measures

The performance measures that may be used for such awards shall be based on any one or more of the following combined company, subsidiary, operating unit or division performance measures as selected by the Committee: earnings (*e.g.*, earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; or earnings per share); financial return ratios (*e.g.*, return on investment, return on invested capital, return on equity or return on assets); increase in revenue, operating or net cash flows; cash flow return on investment; total stockholder return; market share; net operating income, operating income or net income; debt load reduction; expense management; allowances for loan and lease losses; economic value added; stock price; book value; overhead; assets; achievement of balance sheet or income statement objectives; and strategic business objectives, consisting of one or more objectives based on meeting specific cost targets, business expansion goals and goals relating to acquisitions or divestitures. Goals may be expressed as absolute amounts, relative to performance against an external index or other companies, or in terms of improvement or growth. The terms of any award may provide that partial achievement of performance criteria may result in partial payment or vesting of the award. Additionally, in establishing the performance measures, the Committee may provide for the inclusion or exclusion of certain items.

Plan Limits Upon Grant or Distribution of Performance-Based Awards

To the extent that performance-based stock awards granted under the Equity Plan are designated by the Committee upon grant as Section 162(m) qualifying performance-based awards, certain limits will apply to such awards, as follows:

- the maximum number of shares of stock that may be covered by stock awards that are intended to be "performance-based compensation" which are granted to any one participant during any calendar year is twenty thousand (20,000) shares, subject to adjustment as described above under "Share Adjustments"; and

- the maximum amount of cash-settled awards intended to be "performance-based compensation" payable to any one participant with respect to any calendar year shall equal five hundred thousand dollars ($500,000).

Change In Control

Unless otherwise provided in an award agreement, upon the occurrence of a change in control, all stock awards shall be fully earned and vested. For purposes of the Equity Plan, a "change in control" is generally deemed to occur when (i) any person becomes the beneficial owner of 50% or more of the voting stock of the Company, (ii) a majority of the Board members serving as of the Equity Plan's effective date no longer serve as directors unless the new directors were nominated by a majority of the incumbent Board, (iii) the Company combines or merges with another company other than one of its affiliates and the beneficial owners of the Company's voting stock prior to the combination or merger do not beneficially own a majority of the voting stock of the combined or merged company thereafter, or (iv) a sale, assignment or transfer occurs of all or substantially all of the business or assets of the Company. In the event an award made under the Equity Plan constitutes "deferred compensation" for purposes of Section 409A of the Internal Revenue Code, and the settlement of or distribution of benefits under such award are triggered by a change in control, then such settlement or distribution shall be subject to the event constituting a change-in-control event permitted under Code Section 409A.

Amendment and Termination

The Committee or Board may at any time amend or terminate the Equity Plan or any award granted under the Equity Plan, provided that no amendment or termination may impair the rights of any participant holding a previously granted award without the participant's written consent. The Committee and Board may not amend the provision of the Equity Plan related to repricing, materially increase the original number of securities which may be issued under the Equity Plan (other than as provided in the Equity Plan), materially increase the benefits accruing to a participant, or materially modify the requirements for participation in the Equity Plan without approval of stockholders. Notwithstanding the foregoing, the Committee or Board may amend the Equity Plan at any time, retroactively or otherwise, to insure that the Equity Plan complies with current or future law without stockholder approval, and the Committee or Board may unilaterally amend the Equity Plan and any outstanding award, without participant consent, in order to avoid the application of, or to comply with, Section 409A of the Code, and its applicable regulations and guidance.

U.S. Federal Income Tax Considerations

The following is a summary of the U.S. federal income tax consequences that may arise in conjunction with participation in the Equity Plan.

Stock Awards

A participant who has been granted a stock award will not realize taxable income at the time of grant, provided that the stock subject to the award is not delivered at the time of grant, or if the stock is delivered, it is subject to restrictions that constitute a "substantial risk of forfeiture" for U.S. federal income tax purposes, and the participant has not filed a Section 83(b) election to be taxed currently. Upon the later of delivery or vesting of shares subject to an award (or the filing of a Section 83(b) election), the participant will realize ordinary income in an amount equal to the then fair market value of those shares and the Company will be entitled to a corresponding deduction. Gains or losses realized by the participant upon disposition of such shares will be treated as capital gains and losses, with the basis in such shares equal to the fair market value of the shares at the time of delivery or vesting (or the filing of the election). Dividends paid to the participant during the restriction period, if so provided, will also be compensation income to the participant and the Company will be entitled to a corresponding deduction.

Withholding of Taxes

The Company may withhold amounts from participants to satisfy withholding tax requirements. Except as otherwise provided by the Committee, participants may have shares withheld from awards or may tender previously owned shares to the Company to satisfy tax withholding requirements. The shares withheld from awards may only be used to satisfy the Company's minimum statutory withholding obligation.

Change in Control

Any acceleration of the vesting or payment of awards under the Equity Plan in the event of a change in control in the Company may cause part or all of the consideration involved to be treated as an "excess parachute payment" under the Code, which may subject the participant to a 20% excise tax and preclude deduction by the Company.

Section 162(m) Deductibility of Certain Performance-Based Awards

A U.S. federal income tax deduction for the Company will generally be unavailable for certain annual compensation paid to any of its five most highly compensated officers that exceeds statutory limitations (currently, $1 million). However, amounts that constitute "performance-based compensation" are not counted toward the limit. The Committee may determine that certain stock awards granted to participants are intended to be "performance-based compensation" as that term is used in Section 162(m) of the Internal Revenue Code. If so, such awards shall be designated as "Section 162(m) qualifying performance-based awards" and shall be conditioned on the achievement of one or more performance measures, to the extent required by Section 162(m) of the Internal Revenue Code. If such awards do qualify under Section 162(m), the compensation attributable to the awards upon vesting or delivery of the shares or cash subject thereto will be exempt from the limitations under Section 162(m) and thus will continue to be deductible to the Company for federal income tax purposes. At present, no executive officer of the Company receives compensation in excess of the statutory limitations.

Tax Advice

The preceding discussion is based on U.S. tax laws and regulations presently in effect, which are subject to change, and the discussion does not purport to be a complete description of the U.S. federal income tax aspects of the Equity Plan. A participant may also be subject to state and local taxes in connection with the grant of awards under the Equity Plan. The Company suggests that participants consult with their individual tax advisors to determine the applicability of the tax rules to the awards granted to them in their personal circumstances.

Other Items

If approved by stockholders, the number and types of awards to be made pursuant to the Equity Plan is subject to the discretion of the Committee and has not been determined at this time.

Adoption of this proposal requires the affirmative vote of a majority of the votes cast, in person or by proxy, by stockholders entitled to vote on the matter at the annual meeting.

The Board of Directors has unanimously approved the 2008 Equity Incentive Plan and unanimously recommends that its stockholders vote "FOR" the approval of the 2008 Equity Incentive Plan.

ITEM 3

RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

The third item to be submitted to a vote at the meeting is the ratification of the selection of our independent auditors. The Audit Committee of our Board of Directors has selected the independent certified public accounting firm of BKD, LLP as our Company's independent auditors to audit the books, records and accounts of our Company for the year ending December 31, 2008. Stockholders will be asked to ratify this decision.

BKD, LLP has served as our Company's independent auditors since 2001. A representative of BKD, LLP is expected to be present at the annual meeting. Such representative will have an opportunity to make a statement if he or she desires to do so and will be available to respond to appropriate questions.

Submission of the selection of the independent auditors to the stockholders for ratification is not required by the Company's certificate of incorporation, bylaws or applicable law. Nevertheless, the Board of Directors believes it is appropriate to give stockholders the opportunity to ratify the decision of the Audit Committee. Neither the Audit Committee nor the Board will be bound by the stockholders' vote at the meeting but may take the stockholders' vote into account in future determinations regarding the retention of an independent auditor. Also, submission of the matter to the stockholders this year will not limit the authority of the Audit Committee to appoint another independent certified public accounting firm to serve as independent auditors if the present auditors resign or their engagement otherwise is terminated.

Additional information relating to the independent auditor and the work of the Audit Committee is set forth below under the heading "Audit Committee Report and Independent Auditor Information."

The Board of Directors recommends unanimously that you vote "FOR" ratification of the selection of BKD, LLP.

CORPORATE GOVERNANCE

The business and affairs of the Company are managed under the direction of the Board of Directors. Members of the Board are kept informed of the Company's business through discussions with the Company's executive officers and other key employees, by reviewing materials provided to them and by participating in meetings of the Board and its committees.

The Board of Directors believes that the purpose of corporate governance is to ensure that we maximize shareholder value in a manner consistent with legal requirements. The Board has adopted corporate governance practices, which the Board and senior management believe promote this purpose. The Board and, in particular, its Nominating and Corporate Governance Committee periodically review these governance practices, both in light of prevailing good corporate governance practices generally and for purposes of ensuring compliance with the rules and listing standards of the American Stock Exchange and the regulations of the Securities and Exchange Commission.

Director Independence

The Board has determined that a majority of the current directors and all current members of the Nominating/Corporate Governance, Compensation, and Audit Committees are "independent" for purposes of Section 802 of the Amex Company Guide. Specifically, the Board has determined that the following directors are independent: Michael J. Foster, Frank H. Musholt, Dennis M. Prock, Walter D. Stevenson III and James W. Tracy. The Board based these determinations primarily on its review of the responses of the directors to questions regarding their personal history, their business and professional relationships with the Company as well as those of their families and their business affiliates, and other relationships they may have with management.

In making determinations of independence, the Board uses the definition of "independent" provided in Section 803 of the Amex Company Guide, including the objective measures of director independence established in that section. In applying this Amex definition of independence, the Board considers a wide range of subjective factors, including the following: personal relationships between the director and Company management, business relationships between the Company and the director (including the latter's immediate family members and controlled business interests) that do not exceed the dollar thresholds automatically resulting in loss of independence under the Amex guidelines but that nevertheless may be significant to one or both parties, and other relationships between the director and the Company or its management that may affect independent judgment. Chief among these other relationships are customer relationships that a director may have with the Company.

Generally, the Board does not believe that the mere existence of a traditional customer relationship between a director (including the director's immediate family and controlled business interests) and the Company, where, for example, the director is a borrower, depositor or trust customer of the Company, will jeopardize the independence of the director, except in cases where the dollar amount of the relationship or account in question is extraordinarily large or where the particular relationship or account is experiencing significant difficulties.

In reviewing the independence of the nominee directors, the Board determined that none of these individuals, directly or through their families or controlled companies, had an extraordinarily large or troubled customer relationship of any kind with the Company or its banks although several maintain deposit accounts of various types with us and/or have personal or corporate loans from us of a non-troubled nature. Moreover, none of the individuals deemed independent had any business relationships with us at all, directly or indirectly through their families or controlled businesses. Finally, none of the individuals deemed independent had personal ties to Company management that were considered by the Board to be so material as to compromise his independence.

The directors who were determined not to be independent were Mr. Awerkamp, because he is a current executive officer of the Company, Mr. Dugan, because he was an executive officer of the Company within the last three years, and Mr. Keller, because of the extent of his law firm's representation of the Company.

Executive Sessions of Independent Directors

The Company's Corporate Governance policies require the Board to provide for regular executive sessions including only independent directors. At least once a year, the Board holds an executive session including only independent directors. In addition, the Board's three principal committees, Nominating/Corporate Governance, Compensation and Audit, consist of only independent directors, and the chairmanship of these committees rotates among those directors. Therefore, each meeting of those committees permits the independent directors to address Company business in executive session to the extent desired, and each independent director has a significant role in setting committee agendas and conducting committee meetings.

Information Concerning the Board and Committees of the Board

Board Meetings; Attendance Record

In 2007 our Board of Directors held 13 regular meetings and one special meeting. Each director attended at least 75% of the regular meetings of the Board during the year and at least 75% of the meetings of committees of the Board on which he served (in each case for the period during which he served). All of the directors serving at the time attended the special Board meeting. Our directors discharge their responsibilities throughout the year, not only at Board and committee meetings, but through personal meetings and other communications with members of management and others regarding matters of interest and concern to our Company.

Our directors are expected to attend our annual meeting of stockholders absent a compelling reason, such as a family or medical emergency, but we do not otherwise have a policy regarding such attendance. All directors were present at the annual meeting of the stockholders held in May 2007. The Board of Directors typically holds its annual, organizational meeting immediately following the annual meeting of stockholders, which facilitates the directors' ability to attend the annual meeting of stockholders.

Board Committees

Our Board of Directors has established three standing committees: an Audit Committee, a Compensation Committee and a Nominating/Corporate Governance Committee. There currently are no other standing executive or other committees of our Board, or committees performing similar functions. The Board has determined that the current members of all three committees are "independent" under the guidelines set forth in the Amex Company Guide. The members and duties of each of these committees are described briefly below. A more complete description of each Committee's functions is provided in its charter which is available on our internet website in the "Corporate Governance" section under "Investor Relations" at www.mercbanx.com.

Audit Committee. The Audit Committee consists of Messrs. Foster, Prock and Musholt and Dr. Stevenson. The Committee acts on behalf of the Board in reviewing the financial statements of the Company and in approving and overseeing the relationship between the Company and its independent auditor. In addition to monitoring the scope and results of audit and non-audit services rendered by our independent auditor, the committee reviews the adequacy of internal controls, internal auditing and the results of examinations made by supervisory authorities. The Committee also performs other duties, including oversight of our whistle-blowing policy and review and approval of certain related party transactions. The Board of Directors has determined that each member of the committee, in addition to qualifying as "independent" under Section 802 of the Amex Company Guide, also qualifies as "independent" under the more stringent requirements set forth in Section 10A(m)(3) of the Securities Exchange Act of 1934 and Section 803 of the Amex Company Guide, both applicable to audit committee members. Each member also has been deemed to qualify as an "audit committee financial expert" within the meaning of the rules and regulations of the Securities and Exchange Commission. The Audit Committee met four times during 2007.

Compensation Committee. The members of the Compensation Committee are Messrs. Foster, Prock, Musholt and Tracy. Mr. Tracy replaced Dr. Stevenson on the Committee as of the 2007 Annual Meeting. The Compensation Committee has the responsibility to make certain determinations regarding executive compensation, and to review and make recommendations to the Board of Directors generally regarding our executive compensation program, as well as the compensation of our directors. Among other tasks, the Committee sets annual performance targets under our Incentive Compensation Plan and oversees plan payments if targets are met. For more information on the executive compensation program, see the section entitled "Compensation Discussion and Analysis" beginning on page 21. The Compensation Committee met nine times during 2007.

Nominating/Corporate Governance Committee. The Nominating/Corporate Governance Committee consists of Messrs. Foster, Prock and Tracy and Dr. Stevenson. Mr. Tracy replaced Mr. Musholt on the Committee as of the 2007 Annual Meeting. The Committee is responsible for the director nomination process, including evaluating and recommending director nominees and appointments to Board committees, and overseeing the identification and evaluation of candidates for nomination. The Committee also is charged with developing and recommending a set of corporate governance principles applicable to the Company, and identifying other corporate governance issues for the Board. The committee held one meeting during 2007.

Any stockholder desiring a paper copy of any of these charters may obtain one by making a written request to the Corporate Secretary at the following address: Mercantile Bancorp, Inc., 200 North 33rd Street, Quincy, Illinois 62301, Attention: Corporate Secretary.

Compensation Committee Interlocks and Insider Participation

At December 31, 2007, members of the Compensation Committee were Directors Foster, Musholt, Prock and Tracy. The Compensation Committee reviews and makes recommendations to the Board of Directors regarding executive compensation. No member of the Committee in 2007 was, or had ever been, an officer or employee of the Company or any of its subsidiaries, or had any substantial business dealings with the Company. In addition, no "compensation committee interlocks" existed during fiscal year 2007, that is, no member of our Compensation Committee or the Board was an executive officer of another publicly traded company on whose compensation committee or board any of our executive officers served.

Stockholder Communications with Directors

Our policy is to forward to our directors any stockholder correspondence we receive that is addressed to them. Stockholders who wish to communicate with our Board or individual directors may do so by sending their comments in writing addressed to the Board or to the individual director or directors at our headquarters at 200 North 33rd Street, Quincy, Illinois 62301. Stockholders wishing to submit candidates for nomination or election as directors of our Company or wishing to submit other proposals for consideration by our stockholders at the annual meeting should review the information set forth below under the headings "Nomination of Directors; Stockholder Access to Process" and "Stockholder Proposals for the Annual Meeting."

Code of Ethics Applicable to Directors, Officers and Employees

We have adopted a Code of Ethics for directors, officers and employees including our principal executive officer, principal financial officer, principal accounting officer, controller and persons performing similar functions. A copy of this Code of Ethics was filed as an exhibit to the Company's Annual Report on Form 10-K and is available on our internet website in the "Corporate Governance" section under "Investor Relations" at www.mercbanx.com. Any substantive amendments to this Code, or any waivers from the code granted for any director or senior officer, including our principal executive officer, principal financial officer, principal accounting officer, controller and persons performing similar functions will be disclosed in a report on Form 8-K filed with the SEC.

Nomination of Directors; Stockholder Access to Process

Nomination Process

On an annual basis, the Nominating/Corporate Governance Committee of the Board makes recommendations to the full Board on individuals it believes should be nominated for director, including, if appropriate, re-nomination of incumbent directors, accompanied by key factors underlying its recommendations. If it so chooses, the Committee may include with its recommendations a report on other candidates considered by it but not recommended for nomination, including candidates the Committee believes should be given serious consideration for nomination in future time periods as well as candidates considered by the Committee that were deemed unsuitable for nomination. The Committee will include in its report any suggestions received from stockholders on nominees and its reaction to such suggestions. The full Board reviews and discusses the

Committee's recommendations and report, and then determines the slate of nominees to be submitted by the Board for stockholder approval at the ensuing annual meeting.

To the extent vacancies in the Board arise between annual stockholders' meetings or the Board determines to expand the number of directors between annual meetings, the Committee will be expected to prepare an ad hoc review and recommendation of suitable candidates for appointment to the vacant or newly created directorships, utilizing a process similar to that undertaken by it in connection with elections of directors at annual meetings. Thereafter, the full Board will review the Committee's recommendations and make the final determination on appointment of appropriate persons to the new directorships on an interim basis.

Identification of Candidates

On an ongoing basis, the Nominating/Corporate Governance Committee identifies and reviews possible candidates for director and, if appropriate, conducts inquiries into the backgrounds and qualifications of candidates. The Committee may identify candidates as a result of suggestions received by it from Committee members, other directors, or Company officers or search firms retained by the Committee. In addition, the Committee considers any suggestions on director candidates that may be received from stockholders from time to time.

Director Qualifications

The Committee and the full Board believe that the Board should be comprised of directors with varied, complementary backgrounds, and that directors should, at a minimum, have knowledge and experience that may be useful to our Company. Directors should also possess the highest personal and professional ethics and should be willing and able to devote the required amount of time to our business. In accordance with its charter, the Nominating/Corporate Governance Committee has identified the following additional attributes as desirable for its directors: knowledge of the banking industry; financial expertise; experience in the management or leadership of a substantial private business enterprise or educational, religious or not-for-profit organization; and such other professional experience that the Committee determines may be helpful on the Board. The Committee also considers a candidate's relationships with customers and potential customers and, for those candidates who are also customers, the nature, dollar amount and history of the candidates' customer relationship with the Company. In identifying director candidates, the Committee makes every effort to ensure that the Board and its committees will include the required number of independent directors, as that term is defined by the American Stock Exchange and the SEC. In determining whether an incumbent director should be retained and stand for re-election, the Committee considers the quality of the director's past service to the Company, including the director's attendance record at meetings.

Stockholder Submission of Candidates to Committee for its Consideration and Possible Nomination

Any stockholder wishing to submit the names of one or more individuals for consideration in future years by the Nominating/Corporate Governance Committee and the full Board as nominees for director of the Company must follow the Company's procedures for stockholder submission of candidates, as formulated by the Committee and approved by the Board. A copy of these procedures can be found on our internet website in the "Corporate Governance" section under "Investor Relations" at www.mercbanx.com. There is no assurance that the Committee will act within any specified time period in response to stockholder suggestions or that candidates or their proponents will be entitled to make a presentation to the Committee or receive any formal Company or Committee decision. The Committee received no stockholder submissions of candidates for consideration for the 2008 annual meeting.

Direct Nomination of Candidates by Stockholders at Annual Meeting

In addition to submitting names of potential candidates for director to our Nominating/Corporate Governance Committee for possible consideration by the Committee and our Board in their annual selection of director nominees, stockholders may desire to act directly to place a candidate's name in nomination for election as director at an annual meeting. Any stockholder wishing to do so, however, must comply with our bylaw provision governing direct nominations by stockholders. Under our bylaw, any stockholder who wishes to place a name directly in nomination for election as director at an annual meeting must, among other things, give advance notice to our Corporate Secretary at our principal executive offices not less than 120 days prior to the first anniversary of the previous year's annual meeting of stockholders nor more than 180 days prior to such anniversary date (unless the calendar day of the current year's annual meeting is more than 30 days before or after the calendar day of the previous year's annual meeting). The deadline for the 2008 annual meeting has passed, and there were no stockholder nominations of candidates. For a direct stockholder nomination to be considered at the 2009 annual meeting, notice must be received not later than January 19, 2009, and not earlier than November 20, 2008. In the event that the date of the current year's annual meeting is changed by more than 30 days from the prior year's annual meeting, the Board of Directors will establish a different and suitable deadline date for notices. To obtain a copy of the relevant bylaw, please contact the Corporate Secretary. The bylaw provision is also available on our internet website in the "Corporate Governance" section under "Investor Relations" at www.mercbanx.com. The Company is not obligated to include in its proxy materials information regarding candidates nominated by stockholders.

Stockholder Proposals for the Annual Meeting

Stockholder Submission of Proposals to be Included in the Company's Proxy Statement

If a stockholder wishes to have a particular proposal considered by the Board for inclusion in the Company's proxy statement for an annual meeting, the stockholder must satisfy the requirements established by the Securities and Exchange Commission in its proxy rules for such proposals. The SEC's particular proxy rule, Rule 14a-8, requires that any stockholder wishing to submit such a proposal must submit it in writing to the Company at least 120 days before the anniversary date of the proxy statement mailing date for the prior year's annual meeting, unless the upcoming annual meeting is to be held on a calendar day that is more than 30 days before or after the calendar day of the prior year's annual meeting (in which case, the Board will separately establish the deadline date for such submissions). The deadline for the 2008 annual meeting has passed, and there were no stockholder submissions of proposals. Stockholders who wish to submit proposals for inclusion in the Company's proxy statement for next year's annual meeting (in 2009) must deliver such proposals to our Corporate Secretary on or before December 15, 2008. The written notice must clearly identify the proposal, contain a brief supporting statement and all required information about the proposing stockholder, and otherwise meet the SEC's rule. Please note the Company has the right to exclude proposals that do not satisfy the requirements of applicable law.

Proposals should be addressed to: Mercantile Bancorp, Inc., 200 North 33rd Street, Quincy, Illinois 62301, Attention: Corporate Secretary.

Direct Submission of Proposals by Stockholders for the Annual Meeting

Stockholders who meet certain requirements set forth in our bylaws may be in a position to submit a personal proposal directly to an annual meeting of stockholders for consideration by the stockholders, even if the stockholder does not wish to submit such proposal to the Board of Directors for inclusion in the Company's proxy statement. Of course, any stockholder directly submitting a proposal at an annual meeting is unlikely to be in a position to secure an affirmative vote of a majority of the shares present or represented in favor of such proposal, unless the submitting stockholder separately solicits proxies in favor of such proposal, which may be an expensive process and is regulated by the SEC's rules. Under our bylaws, any stockholder may submit such a proposal for presentation at an annual meeting by delivering a written notice to the Corporate Secretary that complies with the requirements in our bylaws, including the deadline for delivering such notice, the contents of the notice and the subject matter of the proposal. For such a stockholder proposal to qualify for presentation at next year's annual meeting (in 2009), the Company must receive the proposal no later than December 15, 2008. The deadline has already passed for direct submission of stockholder proposals for this year's annual meeting, and there were none.

The deadline for the 2008 annual meeting has passed. To obtain a copy of the relevant section of the bylaws, please contact the Corporate Secretary. The provision is also available on our internet website in the "Corporate Governance" section under "Investor Relations" at www.mercbanx.com.

Proposals should be addressed to: Mercantile Bancorp, Inc., 200 North 33rd Street, Quincy, Illinois 62301, Attention: Corporate Secretary.

AUDIT COMMITTEE REPORT AND INDEPENDENT AUDITOR INFORMATION

Audit Committee Report

The Audit Committee of the Board of Directors submits the following annual report. The committee currently consists of four directors, each of whom is independent as defined in the American Stock Exchange listing standards and the rules and regulations of the Securities and Exchange Commission defining independence of audit committee members, and each of whom has been determined by the Board of Directors to be an "audit committee financial expert" within the meaning of the SEC's rules and regulations.

The committee assists the Board of Directors in fulfilling its oversight role relating to the Company's financial statements and the financial reporting process, including the system of disclosure controls and internal controls and procedures. Its duties include approving the engagement of the independent auditor annually, reviewing the independent auditor's qualifications, independence and performance, and monitoring the internal audit function. The Board of Directors has adopted and annually reviews the committee's charter, which sets forth these and the committee's other duties in detail. The charter is available on the Company's internet website in the "Corporate Governance" section under "Investor Relations" at www.mercbanx.com.

The committee has reviewed and discussed, both with management and with BKD, LLP, the Company's independent registered public accounting firm, the Company's audited consolidated financial statements for December 31, 2007. Management has the responsibility for the preparation of the Company's consolidated financial statements and for assessing the effectiveness of internal control over financial reporting. The independent registered public accounting firm has the responsibility for the audit of the consolidated financial statements and the audit of management's assessment. The independent registered public accounting firm reports directly to the Committee, which meets with them on a regular basis and in separate executive sessions when appropriate.

The committee has discussed with BKD, LLP the matters required to be discussed by Statement on Auditing Standards No. 61, "Communication with Audit Committees" (as amended by Statement on Auditing Standards No. 90, "Audit Committee Communications").

The committee approved the engagement of BKD, LLP as its independent registered public accounting firm for 2007 and 2008, as well as the scope of their engagement for each year. In this context, the committee has received from BKD, LLP the written disclosures and the letter required by Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees," relating to auditor independence, and has discussed with BKD, LLP the firm's independence. The committee has also considered whether the provision by BKD, LLP of non-audit services to the Company is compatible with BKD, LLP's independence and concluded such services are compatible.

Based upon the committee's review and discussions noted above, the committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2007, filed with the Securities and Exchange Commission.

Committee Members:

Michael J. Foster, Chairman
Frank H. Musholt
Dennis M. Prock
Walter D. Stevenson III

Principal Accounting Fees and Services

The following table presents fees billed for professional audit services rendered by BKD, LLP for the audit of our Company's annual financial statements for 2006 and 2007, and fees billed for other services rendered by BKD, LLP during such years.

Type of Fee	2006	2007
Audit Fees (1)	$ 269,356	$ 254,800
Audit-Related Fees (2)	78,000	36,900
Tax Fees (3)	31,800	32,400
All Other Fees	0	0
Total	$ 379,156	$ 324,100

(1) Audit Fees, including out-of-pocket costs, are for the audit of the Company's financial statements for the years ended December 31, 2006 and 2007. Also included are the fees related to the preparation of reports filed by the Company with the SEC under section 13(a) of the Securities Exchange Act of 1934 (e.g., annual reports on Form 10-K, quarterly reports on Form 10-Q).

(2) Audit Related Fees include the aggregate fees and out-of-pocket costs paid by us to BKD, LLP during 2006 and 2007 for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and not included in Audit Fees, including a separate profit-sharing plan audit.

(3) Tax Fees include the aggregate fees paid by us to BKD, LLP during 2006 and 2007 for professional services rendered for tax compliance, tax advice and tax planning.

Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services

Pursuant to its charter, the Audit Committee is responsible for reviewing and approving, in advance, the engagement of our independent auditor and any permissible non-audit engagement or relationship between our Company and its independent auditors. In addition to approving our engagement of BKD, LLP to conduct the audit of our Company in each of the last three years, the Audit Committee has approved each permissible non-audit engagement or relationship between our Company and BKD, LLP entered into since January 1, 2007. The percentage of audit-related fees, tax fees and all other fees that were approved by the Audit Committee for fiscal year 2007 equaled 100% of the total fees incurred. We have been advised by BKD, LLP that substantially all of the work done in conjunction with its audit of our financial statements for the most recently completed fiscal year was performed by permanent full-time employees and partners of BKD, LLP.

COMPENSATION OF DIRECTORS

The following table sets forth for the year ended December 31, 2007 the compensation paid to each director of the Company other than directors who were also executive officers and whose compensation is included in the Summary Compensation Table for executive officers on page 29.

Compensation of Non-Management Directors

Name	Fees Earned or Paid in Cash ($)	All Other Compensation ($)	Total ($)
Michael J. Foster	39,000	0	39,000
William G. Keller, Jr.	0	0	0
Frank H. Musholt	39,000	0	39,000
Dennis M. Prock	45,750	0	45,750
Walter D. Stevenson III	39,000	0	39,000
James W. Tracy	32,050	0	32,050

All of the directors of the Company in 2007, including two who served as executive officers, also served as directors of the Company's principal subsidiary bank, Mercantile Bank. In addition, Mr. Prock served as a director of Royal Palm Bank of Florida ("Royal Palm"), and Mr. Tracy served as a director of Brown County State Bank ("Brown County"). No other director of the Company in 2007 served as a director of any other subsidiary of the Company in 2007.

Directors' fees for service on the Board of Directors of the Company or any subsidiary of the Company are reviewed and, if appropriate, adjusted annually by the board of the respective entity. Directors' fees are established as an annual amount for each independent director, which is then paid to the director in twelve (12) equal installments, except for Royal Palm, which pays directors for attendance at each meeting. In 2007, the annual fee amount for Company directors was $17,304, and the annual fee amount for Mercantile Bank directors was $21,696. In 2007, Royal Palm paid Mr. Prock $6,750 in directors' fees, and Brown County paid Mr. Tracy $9,300 in directors' fees. In 2007, Mr. Tracy served as a director for the entire year on the board of Brown County but only seven months on the boards of the Company and Mercantile Bank. He was paid only for the months in which he served. No additional fees are paid to directors for their service on committees of any board. For 2008, upon the recommendation of the Compensation Committee, the directors' fees have remained the same.

Prior to 2007, all directors of the Company, including those directors who were not independent, received directors' fees for their service on the boards of the Company and its subsidiaries. In December 2006, the Board of Directors determined that directors' fees would not be paid in 2007 to inside (i.e. employee) directors of the Company or any outside (i.e. non-employee) directors who did not qualify as independent, and the boards of directors of the Company's subsidiaries made the same determination. Therefore, directors Dugan and Awerkamp were not eligible for, and did not receive in 2007, directors' fees for their service on the various boards. This was also true of Mr. Keller, who, though a non-employee director, did not qualify as independent given the business relationship between his law firm and the Company.

In 2007, no director, other than Messrs. Awerkamp, Dugan and Keller, received any compensation from the Company or its subsidiaries other than directors' fees for services rendered on the boards of directors of such entities.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

Executive Officers

Executive officers of our Company are appointed by the Board of Directors and serve at the discretion of the Board. The following are the current executive officers of our Company.

Name	Age	Position
Ted T. Awerkamp	50	President and CEO
Michael P. McGrath	53	Executive Vice President, Chief Financial Officer, Secretary and Treasurer
Daniel J. Cook	52	Executive Vice President and Chief Investment Officer

There is no arrangement or understanding between any executive officer and any other person (other than the arrangements with the Company that are discussed in this Proxy Statement) pursuant to which such executive officer was selected as an officer.

Compensation Discussion and Analysis

General. In this Compensation Discussion and Analysis, references to "Committee" are to the Compensation Committee of our Company's Board of Directors, which has general responsibility for the establishment, direction and administration of all aspects of our executive compensation program. As discussed above under the heading "Corporate Governance—Information Concerning the Board and Committees of the Board," the Committee currently is composed of four independent directors, none of whom is an officer or employee of our Company or any subsidiary bank.

We use the term "Executives" to refer to the executive officers of the Company listed above. Dan S. Dugan, formerly the President and CEO of the Company, retired on February 28, 2007; he continues as Chairman of the Board, but is not compensated for such services. Under the rules of the SEC, Mr. Dugan is included among the executives listed in the Summary Compensation Table on page 29, but, in light of his retirement in February 2007, he is not included as one of the "Executives" for purposes of this Analysis. For additional information regarding compensation arrangements with Mr. Dugan, see the sections entitled "Compensation of Directors," "Grants of Plan-Based Awards," "Pension Benefits" and "Arrangements with Former CEO."

This Compensation Discussion and Analysis has been prepared by management of the Company. The Company is responsible for this Analysis and for the disclosure controls relating to executive compensation. The Compensation Discussion and Analysis is not a report or disclosure of the Committee. However, the Committee has reviewed and discussed the Analysis with management and has submitted a Report hereon which immediately follows this Analysis.

Overall Compensation Policy. Our Company's executive compensation policy is premised upon two basic goals: (1) to attract and retain qualified individuals who provide the skills and leadership necessary to enable our Company and its subsidiary banks to achieve earnings growth, capital compliance and return on investment objectives, and (2) to create incentives for those individuals to achieve Company and individual performance objectives through the use of performance-based compensation measures. The Company also has a goal of creating a mutuality of interest between executive officers and stockholders through compensation structures that correlate a material portion of executive compensation with stockholder returns. Our short-term incentive plan provides a clear and effective method for motivating our Executives to achieve financial results that will drive share value, to the benefit of the stockholders. In addition, the Board of Directors is recommending the adoption of the 2008 Equity Incentive Plan to provide equity-based, long-term incentives to our Executives.

Overview of Executive Compensation Components

In 2007, our compensation program for the Executives consisted of several compensation components, which are identified in the following paragraphs and discussed individually in more detail below. In determining the structure and levels of each element of executive compensation, the compensation package is considered in total, rather than any one element in isolation. As more fully described in the ensuing sections of this Analysis, the ultimate determination of each element of executive compensation is a subjective process in which many factors are considered, including our Company's and/or subsidiary banks' performance and the individual Executive's specific responsibilities, historical and anticipated personal contribution to our business, and length of service with our Company or subsidiary banks.

The following are the material elements of the compensation program for our Executives:

- A base salary;
- Short-term (annual) incentive compensation;
- Retirement benefits; and
- Change-in-control protections.

Each of these elements is described in more detail under "Components of Compensation," below. We also provide various health and welfare benefits to the Executives on the same basis as apply to all salaried employees, as well as modest perquisites and personal benefits to assist the Executives in performing their functions. The perquisites and benefits are discussed in the Summary Compensation Table on page 29 and footnotes to the table. In addition, the Board is recommending the adoption of the 2008 Equity Incentive Plan to provide equity-based, long-term incentives to our Executives. Stockholders will vote on this plan at the meeting. (See Item 2, page 8.) If the plan is approved by the stockholders, equity-based awards under the plan will be an important additional element in our executive compensation program.

Use of Consultants; Market Data

In recent years, we have used compensation consultants occasionally to assist management, the Committee and the Board in refining and updating our compensation program and plans, not only for the executives, but for all employees. Some of these consultants are asked to review and make recommendations on only selected aspects of compensation; others may be instructed to review and comment upon our executive compensation program as a whole.

In December 2007, the Compensation Committee engaged Frederic W. Cook & Co., Inc. of Chicago, Illinois, to provide a comprehensive review of the compensation practices and programs for all employees of the Company and compensation levels for the Company's senior management, including the Executives. The consultant's duties also included an internal review of the Company's compensation practices and programs for effectiveness and alignment with the Company's business strategy, as well as external benchmarking against practices in relevant markets.

In performing its review, our consultant selected, and compared the Company with, eighteen similarly situated bank holding companies. The comparison companies are publicly traded, classified as regional banks, thrifts or mortgage finance institutions, and headquartered in the Midwest (sixteen companies) or Florida (two companies). The median of assets among the companies is $1.5 billion. Our Company is in the middle of the group in terms of size and performance although the Company's total shareholder returns over the past several years have been above the 75th percentile of the group.

The consultant's findings and recommendations are discussed throughout this Analysis. Chief among the consultant's recommendations was the adoption and implementation of an equity incentive plan to provide equity-based, long-term incentives to our key employees including the Executives.

We expect to continue to utilize the services of compensation consultants on a regular basis in future years.

Also in 2007, as in prior periods, we conducted our own internal review of executive compensation practices at a peer group of 28 similarly-sized bank holding companies located in the Midwest, with particular focus on total dollar amounts of compensation and the mix of compensation paid by our peers to various levels of executives. In preparing this internal review, we used executive compensation information obtained from SNL Financial, a national information specialist for the financial services sector. On the basis of our internal review, we concluded that total compensation received by our executives as a group in preceding years was slightly below the average for our peer group, and that our mix of compensation was similar to our peer group, except for the absence of equity-based, long-term incentive compensation, which is a common feature of compensation packages among publicly traded financial institutions.

Mix of Pay

We believe that the combination of base salary and short-term incentive compensation utilized by us in recent periods provides a suitable and effective program for compensating and incentivizing our Executives, to the benefit of our Company and our stockholders, although we also believe that the addition of an equity-based compensation feature, such as the proposed Equity Incentive Plan, would improve the overall mix. The Committee and the Board believe that designating a portion of executive compensation to be at risk (the short-term incentive compensation piece) advances the interests of our stockholders: we must perform satisfactorily as an organization, exceeding clear and objective financial benchmarks, in order for short-term incentive compensation to be paid to any Executive, and then individual performance and the Executive's personal contribution to our Company's and/or subsidiary banks' success is factored in to determine precisely how much incentive compensation each Executive receives.

Components of Compensation

Base Salary. Base salary compensates for sustained performance in the executive function. It is a standard compensatory element. The base salary for each Executive is reviewed at each year-end in comparison to the previous year's salary. In determining whether to adjust base salary levels, recommendations and subjective assessments by senior management of individual performance are taken into account. In addition, the performance of our Company and the subsidiary banks is considered. The increases in the base salaries of our Executives for 2007 were based primarily upon a subjective analysis of our Company's performance during the period since the last salary increase and the individual Executive's role in generating that performance. In this regard, the analysis of performance included a review of our Company's earnings and return on equity for the prior year. The analysis of the role played by each individual Executive in generating our Company's performance included a consideration of the Executive's specific responsibilities, contributions to our business, and length of service. The factors impacting base salary levels are not independently assigned specific weights. Rather, all of these factors are reviewed, and specific base pay recommendations are made which reflect an analysis of the aggregate impact of these factors. Our compensation consultant, Frederic W. Cook & Co., Inc., found that the Company's base salaries for the Executives are close to but slightly below the average base salaries of the executives of the eighteen bank holding companies included in the peer group. The base salaries currently receivable by our Executives are $325,000 for Mr. Awerkamp, $185,000 for Mr. Cook and $185,000 for Mr. McGrath. For all of the foregoing reasons, we believe that base pay levels for the Executives are within a range that is appropriate and sufficient.

Short-Term Incentive Compensation. Our basic incentive compensation component at present is our Incentive Compensation Plan. This is a short-term incentive plan, involving establishment on an annual basis of financial targets for the Company which, if met, may result in cash payments to Executives and other key employees. Until 2007, the incentive plan was not a comprehensive uniform plan for all senior management; rather the Committee, with input from management, established the financial targets at the beginning of the year as a series of separate targets for the different executives, and then provided a cash payout at year-end for each executive if his target level of performance had been exceeded. The amount of the payment usually was based on some other objective standard, such as a percentage of the executive's base salary. The plan, as applied until 2007, was divided into a series of separate arrangements and had operated with only a minimum of flexibility and discretion; selected financial measures, benchmark targets and the calculation of year-end cash payouts were largely objective. The plan was never submitted to a stockholder vote because deductibility of plan payments under Section 162(m) of the Internal Revenue Code was not and is not an issue given the conservative levels of compensation we have traditionally paid our executives.

In early 2007, after weighing the recommendation of its compensation consultants, the Board of Directors, with the approval of the Committee, determined to amend the Incentive Compensation Plan, both by formalizing the plan and by expanding the range of financial targets that the Committee would be able to utilize when making annual plan awards to Executives. The plan as amended created a two-step formula for establishing annual plan awards. The Committee must first make a determination as to which performance criterion or criteria will be so-called "threshold performance triggers" ("triggers"). If the trigger or triggers are not met, then the Executive will receive no year-end payments under the plan and the analysis ends without proceeding to the second step of the formula. If the trigger or triggers are met, then the Executive will receive a year-end payment, the total amount of which may increase depending upon the outcome at year-end under the second step. Under the second step, the Committee must determine which additional factors, so-called "key performance factors" ("factors"), will apply to Executive awards for the year and, together with the "trigger," affect the ultimate amount of any payments. In identifying triggers and factors, the Company will compare its performance against the performance of a peer group of bank holding companies for the ensuing year, as reported after the conclusion of the year by the Federal Reserve Board's Division of Banking Supervision and Regulation in its year-end Bank Holding Company Performance Report (the "BHC Report").

Peer group ratio averages documented in the BHC Report serve as a frame of reference for evaluating the financial condition and actual performance of the Company relative to other bank holding companies with similar characteristics. This information serves as a benchmark against which the Company's balance sheet structure and earnings can be evaluated. The 2007 BHC Report compared the performance of the Company to Peer Group Number 3, which consisted of 273 U.S. bank holding companies with consolidated assets between $1 billion and $3 billion. A peer group average for a financial ratio is the arithmetic mean of the ratio values calculated for all bank holding companies in the selected peer group subject to the upper and lower limits. That is, to reduce the influence of erroneous or atypical data on peer group ratio averages, values falling above the 95th and below the 5th percentiles for the peer group are excluded from the calculation of the peer group average.

With respect to the incentive plan, the Committee assigns a weight to each trigger (in the first step) and key factor (in the second step), the total of which must equal 100%. All triggers and factors, and their weighting, are established typically late in the first quarter or early in the second quarter of each fiscal year. If any factor is not met, the weight of that factor is added to the weight of each other performance factor that is also not met for the year and the total percentage is then deducted from the Executive's objective determinant of plan payment, i.e., the maximum percentage of his base salary that the Executive is entitled to receive if all triggers and factors are met for the year. The following paragraphs illustrate how the triggers and factors impacted the determination of awards under the plan in 2007 for each Executive.

For 2007, the trigger for Messrs. Awerkamp, McGrath and Cook was the Company's achieving a return on equity equal to or exceeding the lesser of 10.65% or 84% of the return on equity reported in the BHC Report (which was 8.42% for 2007). The trigger was weighted at 30%. Their key performance factors were (a) net interest margin ratio equal to or exceeding the lesser of 3.70 or 92% of such ratio reported in the BHC Report (which was 3.48 for 2007) (weighted at 20%), (b) earnings per share equal to or exceeding $1.29 (weighted at 20%), (c) total overhead expense ratio equal to or less than the greater of 2.65 or 91% of such ratio reported in the BHC Report (which was 2.61 for 2007) (weighted at 15%), and (d) book value per share equal to or exceeding $12.43 (weighted at 15%). The Company exceeded the return-on-equity trigger with 9.6% and satisfied the total overhead expense ratio factor with 2.62 and book value per share factor with $12.43, but did not reach the net interest margin ratio or earnings per share factors.

Therefore, the Executives achieved 60% of their trigger and factors based on the weighting thereof. Under Mr. Awerkamp's Employment Agreement, he has an incentive compensation opportunity equal to 40% of his base salary times the percentage of the trigger and factors achieved (60%). This calculation resulted in a $74,400 payment for Mr. Awerkamp. Under Mr. McGrath's Employment Agreement, he has an incentive compensation opportunity equal to 25% of his base salary times the percentage of the trigger and factors achieved (60%). This calculation, after adjustments for rounding, resulted in a $26,425 payment for Mr. McGrath. Under Mr. Cook's Employment Agreement, he has an incentive compensation opportunity equal to 25% of his base salary times the percentage of the trigger and factors achieved (60%). This calculation, after adjustments for rounding, resulted in a $26,425 payment for Mr. Cook.

The plan as amended also permits the Committee to make additional, discretionary awards to Executives to reflect individual performance or other significant corporate achievements. The plan thus gives the Committee a degree of discretion over plan awards without undercutting the importance of objective performance targets selected in advance. Pursuant to this discretionary authority in the plan, the Committee and Board approved a discretionary incentive compensation payment to Mr. Awerkamp equal to $30,000 in recognition of the performance of the Company's common stock, as measured by its price per share, relative to the performance of stocks included in the NASDAQ Bank Index. Specifically, the Committee noted that the price of the Company's common stock (assuming reinvestment of all dividends for purposes of this calculation) increased by an annualized 19.65% for the period beginning January 3, 2007 (the first day of trading in 2007) and ending December 31, 2007. The composite price of the NASDAQ Bank Index (again, assuming reinvestment of dividends) decreased over the same period by an annualized 20.39%. In total, the Company's price out-performed the Index by 40 percentage points. The Committee and Board also approved a discretionary incentive compensation payment to Mr. McGrath equal to $15,000 and a discretionary incentive compensation payment to Mr. Cook equal to $15,000, both in recognition of the performance of the Company's common stock, as measured by its price per share, relative to the performance of stocks included in the NASDAQ Bank Index, as described above.

Our consultant found the Incentive Compensation Plan good overall but made some recommendations for improving the plan relative to the Executives, which recommendations the Committee is considering. Specifically, the consultant suggested the Committee and Board consider (a) amending the plan to permit the Committee and Board to set a range for the performance trigger and targets each year over which payments of varied amounts would be made depending upon where the actual performance fell within the range, instead of the current approach under which the trigger or target is either met or not met and, if not met, no payment is made for that trigger or target, (b) replacing book value per share for 2008 with total shareholder return relative to a benchmark, (c) whether there are benchmarks other than the BHC Report that might be more relevant to the Company as a regional bank holding company, and (d) making discretionary incentive payments to the Executives for 2007 in view of the Company's good performance in that year (which recommendation the Committee accepted resulting in the discretionary incentive payments mentioned above).

Retirement Benefits. Our retirement benefits provide post-retirement security to all eligible employees, including our Executives. There are two sources of retirement benefits covering one or more of our current Executives, as follows:

- Our tax-qualified retirement plan (the Profit-Sharing Plan and Trust), which covers all eligible employees and is described briefly in the Narrative following the "Summary Compensation Table" below; and

- A salary continuation agreement that the Board of Directors, with the Committee's approval, extended to President and CEO Ted T. Awerkamp in 1994, under which following his retirement Mr. Awerkamp will receive cash payments in addition to those received by him under the qualified plan; more information is provided about these payments in the "Pension Benefits" table below as well as the Narrative following the table.

We believe the combination of these retirement benefits adequately provides for the security of our Executives following their cessation of service, such that their efforts can be directed solely to the success of the Company in their pre-retirement years.

Our consultant suggested the Board and Committee consider changes to the retirement benefits. First, the Company should determine whether to replace the current flat contribution to the Profit-Sharing Plan with a more standard 401(k) plan approach in which the Company would match employee contributions up to a certain level and retain the discretion to make additional Company contributions tied to profitability year to year. Second, the Company should consider whether to revise Mr. Awerkamp's salary continuation agreement to permit some level of benefits if his employment were terminated due to death, disability or involuntarily prior to age 55 (currently there would be no benefits under these circumstances). Also, if the 2008 Equity Incentive Plan is not approved by the stockholders, the Company should examine whether to update the benefits under the salary continuation agreement to reflect Mr. Awerkamp's current pay level. Currently, the benefits are based on his pay level in 1994 plus a projection of adjustments since that time, which projection is not consistent with actual pay levels today.

Change-in-Control Protections. A component of executive compensation is the additional income security we provide to our management team in the event the Company undergoes a change-in-control and the Executives are thereafter dismissed or de facto dismissed by reason of their demotion or reassignment to remote locations. The employment agreements with our current Executives contain a change-in-control provision giving them such security. Under this provision, if during the term of the agreement the Company is the subject of a "change in control" (as defined in the agreement) and subsequently the Executive either (i) is terminated by the Company without cause or (ii) terminates his own employment following a post-change-in-control demotion in salary or position or relocation to a remote place of business, the Executive will be entitled to receive a lump sum cash payment in an amount equal to 250% for Mr. Awerkamp and 200% for Messrs. McGrath and Cook of the sum of (x) his current base salary at the time of termination plus (y) the amount of his payment, if any, under the Incentive Compensation Plan for the most recently completed fiscal year of the Company.

We believe that providing this protection to our Executives upon a change-in-control of the Company is in the stockholders' best interest because doing so serves to maintain a stable executive team during a change-in-control process and incentivizes management to explore, when appropriate, possible transactions involving a sale or other change in control of the Company, to the benefit of our stockholders. Under this provision in the employment agreements, the triggering of a payment requires both a change-in-control of the Company and the Executive's loss of position. The structure of the provision lessens the likelihood that any payment made thereunder to an Executive will exceed the ceiling established under Section 280G of the Internal Revenue Code on the deductibility of such payments. Also, the Company is not obligated under the agreements to make any "tax gross-up" payments to taxing authorities on behalf of the Executives of amounts they would otherwise be required to pay individually in the event they receive payments following a change-in-control distribution.

For further information on the Executives' employment agreements, see the discussion under the heading, "Employment and Other Compensatory Agreements with the Executives – Employment Agreements" on page 34.

Mr. Awerkamp may also be entitled to receive payments in the event of a change in control under his salary continuation agreement. For more information regarding these payments, see the discussion under the heading "Potential Payments to Executives upon Termination or Change-in-Control," below.

Equity-Based, Long-Term Incentives. Currently, the Company has no equity-based, long-term incentive compensation component, which is a common feature of compensation packages among publicly traded financial institutions, including the eighteen-company peer group with which Frederic W. Cook & Co., Inc. compared the Company's compensation policies and practices. Sixteen of the eighteen companies maintain some form of equity-based, long-term compensation plan or arrangement. Chief among the consultant's recommendations was the creation of an equity incentive plan. Therefore, the Board and Committee are proposing to the Company's stockholders the adoption of the 2008 Equity Incentive Plan. For a discussion of the plan, see "Item 2 – Approval of the 2008 Equity Incentive Plan" beginning on page 8.

Procedure for Determining Executive Compensation

Committee and Board Roles, Generally. The Committee oversees and reviews all aspects of the Company's executive compensation program, including welfare and personal benefits, at least annually, during its year-end meeting if not before, and often examines specific compensation issues during the year, if and as appropriate. Its fundamental goal is to ensure that overall compensation levels and incentive opportunities are competitive and reflect the performance of the Company and its subsidiary banks as well as performance of the individual executive officer. Types and amounts of compensation paid to the executives in preceding years have some effect on the Committee's compensation decisions for subsequent years, but are less important than current and desired future Company performance, retention needs and internal pay equity.

The Board generally monitors the Committee's functioning, and makes some decisions on executive compensation itself, such as approving any compensation agreements with the executives and recommending any equity-based long-term incentive plan, such as the plan currently being submitted to stockholders for their approval. Recommendations received from compensation consultants are carefully weighed by the Committee and the Board in making their compensation determinations.

Specific Actions for 2007 and 2008. The following outlines the executive compensation decisions made by the Committee and the Board of Directors for 2007 and 2008:

- <u>Short-Term Incentive Compensation Plan</u>. Triggers and financial performance factors for the Executives under the Incentive Compensation Plan for 2007 (the 2007 awards) were recommended by the Committee at its March 20, 2007 meeting and approved by the Board at its April 17, 2007 meeting. The Committee reviewed on February 5, 2008 whether the triggers and performance factors for the Executives under the Incentive Compensation Plan for 2007 had been achieved and approved payouts under the plan, which the Board ratified on February 25, 2008.

- <u>Executive Employment Agreements</u>. Employment Agreements for the Executives were approved by the Committee at its March 20 and April 3, 2007 meetings and ratified by the Board at its April 17, 2007 meeting. The Committee approved the amendment and restatement of the Executives' Employment Agreements, to comply with Section 409A of the Internal Revenue Code, at its meeting on December 18, 2007. At its meeting on February 25, 2008, the full Board ratified the amendment and restatement of the Executives' Employment Agreements and approved the extension of the terms of such agreements for an additional year.

- Awerkamp Salary Continuation Agreement. The Committee approved the amendment of Mr. Awerkamp's Salary Continuation Agreement to comply with Section 409A of the Internal Revenue Code at its meeting on December 18, 2007. The full Board ratified the Committee's action with respect to the amendment to the Salary Continuation Agreement at its meeting later that day.

- Dugan Consulting Agreement. Mr. Dugan's Consulting Agreement was approved by the Committee at its January 26, 2007 meeting and ratified by the Board at its February 20, 2007 meeting. On January 15, 2008, the Company entered into a new Consulting Agreement with Mr. Dugan, the term of which would begin March 1, 2008, upon the expiration of his 2007 Consulting Agreement. The terms of the new agreement are substantially similar to the terms of the 2007 agreement.

- Compensation Review. At the Committee's meetings on November 20 and 29, 2007, the members considered various year-end compensation matters and decided to engage a consultant to review the Company's compensation policies and practices, including executive compensation, in their entirety. After discussing the engagement of a compensation consultant at its meetings on December 14 and 18, 2007, the Committee approved the engagement of Frederic W. Cook & Co., Inc. ("Cook & Co.") at its December 27, 2007 meeting. Cook & Co made a preliminary report on executive compensation to the Committee on January 16, 2008, and met with management throughout that day to address Company-wide compensation matters. On February 5, 2008, the Committee received and reviewed Cook & Co.'s Executive Compensation Review – Summary of Findings and Conclusions, and formulated recommendations for changes to the executive compensation components, including the adoption and implementation of an equity incentive plan, subject to stockholder approval.

- Establishment of 2008 Base Salaries. Base salary changes for 2008 were approved at the December 18, 2007 meeting of the full Board.

- Equity Incentive Plan. A draft Equity Incentive Plan was presented to the Committee for review and comment at its February 14, 2008 meeting. The Committee and Board approved the Equity Incentive Plan on their meetings on February 25, 2008, and recommended the plan be presented to the stockholders at their annual meeting on May 19, 2008.

Role of Executive Officers. Mr. Awerkamp, as the Company's President and CEO, had substantial input at year-end 2007 into executive compensation decisions of the Committee and the Board. He participated in formulating a set of management recommendations presented to the Committee and the Board at various stages of the determination process. Mr. Awerkamp did not actively negotiate with the Company regarding the terms and conditions of the agreements entered into between the Company and the Executives, nor did he participate in discussions at the Committee or Board level regarding his own compensation arrangements generally. Former CEO and President Dugan was not involved in year-end 2007 executive compensation decisions other than to engage, on his own behalf and not in his capacity as a director, in discussions with the Company regarding his Consulting Agreement with the Company.

Important Corporate and Individual Factors Utilized at Year-End 2007 in Determining Executive Compensation. In making their subjective determinations each year regarding executive compensation, the Committee and the Board consider both corporate and individual performance. Corporate factors utilized at year-end 2007 included earnings per share, net interest income, return on stockholders' equity, return on assets, asset quality and trends in the foregoing measures, compared in each case to results achieved by the Company's peer group institutions. Individual factors utilized in making year-end compensation decisions included the particular Executive's initiation and implementation of successful business strategies, formation of effective management and departmental teams and various personal qualities, including leadership.

Although 2007 was a trying year for the mega-banks and the financial sector generally, the Company performed well and, as the result of its historically prudent lending practices, high levels of customer care, and stability in our markets, helped avoid many of the problems faced by financial institutions nationwide. Net income remained solid at $10.0 million, or $1.15 per share, on 8.7 million weighted average shares outstanding, compared with net income of $10.3 million, or $1.18 per share in 2006 on 8.8 million shares (adjusted for a 3-for-2 split in

December 2007). Interest income in 2007 rose to $96.0 million from $76.2 million in 2006, driven partially by a 40 percent interest income growth from real estate lending and 14 percent growth in interest from consumer loans. Non-interest income for 2007 was approximately $13.9 million – on-par with non-interest income in 2006. However, excluding the gains from the sale of equity investments, non-interest income rose significantly as customer service fees and income from the Company's growing equity brokerage and trust businesses grew year-over-year.

In addition to organic growth, the Company enhanced our visibility and competitive position when we closed the acquisition of HNB Financial Services, Inc. in September. That acquisition gave the Company five additional full-service bank locations in eastern Missouri, adding approximately $178 million in assets, plus $119 million in loans and $130 million in deposits, and a dedicated group of managers and employees. Management believes the acquisition should facilitate operating efficiencies, generate economies of scale and create higher loan limits that could lead to increased lending opportunities.

Organic growth and the acquisition of HNB Financial Services, Inc. contributed to a $200 million gain in total assets, to $1.6 billion at December 31, 2007 from $1.4 billion at year-end 2006. The company's loan portfolio grew to $1.2 billion at the close of 2007 compared with $1.0 billion at the end of 2006. Stockholder's equity rose approximately 8 percent from $100.7 million for year-end 2006 to $108.3 million for year-end 2007.

Report of the Compensation Committee

The Compensation Committee of the Company has reviewed and discussed with the Company's management the Compensation Discussion and Analysis that is required by Securities and Exchange Commission rules to be included in this proxy statement.

Based on that review and those discussions, the Committee has recommended to the Company's Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Dennis M. Prock, Chairman
Frank H. Musholt
Michael J. Foster
James W. Tracy

Compensation Tables and Narrative Disclosure

The following table sets forth compensation information for our Executives for services rendered to the Company and its subsidiaries in 2007 and 2006.

Summary Compensation Table

Name and Principal Position (1)	Year	Salary ($) (2)	Bonus ($)(3)	Non-Equity Incentive Plan Compensation ($) (3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($) (5)	Total ($)
Dan S. Dugan, Chairman, former President and CEO (retired February 2007)	2007	97,487	0	0	146,004	66,340	309,831
	2006	519,850	0	103,000	120,000	39,138	781,988
Ted T. Awerkamp, President and CEO (effective March 2007)	2007	310,000	30,000	74,400	20,504	44,352	479,256
	2006	219,000	0	9,720	20,000	39,029	287,749
Michael P. McGrath, Executive Vice President, Chief Financial Officer, Treasurer and Secretary	2007	175,000	15,000	26,425	0	20,086	236,511
	2006	127,000	0	6,858	0	14,998	148,856
Daniel J. Cook, Executive Vice President and Chief Investment Officer	2007	175,000	15,000	26,425	0	20,090	236,515
	2006	140,000	0	7,560	0	22,185	169,745

(1) Mr. Dugan was Chairman, President and CEO of the Company during 2006. On February 28, 2007, he retired as President and CEO, but remains Chairman of the Company. Mr. Awerkamp was Vice President and Secretary of the Company during 2006. Upon Mr. Dugan's retirement, Mr. Awerkamp was promoted to President and CEO of the Company effective March 1, 2007. Mr. McGrath was Vice President and Treasurer during 2006 but has since been promoted to Executive Vice President, Chief Financial Officer, Treasurer and Secretary. Mr. Cook was Vice President/Investments of the Company during 2006 but has since been promoted to Executive Vice President and Chief Investment Officer.

(2) Represents base salary paid to the Executive and if he also served as a director of the Company or any of its subsidiaries, all directors' fees received by him. The total directors' fees for 2007 and 2006 were $0 and $104,850 respectively for Mr. Dugan and $0 and $39,000 respectively for Mr. Awerkamp. Includes amounts deferred by the Executives under the 401(k) feature of the Company's Profit-Sharing Plan.

(3) All cash compensation received by each Executive for 2007 and 2006 is included in the Salary column, Bonus column or Non-Equity Incentive Plan Compensation column of this table. The discretionary incentive payments under

the Company's Incentive Compensation Plan, discussed under "Short-Term Incentive Compensation" of the Compensation Discussion and Analysis above, are found in the Bonus column. The incentive payments that resulted from the satisfaction of pre-established objective performance triggers and targets under the plan are found in the Non-Equity Incentive Plan Compensation column.

(4) Represents amounts accrued under the salary continuation agreements (supplemental retirement payment agreements) for Mr. Dugan and Mr. Awerkamp.

(5) Represents $62,500 in consulting fees and $3,840 in country club dues for Mr. Dugan paid in 2007 pursuant to his Consulting Agreement and Company contributions under the Profit-Sharing Plan (a qualified retirement plan) for the year 2007 of $0 for Mr. Dugan, $27,363 for Mr. Awerkamp, $20,086 for Mr. McGrath and $20,090 for Mr. Cook. Also includes the following perquisites for the year 2007: $6,455 in country club dues and $10,534 in car lease payments for Mr. Awerkamp. No other Executive received perquisites in 2007 valued at $10,000 or more.

Narrative to Summary Compensation Table. For a further discussion of the details regarding the salary paid to each Executive, please see the section entitled "Base Salary" under "Components of Compensation" in the Compensation Discussion and Analysis on page 23. All amounts listed in the "Non-Equity Incentive Plan Compensation" column were awarded pursuant to the Company's Incentive Compensation Plan, which is discussed in more detail in the section entitled "Short-Term Incentive Compensation" under "Components of Compensation" in the Compensation Discussion and Analysis on page 23.

The amounts listed in the "All Other Compensation" column as Company contributions under the Profit-Sharing Plan consist of discretionary payments made by the Board of Directors to the account of each Executive under the Mercantile Bancorp, Inc. Profit-Sharing Plan and Trust. This defined-contribution profit-sharing plan covers substantially all employees. Under the plan, the Board determines the total contribution to the plan, and then a portion of the total is allocated to each participant's account in the same proportion that the participant's compensation, plus the participant's excess compensation, bears to the total compensation plus excess compensation of all participants. "Excess compensation" is defined as the portion of a participant's compensation that exceeds his or her Social Security taxable wage base. If after the first step of the allocation process there still remains a portion of the contribution which has not yet been allocated, then the remainder will be allocated to the participant in the same proportion that the participant's compensation bears to the total compensation of all participants.

For a further discussion regarding the salary continuation agreements, which are referenced in the footnote to the "All Other Compensation" column, see the discussion under the "Pension Benefits" table on page 31.

Grants of Plan-Based Awards

The following table sets forth the range of payments our Executives could have received under the Incentive Compensation Plan in place for 2007.

Name	Grant Date (1)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (2)		
		Threshold ($) (d)	Target ($) (e)	Maximum ($) (f)
Dan S. Dugan		0	0	0
Ted T. Awerkamp		37,200	74,400	124,000
Michael P. McGrath		13,125	26,425	43,750
Daniel J. Cook		13,125	26,425	43,750

(1) See the section entitled "Specific Actions in 2007" under "Procedures for Determining Executive Compensation" in the Compensation Discussion and Analysis for a discussion of the timing of the Incentive Compensation Plan awards for 2007.

(2) For Messrs. Awerkamp, McGrath and Cook, the threshold, target and maximum payout amounts are discussed under "Short-Term Incentive Compensation" under "Components of Compensation" in the Compensation Discussion and Analysis and were based on a percentage of the Executives' base salaries. The base salaries of Messrs. Awerkamp, McGrath and Cook for 2007 were $310,000, $175,000 and $175,000, respectively. Target payouts, which represent the payments actually received by the Executives under the plan for 2007, do not include additional discretionary payments. Those additional discretionary payments, which are also discussed in the Compensation Discussion and Analysis, are reported in the "Bonus" column of the Summary Compensation Table above. Mr. Dugan was not eligible for, and did not receive, a payment under the Incentive Compensation Plan for 2007.

Narrative to Grants of Plan-Based Awards Table. The table sets forth estimated possible payments under the Company's Incentive Compensation Plan, its only non-equity incentive plan. Specifically, the table shows the range of possible payments to Executives during 2007 depending upon their meeting certain criteria. Actual payments for 2007 are shown under "target" in the table above and in the Summary Compensation Table under the column entitled "Non-Equity Incentive Plan Compensation." For a more detailed discussion of the Incentive Compensation Plan in place for 2007 and the awards thereunder, please see the section entitled "Short-Term Incentive Compensation" under "Components of Compensation" in the Compensation Discussion and Analysis on page 23.

Pension Benefits

The table below shows the actuarial present value of accumulated benefits under individual salary continuation agreements held by certain Executives as of December 31, 2007:

Name	Plan Name	Number of Years Credited Service (#)(1)	Present Value of Accumulated Benefit ($)(2)	Payments During Last Fiscal Year ($)
Dan S. Dugan	Salary Continuation Agreement	13	1,880,000	142,917
Ted T. Awerkamp	Salary Continuation Agreement	13	198,000	0

(1) Represents the number of years that have transpired since the adoption of the agreements in 1994; however, the benefits payable under the agreements are determined by reference to the age of the Executives at their respective retirement dates and are not directly related to their respective number of years of service to the Company.

(2) For purposes of calculating the present value of the accumulated benefits under the salary continuation agreements as of December 31, 2007, the Company engaged Wachovia Retirement Services ("Wachovia"), a division of Wachovia Bank, N.A. According to Wachovia, the dollar amounts above were determined in accordance with standard actuarial assumptions and utilizing methods prescribed by the Financial Accounting Standards Board. In calculating the dollar amount for Mr. Dugan, Wachovia assumed monthly payments of $14,291.67 commencing March 1, 2007, which was the actual date payments commenced under his agreement, and continuing for a period of time as determined using the 1994 Group Annuity Reserving Table published by the Society of Actuaries Group Annuity Valuation Table Task Force. In calculating the dollar amount for Mr. Awerkamp, the Company assumed monthly payments of $5,741.66 commencing September 1, 2022, the date Mr. Awerkamp would be able to retire at age 65, the normal retirement age under the agreement, and continuing for a period of time as determined using the 1994

Group Annuity Reserving Table. With respect to the calculations for both Mr. Dugan and Mr. Awerkamp, Wachovia applied a discount rate of 6.25%.

Narrative to Pension Benefits Table. In 1994 the Company's Board of Directors consulted with Bank Compensation Strategies Group (now Clark Consulting) regarding a supplemental executive retirement program ("SERP") for top management to supplement existing retirement programs and provide incentive to remain with the Company. The consultants provided the Company with data from Wyatt Data Services and Hay/Huggins Benefit Report regarding the use of some type of SERP or other nonqualified retirement plan in organizations in the financial, industrial and service sectors. The Wyatt data had a significant representation of financial institutions. The data indicated that approximately 50% of the reporting financial institutions had some form of nonqualified retirement plan for chief executive officers, top management and senior management. The amount of the SERP benefit for those reporting organizations was usually a percent of final salary with the average being approximately 53% of final salary for the financial sector.

Consequently in 1994, upon the consultant's recommendation, the Company entered into salary continuation agreements with Messrs. Dugan and Awerkamp to establish SERP benefits. Under these agreements, the Executive is entitled to receive following his retirement certain amounts in addition to the payments receivable by him under the Company's qualified retirement plan, the Profit-Sharing Plan. The amount of the supplemental payments under the agreements depends on when the Executive retires, when his agreement payments commence, and certain other factors.

As originally contemplated in 1994, the target benefit was 75% of final salary (using the 1994 salary amount and increasing annually at the rate of 5% to age 65) but including projected benefits the participant would receive from social security and the Profit-Sharing Plan. Using that target, Mr. Dugan's SERP benefit was projected at 48% of final salary, and Mr. Awerkamp's SERP benefit was projected at 21% of final salary, although taking into consideration projected social security and profit-sharing plan benefits, each had a combined benefit of 75%. In order to provide incentive to each to remain with the Company, the Board elected to defer vesting of the SERP benefit until age 55 years and provided for a lower benefit if the participant retired prior to age 65 years.

The agreements were amended in April 2004 to clarify that no benefits would be payable if an Executive's employment were terminated for cause and again in December 2007 to comply with Section 409A of the Internal Revenue Code.

Mr. Dugan retired as President and Chief Executive Officer of the Company on February 28, 2007, and his right to receive supplemental payments under his salary continuation agreement commenced on March 1, 2007. Pursuant to his agreement, Mr. Dugan or his beneficiaries are entitled to receive the sum of $171,500 per year, payable in monthly installments of $14,292 each, commencing on March 1, 2007 and continuing for the greater of (i) Mr. Dugan's life, or (ii) 180 months (15 years). Each payment is reportable by Mr. Dugan as ordinary income in the year of receipt, and the Company takes a corresponding income tax deduction for the expenditure. For a further description of the Company's post-retirement compensation arrangements with Mr. Dugan, see the discussion below under the heading, "Arrangements with Former CEO Dugan" on page 35.

Under Mr. Awerkamp's salary continuation agreement, if Mr. Awerkamp retires at "normal retirement" age, that is, at age 65, he or his beneficiaries will be entitled to receive thereafter $68,900 per year, in monthly installments of $5,742, for the greater of (i) his remaining life, or (ii) 180 months (15 years). If Mr. Awerkamp retires at an "early retirement" age, that is, retires before age 65 but after age 60, he or his beneficiaries will be entitled to receive supplemental cash payments over the same period of time, but in amounts that are progressively smaller depending on how early in that time period he retires, down to a minimum cash amount of $47,824 per year, or $3,985 per monthly installment, if he elects early retirement at age 60. However, if Mr. Awerkamp retires early but elects to defer commencement of his supplemental payments until his normal retirement age of 65, he will be able to receive the higher payments receivable by him upon normal retirement.

If Mr. Awerkamp's employment terminates before age 60 but after age 55, he will receive supplemental cash payments under his agreement in lesser amounts. These "very early retirement" payments will be payable to him in a lump sum if he voluntarily terminates his employment during this period, or, if he is terminated involuntarily during the period for any reason other than death or "for cause," he or his beneficiaries will receive the payments in monthly installments for the greater of (i) his life or (ii) 15 years (180 months).

If Mr. Awerkamp's employment terminates before age 55, he receives nothing under his salary continuation agreement, except in the case of termination of his employment under certain circumstances following a change in control. The payments due Mr. Awerkamp following a change in control are discussed below in footnote (d) to the Post-Termination of Employment Benefits Table.

In the event Mr. Awerkamp is terminated "for cause," he receives no payments or benefits under his salary continuation agreement, regardless of his age.

The agreement also provides that, if Mr. Awerkamp dies while in the service of the Company before payments are due him under the agreement, the Company will pay his beneficiaries certain survivor's benefits for 15 years. Furthermore, in certain circumstances if Mr. Awerkamp's employment terminates after a change-in-control, he is entitled to payments from the Company.

Mr. Awerkamp is receiving no payments under the agreement at this time, so there are no benefits reportable by him for income tax purposes and no corresponding deductions for the Company. For a further discussion of these payments, see the section entitled "Potential Payments to Executives Upon Termination or Change-in-Control" on page 35.

Post-Termination of Employment Benefits Table

The table below shows the estimated payouts to each of the named executive officers (other than Mr. Dugan) in connection with termination of their employment under special circumstances, including disability, termination other than for cause, and termination in connection with a change-in-control. For the purposes of this table we are assuming that the individual was terminated on December 31, 2007. Furthermore, for purposes of the benefits determined by reference to the Executives' base salary and incentive compensation, we used the Executives' actual base salary and incentive compensation awards for 2007. The timing and other terms of these payments, the payments receivable by the Executives upon the voluntary termination of their employment or termination for cause, and the applicability of restrictive covenants after termination of the Executives' employment are discussed below under the sections entitled "Employment and Other Compensatory Agreements with Executives" beginning immediately below this table and "Potential Payments To Executives Upon Termination Or Change-In-Control" beginning on page 35.

Name	Disability (a)($)	Death (b)($)	Termination by Company Other than for Cause (c)($)	Termination After a Change-in-Control (d)($)
Ted T. Awerkamp	248,640	1,033,499	776,067	1,184,221
Michael P. McGrath	129,855	0	245,592	432,850
Daniel J. Cook	129,855	0	245,592	432,850

(a) Represents potential payments to Executives under their employment agreements as discussed above.

(b) Represents total potential value of payments to the beneficiaries of Mr. Awerkamp under his salary continuation agreement.

(c) Represents potential payments to Executives under their employment agreements, each of which provides that the Executive would receive his base salary for the remaining term of his agreement and the incentive compensation payment for the last calendar year preceding the termination that he would have received had he remained employed. At December 31, 2007, the remaining term for Mr. Awerkamp was two years and two months and for Messrs. McGrath and Cook was one year and two months. The base salaries and incentive compensation payments for 2007 are disclosed in the Summary Compensation Table above.

(d) Represents potential payments to Executives under their employment agreements and, for Mr. Awerkamp, $1,036,000 in payments under his employment agreement and $148,221 in total potential payments under his salary continuation agreement. Each employment agreement provides that the Executive would receive a multiple of his base salary (2.5 times for Mr. Awerkamp and 2 times for Messrs. McGrath and Cook) and the incentive compensation payment for the last calendar year preceding the termination and change in control that he would have received had he remained employed. The payments under the employment agreement may be reduced in connection with the application of IRC 280G as discussed below. The base salaries and incentive compensation payments for 2007 are disclosed in the Summary Compensation Table above. For further information regarding the salary continuation agreements, see the section entitled "Pension Benefits".

EMPLOYMENT AND OTHER COMPENSATORY AGREEMENTS WITH EXECUTIVES

We have in place three types of individual compensatory agreements with our current and retired Executives: First, we have employment agreements with each of our current top executive officers, which we entered into as of January 1, 2008. Second, we have supplemental retirement benefit agreements (so-called "salary continuation agreements") with our current and former Chief Executive Officers, which we entered into in prior years. Finally, we have a consulting agreement with our former Chief Executive Officer, which we entered into on January 15, 2008. The employment agreements are described in the immediately following section of this proxy statement, "Employment Agreements." The salary continuation agreements are described above under the heading "Pension Benefits." The consulting agreement is described below under the heading "Arrangements with Former CEO Dugan."

Employment Agreements

After a series of discussions with our compensation consultants and a review of peer group practices, our Board of Directors, upon the recommendation of our Compensation Committee, approved in early 2007 our entering into employment agreements with each of our current executive officers, Mr. Awerkamp, Mr. Cook and Mr. McGrath. Those agreements, which became effective March 1, 2007, were amended and restated in their entirety as of January 1, 2008, to comply with Section 409A of the Internal Revenue Code, which sets forth certain requirements for arrangements involving deferred compensation. The employment agreements are intended to further the stability and effectiveness of our management team, while providing the Executives with substantial incentives to continue to achieve financial success at the Company level and thereby build shareholder value. For further discussion of the Company's compensation philosophy and the decision to award employment agreements to the top executives, see the Compensation Discussion and Analysis above.

The agreements for the three Executives are similar in structure and effect. As restated, the agreement for Mr. Awerkamp continued through February 28, 2010, and the agreements for Messrs. McGrath and Cook continued through February 28, 2009, in each case renewable by the Board of Directors as of February of each year of the term for an additional year. In February 2008, upon the recommendation of the Compensation Committee, the Board of Directors approved the extension of the term of each agreement for an additional year, so that the agreement for Mr. Awerkamp is now for a term of three years (ending February 28, 2011) and the agreements for Messrs. McGrath and Cook are for terms of two years (ending February 28, 2010).

Under the agreements, the Executive is guaranteed an annual base salary, as the same may be adjusted upward (but not downward) from time to time, and certain job-related benefits that are typically covered by such agreements, including specified life and health insurance coverage. In addition, Mr. Awerkamp is entitled to the use of a Company automobile and limited perquisites such as club fees, and Mr. Cook is entitled to receive club fees. Each agreement also provides that the Executive will be entitled to participate in the Company's Incentive Compensation Plan, that is, the Executive will be eligible to receive an incentive plan award for each year under which a cash payment will be made to him at the end of the year if the specified financial performance target or targets applicable to the Executive for that year are met. The agreements also specify the maximum amount of the incentive plan payment thus receivable by the particular Executive in any year, as a percentage of such Executive's base salary – specifically, the maximum incentive plan payment for Mr. Awerkamp in any year is 40% of his base salary and the maximum incentive plan payment for each of Mr. Cook and Mr. McGrath for any year is 25% of his base salary. Such percentages were selected by the Board and Committee based on their review of incentive compensation arrangements for executives at similarly situated bank holding companies. Thereafter, Cook & Co., the Company's compensation consultant, confirmed the incentive plan payment terms, including the percentages, are within a reasonable range for similar plans among comparison bank holding companies. The base salaries currently receivable by the Executives under the agreements are $325,000 for Mr. Awerkamp, $185,000 for Mr. Cook and $185,000 for Mr. McGrath.

The agreements also call for special payments to be made to the Executives if they are disabled, if their employment with the Company is terminated without cause, or if their employment is terminated following a change-in-control of the Company, as that term is defined in the agreements. For a further discussion of these special payment provisions, see the discussion below under the heading, "Potential Payments to Executives Upon Termination or Change-in-Control." The agreements also contain non-competition covenants that may be triggered upon certain terminations of the Executive's employment and, if so, apply for two years thereafter; however, in the case of either Mr. McGrath or Mr. Cook, the non-competition period would be one year if the Company terminated his employment without cause. In cases where these covenants apply, the Executives are generally precluded from being employed by or affiliated with any bank or other insured depository institution, or other entity engaged in commercial, agricultural or consumer lending or the sale of any services or products provided by the Company, if that institution or entity is located within fifty (50) miles of the corporate city limits of Quincy, Illinois, or within five (5) miles of the main or branch facility of any of the subsidiaries of the Company.

Arrangements with Former CEO Dugan

Dan S. Dugan, long-time President and CEO of the Company and Mercantile Bank, retired effective February 28, 2007, and was succeeded by Ted T. Awerkamp. Mr. Dugan continues to serve as Chairman of the Board of Directors of the Company, as well as director of several of the Company's other majority-owned banks and bank holding companies. However, beginning January 1, 2007, as a non-independent director of the Company, Mr. Dugan has not received directors' fees from the Company or any of its majority-owned banks and bank holding companies to the extent he serves as a director of any such bank or bank holding company. The fees paid to him as a director of the Company and any of its subsidiaries in 2006 are identified above in the Summary Compensation Table under the column entitled "Salary".

Immediately following his retirement, Mr. Dugan commenced serving as a consultant to the Company, under a one-year arrangement which was formalized in a written agreement between the Company and Mr. Dugan dated March 2, 2007. The agreement was amended and restated in its entirety as of January 15, 2008, for a new one-year term beginning March 1, 2008. Under the current consulting agreement, which is also for a term of one year and on terms substantially similar to the 2007 agreement, Mr. Dugan will provide management and the Board of Directors with such advice and assistance on such corporate projects and issues as they may request from time to time, with the understanding that the time and effort to be expended by Mr. Dugan in such capacity, while significant, will not exceed on an annualized basis the time and effort expected of a part-time employee (i.e., will not involve a commitment of time exceeding 50% of the commitment required of a full-time employee). For his consulting services, Mr. Dugan will be paid a base annual fee of $75,000, subject to adjustment if services rendered are significantly greater than services expected to be rendered. Mr. Dugan is entitled under his consulting agreement to support staff and assistance and reimbursement for reasonable expenses incurred, both as required in the performance of his duties, and the payment of or reimbursement for the cost of a country club social membership.

In addition, Mr. Dugan's retirement triggered the obligation of the Company to make supplemental retirement payments to him under the salary continuation agreement entered into between Mr. Dugan and the Company in 1994. The amount and timing of these supplemental retirement payments are disclosed above in the section entitled "Pension Benefits." Also, in 2007 Mr. Dugan rolled over his benefits under the Company's qualified retirement plan, the Profit-Sharing Plan, into an individual retirement account.

Because of his service as Company President and CEO within the last three years, Mr. Dugan is not deemed an "independent director" for purposes of the Amex listing requirements or certain applicable provisions of the securities laws.

POTENTIAL PAYMENTS TO EXECUTIVES UPON TERMINATION OR CHANGE-IN-CONTROL

Employment Agreements for Executives

As discussed in the immediately preceding section of this proxy statement under the heading "Employment Agreements," each of the Company's top Executives has an employment agreement with the Company, under which, among other things, the Executives are entitled to receive special cash payments if their employment with us is terminated under non-standard circumstances, such as following a change-in-control of the Company. These agreements became effective on January 1, 2008.

The information required to be set forth in this section of the proxy statement, regarding special benefits that may be payable to executives upon termination of their employment under various circumstances, assumes for purposes of presentation and analysis that the executives' employment should be deemed to have terminated, hypothetically, as of the last day of the preceding fiscal year, in this case, as of December 31, 2007.

Voluntary Termination or Early Retirement

Under the employment agreements, an Executive may terminate his employment during the term of the agreement, upon 6 months written notice to the Company, but absent some special circumstance, such as a preceding change-in-control of the Company, the Executive will not be entitled to any special payments or benefits under the agreement. The Executive would be required under the agreement to continue to perform his duties for the six-month period and would be entitled to continuing compensation during that period, but would not be entitled to any further payments after the date of termination. However, if the Company fails to renew the term of the Executive's employment agreement for an additional year as of February of any year of the term, then the Executive may terminate the agreement without cause upon sixty (60) days' written notice, in which case the Executive would only be obligated to perform his duties for such sixty (60)-day period.

Of course, if the Executive terminated his employment voluntarily, the Executive would also be entitled to receive the vested portion of his account under the Company's qualified retirement plan (the Profit-Sharing Plan).

In addition, if the Executive also has a salary continuation agreement with the Company, as Mr. Awerkamp has, he may be entitled to receive cash payments under that agreement following a voluntary termination of employment if such termination constitutes early retirement under the agreement, supplementing his payments under the retirement plan, and he may be able to receive cash payments under his agreement even if his voluntary termination of employment occurs *before* the earliest date of early retirement for him under the retirement plan, if he meets the conditions in the agreement for such *very early* retirement payments. In all cases, if the Executive is entitled to receive cash payments under his salary continuation agreement upon voluntary retirement, the amount of the payments will depend on how old the Executive is when he voluntarily retires and whether he elects to receive his payments under the agreement immediately or chooses to wait until a later date to commence receipt thereof. Because Mr. Awerkamp's salary continuation agreement does not provide for any payments if he voluntarily terminates his employment before he turns 55, and because he was not yet 55 on December 31, 2007, he would not have been entitled to any cash payments under his agreement if he had voluntarily terminated his employment at the end of last year.

Former Chief Executive Officer (and current Chairman of the Board) Dugan, who also has a salary continuation agreement, retired in February 2007 and became eligible to receive his account balance under our qualified retirement plan, as of March 1, 2007. See the discussion above, under "Arrangements with Former CEO Dugan."

Termination for Cause

Under the employment agreements, if the Company terminates an Executive for cause (as defined in the agreement), he is entitled to receive payment of his base salary only through the end of the month the termination becomes effective. This limited right to post-termination payment of salary is driven solely by the demands of payroll processing and is for the convenience of the Company, not the Executive. Of course, an Executive terminated for cause on December 31, 2007, the last day of the month, would not have received any benefit from this provision anyway.

Although an Executive terminated for cause may retain the legal right to receive certain amounts due him upon termination, such an Executive would not receive any enhanced rights or benefits to retirement payments under the Company's qualified plan. The Executive's eligibility to receive subsequent plan payments under such circumstances would be determined in a manner consistent for all employees participating in the plan who may be terminated under such circumstances.

Death or Disability

The employment agreements may provide for enhanced payments to an Executive who becomes disabled during the term of his agreement, depending on the dollar amount of the insurance payments he receives during his disability. Specifically, under the agreements if the Executive's employment is suspended due to disability and the disability insurance payments made to him (annualized) are less than 60% of the sum of (i) the Executive's annual base salary at the time his disability commences, plus (ii) the amount of the payment, if any, received by the Executive under the Incentive Compensation Plan for the year ended immediately prior to the year he becomes disabled, he is entitled to receive payments equal to the difference for so long as he is eligible to receive disability income payments. If any Executive's employment had been suspended due to disability on December 31, 2007, it is unlikely that the Executive would have been entitled to receive any "makeup payments" under the employment agreement with respect to his base salary, due to the disability coverage presently held by the Company's executives. However, the Executive would have become entitled to receive from the Company under the employment agreement an amount equal to 60% of his incentive compensation award for the immediately preceding year, which payment is not included in the Company's disability coverage.

The employment agreements provide that, upon death of an Executive, the Company would be obligated to pay the Executive's compensation through the end of the month during which the Executive dies. In addition, under the salary continuation agreement with Mr. Awerkamp, if he were terminated due to death on December 31, 2007, his beneficiaries would be entitled to payments under the agreement. Specifically, had Mr. Awerkamp died on December 31, 2007 while in service to the Company, his beneficiaries would be entitled to receive one hundred eighty (180) equal monthly installments of $5,741.66.

No Executive would have been entitled to receive any other special benefits or payments upon termination of his employment due to death or disability at the end of last year under any other special agreements or arrangements provided by the Company, other than the payments described above and other than such benefits and payments that might have been received by him or his heirs or beneficiaries under the Company's group disability or life insurance plan or the Company's qualified retirement plan (the Profit-Sharing Plan), if applicable, which benefits or payments, if received, would have been determined in a manner consistent with that applied for all employees of the Company experiencing termination of employment under similar circumstances.

Termination Other than for Cause

Under the employment agreements, if an Executive is terminated without cause during the term of the agreement, he is entitled to receive his base annual salary and all other benefits due him under the agreement for the remainder of the term of the agreement (but not less than two years for Mr. Awerkamp and one year for Messrs. McGrath and Cook) and his incentive compensation award for the last calendar year preceding the termination of employment, with no duty on his part to mitigate the cost thereof to the Company by seeking other employment, provided, however, the Executive thus terminated has no further right to receive an award under the Incentive Compensation Plan for any years after the year in which his termination occurs. Had any Executive been terminated without cause on December 31, 2007, the Executive would have received the remaining payments of his base salary plus all other benefits due him during the term of the agreement (two years and two months more for Mr. Awerkamp and one year and two months more for Messrs. McGrath and Cook) and his incentive compensation award for 2007, as reflected in the Summary Compensation Table above. The severance amount would be payable to the Executive in twenty-four equal monthly installments following termination; provided, however, if the severance amount would exceed the safe harbor amount under Section 409A of the Internal Revenue Code, such excess portion would be paid in a lump sum to the Executive. If the termination without cause of the Executive followed a change-in-control of the Company, the consequences to him under the employment agreement would be different, as discussed in the ensuing section, "Termination After a Change-in-Control."

There are no other plans or agreements under which any of the Executives would be entitled to receive any special benefits or payments upon termination without cause. We have a policy under which our employees generally are entitled to receive severance benefits in the event of termination of their employment other than for cause under certain circumstances; however, the Executives' employment agreements provide that the Executives are not eligible to receive severance benefits under the policy.

The termination for cause of an Executive would not result in his receipt of enhanced retirement benefits under our qualified retirement plan (the Profit-Sharing Plan) beyond those normally receivable by him, determined in a manner consistent with the determination of plan benefits for all employees of the Company.

Termination after a Change-in-Control

The employment agreements provide our Executives with financial protection and security should there be a "change-in-control" of the Company and thereafter they are either terminated or effectively forced out. Specifically, if a change-in-control (as defined in the agreement) occurs and, within the remaining term of the agreement, the Executive either (i) is terminated by the Company without cause or (ii) resigns because he has (a) been demoted; (b) had his compensation reduced; (c) had his principal place of employment transferred away from the City of Quincy, Illinois; or (d) had his job title, status or responsibility materially reduced, the Executive will be entitled to receive from the Company a lump sum cash payment equal to, for Mr. Awerkamp, 2.5 times the sum of, and for Mr. Cook and Mr. McGrath, two times the sum of (x) his annual base salary at the time of the change-in-control/the termination of his employment, plus (y) the amount of the payment, if any, received by him under the Incentive Compensation Plan for the fiscal year immediately preceding the year in which his employment terminates. The Executive would also be entitled to continue to receive the other benefits due to him under his employment agreement for two years for Mr. Awerkamp and one year for Messrs. McGrath and Cook, after the date of termination, other than the right to participate in the Incentive Compensation Plan in the year following the year of termination. Had the employment of any Executive terminated on December 31, 2007 following a change-in-control, the Executive would have been entitled to receive (a) a lump sum cash payment equal to, for Mr. Awerkamp, 2.5 times the sum of, and for Mr. Cook and Mr. McGrath, two times the sum of (x) his annual salary for 2007, plus (y) the most recent Incentive Compensation Plan payment (for the 2007 year), as well as continuing benefits such as health insurance for two years for Mr. Awerkamp and one year for Messrs. McGrath and Cook.

Under Mr. Awerkamp's salary continuation agreement, if Mr. Awerkamp were terminated prior to reaching age 60 for reasons other than death, disability, or for cause, but after a change-in-control, and in connection with the change-in-control Mr. Awerkamp's title, duties, responsibilities, or base salary is significantly lessened or his situs of employment is changed, without his consent, then the Company is required to make certain payments to Mr. Awerkamp based upon schedules in his agreement.

The payment under Mr. Awerkamp's employment agreement arising from his death would be reduced under certain circumstances related to payments under his salary continuation agreement. His employment agreement provides that if the present value of payments due Mr. Awerkamp on account of a change-in-control under the employment agreement, plus the present value of payments due to him under his salary continuation agreement relating to a change-in-control, exceed three times the "base amount" determined under Internal Revenue Code Section 280G, then the payment under this employment agreement will be reduced by an amount that would be equal to three times his base amount less one dollar. This provision is intended to preserve the deductibility of the payments to Mr. Awerkamp, which might otherwise be nondeductible under IRC Section 280G under these circumstances. The "base amount" is defined as the person's annualized includible compensation for the most recent five taxable years ending before the date on which the change of control occurs.

There are no other agreements or plans under which any of the Executives would be entitled to receive special payments or benefits upon termination of their employment following a change-in-control. Such a termination would not result in any Executive receiving enhanced benefits under our qualified retirement plan (our Profit-Sharing Plan) beyond the plan benefits otherwise receivable by him upon retirement or early retirement, determined in a manner consistent with the determination of benefits under the plan for all participating employees of the Company.

OWNERSHIP OF COMMON STOCK BY MANAGEMENT AND PRINCIPAL STOCKHOLDERS

The following tables set forth certain information as of April 8, 2008 regarding the beneficial ownership of the Company's common stock by each person known to the Board of Directors to own beneficially 5% or more of such class of common stock, by each director of the Company, by each executive officer named in the Summary Compensation Table under "Executive Compensation" and by all directors and officers of the Company as a group. Generally, all the information set forth below with respect to the stockholdings of the listed beneficial owners was obtained from such owners, directly or indirectly from reports filed by them with the SEC.

Beneficial Owners

Persons (including groups acting in concert) who beneficially own in excess of five percent (5%) of the Company's common stock are required to file with the SEC certain reports regarding ownership and changes in ownership of such stock pursuant to the Securities Exchange Act of 1934, as amended (the "1934 Act"). The following table identifies, as of April 8, 2008, all persons who are known or presumed by the Board and management to be the beneficial owners of more than five percent (5%) of our common stock, based among other things on reports filed by such persons with the SEC.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent of Shares of Common Stock Outstanding
Mercantile Bank 200 North 33rd Street Quincy, Illinois 62301	557,445(2)	6.4%
R. Dean Phillips 524 North 30th Street Quincy, Illinois 62301	1,315,755(3)	15.1%
Dennis M. Prock 8010 Estero Boulevard Fort Myers Beach, Florida 33931	556,541(4)	6.4%

(1) With respect to the beneficial owners who are natural persons, the figures include shares of common stock held directly by them as well as by spouses or minor children, in trust and by other means of indirect ownership, provided the individual effectively exercises sole or shared voting and/or investment power over the shares.

(2) All shares are held in nominee name for Mercantile Bank by Northern Trust Company. All such shares are held directly or indirectly by Mercantile Bank for the benefit of trust, estate and agency clients, except for 177,744 shares that are held for the benefit of the participants of the Company's Profit-Sharing Plan (the "Plan). In its administration of the accounts of all such trust, estate and agency clients (the "Accounts") and its administration of the Plan, Mercantile Bank has voting and/or investment power over all securities held in such Accounts or the Plan, including shares of our stock, in accordance with the powers specified in the governing instrument of the estate, trust or agency or the Plan document. Mercantile Bank exercises sole voting power with respect to 295,254 shares, shared voting power with respect to 119,622 shares, sole investment power with respect to 73,612 shares, and shared investment power with respect to 178,417 shares. Mercantile Bank disclaims beneficial ownership of any shares over which it has neither voting nor investment power.

(3) Number of shares beneficially owned derived from a report on Schedule 13G filed by Mr. Phillips with the Securities and Exchange Commission on February 13, 2006, as adjusted for the three-for-one stock split effected in June 2006 and the three-for-two stock split effected in December 2007.

(4) Number of shares beneficially owned derived from a report on Form 4 filed by Mr. Prock with the Securities and Exchange Commission on March 11, 2008. Mr. Prock is a director of the Company.

Management

The following table sets forth, as of April 8, 2008, the number of shares of common stock beneficially owned by directors, nominees and executive officers of the Company.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)		Percent of Shares of Common Stock Outstanding
Directors and Named Executive Officers			
Michael J. Foster	9,750	(2)	*
William G. Keller, Jr.	84,216	(3)	*
Frank H. Musholt	14,850	(4)	*
Dennis M. Prock	556,541	(5)	6.4%
Walter D. Stevenson III	68,553	(6)	*
James W. Tracy	1,500	(7)	*
Dan S. Dugan	28,913	(8)	*
Ted T. Awerkamp	15,000	(9)	*
Michael P. McGrath	2,550	(10)	*
Daniel J. Cook	1,013	(11)	*
All Executive Officers and Directors as a group (includes 10 individuals)	960,630	(12)	11.03%

(1) Includes shares of common stock held directly as well as by spouses or minor children, in trust and other indirect ownership, over which shares the individuals effectively exercise voting and/or investment power, as described in the corresponding footnotes.

(2) Includes 7,050 shares owned by Mr. Foster through an individual retirement account over which he has sole voting and investment power and 2,700 shares owned by Mr. Foster with his spouse over which he shares voting and investment power.

(3) Includes 10,620 shares owned by Mr. Keller personally and 73,596 shares held by Mr. Keller as co-trustee of the Schmiedeskamp, Robertson, Neu & Mitchell LLP Profit-Sharing Plan, over which the trustees hold voting power but not investment power. The shares in this plan include 15,750 shares for which Mr. Keller is a beneficiary and thus holds investment power.

(4) Mr. Musholt has sole voting and investment power over the shares.

(5) Shares held by Mr. Prock through a grantor revocable trust and an individual retirement account, over both of which he has sole voting and investment power. Mr. Prock has pledged 553,314 of those shares to Mercantile Bank as security for various loans made by the bank to him or businesses owned by him.

(6) Shares are held by Dr. Stevenson through a revocable trust and an individual retirement account, over both of which Dr. Stevenson exercises sole voting and investment power.

(7) Shares are held by Mr. Tracy jointly with his spouse, with whom he shares voting and investment power.

(8) Includes 13,050 shares owned by Mr. Dugan through an individual retirement account over which he has sole voting and investment power and 15,863 shares owned by his spouse over which he has no voting or investment power.

(9) Includes 2,895 shares owned by Mr. Awerkamp through an individual retirement account over which he has sole voting and investment power and 12,105 shares owned jointly with his spouse over which he shares voting and investment power.

(10) Shares are held by Mr. McGrath through an individual retirement account over which he has sole voting and investment power.

(11) Shares are held by Mr. Cook through an individual retirement account over which he has sole voting and investment power.

(12) Includes 177,744 shares owned by the Company's Profit-Sharing Plan, for which Mercantile Bank serves as trustee. Through its trust department, Mercantile Bank exercises voting and investment power over the shares.

* Less than one percent (1%) of the outstanding shares of common stock.

INTERESTS OF DIRECTORS AND OFFICERS IN CERTAIN TRANSACTIONS

Customer Relationships

Our executive officers and directors and their associates and controlled companies have been, and we anticipate they will continue to be, customers of our subsidiary banks in the ordinary course of business, which has included obtaining loans, maintaining deposit accounts and entering into trust and other fiduciary relationships with our subsidiaries. The most significant of these traditional customer relationships are loans that our banks, principally Mercantile Bank, have extended from time to time to our directors, including members of their immediate families and various businesses, and entities controlled by them. Our banks also occasionally extend loans to our executive officers and their families, although as a matter of law these are much more restricted in terms of loan type and aggregate dollar amount than loans to directors and their associates. All of our insider loans (a) were consistent with similar practices in the banking industry generally, (b) were made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with the banks' other customers, and (c) did not involve more than the normal risk of collectibility or present other unfavorable features, and, as of December 31, 2007, no such loan was past due more than 90 days, on nonaccrual status, a restructured loan under FAS 15, or a potential problem loan.

Other Business Relationships

In addition, from time to time the Company and its subsidiaries will enter into business transactions or business or professional relationships with our directors (including members of their immediate families and their controlled companies), or to a lesser extent with our executive officers and their associates and affiliates. During 2007, the Company had no such transaction or relationship with any of our directors, executive officers or their affiliates or associates where the dollar amount in question exceeded $120,000, except for the Company's professional relationship with the Quincy, Illinois law firm of Schmiedeskamp, Robertson, Neu & Mitchell LLP, of which Director Keller is a senior partner. During 2007, the Company and its subsidiaries paid aggregate fees of $390,025 to the Schmiedeskamp firm, which has provided legal services to the Company for several years. This amount includes a $165,000 annual retainer paid to the firm, which was offset against fees for services rendered during the year.

Mercantile Bank, a subsidiary of the Company, serves as trustee of the Company's Profit-Sharing Plan, which plan owns 177,744 shares of the Company's common stock. Through its trust department, Mercantile Bank exercises voting and investment power over these shares.

Policy and Procedures on Related Party Transactions

The Company has adopted a related person transaction policy applicable to certain transactions between the Company or its subsidiaries and any executive officer or director of the Company, including their immediate family members and their controlled companies and business entities. Under the policy, any such related party transaction, as further defined in Item 404 of Regulation S-K of the SEC rules, will be evaluated and approved or disapproved by the Company's Audit Committee or, if it is unable to act, by a majority of the disinterested directors of the Company. These transactions are also subject to and governed by the Company's Code of Ethics and Standards of Conduct, which together with the policy are available on the Company's website at www.mercbanx.com. The Nominating/Corporate Governance Committee will also be apprised of any related party transactions and consider that information in determining director independence.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our Company's directors and executive officers, and persons who own more than 10% of any class of equity securities of our Company registered pursuant to Section 12 of the Exchange Act, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership in such securities and other equity securities of our Company. Securities and Exchange Commission regulations require directors, executive officers and greater than 10% stockholders to furnish our Company with copies of all Section 16(a) reports they file.

Based solely on our review of these reports, or written statements from these persons that they were not required to file any reports in 2007, we believe that all of our directors and executive officers complied with all Section 16(a) reporting requirements in 2007 and timely filed all reports except for two late filings. Mr. Prock filed a Form 4 in April 2007 five business days late. Mr. McGrath filed a Form 4 in August 2007 six business days late.

OTHER BUSINESS AT THE MEETING

The Board of Directors is not aware of, and does not intend to present, any matter for action at the annual meeting other than those referred to in this proxy statement. If, however, any other matter properly comes before the annual meeting or any adjournment, the holders of the proxies solicited by the Board of Directors will vote on such matters in their discretion in accordance with their best judgment, unless authority to vote on other matters has been withheld.

ANNUAL REPORT

Our Company's Annual Report to Stockholders, containing consolidated financial statements for the year ended December 31, 2007, is being mailed with this proxy statement to all stockholders entitled to vote at the annual meeting. Such Annual Report is not to be regarded as proxy solicitation material.

A COPY OF OUR COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007, AS FILED WITH THE SEC, EXCLUDING EXHIBITS, WILL BE FURNISHED WITHOUT CHARGE TO ANY STOCKHOLDER OF RECORD AS OF APRIL 8, 2008, UPON WRITTEN REQUEST TO CORPORATE SECRETARY, MERCANTILE BANCORP, INC., 200 NORTH 33RD STREET, QUINCY, ILLINOIS 62301. Our Company will provide a copy of any exhibit(s) to the Form 10-K report to any such person upon receipt of a specific written request from such person for such exhibit(s) together with payment of our reasonable expenses in furnishing such exhibit(s). You may read and download our Form 10-K, including exhibits, as well as our other SEC filings, over the internet from several commercial document retrieval services as well as at the SEC's internet website (www.sec.gov), which site may be accessed through the Company's internet website under "Investor Relations" section at www.mercbanx.com.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (including brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are stockholders of our Company will be householding our proxy materials. A single proxy statement may be delivered to multiple stockholders sharing an address unless contrary instructions have been received from one or more of the affected stockholders. Once you have received notice from your broker that it will be householding communications to your address, householding will continue until you are notified otherwise or until you notify your broker or us that you no longer wish to participate in householding. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement and annual report in the future you may (1) notify your broker, (2) direct your written request to: Corporate Secretary, Mercantile Bancorp, Inc., 200 North 33rd Street, Quincy, Illinois 62301, or (3) contact the Corporate Secretary at (217) 223-7300. Stockholders who currently receive multiple copies of the proxy statement at their address and would like to request householding of their communications should contact their broker. In addition, we will promptly deliver, upon written or oral request to the address or telephone number above, a separate copy of the annual report and proxy statement to a stockholder at a shared address to which a single copy of the documents was delivered.

By Order of the Board of Directors

Ted T. Awerkamp
President and Chief Executive Officer

April 15, 2008
Quincy, Illinois

Appendix A

MERCANTILE BANCORP, INC.

2008 EQUITY INCENTIVE PLAN

Article 1
GENERAL

Section 1.1 Purpose, Effective Date and Term. The purpose of this MERCANTILE BANCORP, INC. 2008 EQUITY INCENTIVE PLAN (the "**Plan**") is to promote the long-term financial success of MERCANTILE BANCORP, INC., a Delaware corporation (the "**Company**"), and any Subsidiary by providing a means to attract, retain and reward individuals who can and do contribute to such success and to further align their interests with those of the Company's stockholders. The "**Effective Date**" of the Plan is May 19, 2008, subject to approval of the Plan by the Company's stockholders. The Plan shall remain in effect as long as any awards under it are outstanding; *provided, however,* that no awards may be granted under the Plan after the ten-year anniversary of the Effective Date.

Section 1.2 Administration. The authority to control and manage the operation of the Plan shall be vested in a committee of the Company's Board of Directors (the "**Committee**"), in accordance with **Section 5.1**.

Section 1.3 Participation. Each employee or Director of, or service provider to, the Company or any Subsidiary of the Company who is granted an award in accordance with the terms of the Plan shall be a "**Participant**" in the Plan. Awards under the Plan shall be limited to employees and Directors of, and service providers to, the Company or any Subsidiary; *provided, however,* that an award may be granted to an individual prior to the date on which he or she first performs services as an employee or a Director, provided that such award does not become vested prior to the date such individual commences such services.

Section 1.4 Definitions. Capitalized terms in the Plan shall be defined as set forth in the Plan (including the definition provisions of **Article 8**).

Article 2
AWARDS

Section 2.1 General. Any award under the Plan may be granted singularly, in combination with another award (or awards), or in tandem whereby the exercise or vesting of one award held by a Participant cancels another award held by the Participant. Each award under the Plan shall be subject to the terms and conditions of the Plan and such additional terms, conditions, limitations and restrictions as the Committee shall provide with respect to such award and as evidenced in the Award Agreement. An award may be granted as an alternative to or replacement of an existing award under (i) the Plan; (ii) any other plan of the Company or any Subsidiary; or (iii) as the form of payment for grants or rights earned or due under any other compensation plan or arrangement of the Company or any Subsidiary, including without limitation the plan of any entity acquired by the Company or any Subsidiary. The types of awards that may be granted under the Plan include:

(a) *Stock Awards.* A stock award is a grant of shares of Stock or a right to receive shares of Stock (or their cash equivalent or a combination of both) in the future. Such awards may include, but shall not be limited to, bonus shares, stock units, performance shares, performance units, restricted stock or restricted stock units or any other equity-based award as determined by the Committee (other than as provided in (b), below).

(b) *Stock Options and Stock Appreciation Rights.* Stock options or stock appreciation rights may not be granted under the terms of this Plan.

Section 2.2 **Performance-Based Compensation.** Any performance award under the Plan which is intended to be "performance-based compensation" within the meaning of Code Section 162(m) shall be conditioned on the achievement of one or more of the following objective performance measures, to the extent required by Code Section 162(m), as may be determined by the Committee, or any other performances measures as determined by the Committee if not intended to be "performance-based compensation." The grant of any award and the establishment of performance measures that are intended to be performance-based compensation shall be made during the period required under Code Section 162(m).

(a) *Performance Measures.* Such performance measures may be based on any one or more of the following: earnings (*e.g.*, earnings before interest and taxes, earnings before interest, taxes, depreciation and amortization; or earnings per share); financial return ratios (*e.g.*, return on investment, return on invested capital, return on equity or return on assets); increase in revenue, operating or net cash flows; cash flow return on investment; total stockholder return; market share; net operating income, operating income or net income; debt load reduction; expense management; allowances for loan and lease losses; economic value added; stock price; book value; overhead; assets, achievement of balance sheet or income statement objectives and strategic business objectives, consisting of one or more objectives based on meeting specific cost targets, business expansion goals and goals relating to acquisitions or divestitures. Performance measures may be based on the performance of the Company as a whole or of any one or more Subsidiaries or business units of the Company or a Subsidiary and may be measured relative to a peer group, an index or a business plan.

(b) *Partial Achievement.* The terms of any award may provide that partial achievement of the performance measures may result in a payment or vesting based upon the degree of achievement. In addition, partial achievement of performance measures shall apply toward a Participant's individual limitations as set forth in **Section 3.3**.

(c) *Extraordinary Items.* In establishing any performance measures, the Committee may provide for the exclusion of the effects of the following items, to the extent identified in the audited financial statements of the Company, including footnotes, or in the Management's Discussion and Analysis section of the Company's annual report: (i) extraordinary, unusual, and/or nonrecurring items of gain or loss; (ii) gains or losses on the disposition of a business; (iii) changes in tax or accounting principles, regulations or laws; or (iv) mergers or acquisitions. To the extent not specifically excluded, such effects shall be included in any applicable performance measure.

(d) *Adjustments.* Pursuant to this **Section 2.2**, in certain circumstances the Committee may adjust performance measures; *provided, however,* no adjustment may be made with respect to an award that is intended to be performance-based compensation, except to the extent the Committee exercises such negative discretion as is permitted under applicable law for purposes of an exception under Code Section 162(m). If the Committee determines that a change in the business, operations, corporate structure or capital structure of the Company or the manner in which the Company or any Subsidiary conducts its business or other events or circumstances render current performance measures to be unsuitable, the Committee may modify such performance measures, in whole or in part, as the Committee deems appropriate. If a Participant is promoted, demoted or transferred to a different business unit during a performance period, the Committee may determine that the selected performance measures or applicable performance period are no longer appropriate, in which case, the Committee, in its sole discretion, may: (i) adjust, change or eliminate the performance measures or change the applicable performance period; or (ii) cause to be made a cash payment to the Participant in an amount determined by the Committee.

Section 2.3 **Dividends and Dividend Equivalents.** Any award under the Plan may provide the Participant with the right to receive dividend payments or dividend equivalent payments with respect to shares of Stock subject to the award, which payments may be either made currently or credited to an account for the Participant, may be settled in cash or Stock and may be subject to restrictions similar to the underlying award.

Section 2.4 **Deferred Compensation.** If any award would be considered "deferred compensation" as defined under Code Section 409A ("**Deferred Compensation**"), the Committee reserves the absolute right (including the right to delegate such right) to unilaterally amend the Plan or the Award Agreement, without the consent of the Participant, to avoid the application of, or to maintain compliance with, Code Section 409A. Any amendment by the Committee to the Plan or an Award Agreement pursuant to this **Section 2.4** shall maintain, to the extent practicable, the original intent of the applicable provision without violating Code Section 409A. A Participant's acceptance of any award under the Plan constitutes acknowledgement and consent to such rights of the Committee, without further consideration or action. Any discretionary authority retained by the Committee pursuant to the terms of this Plan or pursuant to an Award Agreement shall not be applicable to an award which is determined to constitute Deferred Compensation, if such discretionary authority would contravene Code Section 409A.

Section 2.5 **Forfeiture of Awards.** Unless specifically provided to the contrary in an Award Agreement, upon notification of Termination of Service for Cause, any outstanding award, whether vested or unvested (excluding stock awards which have fully vested and issued to the Participant), held by a Participant shall terminate immediately, the award shall be forfeited and the Participant shall have no further rights thereunder.

Article 3
SHARES SUBJECT TO PLAN

Section 3.1 **Available Shares.** The shares of Stock with respect to which awards may be made under the Plan shall be shares currently authorized but unissued, currently held or, to the extent permitted by applicable law, subsequently acquired by the Company, including shares purchased in the open market or in private transactions.

Section 3.2 Share Limitations.

(a) *Share Reserve.* Subject to the following provisions of this **Section 3.2**, the maximum number of shares of Stock that may be delivered to Participants and their beneficiaries in the aggregate under the Plan shall be 260,000 shares of Stock. The aggregate number of shares available for grant under this Plan and the number of shares of Stock subject to outstanding awards shall be subject to adjustment as provided in **Section 3.4**.

(b) *Reuse of Shares.* To the extent any shares of Stock covered by an award under the Plan are forfeited or are not delivered to a Participant or beneficiary for any reason, including because the award is forfeited, canceled or settled in cash, such shares shall not be deemed to have been delivered for purposes of determining the maximum number of shares of Stock available for delivery under the Plan and shall again become eligible for issuance under the Plan.

Section 3.3 Limitations on Grants to Individuals. With respect to awards, the following limitations shall be applicable:

(a) *Stock Awards.* The maximum number of shares of Stock that may be subject to stock awards described under **Section 2.1(a)** which are granted to any one Participant during any calendar year and are intended to be "performance-based compensation" (as that term is used for purposes of Code Section 162(m)) and then only to the extent that such limitation is required by Code Section 162(m), shall be 20,000.

(b) *Stock Awards Settled in Cash.* The maximum dollar amount that may be payable to a Participant pursuant cash-settled stock awards under **Section 2.1(a)** which are granted to any one Participant during any calendar year and are intended to be performance-based compensation (as that term is used for purposes of Code Section 162(m)) and then only to the extent that such limitation is required by Code Section 162(m), shall be $500,000.

(c) *Dividend, Dividend Equivalents and Earnings.* For purposes of determining whether an award is intended to be qualified as performance-based compensation under the foregoing limitations of this **Section 3.3**, (i) the right to receive dividends and dividend equivalents with respect to any award which is not yet vested shall be treated as a separate award; and (ii) if the delivery of any shares or cash under an award is deferred, any earnings, including dividends and dividend equivalents, shall be disregarded.

(d) *Partial Performance.* Notwithstanding the preceding provisions of this **Section 3.3**, if in respect of any performance period or restriction period, the Committee grants to a Participant awards having an aggregate dollar value and/or number of shares less than the maximum dollar value and/or number of shares that could be paid or awarded to such Participant based on the degree to which the relevant performance measures were attained, the excess of such maximum dollar value and/or number of shares over the aggregate dollar value and/or number of shares actually subject to awards granted to such Participant shall be carried forward and shall increase the maximum dollar value and/or the number of shares that may be awarded to such Participant in respect of the next performance period in respect of which the Committee grants to such Participant an award intended to qualify as "performance-based compensation" (as that term is used for purposes of Code Section 162(m)), subject to adjustment pursuant to **Section 3.4** hereof.

Section 3.4 **Corporate Transactions.** In the event of a corporate transaction involving the Company or the shares of Stock of the Company (including any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination or exchange of shares), all outstanding awards under the Plan, the number of shares reserved for issuance under the Plan under **Section 3.2** and each of the specified limitations set forth in **Section 3.3** shall automatically be adjusted to proportionately and uniformly reflect such transaction (but only to the extent that such adjustment will not affect the status of an award intended to qualify as "performance-based compensation" under Code Section 162(m), if applicable); *provided, however,* that the Committee may otherwise adjust awards (or prevent such automatic adjustment) as it deems necessary, in its sole discretion, to preserve the benefits or potential benefits of the awards and the Plan. Action by the Committee may include: (i) adjustment of the number and kind of shares which may be delivered under the Plan; (ii) adjustment of the number and kind of shares subject to outstanding awards; and (iii) any other adjustments that the Committee determines to be equitable (which may include, (A) replacement of awards with other awards which the Committee determines have comparable value and which are based on stock of a company resulting from the transaction, and (B) cancellation of the award in return for cash payment of the current value of the award, determined as though the award were fully vested at the time of payment.

Section 3.5 **Delivery of Shares.** Delivery of shares of Stock or other amounts under the Plan shall be subject to the following:

(a) *Compliance with Applicable Laws.* Notwithstanding any other provision of the Plan, the Company shall have no obligation to deliver any shares of Stock or make any other distribution of benefits under the Plan unless such delivery or distribution complies with all applicable laws (including, the requirements of the Securities Act), and the applicable requirements of any securities exchange or similar entity.

(b) *Certificates.* To the extent that the Plan provides for the issuance of shares of Stock, the issuance may be effected on a non-certificated basis, to the extent not prohibited by applicable law or the applicable rules of any stock exchange.

Article 4
CHANGE IN CONTROL

Section 4.1 **Consequence of a Change in Control.** Subject to the provisions of **Section 3.4** (relating to the adjustment of shares), and except as otherwise provided in the Plan or in the terms of any Award Agreement, at the time of a Change in Control, all stock awards described in **Section 2.1(a)** shall be fully earned and vested immediately upon the Change in Control.

Section 4.2 **Definition of Change in Control.** For purposes of the Plan, a "**Change in Control**" shall mean the first to occur of any of the following events:

(a) Any person, group of investors or entity becomes the beneficial owner, directly or indirectly, of one share more than fifty percent (50%) of the then issued and outstanding Voting Securities of the Company (and, for purposes hereof, a person will be considered to be a beneficial owner of such stock if such person, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares voting power, which includes the power to vote or to direct the voting of such stock, or investment power, which includes the power to dispose or to direct the disposition of such stock);

(b) Change in the majority of the incumbent Board unless new directors were nominated or appointed by a majority of the incumbent Board;

(c) The Company merges or consolidates with or reorganizes with or into any other corporation other than its affiliates or engages in any other similar business combination or reorganization and, immediately after the transaction, the stockholders of the Company immediately prior to the transaction do not hold, directly or indirectly, more than fifty percent (50%) of the voting securities of the combined company (there being excluded from the number of shares held by such stockholders, but not from the voting securities of the combined company, any shares received by affiliates, officers or directors of such other company in exchange for stock of such other company); or

(d) The Company sells, assigns or transfers all or substantially all of its business and assets, in one or a series of related transactions, except any such sales to affiliates. For the purposes of this **Section 4.2**, "**affiliates**" is defined as any entity in which the Company has voting control of at least fifty percent (50%) of such entity's voting stock.

In the event that any award under the Plan constitutes Deferred Compensation, and the settlement of, or distribution of benefits under such award is to be triggered by a Change in Control, then such settlement or distribution shall be subject to the event constituting the Change in Control also constituting a "change in control event" permitted under Code Section 409A.

Article 5
COMMITTEE

Section 5.1 **Administration.** The authority to control and manage the operation and administration of the Plan shall be vested in the Committee in accordance with this **Article 5**. The Committee shall be selected by the Board, provided that the Committee shall consist of two (2) or more members of the Board, each of whom are both a "non-employee director" (within the meaning of Rule 16b-3 promulgated under the Exchange Act) and an "outside director" (within the meaning of Code Section 162(m)). Subject to applicable stock exchange rules, if the Committee does not exist, or for any other reason determined by the Board, the Board may take any action under the Plan that would otherwise be the responsibility of the Committee.

Section 5.2 **Powers of Committee.** The Committee's administration of the Plan shall be subject to the following:

(a) Subject to the provisions of the Plan, the Committee will have the authority and discretion to select from among the Company's and any Subsidiary's employees, Directors and service providers those persons who shall receive awards, to determine the time or times of receipt, to determine the types of awards and the number of shares covered by the awards, to establish the terms, conditions, performance criteria, restrictions, and other provisions of such awards, (subject to the restrictions imposed by **Article 6**) to cancel or suspend awards and to reduce or eliminate any restrictions or vesting requirements applicable to an award at any time after the grant of the award.

(b) Notwithstanding anything in the Plan to the contrary, in the event that the Committee determines that it is advisable to grant awards which shall not qualify for the exception for performance-based compensation from the tax deductibility limitations of Section 162(m) of the Code, the Committee may make such grants or awards, or may amend the Plan to provide for such grants or awards, without satisfying the requirements of Section 162(m) of the Code.

(c) The Committee will have the authority and discretion to interpret the Plan, to establish, amend and rescind any rules and regulations relating to the Plan, and to make all other determinations that may be necessary or advisable for the administration of the Plan.

(d) The Committee will have the authority to define terms not otherwise defined herein.

(e) Any interpretation of the Plan by the Committee and any decision made by it under the Plan is final and binding on all persons.

(f) In controlling and managing the operation and administration of the Plan, the Committee shall take action in a manner that conforms to the articles and bylaws of the Company and applicable state corporate law.

Section 5.3 **<u>Delegation by Committee</u>.** Except to the extent prohibited by applicable law, the applicable rules of a stock exchange or the Plan, or as necessary to comply with the exemptive provisions of Rule 16b-3 promulgated under the Exchange Act, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it, including: (a) delegating to a committee of one or more members of the Board who are not "outside directors" within the meaning of Code Section 162(m), the authority to grant awards under the Plan to eligible persons who are either: (i) not then "covered employees," within the meaning of Code Section 162(m) and are not expected to be "covered employees" at the time of recognition of income resulting from such award; or (ii) not persons with respect to whom the Company wishes to comply with Code Section 162(m); and/or (b) delegating to a committee of one or more members of the Board who are not "non-employee directors," within the meaning of Rule 16b-3, the authority to grant awards under the Plan to eligible persons who are not then subject to Section 16 of the Exchange Act. The acts of such delegates shall be treated hereunder as acts of the Committee and such delegates shall report regularly to the Committee regarding the delegated duties and responsibilities and any awards so granted. Any such allocation or delegation may be revoked by the Committee at any time.

Section 5.4 **<u>Information to be Furnished to Committee</u>.** As may be permitted by applicable law, the Company and any Subsidiary shall furnish the Committee with such data and information as it determines may be required for it to discharge its duties. The records of the

Company and any Subsidiary as to an employee's or Participant's employment, termination of employment, leave of absence, reemployment and compensation shall be conclusive on all persons unless determined by the Committee to be manifestly incorrect. Subject to applicable law, Participants and other persons entitled to benefits under the Plan must furnish the Committee such evidence, data or information as the Committee considers desirable to carry out the terms of the Plan.

Section 5.5 **Expenses and Liabilities.** All expenses and liabilities incurred by the Committee in the administration and interpretation of the Plan or any Award Agreement shall be borne by the Company. The Committee may employ attorneys, consultants, accountants or other persons in connection with the administration and interpretation of the Plan. The Company, and its officers and Directors, shall be entitled to rely upon the advice, opinions or valuations of any such persons.

Article 6
AMENDMENT AND TERMINATION

Section 6.1 **General.** The Board may, as permitted by law, at any time, amend or terminate the Plan, and may amend any Award Agreement, provided that no amendment or termination (except as provided in **Section 2.4**, **Section 3.4** and **Section 6.2**) may, in the absence of written consent to the change by the affected Participant (or, if the Participant is not then living, the affected beneficiary), impair the rights of any Participant or beneficiary under any award granted which was granted under the Plan prior to the date such amendment is adopted by the Board; *provided, however*, that, no amendment may (a) materially increase the benefits accruing to Participants under the Plan; (b) materially increase the aggregate number of securities which may be issued under the Plan, other than pursuant to **Section 3.4**, or (c) materially modify the requirements for participation in the Plan, unless the amendment under (a), (b) or (c) above is approved by the Company's stockholders.

Section 6.2 **Amendment to Conform to Law.** Notwithstanding any provision in this Plan or any Award Agreement to the contrary, the Committee may amend the Plan or an Award Agreement, to take effect retroactively or otherwise, as deemed necessary or advisable for the purpose of conforming the Plan or the Award Agreement to any present or future law relating to plans of this or similar nature (including, but not limited to, Code Section 409A). By accepting an award under this Plan, each Participant agrees and consents to any amendment made pursuant to this **Section 6.2** or **Section 2.4** to any award granted under this Plan without further consideration or action.

Article 7
GENERAL TERMS

Section 7.1 **No Implied Rights.**

(a) *No Rights to Specific Assets.* Neither a Participant nor any other person shall by reason of participation in the Plan acquire any right in or title to any assets, funds or property of the Company or any Subsidiary whatsoever, including any specific funds, assets, or other property which the Company or any Subsidiary, in its sole discretion, may set aside in anticipation of a liability under the Plan. A Participant shall have only a contractual right to the

Stock or amounts, if any, payable or distributable under the Plan, unsecured by any assets of the Company or any Subsidiary, and nothing contained in the Plan shall constitute a guarantee that the assets of the Company or any Subsidiary shall be sufficient to pay any benefits to any person.

(b) *No Contractual Right to Employment or Future Awards.* The Plan does not constitute a contract of employment, and selection as a Participant will not give any participating employee the right to be retained in the employ of the Company or any Subsidiary or any right or claim to any benefit under the Plan, unless such right or claim has specifically accrued under the terms of the Plan. No individual shall have the right to be selected to receive an award under this Plan, or, having been so selected, to receive a future award under this Plan.

(c) *No Rights as a Stockholder.* Except as otherwise provided in the Plan, no award under the Plan shall confer upon the holder thereof any rights as a stockholder of the Company prior to the date on which the individual fulfills all conditions for receipt of such rights.

Section 7.2 **Transferability.** Except as otherwise so provided by the Committee, awards under the Plan are not transferable except as designated by the Participant by will or by the laws of descent and distribution or pursuant to a qualified domestic relations order, as defined in the Code or Title I of the Employee Retirement Income Security Act of 1974, as amended. The Committee shall have the discretion to permit the transfer of awards under the plan; *provided, however,* that such transfers shall be limited to immediate family members of participants, trusts and partnerships established for the primary benefit of such family members or to charitable organizations, and; *provided, further,* that such transfers are not made for consideration to the Participant.

Section 7.3 **Designation of Beneficiaries.** A Participant hereunder may file with the Company a written designation of a beneficiary or beneficiaries under this Plan and may from time to time revoke or amend any such designation ("**Beneficiary Designation**"). Any designation of beneficiary under this Plan shall be controlling over any other disposition, testamentary or otherwise; *provided, however,* that if the Committee is in doubt as to the entitlement of any such beneficiary to any award, the Committee may determine to recognize only the legal representative of the Participant in which case the Company, the Committee and the members thereof shall not be under any further liability to anyone.

Section 7.4 **Non-Exclusivity.** Neither the adoption of this Plan by the Board nor the submission of the Plan to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board or the Committee to adopt such other incentive arrangements as either may deem desirable, including, without limitation, the granting of restricted stock, stock options or other equity awards otherwise than under the Plan or an arrangement that is or is not intended to qualify under Code Section 162(m), and such arrangements may be either generally applicable or applicable only in specific cases.

Section 7.5 **Award Agreement.** Each award granted under the Plan shall be evidenced by an Award Agreement. A copy of the Award Agreement, in any medium chosen by the Committee, shall be provided (or made available electronically) to the Participant, and the Committee may but need not require that the Participant sign a copy of the Award Agreement.

Section 7.6 **Form and Time of Elections.** Unless otherwise specified herein, each election required or permitted to be made by any Participant or other person entitled to benefits under the Plan, and any permitted modification, or revocation thereof, shall be filed with the Company at such times, in such form, and subject to such restrictions and limitations, not inconsistent with the terms of the Plan, as the Committee shall require.

Section 7.7 **Evidence.** Evidence required of anyone under the Plan may be by certificate, affidavit, document or other information which the person acting on it considers pertinent and reliable, and signed, made or presented by the proper party or parties.

Section 7.8 **Tax Withholding.** All distributions under the Plan are subject to withholding of all applicable taxes and the Committee may condition the delivery of any shares or other benefits under the Plan on satisfaction of the applicable withholding obligations. Except as otherwise provided by the Committee, such withholding obligations may be satisfied: (a) through cash payment by the Participant; (b) through the surrender of shares of Stock which the Participant already owns; or (c) through the surrender of shares of Stock to which the Participant is otherwise entitled under the Plan; *provided, however,* that except as otherwise specifically provided by the Committee, such shares under clause (c) may not be used to satisfy more than the Company's minimum statutory withholding obligation.

Section 7.9 **Action by Company or Subsidiary.** Any action required or permitted to be taken by the Company or any Subsidiary shall be by resolution of its board of directors, or by action of one or more members of the board (including a committee of the board) who are duly authorized to act for the board, or (except to the extent prohibited by applicable law or applicable rules of any stock exchange) by a duly authorized officer of the Company or such Subsidiary.

Section 7.10 **Successors.** All obligations of the Company under this Plan shall be binding upon and inure to the benefit of any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation or otherwise, of all or substantially all of the business, stock, and/or assets of the Company.

Section 7.11 **Indemnification.** To the fullest extent permitted by law, each person who is or shall have been a member of the Committee, or of the Board, or an officer of the Company to whom authority was delegated in accordance with **Section 5.3**, or an employee of the Company shall be indemnified and held harmless by the Company against and from any loss (including amounts paid in settlement), cost, liability or expense (including reasonable attorneys' fees) that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under the Plan and against and from any and all amounts paid by him or her in settlement thereof, with the Company's approval, or paid by him or her in satisfaction of any judgment in any such action, suit, or proceeding against him or her, provided he or she shall give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf, unless such loss, cost, liability, or expense is a result of his or her own willful misconduct or except as expressly provided by statute. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's charter or bylaws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

Section 7.12 __No Fractional Shares.__ Unless otherwise permitted by the Committee, no fractional shares of Stock shall be issued or delivered pursuant to the Plan or any award. The Committee shall determine whether cash, Stock or other property shall be issued or paid in lieu of fractional shares or whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated.

Section 7.13 __Governing Law.__ The Plan, all awards granted hereunder, and all actions taken in connection herewith shall be governed by and construed in accordance with the laws of the State of Illinois without reference to principles of conflict of laws, except as superseded by applicable federal law.

Section 7.14 __Benefits Under Other Plans.__ Except as otherwise provided by the Committee, awards to a Participant (including the grant and the receipt of benefits) under the Plan shall be disregarded for purposes of determining the Participant's benefits under, or contributions to, any Qualified Retirement Plan, non-qualified plan and any other benefit plans maintained by the Participant's employer. The term "**Qualified Retirement Plan**" means any plan of the company or a Subsidiary that is intended to be qualified under Code Section 401(a).

Section 7.15 __Validity.__ If any provision of this Plan is determined to be illegal or invalid for any reason, said illegality or invalidity shall not affect the remaining parts hereof, but this Plan shall be construed and enforced as if such illegal or invalid provision has never been included herein.

Section 7.16 __Notice.__ Unless otherwise provided in an Award Agreement, all written notices and all other written communications to the Company provided for in the Plan, any Award Agreement, shall be delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid (provided that international mail shall be sent via overnight or two-day delivery), or sent by facsimile or prepaid overnight courier to the Company at:

Mercantile Bancorp, Inc.
200 North 33rd Street
Quincy, Illinois 62301
Fax: (217) 223-8938

Such notices, demands, claims and other communications shall be deemed given:

(a) in the case of delivery by overnight service with guaranteed next day delivery, the next day or the day designated for delivery;

(b) in the case of certified or registered U.S. mail, five (5) days after deposit in the U.S. mail; or

(c) in the case of facsimile, the date upon which the transmitting party received confirmation of receipt by facsimile, telephone or otherwise;

provided, however, that in no event shall any such communications be deemed to be given later than the date they are actually received, provided they are actually received. In the event a communication is not received, it shall only be deemed received upon the showing of an original of the applicable receipt, registration or confirmation from the applicable delivery service provider. Communications that are to be delivered by the U.S. mail or by overnight service to the Company shall be directed to the attention of the Company's senior human resource officer and Corporate Secretary.

Article 8
DEFINED TERMS; CONSTRUCTION

Section 8.1 In addition to the other definitions contained herein, unless otherwise specifically provided in an Award Agreement, the following definitions shall apply:

(a) "**Award Agreement**" means the document (in whatever medium prescribed by the Committee) which evidences the terms and conditions of an award under the Plan. Such document is referred to as an agreement regardless of whether Participant signature is required.

(b) "**Board**" means the Board of Directors of the Company.

(c) If the Participant is subject to an employment agreement (or other similar agreement) with the Company or a Subsidiary that provides a definition of termination for "cause," then, for purposes of this Plan, the term "**Cause**" shall have meaning set forth in such agreement. In the absence of such a definition, "Cause" means (1) any act of (A) fraud or intentional misrepresentation, or (B) embezzlement, misappropriation or conversion of assets or opportunities of the Company or Subsidiary, or (2) willful violation of any law, rule or regulation in connection with the performance of a Participant's duties (other than traffic violations or similar offenses), or (3) with respect to any employee of the Company or Subsidiary, commission of any act of moral turpitude or conviction of a felony, or (4) the willful or negligent failure of the Participant to perform his duties in any material respect.

(d) "**Change in Control**" has the meaning ascribed to it in **Section 4.2**.

(e) "**Code**" means the Internal Revenue Code of 1986, as amended, and any rules, regulations and guidance promulgated thereunder, as modified from time to time.

(f) **"Code Section 409A"** means the provisions of Section 409A of the Code and any rules, regulations and guidance promulgated thereunder.

(g) **"Committee"** means the Committee acting under Article 5.

(h) "**Director**" means a member of the board of directors of the Company or a Subsidiary.

(i) "**Exchange Act**" means the Securities Exchange Act of 1934, as amended from time to time.

(j) "**Participant**" means any individual who has received, and currently holds, an outstanding award under the Plan.

(k) "**Securities Act**" means the Securities Act of 1933, as amended from time to time.

(l) "**Stock**" means the common stock of the Company, $0.42 par value per share.

(m) "**Subsidiary**" means any corporation, affiliate or other entity which would be a subsidiary corporation with respect to the Company as defined in Code Section 424(f) and, shall also mean any partnership or joint venture in which the Company and/or other Subsidiary owns more than fifty percent (50%) of the capital or profits interests.

(n) **"Termination of Service"** means the first day occurring on or after a grant date on which the Participant ceases to be an employee of, or service provider to (which, for purposes of this definition, includes Directors), the Company or any Subsidiary, regardless of the reason for such cessation, subject to the following:

(i) The Participant's cessation as an employee or service provider shall not be deemed to occur by reason of the transfer of the Participant between the Company and a Subsidiary or between two Subsidiaries.

(ii) The Participant's cessation as an employee or service provider shall not be deemed to occur by reason of the Participant's being on a leave of absence from the Company or a Subsidiary approved by the Company or Subsidiary otherwise receiving the Participant's services.

(iii) If, as a result of a sale or other transaction, the Subsidiary for whom Participant is employed (or to whom the Participant is providing services) ceases to be a Subsidiary, and the Participant is not, following the transaction, an Employee of or service provider to the Company or an entity that is then a Subsidiary, then the occurrence of such transaction shall be treated as the Participant's Termination of Service caused by the Participant being discharged by the entity for whom the Participant is employed or to whom the Participant is providing services.

(iv) A service provider whose services to the Company or a Subsidiary are governed by a written agreement with the service provider will cease to be a service provider at the time the term of such written agreement ends (without renewal); and a service provider whose services to the Company or a Subsidiary are not governed by a written agreement with the service provider will cease to be a service provider on the date that is ninety (90) days after the date the service provider last provides services requested by the Company or any Subsidiary (as determined by the Committee).

(v) Unless otherwise provided by the Committee, an employee who ceases to be an employee, but becomes or remains a Director, or a Director who ceases to be a Director, but becomes or remains an employee, shall not be deemed to have incurred a Termination of Service.

(vi) Notwithstanding the forgoing, in the event that any award under the Plan constitutes Deferred Compensation, the term Termination of Service shall be interpreted by the Committee in a manner not to be inconsistent with the definition of "Separation from Service" as defined under Code Section 409A.

(o) "**Voting Securities**" means any securities which ordinarily possess the power to vote in the election of Directors without the happening of any pre-condition or contingency.

Section 8.2 In this Plan, unless otherwise stated or the context otherwise requires, the following uses apply:

(a) actions permitted under this Plan may be taken at any time and from time to time in the actor's reasonable discretion;

(b) references to a statute shall refer to the statute and any successor statute, and to all regulations promulgated under or implementing the statute or its successor, as in effect at the relevant time;

(c) in computing periods from a specified date to a later specified date, the words "from" and "commencing on" (and the like) mean "from and including," and the words "to," "until" and "ending on" (and the like) mean "to, but excluding";

(d) references to a governmental or quasi-governmental agency, authority or instrumentality shall also refer to a regulatory body that succeeds to the functions of the agency, authority or instrumentality;

(e) indications of time of day shall be based upon the time applicable to the location of the principal headquarters of the Company;

(f) "including" means "including, but not limited to";

(g) all references to sections, schedules and exhibits are to sections, schedules and exhibits in or to this Plan unless otherwise specified;

(h) all words used in this Plan will be construed to be of such gender or number as the circumstances and context require;

(i) the captions and headings of articles, sections, schedules and exhibits appearing in or attached to this Plan have been inserted solely for convenience of reference and shall not be considered a part of this Plan nor shall any of them affect the meaning or interpretation of this Plan or any of its provisions;

(j) any reference to a document or set of documents in this Plan, and the rights and obligations of the parties under any such documents, shall mean such document or documents as amended from time to time, and any and all modifications, extensions, renewals, substitutions or replacements thereof; and

(k) all accounting terms not specifically defined herein shall be construed in accordance with GAAP.

Mercantile
BANCORP, INC.

200 North 33rd Street
Quincy, IL 62301
217-223-7300
mercbanx.com

AMERICAN
STOCK EXCHANGE®
LISTED
MBR™

Mercantile
BANCORP, INC.



Bank Holdings

Illinois
Quincy
Augusta
Hamilton
Golden
Carthage
Mt. Sterling

Missouri
Palmyra
Perry
Wentzville
St. Joseph
Hannibal
Bowling Green
St. Charles
Kansas City
Monroe City
Troy
Savannah
Independence

Indiana-LPO
Carmel

Kansas
Prairie Village
Leawood

Florida
Naples
Fort Myers
Marco Island

Bank Investments

Missouri
Clayton
Jefferson City

Georgia
Alpharetta
Atlanta

Florida
Crestview
Jupiter

Tennessee
Memphis

North Carolina
Charlotte

Colorado
Lakewood

California
El Segundo

Shareholder Information

Corporate Office
Mercantile Bancorp, Inc.
200 North 33rd Street
Quincy, Illinois 62301

Phone and Fax Numbers
217-223-7300
800-405-6372 Toll-Free
217-223-8938 fax

Website
mercbanx.com

E-mail Addresses
investor.relations@mercbanx.com
info@mercbanx.com

Stock Information
The company is listed on the American Stock Exchange and traded under the symbol MBR.

The company's news releases and filings with the Securities and Exchange Commission are available by visiting the Investor Relations area of our website at www.mercbanx.com or by contacting the Investor Relations department at the corporate office.

Transfer Agent
Illinois Stock Transfer Company
209 West Jackson Boulevard
Suite 903
Chicago, Illinois 60606

Independent Auditors
BKD, LLP
224 North Water Street, Ste 400
Decatur, Illinois 62525-1580

Annual Meeting
The Annual Meeting of Shareholders will be held at 2:00 p.m. on Monday, May 19, 2008 at Mercantile Center, 200 North 33rd Street, Quincy, Illinois.

AMERICAN STOCK EXCHANGE LISTED
MBR

Mercantile
BANCORP, INC.

END

200 North 33rd Street
Quincy, IL 62301
217-223-7300
mercbanx.com

American Stock Exchange Listed MBR